Exhibit D
THE REPUBLIC OF TURKEY
This description of the Republic of Turkey is dated as of October 3, 2011 and appears as Exhibit D to the Republic of Turkey’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2010.

FORWARD-LOOKING STATEMENTS
Turkey has made forward-looking statements in this Annual Report on Form 18-K. Statements that are not historical facts are forward-looking statements. These statements are based on Turkey’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Turkey undertakes no obligation to update any of them in light of new information or future events.
Forward-looking statements involve inherent risks. Turkey cautions you that a number of factors could cause actual results to differ materially from those contained in any forward-looking statements. These factors include, but are not limited to:
•	External factors, such as:
o	interest rates in financial markets outside Turkey;

o	the impact of changes in the credit rating of Turkey;

o	the impact of changes in the international prices of commodities;

o	economic conditions in Turkey’s major export markets;
o	the decisions of international financial institutions regarding the terms of their financial arrangements with Turkey;
o	the impact of any delays or other adverse developments in Turkey’s accession to the European Union; and

o	the impact of adverse developments in the region where Turkey is located.
•	Internal factors, such as:
o	general economic and business conditions in Turkey;

o	present and future exchange rates of the Turkish currency;

o	foreign currency reserves;

o	the level of domestic debt;

o	domestic inflation;

o	the ability of Turkey to effect key economic reforms;

o	the level of foreign direct and portfolio investment; and

o	the level of Turkish domestic interest rates.

i

RECENT DEVELOPMENTS
GENERAL
     Turkey’s economy was impacted by the 2008-2009 global financial crisis but began to recover in the last quarter of 2009. Turkey’s GDP increased by 11.6% in the first quarter of 2011 and by 8.8% in the second quarter of 2011, as compared to the first quarter of 2010 and the second quarter of 2010 respectively. See “Recent Developments — Key Economic Indicators”. Since 2003, the Republic has maintained fiscal discipline, as evidenced by the fact that the Republic’s debt ratios have been below the Maastricht criteria since 2004. In addition to prudent fiscal policies, the Republic’s strong banking sector was an important underlying factor in maintaining a healthy fiscal position. Although many countries had intervened in and supported their respective banking sector with government financing, there was no need to take any such measures in Turkey due to the nature of banking regulations implemented before the global financial crisis. Considering these developments, the recent turmoil in the EU sovereign debt market has not had any material impact on the Republic’s public finances or economy due to the Republic’s strong fiscal balance, low debt to GDP ratio and strong banking sector. However, as the EU sovereign debt crisis has spread beyond the euro zone periphery to larger economies, such as Italy, growth in the countries comprising the euro zone has significantly decreased, especially in Germany, Turkey’s largest export partner. Additionally, many EU countries are implementing austerity measures that may adversely impact growth in these countries. Given the strong economic and political ties between the Republic and the EU, any material deterioration in the EU economy or any material deterioration in market conditions due to the uncertainties arising from problems in the EU could have negative effects on the Republic’s economy or assets. From January 3, 2011 to September 30, 2011, the Istanbul Stock Exchange National 100 Index fell 11.7065%.
     Since January 2011, there have been varying degrees of political instability and public protests within certain Middle Eastern and Northern African countries, including (without limitation) Bahrain, Egypt, Iran, Libya, Syria and Tunisia. As a result of the unrest in Syria, thousands of Syrian refugees have fled to Turkey and more can be expected to cross the Turkish-Syrian border if the unrest in Syria escalates. Although such instances of instability have not so far materially affected Turkey’s financial or political situation, there can be no assurance that such instability will not escalate in the future, that such instability will not spread to additional countries in the Middle East or North Africa, that governments in the Middle East and North Africa will be successful in maintaining domestic order and stability, or that Turkey’s financial or political situation will not thereby be affected. In addition, the significant increase in the price of oil that reflects increased instability in the Middle East and North Africa could have an adverse effect on the economy.
     On February 11, 2011, the Executive Board concluded the Second Post-Program Monitoring Discussions with Turkey. The Executive Board welcomed the strong recovery of the Turkish economy during 2010, with output exceeding its pre-crisis level and unemployment moderating significantly, but noted the sharply widening current account deficit. The Executive Board stated that Turkey’s main challenge is determining the right policy mix in the face of vulnerabilities arising from excessive domestic demand and volatile short-term capital flows. The Executive Board recognized that Turkey’s favorable near-term growth prospects and healthy balance sheets would likely continue to attract capital inflows, but also noted that predominantly short-term capital inflows have increased the Republic’s exposure to capital flow reversal and associated repricing risks. The Executive Board welcomed Turkey’s increased focus on systemic financial-sector risk and a moderate tightening of macroprudential measures. A number of Executive Board directors, however, called for further action in these areas. The Executive Board also encouraged progress on structural reforms to enhance competitiveness and resilience to capital inflows.
     Between March 16, 2011 and April 5, 2011, an IMF mission visited Turkey for the Financial Sector Assessment Program (“FSAP”) update. FSAP assessments include a financial stability assessment, which is the responsibility of the IMF, and a financial development assessment, which is the responsibility of the World Bank. As of the date of this Annual Report the IMF has not published an updated Financial System Stability Assessment for Turkey.
     On September 6, 2011, the annual review of Turkey’s economy, referred to as an Article IV consultation, commenced with the visit of an International Monetary Fund (“IMF”) staff mission. The IMF periodically consults with each member state in order to ensure that each member state has in place a sound macroeconomic framework and corresponding policies to promote financial stability, economic growth and free exchange rates. On September 19, 2011, the IMF mission concluded its review and published its preliminary conclusions. However, the Executive Board of the IMF has not concluded the Article IV consultation and post-program monitoring with the Republic. In its preliminary conclusions, the IMF stated that the Turkish economy remains more robust than many other economies, but the recent domestic demand boom has begun to affect resilience in some areas as private sector dissaving has left Turkey exposed to fluctuations in global liquidity cycles and swings in risk appetite. The IMF also noted that the main challenge for the Republic is to rebalance the composition of demand and narrow the current account deficit. Moreover, the preliminary conclusions emphasized that the economic outlook depends on the availability of foreign savings and Turkey’s capacity for import replacement.
     The Undersecretariat of the Turkish Treasury together with the World Bank launched the Country Partnership Strategy (“CPS”) of Turkey on February 28, 2008. The CPS ended June 30, 2011 and was designed to provide Turkey with financial and technical support over the 2008-2011 period. The 2008-2011 CPS package initially envisaged total financial support of $8.1 billion and consisted of both investment and program loans. Under the 2008-2011 CPS program, a total of approximately $7.64 billion worth of agreements have been signed. As of the date of this Annual Report, negotiations between the Undersecretariat of the Turkish Treasury and the World Bank in respect of a new CPS program are ongoing. The following table sets forth the program and investment loans approved under the CPS program during 2011.
LOANS FROM WORLD BANK 2011

	Original	USD	Board	Loan Agreement
Program Loans	Amount	Equiavalent	Approval Date	Date
Second Restoring Equitable Growth and Employment (REGE) DPL 2	€506,100,000	$700,000,000	May 5, 2011	May 27, 2011

Investment Loans	Original Amount	USD Equiavalent	Board Approval Date	Loan Agreement Date

Additional Loan for the Fourth Export Intermediation Project	€87,800,000	$120,000,000	March 17, 2011	April 5, 2011
	$180,000,000	$180,000,000	March 17, 2011	April 5, 2011

İstanbul Seismic Risk Mitigation and Emergency Preparedness Project	€109,800,000	$150,000,000	April 21 2011	August 4, 2011
     On June 24, 2011, the Financial Action Task Force (“FATF”), an inter-governmental global standard setting body responsible for developing and promoting policies to combat money laundering and terrorist financing (“AML/CFT”), identified Turkey among the jurisdictions that have strategic AML/CFT deficiencies. Although the FATF acknowledged that Turkey has taken steps towards improving its AML/CFT regime (including its work on AML/CFT legislation) and Turkey’s high-level political commitment to work with the FATF to address its strategic AML/CFT deficiencies, the FATF stated that Turkey has not made sufficient progress in implementing its action plan and certain strategic AML/CFT deficiencies remain. The FATF encouraged Turkey to address its remaining deficiencies and continue implementing its action plan.
     The Council of Ministers is authorized to determine investment contribution rates for each province group, not to exceed 25%, and large scale investments exceeding TL50 million, not to exceed 45%; and to apply a reduction of up to 90% to corporate income tax rates (2009/15199 CoM decree). In 2011, pursuant to Law No. 6111, these upper limits were increased to 55% and 65%, respectively. The Council of Ministers, accepted these rate limits by decree (2011/1597 CoM Decree).
POLITICAL CONDITIONS
     The Republic has a parliamentary form of government. The Justice and Development Party (the “AKP”) won the latest general elections held on June 12, 2011 with 49.8% of the eligible votes and formed the 61st Government of the Republic. The following table sets forth the composition of the Assembly by total number of seats as of September 27, 2011.

Political Party	Number of Seats
Justice and Development Party (AKP)	327
Republican People’s Party (CHP)	135
Nationalist Action Party (MHP)	52
Peace and Democracy Party (BDP)	29
Independents	7

Source: The Grand National Assembly of Turkey

KEY ECONOMIC INDICATORS
     The following tables set forth increases or decreases in GDP (at constant prices) for the periods indicated:

GDP growth rates	Q1	Q2	Q3	Q4	Annual
2011	11.6%	8.8%	—	—	—

	2010	2011 Q1	2011 Q2
	Sector	Sector	Sector
	Share	Share	Share
Kind of economic activity	(%)	(%)	(%)
1. Agriculture, hunting and forestry	8.2	4.0	6.7
2. Fishing	0.2	0.2	0.1
3. Mining and quarrying	1.4	1.2	1.3
4. Manufacturing	15.5	16.9	16.4
5. Electricity, gas and water supply	2.3	2.2	2.1
6. Construction	4.1	4.4	4.8
7. Wholesale and retail trade	11.2	11.8	11.9
8. Hotels and Restaurants	2.3	1.8	1.8
9. Transport, storage and communication	13.3	12.5	13.4
10. Financial intermediation	3.7	3.4	3.2
11. Ownership and dwelling	11.3	11.2	10.3
12. Real Estate, renting and business activities	4.8	5.9	4.3
13. Public administriation and defence; compulsory social security	4.2	4.8	4.0
14. Education	3.3	3.9	3.2
15. Health and social work	1.6	1.8	1.4
16. Other community, social and personel service activities	1.7	1.9	1.5
17. Private household with employed persons	0.2	0.3	0.2
18. Sectoral Total	89.3	88.1	86.8
19. Financial intermediation services indirectly measured	1.8	1.5	1.3
20. Taxes-Subsidies	12.5	13.3	14.5
21. GDP (In purchasers’ value)	100.0	100.0	100.0
     Source: TURKSTAT
•	For the month of August 2011, CPI increased by 0.73% and PPI increased by 1.76% as compared to the previous month.

•	The Republic’s CPI and PPI increased by 6.65% and 11.00%, respectively, in August 2011 as compared to the same month of the previous year. The Republic’s CPI and PPI were 6.4% and 8.87%, respectively, in 2010.

•	The Central Bank announced the annual inflation target rates for 2012 and 2013 as 5%. The target for 2010 was 6.5% and the target for 2011 is 5.5%. The central Bank announced that the uncertainty band for 2011 is 2 percentage points in both directions around the annual inflation target rate and that the quarterly inflation past is consistent with the year-end target rate. The following table sets forth the quarterly inflation path and uncertainty band for 2011:
     Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band for 2011:

	March	June	September	December
Uncertainty Band (Upper Limit)	7.5	7.5	7.5	7.5
Path Consistent with the Target	5.5	5.5	5.5	5.5
Uncertainty Band (Lower Limit)	3.5	3.5	3.5	3.5
Source: Central Bank
•	On September 27, 2011, the Central Bank foreign exchange buying rate for U.S. dollars was TL1.8410 per U.S. dollar, compared to an exchange buying rate of TL1.4686 per U.S. dollar on September 27, 2010.

•	On September 6, 2011, the Government offered an interest rate of 7.70% for its 20-month Government Bond, compared to an interest rate of 8.13% for its 20-month Government Bond on September 7, 2010.

•	The industrial production index increased by 6.9% in July 2011 compared to July 2010 (year on year).

•	The following table indicates unemployment figures for 2011:

2011	Unemployment rate	Number of unemployed
January	11.9%	3,044,000
February	11.5%	2,964,000
March	10.8%	2,816,000
April	9.9%	2,637,000
May	9.4%	2,550,000
June	9.2%	2,537,000
Source: TURKSTAT
•	On December 26, 2010, it was announced that the minimum wage for both private and public sector workers would increase by 5.1% in the second half of 2011. The implementation of prudent policies in public finance and the banking sector, as explained above under the heading “General”, created the fiscal flexibility that enabled the increase in wages and salaries of civil servants in 2011 in accordance with then-existing contractual obligations.

•	According to the Medium Term Program (defined below) that the Government unveiled on October 11, 2010, year-end CPI is expected to be 5.3%, 5.0% and 4.9% for 2011, 2012 and 2013, respectively.

•	As of September 20, 2011, the one-week repo auction rate of the Central Bank was 5.75%, the Central Bank overnight borrowing interest rate was 5.00% and the Central Bank overnight lending interest rate was 9.00%. The Central Bank noted that inflation may temporarily hover slightly above the levels envisaged in its July Inflation Report and that core inflation may continue to rise for some time. However, due to the slowdown in global economic activity, the Monetary Policy Committee (“MPC”) further noted that it is expected that any second round effects of exchange rate movements will be limited, and that any increase in inflation will be temporary. Accordingly, the MPC has indicated that the inflation outlook for the end of 2012 is consistent with the 5.0% target.
TOURISM
•	In July 2011, the number of foreign visitors visiting the Republic increased by approximately 5.49% to 4,597,475 as compared to the same month of 2010. Tourism revenues increased 17.8% compared to the same period of the previous year.
FOREIGN TRADE AND BALANCE OF PAYMENTS
     In July 2011, the trade balance (according to the balance of payments presentation) posted a deficit of $7.95 billion as compared to a deficit of $5.35 billion in the same period in 2010. In July 2011, total goods imported (c.i.f.)1, including gold imports, increased by 29.9% to approximately $20.89 billion, as compared to approximately $16.08 billion during the same period of 2010. In July 2011, the import of capital goods, which are used in the production of physical capital, increased by approximately 31.29% over the same period in 2010; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, increased by approximately 31.54% over the same period in 2010 and consumption goods increased by approximately 19.97% over the same period of 2010. In July 2011, total goods exported (f.o.b.)2, increased by 24.2% to approximately $11.88 billion, as compared to approximately $9.57 billion during the same period of 2010. In July 2011, the current account produced a deficit of approximately $5.32 billion, as compared to a deficit of approximately $3.57 billion in the same period of 2010. According to the Republic’s

[1]	c.i.f. means cost, insurance and freight; when a price is quoted c.i.f., it means that the selling price includes the cost of the goods, the freight or transport costs and also the cost of marine insurance. c.i.f. is an international commerce term.

[2]	f.o.b. means free on board; when a price is quoted f.o.b., it means that the selling price includes the cost of the goods, but not the freight or transport costs and the cost of marine insurance. f.o.b. is an international commerce term.

Medium Term Program, the current account deficit is projected to be $42.2 billion in 2011.
     As of September 16, 2011, total gross international reserves of the Central Bank were approximately $92.86 billion (compared to $85.96 billion as of December 31, 2010), gold reserves were approximately $5.62 billion (compared to $5.26 billion as of December 31, 2010) and the Central Bank gross foreign exchange reserves were approximately $87.23 billion (compared to approximately $80.70 billion as of December 31, 2010).
     As of September 16, 2011, the Central Bank held approximately TL16.34 billion in public sector deposits.
PUBLIC FINANCE AND BUDGET
•	From January to August 2011, the central government consolidated budget expenditures were approximately TL196.9 billion and central government consolidated budget revenues were approximately TL199.0 billion, compared to a central government consolidated budget expenditure of approximately TL183.4 billion and a consolidated budget revenue of TL169.0 billion during the same period in 2010.

•	From January to August 2011, the central government consolidated budget surplus was approximately TL2.1 billion, compared to a central government consolidated budget deficit of TL14.4 billion during the same period in 2010.

•	From January to August 2011, the central government consolidated budget primary surplus reached approximately TL33.8 billion, compared to the central government consolidated budget primary surplus of TL20.9 billion during the same period in 2010.

•	In August 2011, the central government consolidated budget expenditures were approximately TL29.5 billion and central government consolidated budget revenues were approximately TL32.3 billion, compared to a central government consolidated budget expenditure of approximately TL23.2 billion and a central government consolidated budget revenue of TL26.3 billion during the same month of 2010.

•	In August 2011, the central government consolidated budget surplus was approximately TL2.8 billion, compared to a central government consolidated budget surplus of TL3.1 billion during the same month of 2010.

•	In August 2011, the central government consolidated budget primary balance produced a surplus of approximately TL8.4, compared to the central government consolidated budget primary surplus of TL6.2 billion during the same month of 2010.

•	The following table sets forth the details of the central government budget for the first eight months of 2011.

Central Government Budget	January – August
(Thousand TL)	2011 (cumulative)	August 2011

Expenditures	196,936,922	29,495,071
1-Excluding Interest	165,194,545	23,813,549
Personnel	49,122,099	5,955,710
Social Security Contributions	8,392,914	1,019,980
Purchase of Goods and Services	18,607,348	3,313,236
Current Transfers	71,182,543	9,307,035
Capital Expenditures	12,616,207	3,181,726
Capital Transfers	2,487,084	260,787
Lending	2,786,350	775,075
Contingencies	0	0
2-Interest	31,742,377	5,681,522
Revenues	199,041,643	32,256,239
1-General Budget Revenues	192,788,243	31,739,138
Taxes	169,460,298	29,515,184
Property Income	7,091,604	399,788
Grants and Aids and Special Revenues	973,033	49,602
Interest, Shares and Fines	13,010,233	1,607,870
Capital Revenues	2,089,226	144,438
Receivable Collections	163,849	22,256
2-Special Budget Institutions	4,606,041	424,623
3-Regularity & Supervisory Institutions	1,647,359	92,478
Budget Balance	2,104,721	2,761,168
Primary Balance	33,847,098	8,442,690
     Source: Ministry of Finance
     On December 26, 2010, the Assembly approved the Budget Law for 2011 (Law No. 6091). According to the budget law, budget expenditures in 2011 are expected to be TL312.5 billion, budget revenues in 2011 are expected to be TL279.0 billion and the total budget deficit in 2011 is expected to be TL33.5 billion.
     On October 28, 2010, the Republic announced its 2011 financing program. According to the 2011 financing program, the Republic expects to repay (including principal and interest) a total of approximately TL152.8 billion of debt in 2011, of which approximately TL135.0 billion is domestic debt and approximately TL17.8 billion is external debt. The total borrowing target for the Republic in 2011 is approximately TL131.7 billion, of which approximately TL119.1 billion would consist of domestic borrowing and approximately TL12.5 billion would consist of external borrowings. Other sources of funds in 2011 consist of cash primary surplus, revenues from privatization, transfers from the Unemployment Insurance Fund and the Savings Deposit Insurance Fund (“SDIF”), receipts from on-lending and guaranteed debt and use of cash account (which are targeted to yield TL21.1 billion in total in 2011).
     On October 11, 2010, the Government announced a medium term program that covers the period between 2011 and 2013 (the “Medium Term Program”). Under this framework, targets for medium term macroeconomic indicators (such as GDP growth rates, unemployment rates, current account deficit to GDP, central government budget deficit to GDP, etc.) were announced. With this program, the Government announced that GDP is expected to grow by 4.5% in 2011, 5.0% in 2012 and 5.5% in 2013. The primary surplus to GDP ratio is expected to gradually increase to 1.0% by 2013. In addition, the central government budget deficit to GDP ratio is expected to be 2.8% in 2011, 2.4% in 2012 and 1.6% in 2013. The Government also indicated that the unemployment rate is expected to decline to 11.4% in 2013.

PRIVATIZATION
     The Government’s plans for privatization include, among others, the remaining shares of Turk Telekom A.S. (“Turk Telekom”), Turk Hava Yollari A.O. (“Turkish Airlines”), Cyprus Turkish Tobacco Processing Industry Ltd., sugar factories, electricity generators/distributors, Baskent Dogalgaz, bridges and ports, toll roads, Halkbank, Ziraat Bank and the national lottery.
     The companies with the highest bids for the tender of Boğaziçi Elektrik Dağıtım A.Ş., Gediz Elektrik Dağıtım A.Ş., Dicle Elektrik Dağıtım A.Ş., Trakya Elektrik Dağıtım A.Ş., Toroslar Elektrik Dağıtım A.Ş., İstanbul Anadolu Yakası Elektrik Dağıtım A.Ş. and Akdeniz Elektrik Dağıtım A.Ş failed to meet the deadlines set by the Privatization Administration to conclude their respective sale agreements, despite the fact that the Privatization Administration had extended the deadlines twice. As a result, the Privatization Administration announced on July 26, 2011 that bidders who submitted the second highest bids for these companies will be invited to enter into the sales agreements. The deadline for these bidders to conclude their respective sales agreement is September 29, 2011.
     On August 25, 2011, the Privatization Agency announced tenders for the privatization of the Edirne-İstanbul-Ankara Motorway, the Pozantı-Tarsus-Mersin Motorway, the Tarsus-Adana-Gaziantep Motorway, the Toprakkale-İskenderun Motorway, the Gaziantep-Şanlıurfa Motorway, the İzmir-Çeşme Motorway, the İzmir-Aydın Motorway, the İzmir and Ankara Ring Motorway, the Bosphorus Bridge and the Fatih Sultan Mehmet Bridge and the Ring Motorway, along with their respective connecting roads and service facilities, maintenance and operating facilities, fee collection centers and the other production and services facilities and other assets located on such motorways, as well as the construction, maintenance, repairs and operation of these motorways and bridges. These motorways and bridged are expected to be privatized through a transfer of operation rights for a period of 25 years. The deadline for submitting bids is December 15, 2011.
     On March 21, 2011, the Privatization Administration announced the tender for the sale of a 100% stake in Hamitabat Elektrik Üretim Santrali, (an electricity generation plant). Bidding was expected to close on June 27, 2011. On June 17, 2011, the Privatization Administration extended the deadline for submitting bids to July 28, 2011. On July 28, 2011 the Privatization Administration further extended the deadline for submitting bids to September 23, 2011.
BANKING SYSTEM
     There have not been any bank takeovers during the recent global financial and economic crisis. The most recent takeover occurred on July 3, 2003 and involved Türkiye Imar Bankası TAŞ. As of September 30, 2011, the SDIF had taken over 25 private banks since 1994.
      Turkey has a relatively strong, well capitalized and profitable banking system. The banking system in Turkey had a capital adequacy ratio1 of 17.01% and a relatively low non-performing loan ratio2 of 2.91% as of July 2011.
     On March 23, 2011, the Central Bank updated the reserve requirement ratios (the “RRRs” and each, an “RRR”) for Turkish Lira deposits for related maturities and extended the range to 5-15%. On April 21, 2011, the Central Bank the RRRs increased for Turkish Lira deposits/participation accounts with a maturity up to 1 month and demand deposits, notice deposits and personal current accounts by 100 bps. In addition, the RRRs for foreign exchange (“FX”) deposits and liabilities were adjusted, with a range set between 11-12% depending on maturity.
     As of September 27, 2011, the RRRs for FX demand deposits, notice deposits and personal current accounts and FX deposits/participation accounts with a maturity of less than 1 year were 11.5%. In addition, the RRR for FX liabilities with a maturity of up to (and including) one year was 11.5%, the RRR for FX liabilities with a maturity of up to (and including) three years was 9.5% and the RRRs for FX liabilities with a maturity of more than three years was 8.5%. As of September 27, 2011, the RRRs for Turkish Lira deposits/participation accounts were between 5% and 16% depending on maturity. Furthermore, RRRs were 16% for Turkish Lira demand deposits, deposits at notice and personal current accounts.

[1]	Regulatory capital/Total risk weighted items

[2]	Gross non-performing loans/Total cash loans

     On September 12, 2011, the Central Bank announced new facilities for required reserves. Accordingly to the announcement, up to 10% of reserve requirements for Turkish Lira liabilities can be maintained in US dollars and/or Euros and gold deposit accounts may be included in the coverage of the reserve requirements.
     On July 4, 2011 the Banking Regulation and Supervision Agency announced that the SDIF will control a 62.37% stake in Arap Turk Bankasi A.Ş., but will not receive dividend rights, as long as UN Security Council resolutions 1970 and 1973, and a related Turkish government decree, remain in effect.
DEBT
     The Central Government’s total domestic debt stock was approximately TL363.9 billion as of July 2011, compared to approximately TL345.2 billion as of July 2010. In July 2011, the average maturity of Turkey’s domestic borrowing was 42.4 months, compared 37.1 months in July 2010. The average annual interest rate on domestic borrowing in local currency (including discounted treasury bills/government bonds) on a compounded basis was 8.73% in August 2011, compared to 8.3% in July 2010.
     The total gross outstanding external debt of the Republic was approximately $298.8 billion (at then-current exchange rates) at the end of the first quarter of 2011. The table below summarizes the gross external debt profile of the Republic.

2011
Gross External Debt Profile (Million $)	Q1
GROSS EXTERNAL DEBT	298,818
SHORT TERM	77,208
Public Sector	4,977
Central Bank	1,635
Private Sector	70,596
LONG TERM	221,610
Public Sector	88,495
Central Bank	10,633
Private Sector	122,482
     Source: Undersecretariat of Treasury
Since January 1, 2011, the Republic has issued the following external debt:
• $1 billion of global notes on January 12, 2011, which mature on January 14, 2041 and have a 6.00% annual interest rate.
• ¥180 billion of Samurai bonds on March 18, 2011 under the Japan Bank for International Cooperation guarantee, which mature on March 18, 2021 and have a 1.87% annual interest rate.
INTERNATIONAL RELATIONS
     On June 8, 2011, the legal framework for the Nabucco Pipeline, which aims to supply Europe with gas from the Caspian region and the Middle East, was finalized with the signing of the Project Support Agreements (PSAs) between NABUCCO Gas Pipeline International GmbH and the responsible ministries of the five transit countries (Austria, Bulgaria, Hungary, Romania and Turkey).
     On March 27, 2011, NATO ambassadors decided to take over control of all UN-mandated military operations in Libya, including any airstrikes that are carried out to protect civilians from Muammar Gaddafi’s troops. The operations are managed in part from NATO’s air base in Izmir, Turkey, with overall command in Naples, Italy, which already supervises the naval embargo operations.

     On August 25, 2011, political directors of the Libya Contact Group met in Istanbul under the Co-Chairmanship of the Republic and Norway. Representatives from 28 countries and 7 international organizations, including the UN, the EU, NATO, the League of Arab States, the Organization of the Islamic Cooperation, the Gulf Cooperation Council and, as an invitee, the African Union, held talks on the recent developments in Libya. The participants welcomed the progress achieved by the Libyan people in building a free, united and democratic Libya. They also stressed the need for Muammar Gaddafi and his political associates to turn themselves in immediately in order to prevent further violence and destruction of the national infrastructure.
DESCRIPTION OF THE REPUBLIC
     Turkey has a democratically elected parliamentary form of government. Since its founding in 1923, Turkey has aligned itself with the West and is a member of numerous international organizations, including the North Atlantic Treaty Organization (“NATO”), the Council of Europe, the World Bank, the IMF and the Organization for Economic Cooperation and Development (the “OECD”). Turkey is also an associate member of the EU and a founding member of the European Bank for Reconstruction and Development (the “EBRD”).
     Since 1980, the Government embarked upon a series of market-oriented reforms which, among other things, were designed to remove price controls and reduce subsidies, reduce the role of the public sector in the economy, emphasize growth in the industrial and service sectors, encourage private investment and savings, liberalize foreign trade, reduce tariffs and promote export growth, ease capital transfer and exchange controls and encourage foreign investment, increase the independence of the Central Bank and reform the tax system. Turkey moved towards full convertibility of the Turkish Lira by accepting the obligations of Article VIII of the IMF Articles of Agreement in March 1990. Turkey has developed a market-oriented, highly diversified economy with growing industrial and service sectors, while retaining a prominent agricultural sector that makes the country largely self-sufficient in foodstuffs. In 2010, the service sector, industrial sector and agricultural sector accounted for 69.1%, 21.5% and 9.4%, respectively, of Turkey’s gross domestic product. See “Economy-Services,” “Economy-Industry” and “Economy-Agriculture.”
LOCATION, AREA AND TOPOGRAPHY

     Turkey, situated at the junction of Europe and Asia, is an important crossroads between Western Europe, the Middle East and Asia. Turkey’s location has been a central feature of its history, culture and politics. Turkey’s land borders extend for more than 2,600 kilometers and are shared with eight countries: Greece and Bulgaria in the west and northwest, Iran in the east, Armenia, Georgia and Azerbaijan in the northeast, and Iraq and Syria in the south.
     Turkey’s coastline extends for approximately 7,200 kilometers along the Black Sea in the north, the Aegean Sea in the southwest and the Mediterranean Sea in the south, all of which are connected by the Bosphorus, the Sea of Marmara and the Dardanelles.
     Turkey has an area of approximately 814,578 square kilometers (inclusive of its lakes), and its topography is varied. Most of the country consists of highland plateau surrounded by mountainous areas which rise toward the east. Climatic conditions differ widely among the regions.
POPULATION
According to estimates of the Turkish Statistical Institute (“TURKSTAT”) and the State Planning Organization (renamed in 2011 as the “Ministry of Development”), the population of Turkey was 73,722,988 on December 31, 2010. The annual population growth rate for Turkey in 2010 was 1.6%, compared to an annual growth rate of 1.32%, 1.31% and 1.45% in 2007, 2008 and 2009, respectively. Turkey’s population is relatively young compared to other European countries, and the transformation of Turkey’s economy from a largely agricultural economy to an industrial and service-oriented economy has led to an increasingly urban population. According to the TURKSTAT and the Ministry of Development, in 2010, 76.3% of the population lived in urban areas and 23.7% lived in rural areas. In 2010, the median age of the population in Turkey was 29.2, with a median age of 28.7 for males and 29.8 for females. The median age of the population living in provincial and district centers was 29.1 and the median age of the population living in villages was 29.8. Persons of working age, the age group of 15-64, constituted 67.2% of the total population in 2010.

     The largest city in Turkey with a population of about 13.3 million is Istanbul, the country’s commercial center. Its historical depth and heritage has allowed the city to be named the European Capital of Culture in 2010. Ankara, the capital city of Turkey, with a population of about 4.8 million is the second largest city. Izmir, with a population of about 3.9 million, comes in third in terms of population level. Other cities with populations in excess of one million are (in alphabetical order) Adana, Antalya, Balikesir, Bursa, Diyarbakir, Gaziantep, Hatay, Kahramanmaraş, Kayseri, Kocaeli, Konya, Manisa, Mersin, Samsun and Sanliurfa.
     In 2010, total employment was 22.594 million, with approximately 25.2% employed in agriculture, 19.9% in industry and 54.9% in services (including construction). See “Economy-Employment and Wages.” The unemployment rate was 11.9% in 2010.
     According to the Ministry of Development, Turkey has made significant progress in improving social welfare over the last decade. Life expectancy increased from an average of 67.4 years in 1990 to an average of 74.3 years in 2010. The infant mortality rate decreased from 51.5 per thousand for the year 1990 to 13.2 per thousand for the year 2010. According to The Address Based Population Registration System (the “ABPRS”), the adult literacy rate (25 – 64 age group) increased sharply from 80.5% in 1990 to 95.3% in 2010.
     Turkey is constitutionally a secular state. The vast majority of the Turkish population is Muslim. There are very small numbers of non-Muslims in Turkey, including Greek Orthodox, Armenian Christians and Jews. The official language of Turkey is Turkish.
GOVERNMENT ORGANIZATION AND POLITICAL BACKGROUND
     A popular nationalist movement began in Turkey before the turn of the century and gathered momentum in the aftermath of World War I. Turkey was declared a republic on October 29, 1923, upon the abolition of the Sultanate. Mustafa Kemal Ataturk was elected as Turkey’s first President. Ataturk instituted a series of sweeping social reforms that have played a central role in the development of modern Turkey. The Constitution of Turkey (the “Constitution”) was adopted in 1924 and provided for an elected Grand National Assembly (the “Assembly”) to be the repository of sovereign power. Executive authority was vested in the Prime Minister and the Council of Ministers (the “Cabinet”). Changes were made in the legal, political, social and economic structure of Turkey, and Islamic legal codes were replaced by Western ones. Ataturk’s reforms and Western orientation continue to be the dominant ideological element in Turkey today.
     The Turkish military establishment has historically been an important factor in Turkish government and politics, interfering with civilian authority three times since 1959 (in 1960, 1971 and 1980). Each time, the military withdrew after the election of a new civilian government and the introduction of changes to the legal and political systems.
     Turkey’s current Constitution, which was revised and ratified by popular referendum in 1982, contains a system of checks and balances aimed at ensuring a strong central government and reducing factionalism in the Assembly. The Constitution provides for the Assembly, a President and a Prime Minister. The President is elected for a seven-year term by a vote of the Assembly, and the Prime Minister is appointed by the President from the Assembly. The Prime Minister, in turn, nominates other members of the Cabinet, who are then approved by the President. The Cabinet, chaired by the Prime Minister, exercises the executive powers of the Government.
     The members of the Assembly are elected for five-year terms. The Constitution provides for a system of proportional representation and forbids the formation of political parties on the basis of class, religion or ethnic identity. The Election Law (Law No. 298) provides that parties whose nationwide vote in general elections is less than 10% are not eligible for seats in the Assembly. On the other hand, a party must have at least 35% of the nationwide vote in order to have a simple majority in the Assembly.
     Judicial power in Turkey is exercised by courts whose independence is guaranteed by the Constitution. The Constitutional Court (the “Constitutional Court”) decides issues relating to the form and substance of laws, decrees and rules of the Assembly and matters relating to public officials and political parties. The Court of Appeal is the court of last resort for most civil and criminal matters, while military matters are referred to a separate system of courts.
     In the general elections that took place on November 3, 2002, AKP received 34.3% of the votes and was able to secure 363 out of 550 available seats in the Assembly. As a result of the elections, AKP won a simple majority in the Assembly. CHP was the only other political party in the new Assembly, having received 19.4% of the votes and 178 seats in the Assembly. Independent candidates (unaffiliated with political parties) gained 9 seats in the Assembly.
     The official results of the November 3, 2002 elections were published in the Official Gazette on November 10, 2002. President Sezer appointed Mr. Abdullah Gül from AKP as the new Prime Minister on November 16, 2002. Prime Minister Gül’s cabinet was approved by President Sezer on November 18, 2002. The number of ministries comprising the cabinet was reduced from 35 to 25. Mr. Ali Babacan was appointed as the Minister in charge of the Undersecretariat of Treasury. Mr. Abdullatif Sener was appointed as the Deputy Prime Minister in charge of the Privatization Administration and the State Planning Organization. Mr. Kemal Unakitan was appointed as the Finance Minister. The list of the new council of ministers was published in the Official Gazette on November 19, 2002 and the new Government’s program was approved by the Assembly on November 28, 2002.
     In December 2002, parliamentary elections in the province of Siirt were invalidated due to alleged election irregularities. The High Electoral Board reset the election date for the general elections to March 9, 2003. In February 2003, Mr. Recep Tayyip Erdogan, the leader of AKP announced his intention to run for the Siirt parliamentary post. In the election on March 9, 2003, Mr. Erdogan won the election for the Siirt parliamentary post and was later appointed by President Sezer as the Prime Minister of Turkey. On March 23, 2003, Prime Minister Erdogan formed the 59th Government of Turkey, which received a vote of confidence from the Assembly.
     On February 15, 2005, the Minister of Culture and Tourism, Mr. Erkan Mumcu resigned from both the Cabinet and the ruling AKP. On April 2, 2005, Mr. Mumcu was elected as the leader of the ANAP. On June 2, 2005, three ministers of the Cabinet (the Minister of Agriculture, the Minister of Public Works and the Minister Responsible for the Status of Women) resigned from the Cabinet. Their respective replacements were appointed on the same day.
     The most recent local elections for municipalities were held on March 29, 2009. AKP received 38.75% of the votes cast for the seats in city councils of the municipalities and was able to secure the mayoral position in 45 out of 81 cities. CHP received 23.11% of the votes cast for the seats in city councils and won mayoral positions in 13 cities. The Nationalist Action Party (MHP) and the Democratic Society Party (“DTP”) received 16.05% and 5.69% of the votes, respectively.
     On October 12, 2006, The Assembly approved a new law (Law No. 5550) which set the next general election date as November 4, 2007. On July 22, 2007, an early general election was held in the Republic. The official results of the July 22, 2007 elections were published in the Official Gazette on July 30, 2007 (No. 26598). According to the official results AKP received 46.56% of the votes and was able to secure 341 out of 550 available seats in the Assembly. As a result of the elections, AKP won a simple majority in the Assembly. The next general election is expected to take place in July 2011.
     On August 6, 2007, President Sezer gave Prime Minister Recep Tayyip Erdogan a mandate to form the cabinet following AKP winning a majority of the Assembly seats in the general elections. On August 9, 2007, AKP’s candidate, Koksal Toptan was elected as the new speaker of the Parliament.
     On August 28, 2007, Abdullah Gül was elected the 11th president of the Republic. On August 29, 2007, President Abdullah Gül approved the list of new cabinet members submitted by Prime Minister Recep Tayyip Erdogan. On August 30, 2007, Prime Minister Recep Tayyip Erdogan announced the new cabinet.
     On December 11, 2009, the Constitutional Court shut down the DTP on charges that it had ties with a terrorist organization and was involved in activities aimed at damaging the integrity of the state. The Constitutional Court also banned 37 members of DTP from politics for five years, including two members of parliaments of DTP. The Constitutional Court’s decision was published in the Official Gazette on December 31, 2009 (No. 27449).
     On July 25, 2008, the 13th Penal Court of Istanbul agreed to hear a case against 86 people (including two senior retired army officials, one political party leader and a number of journalists and non-governmental organization members) accused of, among other things, inciting an armed insurrection, aiding a terrorist group and plotting to overthrow the government. The first hearing was held on October 20, 2008 and the case is still under review by the 13th Penal Court of Istanbul. To date, more than 194 people (including army officers, policemen and journalists) have been investigated in relation to this case.
     On January 21, 2010, an investigation into the alleged conspiracy to overthrow the government began and on July 19, 2010, the 10th Heavy Penal Court of Istanbul agreed to hear a case against 196 people. The first hearing was held on December 16, 2010 and the case is still under review by the 10th Heavy Penal Court of Istanbul.
FOREIGN POLICY
     Turkey is located in a region surrounded by conflicts and long-standing disputes which affect peace and stability in the world and is an important issue for much of the international community. Conflicts and changes occur concurrently in the region surrounding Turkey and beyond. In this environment, Turkey pursues a multi-faceted, proactive, constructive and vision-oriented foreign policy. Turkey aims to contribute to the improvement of security, stability and welfare domestically and internationally.
     Turkey’s policy of “Zero Problems with Neighbors”, its support of regional integration efforts, and its endeavors towards solving frozen or shelved political conflicts through engagement and dialogue are concrete reflections of this understanding. In line with Turkey’s goal of establishing a belt of peace, security and stability in its region, Turkey works towards facilitating the opening of dialogue between countries in its region.
     Turkey attempts to bring together parties involved in regional problems to enable them to exchange views on ways and means of solving such problems. The overcoming of crises in Iraq and the Balkans, as well as progress recorded in Afghanistan-Pakistan relations are some examples of these attempts.
INTERNATIONAL ORGANIZATIONS
     Since its establishment in 1923, the Republic of Turkey has always attached great importance to multilateral cooperation and thus has played an active role in international and regional organizations. It is a founding member of the United Nations (UN), has been a member of NATO since 1952, is a member of many other organizations and is in the process of accession negotiations with the EU.
     Turkey’s principal foreign policy perspective has always been based on the promotion of international cooperation and stability. To this end, along with the unique geopolitical and cross-cultural features that it has inherited from the past, Turkey has actively sought opportunities to initiate and take place in regional and international processes aimed at increasing the level of cooperation and coordination in the international arena.
     The multi-dimensional character of Turkish foreign policy finds expression in and is best reflected by Turkey’s membership in a wide range of leading international and regional organizations. Apart from being a founding member of the Council of Europe, the European Bank for Reconstruction and Development and the Organization for Security and Cooperation in Europe (“OSCE”), Turkey is also a member of the Organization for Economic Cooperation and Development (“OECD”), the World Trade Organization (“WTO”), the Organization of the Islamic Cooperation (“OIC”), Islamic Development Bank, the Black Sea Economic Cooperation Organization (“BSEC”), the Economic Cooperation Organization (“ECO”), the Developing 8 (“D-8”) and the Conference on Interaction and Confidence Building Measures in Asia (“CICA”). Turkey also has either an “observer” or a “partner” status at various regional organizations, such as African Union, Arab League, ASEAN, and Organization of American States. Turkey also participates in the Euromed/Barcelona Process. Furthermore, Turkey belongs to the World Bank, the IMF, the European Resettlement Fund, the Asian Development Bank, the Multilateral Investment Guarantee Agency (“MIGA”), the Bank for International Settlements (“BIS”) and is a participant in the International Convention on the Harmonized Commodity Description and Coding System.
EUROPEAN UNION

     In 1963, Turkey signed an association agreement (the “Ankara Agreement”) with the European Economic Community (“EEC”), which is now the EU. In 1970, an additional protocol to the association agreement was signed which established the framework and conditions of the transitional stage of the association. In April 1987, Turkey submitted its formal application for full membership. In late 1989, the EEC declared that Turkey was eligible to become a full member. The EEC further decided to defer granting candidate status due to changes in the EU and Turkey’s economic situation at the time.
     In 1995, Turkey and the EU concluded a Customs Union, pursuant to which Turkey and the EU eliminated all customs duties and equivalent charges on imports of industrial goods and processed agricultural products. The EU’s quotas on Turkish textile products were also eliminated. Turkey assumed the obligation to harmonize its tariffs and equivalent charges on the importation of goods from third countries with the EU’s common external tariff (from approximately 15% in 1995 to 4.42% in 2011) and to progressively adapt itself to the EU’s commercial policy and preferential trade arrangements with third countries. Although basic agricultural products were excluded from the initial package, a preferential trade regime for basic agricultural products was adopted as of January 1, 1998. Turkey is also progressively adopting many aspects of the Common Agricultural Policy of the EU and has taken substantial steps to harmonize its legislation relating to competition, consumer protection, intellectual property and standardization of foreign trade with those of the EU.
     To adapt itself to the EU’s commercial policy and preferential trade arrangements with third countries, Turkey has signed Free Trade Agreements (“FTAs”) with all of the Central and Eastern European countries (Romania, Hungary, Lithuania, Estonia, the Czech Republic, Slovakia, Bulgaria, Latvia, Slovenia and Poland), Israel, Macedonia, Croatia, Bosnia-Herzegovina, Morocco, The Palestinian National Authority, Tunisia, Syria, Egypt, Albania, Georgia, Montenegro, Serbia, Chile, Jordan and the EFTA States (Norway, Iceland, Switzerland and Liechtenstein). An FTA with Lebanon is pending ratification. With the EU enlargement in May 2004 and January 2007, Turkey’s free trade agreements with acceding countries have been terminated.
     FTA negotiations are underway with Ecuador, Colombia, the Democratic Republic of Congo, Moldova, Ukraine, Canada (exploratory), Indonesia (exploratory), Vietnam (exploratory), Malaysia, South Korea, the Gulf Cooperation Council (Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, and United Arab Emirates), India, Mauritius, Seychelles, Cameroon, Libya, Mercado Comun del Sur (Argentina, Brazil, Paraguay, Venezuela and Uruguay, collectively MERCOSUR) and Fiji (a member of Pacific Islands Forum).
     In addition, efforts to start negotiations with Mexico, Algeria, SACU (Southern Africa Customs Union: South Africa, Lesotho, Namibia, Botswana, and Swaziland), Peru, CARICOM (The Caribbean Community — Antigua and Barbuda, Bahamas, Barbados, Belize, Dominica, Grenada, Guyana, Haiti, Jamaica, Montserrat, Saint Kitts and Nevis, Saint Lucia, Saint Vincent and Grenadines, Surinam, Trinidad and Tobago, and Dominican Republic) (exploratory), ASEAN countries (Thailand, Singapore, Philippines, Brunei, Cambodia, Laos, and Myanmar), Central America (Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama), African Countries (Ivory Coast, Ghana, Zimbabwe, Mozambique, EAC (East African States) Tanzania, Kenya, Uganda, Rwanda, Burundi), Angola, Madagascar, and Comoro Islands), Senegal, Mali, Equatorial Guinea, Sudan, Pacific Islands Forum (Australia, Cook Islands, Federated States of Micronesia, Kiribati, Nauru, New Zealand, Niue, Palau, Papua New Guinea, Republic of Marshall Islands, Samoa, Solomon Islands, Tonga, Tuvalu, and Vanuatu) are continuing.
     With the completion of the Customs Union, the association between Turkey and the EU, as stipulated by the Ankara Agreement, had entered its final stage. At the European Council held in Helsinki in December 1999, Turkey was given candidate status. The recognition of Turkey as a candidate country ushered in a new era in Turkey-EU relations. The EU Commission prepared an Accession Partnership for Turkey, which was issued on November 8, 2000, and was formally approved by the Council on March 8, 2001. In response, the Turkish Government adopted its National Program for the Adoption of the Acquis (“NPAA”) on March 19, 2001. The Accession Partnership has since been revised three times on May 19, 2003, January 23, 2006 and February 18, 2008. Accordingly, Turkey’s National Program was revised in 2003 and 2008. Both the Accession Partnership and the NPAA are revised on a regular basis to take account of the progress that has been made and to allow for new priorities to be set.
     In accordance with the Commission’s recommendations in the 2002 Strategy Paper for Turkey and the decision taken at the 2002 Copenhagen European Council, the EU decided to strengthen the accession strategy for Turkey and significantly increase the EU’s pre-accession financial assistance to Turkey. Between 2002-2006, as a candidate country Turkey received approximately €1.3 billion. Since 2007, assistance to Turkey has been financed under the budget heading of “Instrument for Pre-Accession Assistance-IPA”. Turkey, along with other candidate and potential candidate countries, became the beneficiary of pre-accession assistance from the IPA. The annual allocation is €497, €538, €566 and €653 million for the years 2007, 2008, 2009 and 2010.
     Since 1999, a comprehensive transformation and reform process in line with the goal of EU accession has been underway. The objectives of full compliance with the EU Copenhagen political criteria and political reforms in the areas of human rights, democracy and the rule of law constitute the backbone of the accession process.
     Between February 2002 and July 2004, eight harmonization packages were enacted. In that period, the Constitution of Turkey was amended twice, revising nearly one-third of the articles of the Constitution. The amendments covered a wide range of issues related to improving human rights, strengthening the rule of law and restructuring democratic institutions. The Constitutional amendments were followed by legislative and administrative measures to ensure the proper implementation of these amendments. The Constitutional amendments were fortified by the adoption of laws that are fundamentally important for the protection of human rights. These laws include the new Civil Code, the new Penal Code, the new Law on Associations and the new Code of Criminal Procedure. These reforms aim at strengthening democracy, promoting respect for human rights and fundamental freedoms, and consolidating the rule of law and the independence of the judiciary. Furthermore, reforms with respect to freedom of thought and expression, freedom of association and peaceful assembly and freedom of religion have been implemented. There have also been reforms related to the judicial system, civil-military relations and anti-corruption measures. Relevant legislation has been changed so as to enable the learning of and broadcasting in languages and dialects which are used traditionally by Turkish citizens in their daily lives. In addition, the death penalty has been abolished and the prison system has been reformed. The right to property of community foundations belonging to minorities in Turkey has been ensured and the legal basis needed for the activities of foreign foundations in Turkey has been established. New definitions and measures to deal with illegal immigration have been introduced.
     The Reform Monitoring Group — set up in 2003 and made up of the Minister of Foreign Affairs, the Chief Negotiator, Justice and the Interior Ministers as well as the EU Secretary General —continues to meet regularly to monitor and direct the political reform process.
     In accordance with the National Program and in response to Turkey’s serious economic crisis in 2001, numerous economic reform measures have been adopted. Turkey has restructured its financial sector, ensured transparency in public finance and enhanced competitiveness and efficiency in the economy. Such structural reforms have yielded tangible results. Because of the banking sector restructuring following the 2001 crisis, Turkey’s financial system has had fewer difficulties emerging from the current global economic crisis. Turkey did, on the other hand, feel the negative effects of the global crisis resulting in shrinking exports, declining industrial production and downward pressure on growth. Nevertheless, thanks to the decisive implementation of the reforms, the economy’s resistance to negative externalities has increased, giving Turkey the opportunity to implement measures to minimize the adverse effects of the global economic crisis on domestic growth, to continue the disinflation process and to protect fiscal gains.
     In December 2004, following the European Union’s decision to start accession negotiations with Turkey, the Turkish Government confirmed that it was ready to sign the Additional Protocol extending the 1963 Ankara Agreement to all the members of the Union prior to the actual start of accession negotiations. However, Turkey also placed on record that this would in no way imply a formal legal recognition of the Greek Cypriot

Administration by Turkey. The Additional Protocol extending the Ankara Agreement to 16 EU member states was concluded by exchange of letters among Turkey, the Commission and the Council on July 29, 2005. Turkey also issued an official declaration, which constituted an integral part of its letter and signature, to the effect that the signature of the Protocol would not in any form constitute recognition of the “Republic of Cyprus” referred to in the said Protocol. Accordingly, Turkey stated that, pending a comprehensive settlement, its position on Cyprus would remain unchanged and expressed readiness to establish relations with the new partnership State which would emerge following a comprehensive settlement in Cyprus.
     The Commission’s framework for accession negotiations, setting out the method and the guiding principles of the negotiations, in line with the December 2004 European Council conclusions was adopted by the EU Council of Ministers on October 3, 2005. The Turkey-EU Intergovernmental Conference met for the first time on October 3, 2005, whereby the accession process was officially initiated. In parallel, eight sub-committees, which were formed in 2000 according to the EU acquis, periodically convene to review the developments that Turkey has achieved in related areas.
     So far, 13 chapters have been opened to negotiations. On June 12, 2006, negotiations on Chapter 25 “Science and Research” were opened and provisionally closed by the Turkey-EU Intergovernmental Conference. On March 29, 2007, negotiations on the “Enterprise and Industrial Policy” chapter (Chapter 20) were opened. This is the second chapter to be negotiated since the official opening of membership talks in October 2005. The conclusion of the chapter is subject to two benchmarks. Chapter 20 will not be provisionally closed unless the Republic meets its obligation to implement the customs union protocol and provides the EU Commission with a revised comprehensive industrial policy strategy aimed at strengthening the Republic’s industrial competitiveness. Moreover, Position Papers on the “Education and Culture” (Chapter 26), “Economic and Monetary Policy” (Chapter 17), “Statistics” (Chapter 18) and “Financial Control” (Chapter 32) chapters were submitted by the Republic and the position of the EU regarding the “Education and Culture” and “Economic and Monetary Policy” chapters have not yet been announced. On June 26, 2007, negotiations on the “Statistics” (Chapter 18) and “Financial Control” (Chapter 32) chapters were opened. The conclusion of negotiations of these chapters is conditional on satisfying two and five benchmarks respectively. On December 19, 2007, negotiations on the “Consumer and Health Protection” (Chapter 28) and “Trans-European Networks” (Chapter 21) chapters were opened. The conclusion of these chapters is conditional on satisfying one and five benchmarks respectively. On June 17, 2008, negotiations on the “Company Law” (Chapter 6) and “Intellectual Property Law” (Chapter 7) chapters were opened (both with closing benchmarks). On December 19, 2008, negotiations on the “Free Movement of Capital” (Chapter 4) and “Information Society and Media” (Chapter 10) were opened. On June 30, 2009, negotiations on the “Taxation” (Chapter 16) were opened, on December 21, 2009, negotiations on the “Environment” (Chapter 27) were opened and on June 30, 2010, negotiations on the “Food Safety, Veterinary, Phytosanitary Policy” (Chapter 12) were opened.
     On December 11, 2006, the EU General Affairs and External Relations Council (GAERC) decided that negotiations would not be opened on eight chapters and no chapter would be provisionally closed before Turkey fulfilled its commitments related to the Additional Protocol.
     Within the framework of the reform process, the Ninth Harmonization Package was introduced on April 12, 2006. The harmonization package contained pieces of legislation in the fields of transparency, ethics and civil-military relations, as well as for the adoption of international conventions on human rights and fundamental freedoms. These included the UN Convention on Corruption, Protocol No. 14 to the Convention for the Protection of Human Rights and Fundamental Freedoms, amending the control system of the Convention, and the Revised European Social Charter and the Protocol amending the European Social Charter. Amendments to the following laws were adopted and put into force within the framework of the Ninth Harmonization Package: Law on Private Education Institutions, Law on Settlement and Law on Establishment and Legal Procedures of Military Courts.
     Turkey’s “Program for Alignment with the EU Acquis 2007-2013” was announced on April 17, 2007. Along with the relevant public institutions, non-governmental organizations have also participated in the preparations of this Program which involved the harmonization of legislation that are expected to be passed between 2007 and 2013, in 33 negotiation chapters of the accession negotiations. The European Commission has welcomed this harmonization program and acknowledged it as a positive step.
     Furthermore, the “Third National Program of Turkey for the Adoption of the EU acquis communautaire”, which outlines the envisioned Government actions over the next four years and includes a number of legislative and regulatory changes, including Constitutional amendments, aims to further harmonize the laws of the Republic with those of the European Union and was published on December 31, 2008, in the Official Gazette (No. 27097).
     On February 20, 2008, the Assembly adopted the new Foundations Law (Law No. 5737). The new law was approved by President Gül and published in the Official Gazette on February 27, 2008 (No. 26800). This law allows foreigners to establish new foundations in Turkey on the principle of reciprocity. Foundations will also be able to establish economic enterprises and companies on the condition that they notify Turkey’s foundations authority. The law also improved the situation of non-Muslim community foundations in relation to their international activities. The government and various ministries have implemented this law. In addition, on May 13, 2010, the Prime Minister issued a circular instructing all related government institutions and offices to act with utmost diligence for the absolute elimination of problems encountered by non-Muslim minorities, such as those related with cemeteries, foundations, publications containing hatred, etc.
     The European Commission issued the 2008 Progress Report on Turkey on November 6, 2008. Among its conclusions, the Progress Report notes that although the Republic continues to sufficiently fulfill the Copenhagen political criteria, further efforts are needed in some areas, particularly concerning freedom of expression, women’s rights, trade union rights, fight against corruption and civilian control of the military. The Progress Report also points out that regarding the economic and social conditions of the East and Southeast regions of the country the Government pledged to allocate total funding equivalent to €14 billion to complete the ongoing South-East Anatolia Project (GAP) between 2008 and 2012, thus increasing the originally planned spending on the project by €10.2 billion. On the Cyprus issue, the Progress Report claims that despite the continued support of the Republic for UN efforts to find a comprehensive settlement of the Cyprus problem, the Republic needs to “fully implement” the Additional Protocol to the Ankara Agreement and to make progress to “normalize bilateral relations” with the Greek Cypriot Administration.
     As for the Cyprus settlement and Turkey’s EU accession process, these are two separate issues. Concerning the Additional Protocol to the Ankara Agreement, in practice there is no impediment for free circulation of products from all EU members within the framework of Turkey-EU Customs Union Agreement. Statistics show there is circulation of products from all EU members. Furthermore, Turkey supports the removal of all restrictions related to the Island. Turkey’s Action Plan dated January 24, 2006 recommends a simultaneous lifting of restrictions by all relevant parties remains a valid proposal (Published as UN Document S/2006/48). The European Council decided, on April 26, 2004, to stop the economic isolation of the Turkish Cypriots. There were no conditions attached to this decision. For this purpose, the Commission prepared a Direct Trade Regulation and a Financial Aid Regulation. However, the Direct Trade Regulation has not been adopted so far by the EU. The adoption of the Direct Trade Regulation may help motivate the Greek Cypriot Administration to settlement. On the other hand, the impact of the Direct Trade Regulation, if accepted, would be limited to returning to a pre-1994 status when Turkish Cypriots had preferential trade with the EU (As is known, ECJ’s Cypfruvex Judgment ended the direct trade of Turkish Cypriots with the European Union in 1994).
     With regard to the Republic’s economy, the Progress Report concludes that the Republic can be regarded as a functioning market economy and has improved its ability to take on the obligations of membership. In this regard, the Republic has made progress in most areas, and alignment has advanced in certain areas. However, alignment needs to be pursued in certain other areas such as free movement of services, state aid and agriculture. With regards to financial assistance, approximately €540 million was earmarked for Turkey from the Instrument for Pre-accession Assistance (IPA) in 2008.

     The European Commission also issued the “Enlargement Strategy and Main Challenges 2008-2009” at the same time as the 2008 Progress report and stated that “Turkey’s strategic importance to the EU has further increased in key areas such as energy security, conflict prevention and resolution and regional security in the Southern Caucasus and the Middle East. Turkey’s engagement with the EU, through the negotiations and related reforms which are underway, makes it a stronger force for stability in a region facing many challenges.”
     The Enlargement Strategy also stated the following: “It is essential that the European Union honors its commitments and keeps the negotiation process on track and that chapters are opened as soon as the technical conditions are met, in line with the Negotiating Framework of 2005 and the Council Decision of December 11, 2006.”
     In January 2009, for the first time since the beginning of accession negotiations, a full-time and full-fledged EU Chief Negotiator, a State Minister, was appointed.
     On February 19, 2009, the European Court of Justice confirmed in its Soysal and Savatlı Decision that the international agreements concluded by the European Economic Community are superior to the secondary and national legislation of the EU. In this context, the court decision ruled that Article 41 (1) of the Additional Protocol prohibits the introduction by the Member States of a visa requirement for the Turkish citizens who provide services, if a visa was not a requirement at the time of adoption of the Additional Protocol.
     Established on March 24, 2009 in the Turkish Grand National Assembly with the primary goal to contribute to the protection and development of women’s rights, the Commission for Equal Opportunity between Women and Men continues to monitor developments on this issue at the national and international levels.
     In June 2009, the Turkish Parliament passed legislation which restricts the jurisdiction of military courts and enables civilian courts to try military personnel for non-military offences. This legislation also eliminates the powers of military courts to try civilians in peacetime and has enabled the formation of military courts only with professional military judges by removing non-judge members of such courts, thus further aligning Turkey with EU practices. The law came into force on June 30, 2010.
     In 2009, the government launched the “National Unity and Brotherhood Project”, publicly known as the “democratic opening”. In July 2009, a widespread public debate started on the comprehensive democratic opening process coordinated by the Minister of Interior. The process aimed at raising the democratic standards in Turkey for all citizens in an embracing manner, irrespective of their ethnic origin, beliefs, gender or political preferences. On November 13, 2009, the government announced certain measures and steps had been taken with respect to the project. These measures include, for example:
     - Broadcast by the TRT (Turkish Radio and Television Corporation) 24 hours a day in Kurdish and Arabic in its respective television channels as well as radio broadcasts in Armenian and Kurdish by state-owned radio stations;
     - Lifting of all restrictions concerning broadcasting in different languages and dialects and granting a license to several private television and radio stations, including local stations; and
     - Establishing institutions and introducing academic studies in different languages and dialects that Turkish citizens use.
     In addition to these political reform efforts, implementation of the Southeastern Anatolia Project (“GAP”) for development continues. It includes investment projects in a wide-ranging array from agriculture to health, education and transportation. For instance, within the framework of the GAP Action Plan (2008-2012), approximately TL4 billion was allocated in 2010 for investments in the region. Consequently, the share of GAP in public investment rose to 14%.

     A comprehensive Judicial Reform Strategy covering issues related to the independence, impartiality, efficiency and effectiveness of the judiciary and an action plan to implement the Strategy was approved in August 2009.
     On December 30, 2009, amendments were made to the Bylaw on Associations to facilitate the process of creating and establishing business associations.
     The twelfth of the EU Commission’s Regular Progress Reports on Turkey, prepared annually since 1998, as well as the Enlargement Strategy Paper outlining expectations regarding the future were published on October 14, 2009. Among its conclusions, the Progress report noted that Turkey continued to sufficiently fulfill the political criteria, and made further progress during the last year, notably as regards the reform of the judiciary, civil-military relations, and cultural rights. The Progress Report pointed out that the Republic gave higher priority to preparations for EU accession, through the appointment of Mr. Egemen Bağış as a full-time Chief Negotiator with the status of State Minister and the approval of the National Programme for the Adoption of the acquis. The 2009 Progress Report noted that the Reform Monitoring Group which met every two months provided strong support to the reform process. The enactment of the law giving the European Union Secretariat General wider responsibilities was welcomed in the Report. However, significant efforts are still required in areas related to the political criteria, including freedom of expression and of the press, freedom of religion, fight against torture and ill-treatment.
     The Progress Report noted that the Turkish economy, including the financial sector, had shown resilience despite the difficult international economic environment. However, the increase in public spending to address the economic crisis may bring negative consequences on macroeconomic stability. Turkey’s overall level of alignment is advanced in areas such as free movement of goods, intellectual property rights, enterprise and industrial policy, anti-trust policy, consumer and health protection, science and research, energy. However, alignment needs to be pursued in certain other areas such as agriculture, fisheries, veterinary and phytosanitary policies, state aid, justice and home affairs, social policies. The Progress Report noted that negotiations in eight chapters relevant to the Republic’s restrictions regarding the Greek Cypriot Administration will not be opened and no chapter will be provisionally closed (after December 2006) until the EU determines that the Republic has fully implemented the Additional Protocol and the Association Agreement, which relate to access to Turkish ports for Greek Cypriot planes and vessels.
     While suggesting that the pace of reforms had to be improved, the Progress Report acknowledged that improvements were made with regard to cultural rights, including starting the operation of TRT-6, broadcasting in Kurdish 24 hours a day and radio broadcasting in Armenian. Establishment of the Parliamentary Committee on Equal Opportunities for Men and Women, the new Judicial Reform Strategy and ratification of the UN Convention on the Rights of Persons with Disabilities were counted among the areas that Turkey achieved progress. The report further noted that although more efforts are needed to be made, there is an atmosphere of an increasingly open and free debate in Turkish society.
     The Enlargement Strategy stated that Turkey plays a key role in regional security, energy supply and the promotion of dialogue between civilizations and Turkey has taken initiative to contribute to stabilization in the Southern Caucasus, the Middle East and other regions and has made significant efforts to normalize relations with Armenia, resulting in the signing of protocols for the normalization of relations within these regions.
     The EU Secretariat-General prepared an “EU Strategy for Turkey’s Accession Process” in order to expedite Turkey’s accession process. The Strategy approved by the Council of Ministers on January 4, 2010 is based on four pillars. The first pillar is related to the official negotiation process, covering the chapters that are already opened or can be opened. The second pillar is related to the work that Turkey will carry out in all chapters irrespective of whether they are opened or politically blocked. The third pillar is related to political criteria, and the fourth pillar identifies the Republic’s communication strategy.

     According to the Ministry of Interior Circular dated January 26, 2010 (No. 2010/6), EU Harmonization, Consultancy and Steering Committees, have been established within 81 province governorship offices and within each of the 81 province governorships, one Deputy Governor has been appointed as the EU Focal Point.
     The 2010-2014 Anti-Corruption Strategy (The Strategy on Enhancing Transparency and Strengthening the Fight against Corruption) entered into force upon its publication in the Official Gazette on February 22, 2010. Relevant bodies have been established to monitor the implementation of the strategy. Furthermore, an action plan was approved in April 2010 for its implementation.
     On March 3, 2010, the Assembly approved a law (Law No. 5955) which amends the referendum process for constitutional amendments. According to Law No. 5955, a referendum for a constitutional amendment may be held within 60 days after such amendment is published in the Official Gazette (previously this time period was 120 days). Such amendment was published in the Official Gazette on March 9, 2010 (No. 27516).
     Adopted initially by the Turkish Grand National Assembly on May 6, 2010, the Constitutional Amendment Package (the “Constitutional Amendment Package”), which amends more than 20 articles of the Constitution, was approved in a referendum held on September 12, 2010. As a result of the provisions contained in the Constitutional Amendment Package, human rights and fundamental freedoms have been expanded and the constitutional system was brought further in line with Turkey’s international obligations by providing for or strengthening constitutional guarantees for certain classes, broadening the freedom of organizations, and improving the judicial system.
     In the Constitutional amendment package, utmost importance was given to the recommendations in the Accession Partnership Document and Progress Reports, while ensuring that the amendments were in line with the European Charter of Fundamental Rights, the European Convention on Human Rights, the jurisprudence of the European Court of Human Rights and the related documents of the Council of Europe. In addition, the amendments enabled Turkey to fulfill certain recommendations of different monitoring groups within the Council of Europe structure.
     The majority of the amendments have made it possible to eliminate or alleviate several shortcomings identified in the decisions of the European Court of Human Rights and to comply with a range of recommendations and assessments, put forward either within the framework of the accession negotiations with the European Union or by the Commissioner for Human Rights of the Council of Europe, the Venice Commission, European Commission against Racism and Intolerance, Monitoring Committee of the Parliamentary Assembly of the Council of Europe, UN Committee on the Elimination of Discrimination against Women, UN Committee on the Elimination of Racial Discrimination and several other international monitoring mechanisms.
     For instance, with the new provisions on the protection of children’s rights, Turkey’s laws would adapt to the requirements of the UN Convention on the Rights of the Child and the Convention of the Council of Europe on the Protection of Children against Sexual Exploitation and Sexual Abuse.
     In respect to the charters of the International Labor Organization and the decisions of ECHR, the right to form labor unions and the right to conduct collective labor agreements, including the right to conduct collective bargaining for civil servants would be guaranteed. An important step is being taken for the establishment of an Ombudsman, which is required in terms of harmonization with the EU standards.
     An action plan covering the legislative changes required by the Constitutional Amendment Package was adopted by the Council of Ministers on September 27, 2010. The action plan includes new laws as well as amendments to existing laws and is currently being implemented. These include, for example, the “Draft Law on the Establishment of an Ombudsman Institution”, “Draft Law on the Protection of Personal Data”, “Draft Law Amending the Law on Civil Servants’ Unions”, “Draft Law on Turkish Human Rights Institution”, “Draft Law

on Fight against Discrimination” and “Draft Law on the Establishment of a Monitoring Committee for Law Enforcement Officers”.
     The 2010 Progress Report on Turkey was published on November 9, 2010, together with the Enlargement Strategy Document. The progress achieved by Turkey in the field of political criteria during the reporting period was acknowledged by the Progress Report. It also stressed that the economic stability program implemented and the structural reforms carried out in basic sectors increased the resilience of the Turkish economy in face of the global financial crisis. Additionally, in light of the financial measures and robust structure of Turkey’s banking sector, the report emphasized that Turkey managed to overcome the impacts of the global economic crisis and its growth rate is substantially increasing again. Moreover, while Turkey made significant steps in aligning its laws to the EU acquis, the Report noted that significant efforts are still needed in the area of fundamental human rights.
     The constructive steps taken by Turkey in the foreign policy area are recognized in the Enlargement Strategy Document. The document recognizes the initiatives that Turkey launched, particularly in the Balkans, in the framework of its efforts towards strengthening regional peace and stability. It refers to the role that Turkey and the EU can play together in strengthening energy security, the settlement of regional issues, and the prevention of ethnic and religious conflicts. The document emphasizes that Turkey’s bilateral relations are developing strongly with its neighbors and the countries within the enlargement process, as well as with the countries in regions such as Africa and Latin America. It also stated that Turkey positively contributes to the EU’s Common Foreign and Security Policy. Nevertheless, the document emphasizes that Turkey still has substantial work ahead in meeting the established criteria and conditions.
     Turkey signed the Convention on Cybercrime of the Council on November 10, 2010. This Convention will be useful in better implementing the limitations on illegal Internet content since it streamlined current regulations and provided a sound framework regarding the use of Internet.
     The EU General Affairs Council of December 14, 2010 praised Turkey’s commitment to the negotiation process and the progress achieved in the field of political reforms, particularly the Constitutional Amendment Package. Furthermore, while referring to Turkey’s active foreign policy, the role which Turkey and the EU can play together in this field is emphasized.
     Referring to its status as a negotiating country in the Customs Union with the EU, Turkey has intensified its efforts for obtaining the right of visa-free travel in EU member states for Turkish citizens.
     In January 2011, Turkey announced its EU Pre-Accession Economic Program for the 2011-2013 period (“PEP”). The PEP was prepared on the basis of the medium term program for the 2011-2013 period. According to the PEP, Turkey’s economy is expected to have growth rates of 4.5%, 5.0% and 5.5% in 2011, 2012 and 2013, respectively. The Republic’s inflation targeting regime will continue with the main objective of establishing price stability. The year-end consumer price inflation targets for 2011, 2012 and 2013 are set as 5.5%, 5.0% and 5.0%, respectively. The program forecasts unemployment rates of 12.0%, 11.7% and 11.4% in 2011, 2012 and 2013, respectively. The program also forecasts the current account deficit/GDP ratio as 5.4% in 2011, 5.3% in 2012 and 5.2% in 2013.
     On January 11, 2011, the Assembly approved the new Turkish Code of Obligations (Law No. 6098). Law No. 6098 was published in the Official Gazette on February 4, 2011 (No. 27836). The new Turkish Code of Obligations will become effective on July 1, 2012. Many of the main provisions of the former Turkish Code of Obligations are substantially the same in the new Turkish Code of Obligations. However, the new law includes, among other things, several amendments that provide protection to individuals against unilaterally pre-prepared contracts, such as the introduction of a new concept, “General Transaction Conditions”, similar to the “Terms and Conditions” concept commonly used in foreign contracts. Additionally, in the case of any unforeseen, extraordinary events, which with respect to the debtor leads to changes to the conditions which existed at the time of the execution of a contract, such debtor is entitled to apply to a court for modification of such contract.
     On January 12, 2011, the Assembly approved the new Turkish Code of Civil Procedure (Law No. 6100). Law No. 6100 was published in the Official Gazette on February 4, 2011 and will become effective on October 1, 2011.
     On January 13, 2011, the Assembly approved the new Turkish Code of Commerce (Law No. 6102). Law No. 6102 was published in the Official Gazette on February 14, 2011 (No. 27846) and will become effective on July 1, 2012. Under the new Turkish Code of Commerce, among other things, companies will be required to prepare financial statements in accordance with International Financial Reporting Standards and the obligations of companies regarding public disclosures and corporate governance principles have been broadened to be in line with global standards.
     On March 30, 2011, the Assembly approved the Law on the Constitutional Court (Law No. 6216), in line with the recent constitutional amendment. Law No. 6216 was published in the Official Gazette on April 3, 2011 (No. 27894). Under Law No. 6216, among other things, individual application to the Constitutional Court will be possible after September 23, 2012.
TURKEY-UNITED STATES RELATIONS
     Turkey and the United States have been close allies and partners for more than fifty years. During the Cold War, the security aspect of the relationship became more pronounced, particularly following the Truman Doctrine and Turkey’s membership in NATO. In the ensuing post Cold War era, the relations between Turkey and the United States have been diversified and further enhanced in the pursuit of common interests based on shared values such as democracy, the rule of law and respect for human rights as well as the desire to promote peace, stability and prosperity around the globe.
     Today, Turkey and the United States are cooperating on a wide range of issues, including energy supply security, the fight against terrorism, prevention of nuclear proliferation and, as members of the G-20, tackling the global financial crisis, affecting many countries across a broad geographic area, including Iraq, Afghanistan, Pakistan, the Middle East, the Balkans, the Caucasus, Central Asia and the Eastern Mediterranean.
     US Secretary of State Hillary Clinton’s visit to Turkey in March 2009, followed by the first official bilateral overseas trip of US President Obama to Turkey in April 2009 and the visit of Prime Minister Erdoğan to Washington, D.C. in December 2009, brought about a fresh impetus in Turkey-US relations. These high level visits reaffirmed that Turkey and the US share a common set of foreign policy priorities and that they have the common will to strengthen their cooperation with a view to addressing the challenges of the 21st century. During his visit, President Obama defined Turkish-US relations as a “Model Partnership”. This term reflects the unique character and comprehensive nature of Turkey-US relations. It defines the relationship between a global power and a regional power which also has the capacity to contribute positively to global affairs.
     Major international issues facing both Turkey and the US overlap, and Turkey-US cooperation makes a significant contribution to the efforts aimed at achieving global and regional peace, stability and prosperity.
     The US is one of the major trading partners of Turkey. The trade volume between Turkey and the United States was $16.1 billion in 2010. (exports: $3.8 billion; imports: $12.3 billion) The trade volume with the US in 2009 was $11.8 billion.
     During Prime Minister Erdogan’s visit to Washington in December 2009, a new mechanism called the “Framework for Strategic Economic and Commercial Cooperation” (the “FSECC”) was launched with a view to bringing economic, trade and investment relations to a level proportional to the political and security relations between the two countries. Accordingly, Deputy Prime Minister Ali Babacan and Economy Minister Zafer Çağlayan, together with US Secretary of Commerce Mr. Locke and US Trade Representative Ambassador Kirk, were entrusted with a mandate to coordinate bilateral endeavors for enhancing the economic interaction and commercial ties between Turkey and the US. The first Ministerial meeting of FSECC was held in Washington, D.C. on October 19, 2010.
     The Economic Partnership Commission which is one of the major existing mechanisms in Turkey-US economic cooperation held its Fifth Meeting in Istanbul and Ankara on June 7-8, 2010. The Seventh Meeting of the Trade and Investment Framework Agreement Council (TIFA) was organized in Washington on July 15-16, 2010.
     The Agreement on Scientific and Technological Cooperation between Turkey and the US was signed in Washington, D.C. on October 20, 2010. This will further deepen and diversify the relations between Turkey and the US.
     The progress in Turkish-American relations was reconfirmed during the recent visit of Secretary Clinton to Turkey in July 2011 where both parties expressed their commitment to further the bilateral cooperation in various fields. Prime Minister Erdoğan’s visit to New York for the UN General Assembly meetings and his bilateral meeting with President Obama on September 20, 2011 has also provided additional impetus to the ongoing work to advance relations.
BALKANS
     Turkey’s policy towards the Balkans is guided by the principles of “regional ownership” and “all-inclusiveness” and is based on four main pillars: security for all, high level political dialogue, economic interdependence and preservation of the multi-ethnic, multi-cultural and multi-religious social fabric of the region. In addition to having a common history and shared values, the Republic has a joint vision with the Balkan countries based on common future goals and integration with the European and Euro-Atlantic institutions.
     Turkey has played a leading role in launching major initiatives such as the South-Eastern European Cooperation Process (SEECP), the only major initiative starting from within the region, and the Multinational Peace Force Southeast Europe (MPFSEE)/South-eastern Europe Brigade (SEEBRIG). Turkey also plays an active role in the South-eastern Europe Defense Ministerial (SEDM) process. Turkey continues to be active within the Southeast European Cooperative Initiative (SECI) as well.
     Turkey intensified its efforts towards the Balkans beginning from the second half of 2009. In addition to successfully holding the Chairmanship in the Office of the SEECP for the term 2009-2010, Turkey established trilateral consultation mechanisms with Bosnia-Herzegovina and Serbia on the one hand, and Bosnia-Herzegovina and Croatia on the other. The Turkey-Bosnia-Herzegovina-Serbia consultation process was furthered by the Trilateral Balkan Summit among Presidents Gül, Silajdziç and Tadiç which was held on April 24, 2010 in Istanbul. These mechanisms have made significant contributions to fostering good neighborly relations, reinforcing regional cooperation and creating a new atmosphere of mutual understanding and tolerance.
TURKISH-GREEK RELATIONS
     Following the dialogue and cooperation process, initiated between Turkey and Greece in 1999, a more constructive understanding has begun to define the terms of bilateral relations which were problematic during the past decades. The conclusion of more than 30 bilateral agreements/protocols/MoUs in various fields such as trade, tourism, environment, culture, energy, transportation and security related matters has contributed towards cooperation on issues of common interest. During this process, 29 Confidence Building Measures (CBM) have been adopted while 52 rounds of exploratory meetings were held regarding the Aegean issues.
     Throughout 2009 and 2010, Turkey and Greece have furthered their efforts in order to improve bilateral relations. After assuming office, Prime Minister Papandreu paid his first visit abroad to İstanbul in October 2009, for the Informal Meeting of the SEECP Ministers of Foreign Affairs. Later, an exchange of letters initiated by Prime Minister Erdoğan has reflected the common will of both political leaders to further developing relations on a more constructive basis.
     During Prime Minister Erdoğan’s Athens visit on May 14-15 2010, the High Level Cooperation Council (HLCC) held its first meeting and 22 documents were concluded in various fields, on top of the abovementioned agreements/protocols/MoUs signed as a result of the dialogue and cooperation process. The establishment of this mechanism signals the beginning of a more structured and institutionalized phase in Turkish-Greek relations, which will enable Turkey and Greece to upgrade the level of relations from rapprochement to partnership. In order to maximize cooperation, the Council will convene at least once a year alternately in Greece and Turkey under the co-chairmanships of the two Prime Ministers. The HLCC model in essence aims to bring together all relevant Ministers from both countries in the form of a joint cabinet meeting, in order to raise their issues and develop a joint vision regarding such issues, under the guidance of the two Prime Ministers.
     The mutual desire to bridge differences through dialogue and promote cooperation in the better interest of both countries has also reflected positively on other dimensions of bilateral relations, such as trade and tourism. The bilateral trade volume between Turkey and Greece had reached $3.57 billion in 2008, a historic high. Although the trade volume fell to $2.76 billion in 2009 due to the impact of the global economic crisis, it displayed an upward trend in 2010 and amounted to $3 billion. As the largest Turkish investment in Greece, the Athens and Komotini branches of Turkish Ziraat Bank were officially inaugurated in February 2009. The Bank opened also its Xanthi branch in October 2010. The amount of Greek foreign direct investment in Turkey, with the banking sector taking the lead, has soared to approximately $6.5 billion in 2010, while the number of Greek companies in Turkey reached 426. In 2010, Turkey was the destination of choice for more than 670,000 Greek tourists. According to the Greek National Statistics Agency, Turkish tourists who visited Greece in 2010 numbered 561,198, a 180.1% increase compared to the previous year.
     Energy has also proven to be a promising area of cooperation between the two countries. For example, the inauguration of the natural gas interconnector was held on November 18, 2007 at Ipsala on the Turkish-Greek border with the participation of the Prime Ministers of Turkey and Greece. This endeavour is of strategic significance for both countries as well as European markets, as it will provide the latter with an alternate secure energy transit route. The uninterrupted flow of natural gas from the Caspian Basin to the heart of Europe will be ensured with the extension of the present pipeline to Italy. The Baku-Tbilisi-Erzurum (BTE) Natural Gas Pipeline connection with the Turkey-Greece Interconnector is the very first alternate route to provide Europe with natural gas from the Caspian Basin.

     Turkey hopes that the improvement in bilateral relations will continue in the period ahead, within the framework of a partnership, allowing for the settlement of all issues, and resulting in a climate of habitual cooperation beneficial to the two countries as well as peace, stability and security in the region as a whole.
CYPRUS
     As for the Cyprus issue, Turkey supports the UN Secretary General’s good offices mission, with a view to finding a lasting and comprehensive settlement to the Cyprus problem, based on the long established UN parameters such as bi-zonality, political equality, equal status of the two constituent states and a settlement which will bring about a new partnership state. Turkey has openly declared its full support for a political settlement in the Island.
     Cyprus is the home of two politically equal parties: Turkish Cypriots and Greek Cypriots who are two distinct peoples with different religions, cultures and ethnicities. The bitter past of ethnic conflict in Cyprus dictates that lasting peace can only be achieved through a viable equal partnership.
     In 1963 the Greek Cypriots expelled Turkish Cypriots from the partnership state organs and institutions as well as from their homes, in violation of the Treaties of 1960. A UN peacekeeping operation began in 1964 and has been going on since then.
     From 1963 to 1974 the Turkish Cypriots continued their existence in isolated enclaves representing 3% of the Island, under frequent attacks organized by the Greek Cypriot side. When this culminated with a Coup d’Etat in 1974, which was aimed at annexing the Cyprus island with Greece, Turkey as a guarantor power was left with no other option but to exercise its Treaty rights.
     In the past forty years of the UN negotiation process, the Turkish Cypriots have always supported a just, lasting and comprehensive settlement of the Cyprus issue on the basis of negotiations between the two peoples of the Island, under the auspices of the UN Secretary-General’s Good Offices mission. However, the Greek Cypriots rejected the 1985-86 Draft Framework Agreement, the UN sponsored Set of Ideas of 1992, and the package of Confidence Building Measures of 1994.
     The political resolve demonstrated by the Turkish side for a settlement paved the way for a renewed initiative by the former UN Secretary General Mr. Kofi Annan in January 2004 for the resumption of negotiations between the parties on the Island with a view to reaching a comprehensive settlement in this long pending issue.
     The UN Comprehensive Settlement Plan (the Annan Plan), which was freely negotiated at every stage by the two sides, constituted a culmination of the UN parameters and represented a carefully balanced compromise. The Plan was submitted to simultaneous separate referenda in the North and South of Cyprus on April 24, 2004. Turkish Cypriots accepted the Annan Plan with the encouragement of Turkey. However, the Greek Cypriots rejected the Plan with a ‘No’ vote of 76%.
     Turkey and the Turkish Cypriots took yet another initiative on Cyprus in January 2006 and proposed an “Action Plan” for the removal of all restrictions related to the Island. The Action Plan of January 24, 2006, which envisaged a simultaneous lifting of restrictions by all relevant parties, is still on the table (Published as UN Document S/2006/48).
     The consistent efforts of Turkey and the Turkish Cypriots finally bore fruit against the background of a change of leadership in the South. A new process started in Cyprus following the meeting of the two leaders on the Island, the Turkish Republic of Northern Cyprus (the “TRNC”) President Mr. Talat and Mr. Christofias on March 21, 2008.
     On May 23, 2008, Mr. Talat and Mr. Christofias stated that they had “reaffirmed their commitment to a bi-zonal, bi-communal federation with political equality, as defined by relevant Security Council resolutions.”

They agreed that “this partnership will have a Federal Government with a single international personality, as well as a Turkish Cypriot Constituent State and a Greek Cypriot Constituent State, which will be of equal status.” The two leaders met on July 1, 2008 on issues of single sovereignty and citizenship, agreed in principle, and decided to discuss the details of their implementation during the full-fledged negotiations. On July 25, 2008 they stated that “the aim of the full-fledged negotiations is to find a mutually acceptable solution to the Cyprus problem which will safeguard the fundamental and legitimate rights and interests of Greek Cypriots and Turkish Cypriots. The agreed solution will be put to separate simultaneous referenda.”
     The negotiations between the two leaders for a comprehensive settlement of the Cyprus issue began on September 3, 2008. With the presence of the Special Advisor to the UN Secretary-General (“UNSG”) Alexander Downer, the leaders met 71 times until March 30, 2010, when the negotiations were paused due to the TRNC Presidential Elections. On April 18, 2010, presidential elections were held in the TRNC. According to the final results, Mr. Derviş Eroğlu was elected as the new president with 50.53% of the votes.
     The new TRNC President Mr. Eroğlu committed to continue the negotiations where they had been left off. President Eroğlu confirmed his stance in his letter to the UNSG on April 23, 2010 clarifying once more and in detail that the Turkish Cypriots are in full cooperation with the UN.
     The negotiations resumed on May 26, 2010, between the Turkish Cypriots and Greek Cypriots. The UNSG set the end of 2010 as the target date for reaching a conclusion in his report dated May 11, 2010. The UNSG also expressed in his report that a solution is within reach but more time is needed to reach a settlement, emphasizing his determination to closely monitor the process ahead and make an assessment of the situation in a good offices mission report in November. The Turkish Cypriots expressed their commitment to UNSG’s settlement target and took many initiatives, including making constructive proposals throughout the process. The UNSG, in his report issued on November 24, 2010, noted that the Turkish Cypriots put forward fresh initiatives.
     The two leaders met with the UNSG in New York on November 18, 2010, where President Eroğlu proposed a road map to reach the settlement target before the end of 2010. At the tripartite meeting they decided to work on major points of disagreement and to meet again with the UNSG in Geneva in January 2011. Unfortunately, the goal of reaching a comprehensive settlement before the end of 2010 was not accomplished. Despite the determination of the Turkish Cypriots and Turkey, in his good offices mission report of November 24, 2010, the UNSG expressed his disappointment that the expectations on reaching a settlement by the end of 2010 had not been met. He had stressed that talks cannot be an open-ended process and that “talks for the sake of talks are ultimately not productive”, drawing attention to the serious risk that if substantive agreement across all negotiation chapters cannot be achieved ahead of the elections in Turkey and the Greek Cypriot side, the negotiations could founder fatally.
     Turkey as a guarantor power has given its full support to the constructive efforts of the Turkish Cypriots in the ongoing UN negotiating process for the establishment of a new partnership in Cyprus that will emerge following the comprehensive settlement which will bring peace and stability to the Eastern Mediterranean. The parameters of a settlement have been established throughout decades-long UN negotiations and culminated in the UN Comprehensive Settlement Plan of 2004. These negotiations provided necessary material for the achievement of the settlement on which a new state of affairs can be created in Cyprus and guaranteed according to the 1960 treaties.
     During the first two years of the last UN negotiating process, the Turkish Cypriots have conducted the negotiations in a diplomatic manner, with constructive proposals in the framework of the established UN parameters pursuant to the UN Comprehensive Settlement Plan of 2004, which have been confirmed by the UN. Turkey’s expectation during this period was that this positive stance of the Turkish Cypriot people would be reciprocated by the Greek Cypriots and supported by the international community.

     The Turkish Cypriots accepted the UN Comprehensive Settlement Plan in 2004. In that regard, Turkey believes that the UN Security Council should heed the call made by the UN Secretary-General in his Report of May 28, 2004 towards putting an end to the isolation of the Turkish Cypriots. In his report, the UNSG noted that there is no Security Council resolution which imposes restrictions on the Turkish Cypriots and also called on members of the Security Council to encourage to all States to eliminate unnecessary restrictions and barriers that isolate the Turkish Cypriots and impede their development.
     IRAQ
     Iraq’s recent history with wars, military invasions and sanctions had widespread effects on the regional and global security. As a result of the continuing violence and civil unrest in Iraq, neighboring countries, including the Republic, have experienced and may continue to experience certain negative economic effects, such as decreases in revenues from trade and tourism, increases in oil expenditures, decreases in capital inflow, increases in interest rates and increases in military expenditures.
     On October 17, 2007, the Parliament authorized the government to engage in possible cross-border military operations in northern Iraq for a one year period, and the first operation was executed in December 1, 2007. Since November 2007, the Republic had executed a number of air strike operations in northern Iraq. On February 22, 2008, the Turkish army launched a ground operation in northern Iraq which was completed on February 29, 2008. Following the start of the new legislative year, on October 8, 2008, Parliament renewed the government’s authorization for possible cross-border military operations in northern Iraq for another one-year period, starting from October 17, 2008. On November 19, 2008, U.S., Iraqi and Turkish officials held three-way talks in Baghdad and agreed that their joints efforts should be more active in confronting terrorist organization the Kurdish Workers’ Party (the “PKK”). On October 13, 2010, Turkish parliament extended for one year the mandate that gives authorization to the Turkish Army for possible cross-border military operations in northern Iraq, effective from October 17, 2010.
     Over the past years Turkey’s policy towards Iraq has been driven by the need to create a stable and inclusive political and security environment which will help Iraqis devote their energy to building a prosperous future.
     Therefore in 2003, Turkey launched “Iraq’s Neighboring Countries Process”, a regional initiative that played an important role in coordinating stabilization efforts of Iraq’s neighbors as well as other involved countries and international organizations until 2008.
     Turkey has also actively supported national reconciliation efforts in Iraq. By its ability to reach all segments of the Iraqi society and preserve its impartial stand towards all Iraqi political groups, Turkey advised and encouraged national reconciliation through dialogue and contributed to the successful conclusion of the ten month long government formation process after the March 7, 2010 general elections. Representatives of all Iraqi political groups visited Turkey for consultations during this government formation process. Turkey continues to encourages Iraqi political groups to resolve outstanding issues in the political process.
     Taking into account Iraq’s immense natural resources and its qualified human capital, Turkey works towards integrating Iraq into the international markets and enhancing its relations with the international community. Moreover, Turkey holds the view that achieving a functioning market economy would help Iraq reach its potential more effectively.
     With this understanding, Turkey co-sponsored the UN Security Council resolutions adopted at the UN Security Council High-Level Event on December 15, 2010 concerning Iraq’s oil revenues and debts as well as the sanctions still in force relating to Iraq’s disarmaments commitments.
     Turkey-Iraq relations are also steadily progressing in all fields. The Turkey-Iraq High Level Strategic Cooperation Council, which was established in 2008, provides the necessary legal framework to further increase bilateral cooperation in a more structured fashion.

     The purpose of this High Level Strategic Cooperation Council is to achieve full economic integration between the two countries through a strategic vision which envisages joint projects in areas such as trade, energy, agriculture, security, health and water.
     The first ministerial meeting of The High Level Strategic Cooperation Council was held in Istanbul on September 17-18, 2009, which was followed by Prime Minister Erdoğan’s visit to Baghdad in October 2009 accompanied by nine ministers to co-chair the First Joint Cabinet meeting of the Council. As a result of this historic event, both parties concluded 48 Memoranda of Understanding that aim to increase collaboration with Iraq on a wide range of issues.
     The High Level Strategic Cooperation Council presents a unique model of collaboration for the region which promotes economic prosperity and integration. This structure has also been a model and has been adopted by Turkey with respect to bilateral cooperation with other countries as well, including Syria, Greece, Italy and the Russian Federation.
     Turkey regards energy as one of the key areas on which Turkey and Iraq can cooperate effectively. In cooperation with the Iraqi Government, Turkey endeavors to export a significant part of Iraq’s oil and gas reserves to international markets through its territory. Turkey also promotes the swift adoption of the revenue sharing and hydrocarbon legislation proposed by the Iraqi Parliament.
     Turkey has also enhanced its relations with the Kurdistan Regional Government (the “KRG”). The Turkish Consulate General in Erbil opened in March 2010. Following Foreign Minister Davutoğlu’s visit to Erbil in October 2009, a number of high level delegations from KRG, including KRG President Mesud Barzani, visited Turkey. Prime Minister Erdoğan’s visit to Baghdad, Najaf and Erbil on March 28-29, 2011 has also been important in this regard.
     An important factor in Turkish-Iraqi relations is the presence of the PKK in northern Iraq. Turkey believes that the PKK is a threat to Turkey and its people, as well as to the security and stability of the region at large. It recently intensified terrorist attacks, which have resulted in a significant number of casualties. In this regard, Turkey seeks more determined support and enhanced cooperation from Iraq in suppressing the PKK. Turkey regards the Trilateral Mechanism, which was established in 2008 between the US, Turkey and Iraq, as a useful instrument in the joint fight against the PKK and hopes to see concrete results as envisaged by the Mechanism.
     The final status of Kirkuk constitutes a critical issue to be settled in Iraq. As a microcosm of Iraq, Kirkuk is important to achieve peace and stability in Iraq. Turkey believes that resolution of the Kirkuk issue requires the agreement of all the inhabitants of the city. Turkey believes that granting a special status to Kirkuk, which will enable its people to jointly administer the city, is the best policy to resolve this issue.
     Turkey will continue supporting the Iraqi Government and the Iraqi people in their quest for establishing a more secure, stable and prosperous country.
     IRAN
     Iran is Turkey’s neighbor, located at the confluence of the Middle East, South Asia and the Caucasus. The developments with regard to Iran are of direct consequence to Turkey given its proximity to Turkey. Turkey has engaged Iran to encourage Iran’s positive contributions and to help stabilize this volatile region. However, Turkey is absolutely against the proliferation of nuclear and other weapons of mass destruction in the Middle East and in the rest of the world. Within this framework, Turkey believes that it is imperative that Iran take necessary steps within the scope of its legal obligations in order to address the legitimate concerns of the international community and that diplomacy remains the only viable option in resolving the issue of Iran’s nuclear program. The Joint Declaration that Turkey, Iran and Brazil signed in Tehran on May 17, 2010 is a major and encouraging step forward that could pave the way for the peaceful resolution to Iran’s nuclear issue.
     On January 21 and 22, 2011, the “P5+1” (comprised of the United States, the Russian Federation, China, United Kingdom, France and Germany) and Iran convened in Istanbul for talks hosted by Turkey. The parties met with a view to finding a common ground for cooperation on nuclear issues and presented their mutual expectations.

     MIDDLE EAST
     Turkey has a vision for the Middle East which is based on its experience in democratization, the rule of law, economic liberalization, integration and regional cooperation. Turkey places particular emphasis on such key concepts as political and economic participation, democratization, good governance, accountability and gender equality, as well as non proliferation and transparency in military affairs. Turkey has long been a strong advocate of positive change in its region and supports the local initiatives of the regional countries in their home-grown labors for reform. Turkey both encourages and assists the ongoing local efforts to this end which offer promise for the improvement of political, social and economic conditions in the region.
     The establishment of a lasting and comprehensive peace in the Middle East as well as the evolution of this region into a stable and prosperous region is the shared desire and goal of the international community. Turkey believes that dialogue and cooperation must be the major tools to this end. Within this context, Turkey, from the beginning, has been a strong supporter of the Middle East peace process.
     Turkey desires a just and lasting settlement to the Israel-Palestine conflict through mutual negotiations on the basis of a vision of two states living side by side within secure and recognized borders, and in the framework of the relevant Resolutions of the UN Security Council. In accordance with this understanding, our relations with Israel and Palestinians have been conducted to enhance peace and security for both parties. The FTA enacted between Turkey and Israel has provided an appropriate basis to increase the bilateral trade volume throughout the last years, reaching $2.6 billion in 2009 and $3.1 billion in 2010 despite the negative effects of the global economic crisis. Turkey also assists the Palestinian people in various forms. On the basis of the our pledge of $150 million at the Palestinian Donor Conference in December 2007, Turkey recognizes the multitude of capacity building projects in the area in accordance with the vision set out in the Reform and Development Program of the Palestinian National Authority. In addition to Turkey’s contributions, both in kind and in the form of financial contributions, for the goal of rebuilding Gaza, in response to calls from the International Conference held in Sharm El Sheikh, Turkey has also pledged an additional $50 million. This money will also be allocated for reconstruction projects and humanitarian assistance once conditions become conducive for their implementation in the region. As of the end of 2010, Turkey’s direct and indirect aid to Palestine amounted to approximately$200 million.
     Turkey has participated in the Temporary International Presence in Hebron since its inception at the request of both Israeli and Palestinian sides. Furthermore, a tripartite business forum called the Ankara Forum was established upon the initiative of the Turkish private sector, with the participation of its Israeli and the Palestinian counterparts. The Forum has been energetically pursuing the aim of creating Industrial Zones in Palestine, so that it can generate employment in Palestine and serve as a confidence-building measure for both parties in the economic realm.
     Turkish-Israel relations have cooled recently. On May 31, 2010, the Israeli armed forces intercepted a civilian aid flotilla that had embarked from Turkish ports and was bound for Gaza. The Israeli armed forces boarded the boats comprising the flotilla and 9 civilians were killed, including 8 Turkish citizens. As a result, Turkish and Israeli relations have cooled and there have been recent decreases in tourism and trade between the two nations. On August 2, 2010, the UN established a panel of inquiry related to the incident, which issued its report on September 2, 2011. The report found that Israel’s naval blockade of Gaza is both legal and appropriate, but that Israel’s use of force was excessive and unreasonable. On September 2, 2011, the Republic reduced its diplomatic representation in Israel to the level of second secretary, requested that Israel’s ambassador leave Turkey and suspended military agreements with Israel. The Republic plans to start procedures at the UN and the International Court of Justice to analyze the legitimacy of Israel’s blockade of Gaza.
     During 2010 several high level bilateral visits took place between Turkey and Syria. The Syrian President paid two visits to Turkey on 8-9 May 2010 and on June 7, 2010. Prime Minister Mr. Recep Tayyip Erdoğan visited Syria on October 11, 2010. The establishment of High Level Strategic Cooperation Council (HLSCC) in September 2009 contributed positively to the countries’ relations. A second Ministerial Meeting of the HLSCC was held in Lattakia in October 2010 with the participation of 12 Ministers from the Turkish Cabinet. The Ministers monitored the ratification processes and the implementation of the agreements which were previously signed. Another meeting of HLSCC between at the Prime Ministers level took place in Ankara in the end of the year. Eleven new documents were signed and consensus was reached on joint investment projects which were the topic of the meeting. During this period, Turkey urged the Syrian Administration to engage in reforms which would meet the needs of the Syrian people.
     Turkey’s policy regarding Lebanon is based on the territorial integrity, independence and stability of the country. Relations with Lebanon in 2010 continued to develop in accordance with this understanding.
     Turkey and Lebanon exchanged high level visits. The visa liberalisation agreement signed during Prime Minister Saad Hariri’s visit to Turkey in January contributed to the development of the bilateral relations. During the visit of Prime Minister Mr. Tayyip Erdoğan to Lebanon on 24-25 November 2010, a Free Trade Agreement and Political Declaration on the establishment of the High Level Strategic Cooperation Council were signed.
     Turkey continued to financially support the reconstruction of Lebanon. During 2010, the total value of the assistance from Turkey to Lebanon reached US$50 million. Turkey maintained its support to and participation in United Nations Interim Force in Lebanon. Turkey also continued to extend its support to the UN Special Tribunal for Lebanon.
     Turkey enjoys deep-rooted historical, social and cultural bonds with the people in the Middle East. Close political and economic relations have been further strengthened as well in recent years with the countries in the region. Our trade volume has been increasing annually and increased Turkish investment and construction activities by Turkish companies in the region enable this trend to continue.
     Turkey has closely followed the recent popular movements in the Middle East and North Africa. Since each county in the region has its own particular characteristics and its own historical background, Turkey advocates that change must come from within each country and internal change must be encouraged and facilitated.
     The Republic continues to be affected by the consequences of conflicts in nearby countries, including Libya, Iraq, Georgia, Israel and Syria, as well as Palestinian territories, and has been the victim of various isolated terrorist attacks.
     TURKISH-RUSSIAN RELATIONS
     Bilateral relations between Turkey and the Russian Federation have been developing in all areas in recent years. Signed during President Abdullah Gül’s visit to the Russian Federation on February 12-15, 2009, “Joint Declaration between the Republic of Turkey and the Russian Federation on Progress towards a New Stage in Relations and Further Deepening of Friendship and Multidimensional Partnership” is the main document setting the general framework and direction of the bilateral relations.
     During President Medvedev’s visit to Turkey on May 11-12, 2010, the “High Level Cooperation Council” (HLCC) was established. The council is made up of several ministers from both countries who meet once a year under the co-chairmanship of the Turkish Prime Minister and the President of the Russian Federation and discuss the state of bilateral relations in all areas. The HLCC has three sub-organs; the Joint Strategic Planning Group tasked to deal with cooperation on international matters, Joint Economic Commission which reviews economic relations, and the Social Forum aimed at strengthening interaction between the two countries’ citizens.
     Turkish Prime Minister Erdoğan visited Russia on March15-17, 2011 for HLCC’s second meeting. This visit, which coincided with the 90th anniversary of the Moscow Treaty, symbolized the friendly relations between the two countries, and discussions on the abolition of visas were held.
     Economic and commercial relations with Russia have been steadily developing especially since the early 2000s. In 2008, bilateral trade reached $38 billion, making Russia Turkey’s first, and Turkey, Russia’s seventh largest trading partner at the time. Having shrunk to $19.6 billion in 2009 due to global economic crisis, bilateral trade began to recover in 2010 and exceeded $26 billion at the end of 2010, of which $4.6 billion consisted of

Turkey’s exports to Russia, while Russian exports to Turkey stood at $21.6 billion. As of the end of 2010, there was growth in mutual investments, amounting to $7 billion in each direction.
     Tourism constitutes an important aspect of Turkish-Russian bilateral relations. In 2010, nearly 3.1 million Russian tourists visited Turkey. Russia is second to Germany in terms of the number of foreign tourists that visited Turkey. The Republic estimates around 4 million Russian tourists will visit Turkey in 2011.
     The construction sector also plays an important in economic relations with Russia. Turkish construction companies have completed various projects in Russia, the value of which exceeded $30 billion in total as of 2010.
     SOUTH CAUCASUS
     Peace, stability and cooperation in the neighboring Caucasus are vitally important for Turkey. Turkey’s approach to the South Caucasus is shaped by its desire to establish a climate conducive to comprehensive peace and cooperation between all states of the region.
     With this in mind, Turkey attributes great importance to the strengthening the independence of these countries, preservation of their territorial integrity and realization of their economic potential. Turkey also actively supports these countries’ aspirations for integration with Euro-Atlantic structures.
     The conflicts in the South Caucasus, namely Nagorno Karabakh, Abkhazia and South Ossetia, remain to be the major obstacles to lasting peace and stability. Peaceful settlement of these conflicts will contribute to the political stability of the countries and the development of national economies and will open prospects for regional cooperation.
     In 2008, the Republic launched an initiative, the Caucasus Stability and Cooperation Platform, to find a new approach to deal with the problems of the Caucasus region. The Republic has introduced its proposal to the regional countries, Azerbaijan, Armenia, Georgia and the Russian Federation.
     Positive steps have been taken by the governments of Turkey and Armenia to improve relations between these two countries. On August 31, 2009, it was announced that Turkey and Armenia had agreed to start their internal political discussion on two protocols — the Protocol on the Establishment of Diplomatic Relations and the Protocol on the Development of Bilateral Relations — that were initiated in the course of their efforts through Swiss mediation. The protocols provide for a framework for the normalization of the bilateral relations within a reasonable timeframe between Turkey and Armenia. In this context, Armenia and Turkey signed agreements on October 10, 2009, in Zurich, to establish diplomatic ties and normalize relations. The agreements were submitted to the respective Parliaments for ratification by each side. On April 22, 2010 Armenia announced that it suspended the ratification process of the agreements.
     Turkey’s relations and cooperation with Azerbaijan and Georgia are steadily improving. They are important partners for Turkey in the region and Turkey is progressing toward economic integration with these countries.
     The strategic importance of the region has increased with regional projects such as the Baku-Tbilisi-Ceyhan Crude Oil Pipeline (operational since 2006), Baku-Tbilisi-Erzurum Natural Gas Pipeline (operational since 2007) and Baku-Tbilisi-Kars Railway (the groundbreaking ceremony of which was done in 2007) and the importance of the region for the attainment of stability and prosperity in Eurasia has steadily increased.
     CENTRAL ASIA
     Relations and cooperation with the Central Asian republics which Turkey has common linguistic, historical and cultural ties has developed rapidly in all areas since their independence on the basis of mutual benefits.

     Turkey’s general policy towards the region is supporting the Central Asian countries to enhance democratic values, political and economic stability, in cooperation with each other and their neighbors and integration with the international community. By adopting this policy, Turkey has become an important partner of the countries in the region. The Strategic Partnership Treaty signed with Kazakhstan in 2009 is an example of the ongoing close cooperation with the countries in the region.
     Turkey pioneered the process of “The Summits of Turkic Speaking Countries’ Heads of States”, which has been held since 1992, in order to increase the solidarity and create new cooperation opportunities among the Turkic speaking countries. This process was rendered into an institutional structure through the Nakhichevan Treaty signed on October 3, 2009 on the Establishment of the Cooperation Council of Turkic Speaking States. The aforementioned Council was formed at the 10th Summit of Turkic Speaking Countries’ Heads of States which was held in October 2010 in İstanbul and the Secretariat of the Council, established in İstanbul, started its activities under the leadership of retired Ambassador H.E. Halil Akıncı, who was appointed as Secretary-General.
          Economic relations with the Central Asian republics have developed rapidly and a significant progress has been achieved in the field of trade, transportation and communication. The total of the loans credited to the countries in the region through Eximbank is around $1 billion. Additionally, the Turkish Cooperation and Development Agency was established in order to provide technical assistance to the Central Asian countries.
     Turkey’s trade volume with the countries of the region was about $6.5 billion at the end of 2010 and the total investments of Turkish companies in the region exceeded $4.7 billion. Total value of the projects completed by Turkish contracting companies in the region was about $30 billion as of 2010. Nearly 2, 000 Turkish companies are operating on the ground in the region.
     Turkey’s bilateral relations with Kyrgyzstan, the first country to switch to a parliamentary system in the region, entered a new stage by the establishment of the High Level Strategic Cooperation Council, whose first meeting was conducted on April 25-28, 2011 in Ankara during the Kyrgyz Prime Minister Atambayev’s visit to Turkey. Turkey exhibited solidarity in solving the problems that Kyrgyzstan faced after the uprising in 2010. In this framework, Turkey committed $30 million in cash grants and $15 million in technical assistance and wrote off the debts owed to Eximbank.
     Relations have also developed in the areas of culture and education. The International Organization of Turkic Culture (TURKSOY) was established in 1993 for the purpose of protecting Turkic culture, art, language and historical heritage and introducing these values to the world and transferring them to the younger generations.
     Turkey has been involved a broad scholarship program, the “Great Student Project”, for students in the Central Asian countries. Turkish schools under the Ministry of National Education or managed by private organizations exist in the Central Asian republics. There is Turkish-Kazakh International Hoca Ahmet Yesevi University in the city of Turkestan, Kazakhstan and Turkish-Kyrgyz Manas University in Bishkek, the capital city of Kyrgyzstan.
     Turkey has shared the concerns of the Central Asian republics about extremist movements, drug and arms trafficking and terrorism that threaten the stability and security within the region. Within the framework of fighting terrorism, Turkey has provided financial assistance and military training opportunities to these countries.
          Turkey considers that steps taken in the fields of democracy, rule of law and human rights in the Central Asian countries will contribute to their stability, security and the process of integration of these countries with international community and encourages all the efforts in this direction.
     AFGHANISTAN

     Turkey has traditional ties of close friendship with Afghanistan and deems it essential to uphold the sovereignty, independence, territorial integrity and national unity of Afghanistan.
     Turkey has participated in the International Security Assistance Force (ISAF) in Afghanistan since its inception and assumed the command of ISAF-II (June 2002-February 2003) and ISAF-VII (February-August 2005). Turkey continues its active participation in ISAF by assuming the leadership of the Regional Command in Kabul for the third time from November 2010 to November 2011. Given Afghanistan’s special place in Turkish foreign policy and the central role the Regional Command in Kabul has been playing in establishing security and stability in this country, Turkey has decided to extend its term in the Regional Command in Kabul leadership for another year, until November 1, 2012. Turkey’s military presence in Afghanistan has increased to around 1,825. Turkey’s contributions to the training and equipping of the Afghan National Army and the Police Force has also increased significantly in 2011. Turkey agreed to provide training to approximately 1,000 Afghan National Police members per year in Turkey (Sivas) beginning July 15, 2011. The Memorandum of Understanding regarding the legal framework of the project was signed by Turkey, Japan, Afghanistan and the United States on March 5, 2011. The official opening ceremony of the first training program was held on July 28, 2011. The value of Turkey’s military aid and donations has reached $100 million since 2001.
     Turkey’s development assistance project package to Afghanistan is the most comprehensive in the history of the Turkish Republic. Turkey is a large contributor to reconstruction efforts in Afghanistan on both a bilateral and multilateral basis, especially in the fields of health, education, agriculture, sanitation and infrastructure. Turkey’s capacity building efforts include the training of the Afghan National Security Forces in Afghanistan and Turkey.
     At the London Conference of 2006, Turkey pledged $100 million for the reconstruction of Afghanistan. An additional $100 million was pledged in the 2008 Paris Conference, raising Turkey’s development assistance to Afghanistan to $200 million. Turkey continues to use these funds to contribute to Afghanistan’s development. After the completion of the ongoing projects, half of the value of Turkey’s total pledge will have been spent on reconstruction efforts.
     Turkey has built, equipped or repaired 17 health centers in Afghanistan. Over one million Afghans have received medical treatment in these health centers. Currently two hospitals and four clinics are operated by Turkey. A vocational health school is planned to be constructed and operated in Jawzjan province in 2011. Nine fully-equipped ambulances have been recently donated.
     The Turkey-led Kabul Regional Command regularly conducts CIMIC activities, which include extending medical services and donations in its area of responsibility (AOR). The Turkish military contingent has thus provided health services to over one million Afghans. 358 Afghan military personnel or their family members have received health treatment at hospitals in Turkey. Annually, approximately 200 Afghan civilian patients are offered free medical treatment in Turkey. About 25 Afghan National Army veterans severely injured during military operations have received treatment and rehabilitation at the specialized military hospitals in Turkey.
     In support of education in Afghanistan, Turkey built, repaired or furnished 68 elementary and secondary schools with 466 classrooms in various provinces of the country. Approximately 65,000 Afghan students benefit from these facilities. The construction and furnishing of nine new schools are under way. The Turkish Ministry of National Education and the Ministry of Education of Afghanistan jointly operate a girls’ school in the Jawzjan province where Turkish and Afghan teachers provide education to approximately 460 students. A midwife education center has been established in Maymeneh (Faryab province) and a midwife training program was initiated in January 2010. Operating costs are met by the Turkish Government. A public education center has been constructed and furnished in Mazar-e Sharif. 1,211 higher education scholarships have been awarded to Afghan students through various government programs since 2003. Currently, 583 Afghan students benefit from these scholarships in Turkish universities. Since 2003, 208 scholarships (40 on vocational training) have been granted for theology faculties. Special vocational training courses are offered to Afghan women.

     In order to support the reconstruction efforts in Afghanistan, the first Turkish Provincial Reconstruction Team (PRT) was established in Wardak and became operational in November 2006. The Turkish PRT carries out substantial projects in order to contribute to the economic development and reconstruction of the province as well as capacity building at the local level. As a further step in Turkey’s commitment to the reconstruction of Afghanistan, A second Turkish PRT entered into service in June 2010 in the city of Shibirgan and operates in the Jawzjan and Sar-i Pul provinces.
     Encouraging regional cooperation not only constitutes a significant aspect of Turkey’s overall vision for South Asia, but it is also one of the pillars of its comprehensive strategy towards Afghanistan. With this understanding, Turkey hosted twenty major international meetings in support of regional and international cooperation with a particular focus on Afghanistan in 2010, including three summit level meetings and several ministerial meetings, such as the summit held on December 24, 2010 by the Presidents of Turkey, Afghanistan and Pakistan in Istanbul. At the December summit, the parties took tangible steps in the fight against terrorism, economic cooperation and partnership in disaster management, including a framework agreement aiming to enhance the capabilities of the three countries to cooperate in these areas and agreements for the establishment of a Counter-Terrorism Excellency Center, cooperation between the police departments of the three countries and cooperation in counter-narcotics.
     The Trilateral Summit Process, launched at Turkey’s initiative in 2007, has evolved in time into a solid platform for multidimensional cooperation among Turkey, Pakistan and Afghanistan. It is supported by the “Istanbul Forum” which forms the private sector cooperation leg of the Process. The Trilateral platform allows the development of multi-dimensional cooperation in areas such as the economy, development, security, education and training, while it provides for enhanced contacts across a wide spectrum, including among parliamentarians, businessmen and members of the media. The fifth Summit of the Trilateral Summit Process took place in Istanbul on December 24, 2010. On the basis of the joint decision of the Presidents of Turkey, Afghanistan and Pakistan taken at the fifth Trilateral Summit, a Trilateral Military Live Exercise on Urban Warfare was conducted at the Tuzla Infantry School in Istanbul on March 19-26, 2011. The work on organizing a trilateral p disaster response exercise in October 2011 is under way. The exercise will provide yet another opportunity to bolster result-oriented cooperation among the three countries. The sixth Trilateral Summit among Turkey-Afghanistan-Pakistan is planned to be held on November 1, 2011.
     Furthermore, Turkey took a bold step by bringing together Afghanistan and its neighbors at the “Summit of Friendship and Cooperation in the Heart of Asia” organized in Istanbul on January 26, 2010. In support of enhanced regional cooperation. The Istanbul Summit and its final statement have set out a viable vision for regionally owned enhanced cooperation on a broader level and with a particular focus on Afghanistan.
     On May 10, 2011, H.E. Ahmet Davutoğlu, Turkish Minister of Foreign Affairs, hosted a working breakfast with the participation of UN Special Representative of the Secretary General for Afghanistan and the representatives of the regional countries for an exchange of views on the steps to be taken in 2011. The meeting also kicked off the preparations for the “Istanbul Conference on Afghanistan” which will be held in Istanbul on November 2, 2011. In organizing the Istanbul Conference, Turkey aims to build on the region’s shared vision agreed to at the Istanbul Summit of January 2010. Turkey also co-chairs (together with the UN Assistance Mission in Afghanistan (“UNAMA”)) the Regional Cooperation Working Group (“RCWG”) of the International Contact Group on Afghanistan. RCWG is intended to take forward the notion of regional ownership by bridging the countries of the region and the broader international community. The inaugural meeting of the RCWG was successfully held in Istanbul on June 3, 2011 with representatives from 36 countries and international organizations. RCWG met for the second time in Kabul on June 26, 2011 under the co-chairmanship of Turkey and UNAMA.
     Both the Trilateral and the regional processes have engendered further associated meetings and events which have helped to bring about a positive and cooperative climate between Afghanistan and its neighbors.
     ASIA-PACIFIC

     In view of the growing economic and political significance of the Asia-Pacific region, Turkey has been implementing a new approach in its relations with the countries of the region, broadly referred to as “opening-up to the East Asian and the Pacific countries” that has gained considerable pace and depth in recent years. The main elements of the approach include, fostering economic and trade relations, enhancing political dialogue mainly through consultation mechanisms, completion of legal infrastructures and strengthening cultural ties.
     During the last decade, high-level bilateral visits were intensified and the number of scholarships allocated to the countries in the region increased. Moreover, Turkish Airlines has extended its destinations and flight frequencies in the region and TİKA (Turkish International Cooperation Agency) has increased its development projects, especially with regard to the Pacific Island countries.
     Bilateral relations with the G-20 members of the region, namely China, Australia, South Korea, Japan and Indonesia have notably increased both economically and politically. Nevertheless, the impact of the March 11, 2011 Japanese earthquake on Turkey’s economy was minor since the Republic’s trade relations with Japan are still relatively limited. The Republic’s imports from Japan accounted for approximately 2.0% of its total imports in 2010. The Republic’s exports to Japan accounted for approximately 0.2% of its total exports in 2010.
     The relations with the People’s Republic of China (PRC), which is Turkey’s largest trading partner in East Asia, as well as with Indonesia have been elevated to a strategic level in 2010 and 2011 respectively as there is a joint commitment to further advance the countries’ relations in all aspects and the development of such relations will be useful on both a regional and global level.
     Turkey also enjoys amicable relations with the members of the Association of Southeast Asian Nations (“ASEAN”). Covering the world’s third largest population (590 million) with 4.4 million kilometer squares of surface area and $1.5 trillion of trade volume, the ASEAN region is of special importance. In this regard, Turkey aims to develop its ties with the ASEAN countries in every possible field, in particular with Indonesia, Malaysia, Singapore, Philippines, Thailand and Vietnam.
     Parallel to the efforts at the bilateral level, Turkey is also taking necessary steps to develop its ties with the regional organizations which are active in this part of the world, namely the ASEAN and the PIF (Pacific Islands Forum). Hence, Turkey became a party to the ASEAN Treaty of Amity and Cooperation (TAC) in July 2010 in Hanoi during the 43rd ASEAN Meeting of Foreign Ministers. Furthermore, Turkish Ambassador in Jakarta has been accredited to the ASEAN. The target is to establish a “Dialogue Partnership” with the ASEAN which is the highest level of institutional relationship with the association.
     Moreover, Turkey has become a Development Partner of the Pacific Islands Forum as a first step for deeper relationship with the Pacific Island Countries. The next step is to become a Post-Forum Dialogue Partner.
     AFRICA
     On the basis of an “African Outreach Program”, Turkey has been intensifying its economic and trade relations with African countries through new agreements, participation in African development projects and financial cooperation. In this spirit, Turkey became an observer country to the African Union in 2005 and was declared a “strategic partner” in 2008. Turkey, under various cooperation schemes, has been trying to share its experience in the fields of agriculture, health, education, energy and environment. The total trade volume between Turkey and African countries amounted to nearly $16 billion in 2010, despite the global economic crisis, almost one-third of which is with Sub-Saharan African countries. The total amount of direct investments by Turkish companies in Africa has reached $5.3 billion. Turkish construction firms as of the end of 2010 have undertaken nearly $39 billion worth of projects, most of which are in various North African countries. Turkish Eximbank, under certain conditions, supports these projects with a special credit program directed towards Africa. Turkish Airlines is flying to Khartoum, Addis Ababa, Lagos, Johannesburg, Nairobi, Dakar, and most recently Dar es Salaam, Entebbe and Accra which is encouraging for the further development of economic and commercial relations between Turkey and African countries. TIKA (the Turkish International Cooperation Agency), the leading governmental agency in carrying out humanitarian and development aids abroad has opened offices in Addis Ababa, Khartoum, and recently in Dakar. In 2010, TIKA carried out 26 humanitarian and development projects in Africa. Moreover, the total Turkish official development aid to Africa amounted to

$34.4 million in 2010. Turkey’s technical preparations for the non-regional membership of Turkey to the African Development Bank (ADB) are under way. Turkey is working closely with the OIC and the Islamic Development Bank (“IDB”) with a view to diversifying international support for Africa. Both the OIC and the IDB have given full support to this strategy. Turkey signed a memorandum of understanding with the IDB in May 2006 to devise and implement various social and economic projects in Africa and to support the financing of such projects to be undertaken by Turkish investors. Turkey organized the first Turkey-Africa Cooperation Summit on August 18-21, 2008, with high level participation from 49 African countries, to crown a long term Turkish action plan for Africa which also includes a follow-up mechanism. The “2010-2014 Turkey-Africa Partnership Joint Implementation Plan” was adopted at the High Level Officials Meeting organized in Istanbul in December 2010 in connection with the follow-up mechanism. Turkey also intends to work closely with intra-continental and regional organizations such as the New Partnership for Africa’s Development, EAC etc.
     As an important step in Turkey’s outreach policies towards Africa, in 2011, Turkey opened 4 new Embassies and 1 Consulate General in Africa. Turkey presently has 30 Embassies and 3 Consulates General throughout the African continent.
     LATIN AMERICA
     Aware of the rising importance of the Latin American and the Caribbean region in world economy and politics, Turkey, since the late 1990s, has been pursuing a strategy to open up to the region, not only to improve the visibility of Turkey in the continent, but also to expand the network of its cooperation at the bilateral level as well as with the regional and international fora.
     At the bilateral level, Turkey, firmly believing in the importance of frequent high-level visits and the conclusion of agreements in order to complement the legal framework of its relations, has come a long way in enhancing its bilateral political, economic, commercial, cultural and defense relations with the regional countries. Turkey’s relations with Brazil have been elevated to the level of strategic partnership. Turkey’s economic and trade relations with the countries of this region have displayed a remarkable increase and the overall trade volume exceeded $5.4 billion as of the end of 2010.
     Turkey has increased the level of its diplomatic representation in the region by opening up two new Embassies (Bogota and Lima) in addition to the existing 6 embassies as well as a Consulate General in Sao Paulo. Preparations to open an Embassy in Quito and Consulate General in Rio de Janeiro are also underway. Through such enhanced representation, Turkey will be better equipped to further its relations and cooperation with the broader region.
     Direct Turkish Airlines flights between Istanbul and Sao Paulo since 2009 have also played a pioneering role in this respect. These flights are instrumental in increasing the level of tourism between the two countries. Turkish Airlines intends to widen the scope of its destinations in the region.
     Turkey is working to expand its economic and commercial ties with the region. In 2010, the overall trade volume was $5.4 billion. Chile became the first country in the region with which Turkey has concluded a Free Trade Agreement. Turkey is currently negotiating similar agreements with other countries of the region as well as with MERCOSUR (Southern Common Market).
     While building closer ties with the countries of the region and diversifying relations on a bilateral basis, Turkey has also sought to strengthen its cooperation with regional organizations. Turkey enjoys permanent observer status in the Organization of American States (OAS) and the Association of Caribbean States (ACS) and intends to establish institutional ties with the Caribbean Community (CARICOM). Turkey already established a Political Dialogue and Cooperation Mechanism with MERCOSUR in December 2010.

     As an important step in Turkey’s outreach policies towards Latin America, a program of opening new embassies in Latin America is well underway. Turkish embassies in Colombia and Peru are now operational and so is the Turkish Consulate General in Sao Paulo.
     ENERGY
     Turkey is geographically located in close proximity to 70% of the world’s proven energy reserves, in particular those in the Middle East and the Caspian basin. Thus it forms a natural energy bridge between the source countries and consumer markets and stands as a key country in ensuring energy security through diversification of supply sources and routes, considerations that have gained increased significance in the world today.
     The first leg of the East-West Energy Corridor, the Baku-Tbilisi-Ceyhan ( the “BTC”) Crude Oil Pipeline Project became operational in June 2006. The BTC is not only safely transporting Caspian oil to Western markets, but also contributing to the safety of navigation, conservation of the environment and the security of the 12.5 million inhabitants of İstanbul, by placing less of a burden on the Turkish Straits, currently highly congested due to the heavy volume of oil tanker and hazardous cargo passage. As of November 2008, Kazakh oil also has flown through the BTC pipeline. The other component of the East-West Energy Corridor is the Baku-Tbilisi-Erzurum (BTE) Natural Gas Pipeline, which became operational in July 2007.
     Within the scope of the East-West axis, the Southern Gas Corridor, including the Turkish-Greek-Italy Gas Interconnector, the Nabucco Natural Gas Pipeline and the Trans-Adriatic Pipeline projects were developed. As in the case of oil, projects are also underway to link the eastern shores of the Caspian to its western shores, enabling the Turkmen, Kazakh and at a later stage Uzbek natural gas to flow to the West.
     The Turkish-Greek Gas Interconnector became operational on November 18, 2007. Consequently, Azeri gas has been able to reach Southeastern Europe through an alternative route. A Memorandum of Understanding was signed among BOTAŞ, DEPA and Edison with regard to the Interconnection Turkey Greece Italy (ITGI) Pipeline Project on June 17, 2010 in İstanbul, which will link the European Union countries Greece and Italy via Turkey to Caspian and Middle Eastern natural gas resources.
     With the implementation of the Greece-Italy connection, the completion of this project will contribute to the EU’s energy supply security.
     Further efforts are also underway to construct the main component of the Southern Corridor, namely Nabucco Pipeline Project, which envisages the transportation of natural gas via Turkey through Bulgaria, Romania and Hungary to Austria. The Nabucco Inter-Governmental Agreement was signed on July 13, 2009 in Ankara by the Heads of Government of Turkey, Austria, Bulgaria, Hungary and Romania. The Agreement entered into force on August 1, 2010.
     Project Support Agreements (the “PSAs”) were signed among Nabucco International Company, the relevant Nabucco National Companies and the responsible Ministries of all transit countries on June 8, 2011, in Kayseri, Turkey. Hence, the legal framework for the Nabucco Pipeline was completed. The PSAs are bilateral, private law agreements among the Nabucco Companies and each transit country. Together with the IGA, the PSAs are the necessary prerequisites for a successful financing of the Project. Furthermore, the first Nabucco Committee Meeting was also held on June 8, 2011.
     The realization of Nabucco Natural Gas Pipeline Project will contribute to both Turkey’s and Europe’s energy supply security.
     The Samsun-Ceyhan By-Pass Oil Pipeline Project is an energy project on the North-South axis. Heavy tanker traffic in the Turkish Straits causes serious concern, and Turkey believes that the solution lies in the by-pass pipelines. Among the by-pass options, the Samsun-Ceyhan By-Pass Oil Pipeline Project is considered an economically viable as well as environmentally sustainable project. During the visit of the Prime Minister of the Russian Federation to Turkey in August 2009, Russia agreed to take part in this project. Moreover, during the visit in mid-May 2010 by Mr. Medvedev, President of the Russian Federation, a memorandum of understanding on the cooperation for the safe transportation of oil from the Black Sea region based on the priority of the Samsun Ceyhan crude oil pipeline project was signed by both countries’ Energy Ministers. With this memorandum of understanding, Russia confirmed its interest for participation in the Samsun Ceyhan project. The memorandum of understanding also provides that an Intergovernmental Agreement on the project will be signed in order to facilitate the realization of the Samsun-Ceyhan Crude Oil Pipeline Project. To this end, the negotiations with the Russian Federation concerning the Intergovernmental Agreement for the project are underway.
     The Arab Natural Gas Pipeline is envisaged to constitute another vein that will support the proposed Nabucco pipeline project. Turkey signed two documents with Syria in August and December 2009 with a view to completing the pipeline connection between the two countries. With the establishment of this link, Egyptian, or at a later stage, Syrian, natural gas will be able to reach Turkey and beyond, and alternatively, there will be a possibility to transport natural gas to Syria via Turkey.
     Moreover, preparations are underway for the synchronous connection with the European electricity network and for joining the European Network of Transmission System Operators for Electricity (the “ENTSO-E”) (f/k/a the Union for the Coordination of the Transmission of Electricity-UCTE). Synchronous operation trials were successfully initiated in order to integrate with the ENTSO-E in September 2010. The operation trials are expected to be completed in the fall of 2011. The operation will lead to physical integration of the Turkish electricity system with that of the EU countries. In this context, significant trade opportunities are envisaged to take place upon Turkey’s ENTSO-E membership.
     In line with its energy security strategy, Turkey is also striving to increase the share of renewable sources in its energy basket. The share of renewable energy sources in total electricity generation was around 27% in 2010.
     Facing an ever-increasing energy demand and challenges related to climate change, nuclear energy has once more moved up on the agenda of several countries including Turkey. With a growing population and a rapidly expanding economy, Turkey’s dependence on fossil fuel resources from external suppliers presents a substantial challenge to its energy security. Turkey is currently looking into the possibilities of diversifying its energy resources both in type and origin to meet the demand. Nuclear energy is one of various viable options in this regard.
     Accordingly, Turkey intends to establish around more than 10,000 MW of nuclear capacity by 2030. Turkey signed an intergovernmental agreement with the Russian Federation on May 12, 2010 concerning the construction and operation of a nuclear power plant, composed of 4 reactors, each with 1200 MW installed capacity, at the Akkuyu site. The agreement came into force on December 27, 2010. The Akkuyu site has been allocated to the project company established under the terms of the agreement.
     A joint declaration was signed between Elektrik Üretim A.Ş. (EÜAŞ) and Korea Electric Power Company (KEPCO) in March 2010, for the purpose of installing the second nuclear power plant in the Sinop nuclear power plant site, on the Black Sea coast of Turkey. After technical studies continued approximately five months, the intergovernmental negotiation process started, but the negotiations ceased in November 2010 due to disagreement on some important issues.
     Negotiations with the Japanese government regarding the Sinop Project began in November 2010, however, the negotiations halted because of the Fukushima Daichi nuclear power plant accident on March 11, 2011.

ECONOMY
BACKGROUND
     After the 1980s, significant progress was made in Turkey towards establishing a full-fledged market economy. In this respect, a radical policy shift from government intervention and import substitution towards a greater reliance on market forces and trade liberalization became apparent. In order to complete this process, international capital markets were entirely liberalized in 1989. In addition, a Customs Union covering Turkey’s industrial product and the last stage of the association agreement between Turkey and the European Community both began in 1996. These reforms contributed significantly to the dynamic growth of the private sector and underpinned the flexibility of the Turkish economy to adapt to both internal and external factors. The success of those reforms implemented in Turkey is also reflected by the strong performance of the Turkish economy in the last decade.
     Turkey’s real GDP annual growth rate averaged approximately 3.3% during the period from 2006 to 2010. Over this period, the Turkish economy became more diversified. In particular, the industrial base was broadened, and exports of goods and services grew rapidly. In addition, financial markets expanded and became more sophisticated. According to TURKSTAT data, GDP/M2 rose from 38.3% in 2006 to 51.2% in 2010. In addition to this, with the help of a favorable external environment until the end of 2007, Turkey’s long-term gross external debt levels rose in absolute terms from $165.1 billion in 2006 to approximately $211.4 billion in 2010. See “Debt-External Debt and Debt Management” for details.
     In addition to the registered economy, Turkey has an unregistered economy, which is substantial, though by definition unquantifiable, and has historically not been reflected in the statistics of the Republic. The unregistered economy, which is referred to as “shuttle trade”, includes significant amounts of activity in the agricultural sector and in trade with the Republic consisting of the Commonwealth of Independent States (“CIS”) (Armenia, Azerbaijan, Belarus, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan). Consequently, trade and other figures may under-report the actual level of economic activity intended to be measured. The Government has been working with the World Bank to bring more untaxed economic activities within the scope of the registered economy, and therefore within the tax base of Turkey. Since 1996, the Government has developed a methodology to account for the portion of the unregistered economy relating to “shuttle trade” with the CIS republics. See “Foreign Trade and Balance of Payments-Current Account”.
     Measures to Combat Current Financial Crisis
     The Republic has also taken measures to combat the national and global financial crisis, such as reducing private consumption tax for cable, wireless, and mobile services; increasing short-term employment benefits; giving motor vehicle tax exemption to cars more than 30 years old; and introducing tax incentives to the companies for certain investments in certain regions. These measures were published in the Official Gazette on February 28, 2009 (No. 27155). The tax exemption for cars over 30 years old was extended until December 31, 2011 (published in Official Gazette on August 1, 2010; No. 27629).
     A stimulus package including a value added tax cut on certain houses and a private consumption tax cut for home appliances and certain types of automobiles was published in the Official Gazette on March 16, 2009 (Law No, 27171; Council of Minister’s Decision No. 2009/14802). Both tax reductions were initially effective until June 15, 2009, and were then extended until September 30, 2009 (Council of Minister’s Decision No. 2009/15081, published in Official Gazette No. 27260). A Council of Ministers decision (No. 14803) regarding the reduction of Resource Utilization Support Fund (“RUSF”) levied on consumer credits from 15% to 10% was also published in the same Official Gazette. RUSF was increased by another 15% on October 28, 2010 (Council of Minister’s Decision No. 2010/974, published in Official Gazette No. 27743).
     A package including value added tax cuts levied on the sale of real estate, electronic, furniture and industrial machines was published in the Official Gazette on March 29, 2009 (No. 27184). The content of this package was extended to include, among others things, automotive components, telephone equipment and certain types of furniture with the Council of Minister’s Decision No. 2009/14881 which was published in the Official Gazette on April 14, 2009 (No. 27200). The package was valid from March 30, 2009 to July 30, 2009.
     On June 4, 2009, the Government announced a new stimulus package that included investment incentives, certain measures to enhance employment and a new credit guarantee fund for small and medium-sized enterprises. On June 18, 2009, Law No. 5909, which enables the Turkish Treasury to transfer up to TL1 billion of resources to the “Credit Guarantee Fund,” was approved by the Assembly. Law No. 5909 and was published in the Official Gazette on June 24, 2009 (No. 27268). The purpose of this law is to ensure that the Credit Guarantee Fund is adequately capitalized. In the Medium Term Program (defined below), the burden of the various stimulus packages on the budget is estimated to be approximately 2.1% of GDP in 2009 and 1.6% of GDP in 2010.
GROSS DOMESTIC PRODUCT
Table No. 1

	Gross Domestic Product
	2006	2007	2008	2009	2010
At constant 1998 prices
GDP (millions of TL)	96,738	101,255	101,922	97,003	105,739
GDP (at current prices)	758,391	843,178	950,534	952,558	1,103,750
Turkish Lira/US dollar (annual average)	1.431	1.301	1.293	1.547	1.500
GDP (at current prices, millions of dollars)	526,429	648,754	742,094	616,703	734,929
Population (mid year, in thousands)	69,395	70,215	71,095	72,050	73,003
Per capita GDP (at current prices, in dollars)	7,586	9,240	10,438	8,559	10,079

Source: TURKSTAT, Ministry of Development
     The Turkish economy experienced robust growth between 2002 and 2007, before the negative effects of the global financial crisis weighed on Turkish industrial production. Economic growth was mainly driven by total consumption and fixed capital investments on the demand side as well as service and industrial sectors on the production side. Improved consumer and business confidence along with reduced interest and inflation rates reflected the sound macroeconomic fundamentals of this period. Also, strong growth rates, lower real interest rates and primary surpluses contributed to the reduction of the general government debt stock. However, during the 2002-2007 period current account deficits increased.
     In 2006, GDP increased by 6.9% which exceeded the program target level of 5%. Private sector fixed investments and exports of goods and services played an important role in this GDP growth, particularly the 12.2% increase in machinery equipment investment and 20.3% increase in building construction.
     In 2007, GDP growth lost its momentum as a result of severe weather conditions and drought in the agricultural sector. Agricultural value added decreased by 6.7% compared to 2006. Also, a decreasing growth rate in the manufacturing sector contributed to this slowdown. GDP increased by 4.7% at the year end of 2007 compared to 2006. In 2007, the agricultural sector’s share of GDP was 8.5%, compared with 9.3% in 2006, and the services sector was 69.1% of GDP in 2007, compared with 67.8% in 2006. GDP was TL843.2 billion (approximately $648.8 billion) in 2007 at current prices.
     On March 8, 2008 the TURKSTAT announced a revision to the national accounts. Following this revision, GNP figures would no longer be published as of the third quarter of 2007. Despite the current liquidity and credit crisis affecting developed countries, the Turkish economy showed a strong growth of 7.0% in the first quarter of 2008. However, beginning in the second quarter of the year in which an increase in the interest and nominal exchange rates were seen, GDP growth decreased to its slowest pace from the first quarter of 2002. The decline in the agricultural sector was effective in this slowdown. Also, slowdown in the growth rate of the industrial production and construction sector contributed to this decrease in GDP growth. As a result of these developments, the Turkish economy in the last quarter of 2008 entered a four quarter long recession after 27 quarters of successive positive growth. At the end of 2008, as the negative effects of the current global financial crisis weighed more on both the global and the Turkish economy, GDP increased by 0.7% compared to 2007.
     The industrial sector, which includes mining, manufacturing and energy, accounted for 22.0% of GDP in 2008, compared with 22.3% in 2007. In 2008, the agricultural sector’s share of GDP was 8.4% and the services sector’s share was 69.6% of GDP in 2008 compared with 69.1% in 2007. GDP was TL950.5 billion (approximately $742.1 billion) in 2008.

     In 2009, the negative effects of the global financial crisis were felt markedly on the Turkish economy as was the case for other advanced and emerging market economies. The global financial crisis affected the Turkish economy in four areas, namely i) trade, ii) external resources, iii) credit and iv) expectations. Uncertainty created by the global financial crisis, an economic recession in the Republic’s important foreign trade partners and contraction in domestic and external financing facilities led to a deteriorating economy. The most drastic effect of the global crisis was realized in the first quarter of 2009, when the Turkish economy contracted by 14.5%. Although contraction in economic activity continued in the second and third quarters of 2009 over the same period of the previous year, the pace of economic contraction was lower. In order to lessen the adverse effects of the global crisis on the economy, a series of expenditure and revenue measures were implemented starting from mid-2008. In addition to this, expansionary monetary policy by the Central Bank eased concerns in the financial markets. With the help of these policy measures and improving international risk perception, the economy grew by 5.9% in the last quarter of 2009. The Turkish economy displayed the most rapid recovery among OECD countries. With the strong growth rate in the last quarter, economic contraction in 2009 was realized as 4.8%.
     In 2009, while the agricultural sector value added increased by 3.6% annually, industrial and services sectors decreased by 6.9% and 3.2% respectively, compared to 2008. In 2009, the share of agriculture in GDP increased to 9.1% as its value added increased, while the industrial sector accounted for 21.1% of GDP in current prices compared to 22.0% in 2008. On the other hand, the services sector’s share rose by 0.2% and reached to 69.8% compared to 2008.
     In 2010, the Turkish economy showed continued signs of recovery from the global financial crisis. The gradual decrease in interest rates and inflation played a major role in such recovery. The value added of the agricultural sector, industrial sector and services sector increased by 2.4%, 12.6% and 8.5%, respectively. The share of these sectors in GDP was 9.4%, 21.5% and 69.1%, respectively. The GDP growth rate was realized as 9.0% in 2010 which marks the highest growth rate of GDP since 2004. The average GDP growth rate in the 2006-2010 period was 3.3%.
     Table No. 2

	Gross Domestic Product
	GDP at		GDP at	Percentage	GDP at
	Current	Percentage	Current	change	Constant	Percentage
	prices	change	prices	from	prices	change
	(in millions	from prior	(in millions	prior year	(in millions	from prior
	of TL)	year (%)	of US$)	(%)	of TL)	year (%)
Years
2006	758,391	16.9	526,429	9.3	96,738	6.9
2007	843,178	11.2	648,754	23.2	101,255	4.7
2008	950,534	12.7	742,094	14.4	101,922	0.7
2009	952,559	0.2	616,703	-16.9	97,003	-4.8
2010	1,103,750	15.9	734,929	19.2	105,739	9.0

Source: Ministry of Development
     The following table presents changes in the composition of GDP at constant prices for the periods indicated:
Table No. 3

	Composition of GDP by Sectors
	2006	2007	2008	2009	2010
Agriculture	9.7	8.6	9.0	9.2	9.2
Industry	26.5	26.8	26.7	27.1	27.1
Mining	0.7	0.8	0.8	0.8	0.8
Manufacturing	23.8	24.0	23.8	24.2	24.2
Energy	2.0	2.0	2.1	2.1	2.1
Services	63.8	64.6	64.3	63.7	63.7

	Composition of GDP by Sectors
	2006	2007	2008	2009	2010
Construction	6.4	6.5	5.9	5.6	5.6
Trade	13.1	13.3	13.0	12.7	12.7
Transportation and Communication	14.3	14.6	14.7	14.6	14.6
GDP Total	100.0	100.0	100.0	100.0	100.0

Source: TURKSTAT, Ministry of Development
     The following table presents real growth in output for GDP for the periods indicated:
Table No. 4

	GDP Growth by Sector (at 1998 prices)
	2006	2007	2008	2009	2010
Agriculture	1.4	-6.7	4.3	3.6	2.4
Industry	8.3	5.8	0.3	-6.9	12.9
Mining	5.2	8.1	5.4	-6.7	4.7
Manufacturing	8.4	5.6	-0.1	-7.2	13.3
Energy	8.6	6.8	3.7	-3.4	7.3
Services	8.2	6.3	1.2	-3.2	8.5
Construction	18.5	5.7	-8.1	-16.1	17.1
Trade	5.8	5.3	-1.5	-8.6	13.5
Transportation and Communications	6.8	7.1	1.5	-7.2	10.5

Source: TURKSTAT
PRINCIPAL INDUSTRIES
     Turkey has a well-developed and increasingly diversified industrial sector. Since 1995, industrial production has increased primarily as a result of the expansion of domestic demand since the second quarter of 1995. In addition, decreased import costs as a result of the Customs Union with the EU and an increase in investment contributed to the rapid growth of industrial production.
     The industrial sector value added increased by 8.3% in 2006. Total industrial production increased by 7.3% and the private sector capacity utilization ratio was approximately 79.6%. In the same year, value added increased by 8.4% in the manufacturing industry, resulting mainly from the 7.2% increase in production in the private manufacturing sector.
     The industrial sector value added increased by 5.8% in 2007. Total industrial production increased by 7.0% and the private sector capacity utilization ratio was approximately 80.8%. In the same year, value added increased by 5.6% in the manufacturing industry.
     In 2008, the industrial sector value added increased by 0.3%. In the same year, value added decreased by 0.1% in the manufacturing industry. In 2008, the industrial sector accounted for 22.0% of GDP and 21% of total civilian employment.

     As the economy experienced the effects of the global financial crisis, total industrial production and manufacturing industry production in 2009 decreased by 9.9% and 11.3% respectively and industrial sector’s value added in GDP decreased by 6.9%. In parallel to these developments, the manufacturing industry capacity utilization rate decreased by 10.2% compared to 2008 and was realized at 65.0% on average in 2009. However, seasonal and calendar adjusted industrial production tended to increase from the beginning of April 2009 and the raw index numbers have continued their double digit growth rate. In 2009, the industrial sector accounted for 19.2% of total civilian employment.
     In 2010, the industrial sector’s value added increased by 12.9%, in line with the domestic economy’s strong recovery from the global financial crisis. Total industrial production and manufacturing industry production increased by 13.1% and 14.4%, respectively, in 2010.
     The following table presents industrial output for selected products for the periods indicated:
     Table No. 5

	Industrial Output (Millions of TL.)
	Years				% Change
	2006	2007	2008	2009	07/06	08/07	09/08
Hard Coal	571	554	677	707	-3.0	22.2	4.4
Lignite	3,831	5,532	6,050	5,991	44.4	9.4	-1.0
Natural Gas	286	313	450	340	9.4	43.8	-24.4
Iron Ores	269	424	530	492	57.6	25.0	-7.2
Lead, Zink, Tin Ores	88	93	121	21	5.7	30.1	-82.6
Other Non Iron Metal Ores	296	374	870	697	26.4	132.6	-19.9
Marble and Building Stones	516	486	583	619	-5.8	20.0	6.2
Limestone and Gypsum	378	420	446	392	11.1	6.2	-12.1
Granules and Pebble Stones	855	898	967	844	5.0	7.7	-12.7
Other Minerals	477	429	468	543	-10.1	9.1	16.0
Beef (Fresh or Cooled)	695	897	965	854	29.1	7.6	-11.5
Poultry (Fresh or Cooled)	1,834	2,769	2,760	3,660	51.0	-0.3	32.6
Cigarette	2,502	2,946	2,704	3,154	17.7	-8.2	16.6
Cotton Yarn	3,131	3,259	2,613	2,749	4.1	-19.8	5.2
Cotton Weaving Fabric	4,104	3,938	3,681	3,491	-4.0	-6.5	-5.2
Rough Aluminum	475	380	444	286	-20.0	16.8	-35.6
Tractor (37 kw < engine power < 59 kw)	709	559	268	—	-21.2	-52.1	—
Automobile (1500 cm3 < cylinder volume < 3000 cm3	9,284	10,437	10,775	9,626	12.4	3.2	-10.7
Tankers	455	274	1,651	1,382	-39.8	502.6	-16.3
Source: TURKSTAT
Note: All of industrial output is described as production values
ENERGY
Geographically, Turkey is in close proximity to 72% of the world’s energy resources. In 2008, Turkey imported 72% of its total energy requirements. In 2009, Turkey imported 77% of its total energy requirements and petroleum imports constituted 31.9% of total energy consumption. In addition, in 2009, Turkey imported 15.3 million metric tons oil equivalent of coal and 32.8 million metric tons oil equivalent of natural gas.

While Turkey was once dependent on Iraq for approximately 64% of its crude oil imports, such dependence has been increasingly limited. In 2010, approximately 12% of Turkey’s crude oil imports originated from Iraq.
The following table presents Turkey’s oil imports by sources for the years indicated:
Table No. 6
Oil Imports (million tons)

	2006	2007	2008	2009	2010
Iraq	0.5	0.9	1.7	1.7	2.0
Iran	8.5	8.9	7.9	3.2	7.3
Libya	4.3	0.3	—	0.1	—
Saudi Arabia	3.5	3.3	3.4	2.1	1.9
Russia	6.8	9.3	7.1	5.8	3.3
Syria	—	0.2	0.5	0.2	0.4
Azerbaijan	0.9	—	—
Georgia	—	—	—
Kazakhstan	—	0.1	—	0.5	1.8
Italy	0.3	0.4	—	0.2	0.1
Others	—	—	1.2	0.4	—

Total Crude Oil Imports	23.8	23.4	21.8	14.2	16.9
Petroleum Products Imports	11.8	13.0	13.6	13.6	13.9

Source: Ministry of Energy and Natural Resources (MENR)
Energy development and power generation have been priority areas for public investment. In particular, Turkey is developing hydroelectric sources and embarked on a power and irrigation project (known as “GAP”) in Southeastern Anatolia in the early 1980s. The project region covers an area of 27,340 square miles, which corresponds to 9.5% of the total area of Turkey. GAP is a combination of 13 major installations primarily for irrigation and hydroelectric power generation. The project includes the construction of 22 dams and 19 hydroelectric power plants on the Euphrates and the Tigris rivers and their tributaries. It is planned that upon completion of GAP, approximately 1.8 million hectares (4.5 million acres) of land will be irrigated, and its power generating capacity will be approximately 7,500 MW (megawatt). The total cost of GAP is expected to be $24.5 billion (excluding expropriation and overhead costs). The installed capacity of GAP hydropower plants in operation was 5,635 MW as of December 31, 2010 (75% of the total installed capacity of GAP). In addition, as of December 31, 2007, approximately 15% of the total irrigation was completed, 6% was under construction and 79% was at the planning and final design level.
Market Reform and Restructuring
Turkey has achieved significant progress in establishing competitive market structures in the energy sector by increasing overall economic efficiency and encouraging new entry and investments since 2001. The Energy Market Regulatory Authority (“EMRA”), established in 2001, regulates the electricity, natural gas, petroleum and LPG markets as per the provisions of the Market Laws. Independent market regulation and supervision, as provided by EMRA, is intended to ensure a sufficient supply of quality, low cost energy in a reliable manner.
Natural Gas
Natural gas has been used extensively for power generation in Turkey since the late 1980s. Turkey is utilizing natural gas to an increasing extent, both from its own reserves and from abroad, having established long-term purchase contracts with the Russian Federation, Algeria, Nigeria, Iran and Azerbaijan and also buys spot liquified natural gas (“LNG”) from the market during the winter season in order to maintain a supply-demand balance. Turkey has very limited domestic gas reserves and national gas production represents approximately 2% of the total domestic demand. Consequently, nearly 98% of natural gas demand is satisfied by import .The Petroleum Pipeline Corporation of Turkey (BOTAŞ) is Turkey’s main natural gas importer. At present, BOTAŞ has 8 long-term sale and purchase contracts with 6 different supply sources.

In 2010, primary natural gas supply amounted to 38 bcm (billion cubic meters) By the end of 2010, plants fired by natural gas represented 30% of the total installed capacity and in 2010, 46.2% of Turkey’s total power generation. Distribution is carried out by local distribution companies. As of the end of 2010, 67 cities are supplied with natural gas.
A Natural Gas Sales and Purchase Agreement for the delivery of 4 bcm Egyptian natural gas to Turkey by an offshore pipeline was initiated with Egypt in 2001. The Egyptian Government planned to supply natural gas to Turkey under “The Arab Natural Gas Pipeline Project”. Turkey also has an agreement for transporting 10 bcm of Iraqi natural gas to Turkey after the development of the gas fields in Iraq. Currently, the Project is being evaluated in order to supply natural gas to Europe via Turkey. Turkey also aims at transporting Syrian, Egyptian and Iraqi gas to Turkey and Europe through Turkey. Syria began receiving Egyptian gas in July 2008. The pipeline has already reached the Homs city of Syria and the network of Turkey and Syria will be linked when construction of the remaining 230 kilometers is completed. Turkey has signed two documents with Syria in August and December 2009 with a view to completing in the near future the pipeline connection between the two countries. The Arab Natural Gas Pipeline Project is also significant both for Turkey’s and EU’s supply security.
In 2010, Turkey imported 17.5 bcm of natural gas from the Russian Federation and 7.8 bcm of natural gas from Iran and 4.5 bcm of natural gas from Azerbaijan. Turkey also imported 3.9 bcm and 1.2 bcm of natural gas equivalent of LNG from Algeria and Nigeria, respectively.
Recent analyses suggest that natural gas demand will increase parallel to the growth expected in primary energy demand. Forecasts currently indicate that the demand for natural gas will reach 61 bcm in 2020.
Turkey’s domestic natural gas transmission system is approximately 11,441 km in length. The length of the national transmission network is planned to reach approximately 12.216 km by the end of 2011. By the end of 2009, the number of firms with a transmission license reached 60. Although the supply of gas has not started, transmission auctions in 9 of the provinces have been completed and 14 transmission auctions have not been held yet. The Natural Gas Market Law was enacted on May 2, 2001 to foster competition in the natural gas sector. Pursuant to the Law, the BOTAŞ monopoly structure will be gradually decreased; supply, transmission and distribution activities in the natural gas market will be organized; and current legislation and applications will be harmonized with EU regulations.
In the framework of the Natural Gas Market Law, four offers for the transfer of 4 bcm/year of natural gas were received and completed in 2009. BOTAS is planning to launch a tender in the last quarter of 2011.
Restructuring the Electricity Sector
Significant steps have been made towards a fundamental restructuring of the electricity sector. The Electricity Market Law came into effect in March 2001, with the objective of developing a transparent and competitive electricity market, achieving stability of supply, and ensuring high quality and inexpensive electricity. The most important aspect of the restructuring is the central role of competition in ordering the market. The law provides a framework for the establishment of institutions and provides the following structural regulations:
• Creates and maintains the independent Energy Market Regulatory Authority (“EMRA”), governed by the Energy Market Regulatory Board, which is responsible for regulatory functions such as licensing, supervising, tariff setting and market monitoring.
• Requires participants in defined market segments (generation, transmission, distribution, wholesale (trading) and retail) to be licensed by the EMRA. It also requires that separate accounts be maintained for each licensed activity and location, each with specific rights and obligations.
• Requires bilateral contracting between market participants, thus implying a residual balancing mechanism to operate the transmission system; with compulsory pool type wholesale markets excluded.
• Provides competition, since March 2003, for consumers directly connected to the transmission system or with annual consumption of more than 9 GWh (Gigawatt Hour). This eligibility threshold was re-determined in January 2007 as 3 GWh, in January 2008 as 1.2 GWh in January 2009 as 0.48 GWh, in January 2010 as 100.000 kWh, and in January 2011 as 30.000 kWh (75% market openness). The Electricity Market and Security of Supply Strategy paper provides that the threshold level will be decreased on a regular basis in order to increase market openness rate in electricity consumption. Accordingly, industrial users will become fully eligible by the end of 2011 while non-industrial users will become fully eligible by the end of 2015.

• Provides for non-discriminatory and regulated third party access to the electricity grid and distribution system.
Several models such as the Build-Operate-Transfer (the “BOT Model”), the Build-Own-Operate (the “BOO Model”) and, the Transfer of Operating Rights (the “TOOR Model”) were developed previously to provide effective means to attract foreign and domestic investment. There are 24 plants in operation based on the BOT Model with total capacity of 2,449 MW, whereas approximately 6,102 MW of capacity was built through the BOO Model. Two plants comprising a total of 650 MW of capacity are producing electricity based on the TOOR Model. However, the desired outcome was not obtained through application of these models and they were abolished pursuant to the provisions of the new Electricity Market Law, which envisages a competitive electricity market.
Auto-production is related to Law No. 3096 by Decree No. 85/9799 which allows the MENR to grant permission for industrial plants, residential complexes with more than 5000 dwellings, five star hotels, industrial zones, universities and municipal institutions to generate their own electricity. As of the end of 2010, approximately 150 auto-producer plants generated an annual power output corresponding to approximately 6.3% of Turkey’s total electricity generation and 264 Independent Power Producers (“IPP”) generated 40,110 MWh which constituted approximately 18.99% of Turkey’s total electricity generation in 2010.
Turkey consumed 210.4 billion kilowatt-hours (kWh) of electricity in 2010. Installed capacity has reached 49.5 GW (Gigawatt) in 2010, while demand decreased by 2.3% in the year 2009 and because of the economic crisis, the increase of electrical energy demand has been realized as 8.4% in 2010. Electricity demand is projected to increase annually by anywhere between 6.7% to 7.5% until 2020.
With the enactment of the Electricity Market Law, incentives for the development of renewable energy have been promoted. In this context, a separate law was enacted in May 2005 to promote renewable-based electricity generation within the market. The Law No. 5346 introduced feed-in tariffs and purchase obligations for distribution companies from certified renewable energy producers. However, the feed-in tariff system was only a transition scheme and market-based mechanisms are expected to be used eventually. Supporting mechanisms such as feed-in tariffs, purchase obligation, connection priorities, lower license fees and exemptions and various practical conveniences in project preparation and land acquisition are defined in the Law, in conformity with EU legislation and practice. These mechanisms have facilitated the development of power plants based on renewable energy sources particularly small hydros and wind plants. In this context, a crucial number of investors applied to EMRA to get licenses especially for the small hydro and wind plants.
     With the Bylaw on Competition for the Applications of the Wind Power Plant Projects (Official Gazette: September 22, 2010, No.27707), principles and procedures related to applications for project/projects to be connected to the grid, regarding the applications are determined. Within the context of this Bylaw, eligibility criteria is determined by the declared RES (Wind Power Electricity Generation Plant) contribution margin to be paid for each kWh of electricity to be generated.
     According to the “Amendment to Law on Utilization of Renewable Energy Resources for the Purpose of Generating Electrical Energy (No. 6094)” (Official Gazette: January 08, 2011, No. 27809), a new support structure is introduced with different feed-in prices for different renewable based electricity generation, namely: 7.3 cents per kWh for hydro and wind, 10.5 cents per kWh for geothermal and 13.3 US cents per kWh for solar and biomass (including waste gases). In addition, a certain support of between 0.4 to 3.5 cents per kWh is also given to plants for the utilization of domestically manufactured technical equipment. In this regard, the Ministry of Energy and Natural Resources (MENR) recently issued the “By-law on the Domestic Production of the Equipment Used in Facilities Producing Electrical Power with Renewable Energy Resources” published in the Official Gazette dated June 19, 2011 (No. 27969). Additionally, MENR also issued the “By-law on Electricity Generating Facilities Based on Solar Power” which identifies the standards, test and audit methods of equipment used in solar power plants in the Official Gazette dated June 19, 2011 (No. 27969). Moreover, the Energy Market Regulatory Authority (EMRA) issued the “By-law on Production of Electricity in Electricity Market without License” which identifies methods and principles to be applied for cogeneration facilities that produce electricity for its own needs and renewable energy based facilities with installed capacity below 500 kW and micro cogeneration facilities which are all exempted from license obligation. The Bylaw also defines methods and principles for unloading excess electricity into the system (Official Gazette dated July 21, 2011, (No. 28001). Similarly, EMRA issued the “By-law on Certification and Promotion of Renewable Energy Sources” which identifies methods and principles for the certification of renewable energy facilities and the establishment and operation of such facilities (Official Gazette dated July 21, 2011, No. 28001. The share of renewable energy sources in total electricity generation was realized as 26.4% in 2010 and total wind capacity reached 1.32 GW.
     On June 5, 2009 a $500 million loan and a $100 million loan (Clean Technology Fund) was offered by the World Bank in order to support investors to construct generation plants with renewable energy resources. The investors, who are going to construct power plants using hydro, wind, solar, geothermal and other renewable energy resources, can apply to use this loan through the Turkish Industrial Development Bank and Turkish Development Bank.
“The Law of Geothermal Resources and Spring Waters” which is Turkey’s other program under the International Action Program was enacted on June 13, 2007. This law aims to supply the investigation, exploration, development, production, and protection of geothermal resources in a sustainable and effective manner. Integrated use of geothermal, re-injection of geothermal after usage for the efficiency and protection of environment will be regulated.
The current structure resulting from efforts to increase private sector participation in the power sector is a critical issue at the current stage of the transition to a fully competitive market framework. The Turkish Electricity Distribution Company (TEDAS) was restructured in 2006 and divided into 21 distribution companies. Tenders for all distribution regions have been concluded, 12 were transferred to the private sector and transfer process is still continuing for the remaining 9 companies. Distribution companies are the monopoly suppliers to ineligible consumers. Distribution companies are obliged unbundle their generation and retail activities into separate companies by the beginning of 2013.
The electricity sector in Turkey was dominated by three state-owned companies, covering generation, trading and transmission activities: Turkish Electricity Transmission Corp. (“TEİAŞ”), Electricity Generation Corp. (“EÜAŞ”) and Turkish Electricity Trading and Contracting Corp. (“TETAŞ”). As of end of 2010, share of publicly held installed capacity fell below privately held installed capacity due to continuous and increasing private investments in the sector, Moreover, about 60% of electricity generation has been realized by the private sector. In 2008, the Privatization Authority had privatized 9 small power plants (ADUAS) with a total capacity of 140 MW for 510 million USD. 50 run-of river plants have already been tendered in 18 groups. 613 bids were received in 2010 and the total size of the privatization was US 440 million. Privatization of the bulk of the currently publicly held installed capacity in the power generation sector was initiated in 2011.
The largest generation company is EÜAŞ the state-owned company which held approximately half of all installed capacity in 2010. Independent power producers owned more than 25.7% of total capacity in 2010. Together with auto-producers, they accounted for 32% of the total capacity in 2010. BOO, BOT and TOOR power plants (with long term purchase agreements with TETAŞ) had 18.6% of capacity.
The government plans to privatize a significant share of state-owned generation assets. Studies regarding the privatization of generation companies are ongoing by the Privatization Agency (“PA”) in coordination with the Ministry on a plan to launch the privatization of a bulk of the state-owned power plants in 2011. Transmission ownership and market operation functions will remain under Government control through the Turkish Electricity Transmission Co. (“TEİAŞ”), as a result of the monopolistic nature of the transmission activity.
The Law on Construction and Operation of Nuclear Power Plants and the Sale of the Energy (Law No. 5710) was printed in the Official Gazette on November 21, 2007 and sets forth rules for the construction and operation of nuclear power plants and the sale of the energy generated. The main purpose of this Law is to support the investments in nuclear power plants in Turkey. The Law introduces a bid procedure for suppliers who want to enter into a energy purchase agreement with the stated owned wholesale company TETAŞ (Turkey Electricity Trading and Contracting Inc.) and obtain a generation license for a maximum period of 15 years. The purchased amount will be distributed to legal entities having wholesale and retail licenses with bilateral agreements. This incentive mechanism is considered as an important tool for potential investors to take part in nuclear power plant projects.

A Bylaw regarding the Principles, Procedures, and Incentives for the Contracts and the Contest which will be made within the context of the Law on the Construction and Operation of Nuclear Power Plants and the Sale of the Energy was printed in the Official Gazette on March 19, 2008. Immediately thereafter, the announcement concerning the Construction and Operation of Nuclear Power Plants and the Sale of the Electrical Energy to TETAŞ was published in the Official Gazette on March 24, 2008. According to the Law and Bylaw, TETAŞ held the tender on September 24, 2008 and there was only one bidder. TETAŞ subsequently cancelled the tender.
In order to introduce nuclear power into the generation portfolio, projects are being carried out at bilateral level. An agreement between the Government of the Russian Federation and the Republic of Turkey concerning cooperation in the area of construction and operation of the nuclear power plant on the Akkuyu Site in the Republic of Turkey was ratified and came into force on October 6, 2010 (OJ Number 27721). Regarding nuclear energy, negotiations regarding the Sinop Nuclear Power Plant Project at the Sinop site with South Korean KEPCO were suspended in November 2010.
Turkey acknowledges the need to reduce the energy dependency and to improve energy efficiency. The Energy Efficiency Law (Law No. 5627) has been enacted and published in the Official Gazette on May 2, 2007. In this context, several programs aimed at improved energy efficiency are ongoing, while legislative studies are underway with the objective of enhancing the efficient use of energy and energy resources so as to reduce the burden of energy costs on the economy.
According to the “2010-2014 Strategic Institutional Plan” of the MENR, reducing the energy use of the Turkish economy has been identified as one of its important objectives. The Plan sets to improve energy efficiency and reduce primary energy use by 20% by 2023, compared to use in 2008. Furthermore, in order to increase efficiency and to raise production capacity, rehabilitation and modernization of publicly held power plants by the use of new technologies is to be completed by the end of 2014 according to the Plan.
The Ministry of Public Works and Settlement issued a Bylaw on Energy Performance of Buildings (OG: December 5, 2008; No 27075) (effective as of December 5, 2009 and revised April 2010 ) which requires new buildings to meet minimum performance criteria and standards concerning architecture, heat insulation, heating and cooling systems and electrical wiring. According to this regulation an “Energy Performance Certificate” is required as of January 2011 which indicates energy expenses and CO2 emissions for new buildings and buildings to be sold or rented and ranks a building in different classes—A-D. A construction license will not be granted to new buildings having less than a “D” class certification. Furthermore, central heating is required for new buildings having an area of more than 2000 m2.
According to the Law No. 4703, “Preparation and Implementation of Technical Legislation on Products”, the Regulation on Eco Design Requirements for Energy Related Products was published in the Official Gazette No. 27722 on October 7, 2010 by a Decree of Council of Ministers. The implementing communiqués for different product groups shall be published and implemented by relevant public authorities (e.g communiqués for appliance, motor and lighting manufacturers will be published and implemented by the Ministry of Industry and Trade).
Electricity Market and Security of Supply Strategy Paper was approved by High Decision Council on May 18, 2009 for the purpose of development of a well-functioning market in electricity sector. The Strategy Paper draws a road map for essential elements for ensuring security of supply and enhancing competitiveness in the rapidly growing electricity market of Turkey. The strategy’s main focus is on security of supply, including a capacity mechanism and targets for utilizing domestic sources for power generation. The strategy also covers market design and includes a road-map for implementing a new wholesale market regime.
According to the Strategy Paper, the share of electricity produced from renewable sources in the total electricity generation mix is projected to be at least 30% by 2023. In this scope, remaining hydro and indigenous coal potential which could be exploited technically and economically will be utilized to generate electricity energy by 2023. Installed wind power capacity is estimated to reach 20,000 MW by 2023. Utilization of geothermal and solar resources will be extended significantly in electricity generation. Introduction of nuclear power to the generation mix is also envisaged by 2020.

The Strategy Paper states that new interconnection lines will be set up and capacity of existing interconnection lines will be upgraded so as to advance electricity import and export potential with neighboring countries.
Electricity Interconnections
Turkey already has the following existing interconnections with neighboring countries:
• Bulgaria: two interconnections, each 400 kV (kilovolt) (currently operated on a trial basis with ENTSO-E in the Continental European Synchronous Area (“CESA”))

• Azerbaijan (Nahcievan): one interconnection at 154 kV (currently operated)
• Iran: two interconnections, one at 400 kV (currently operated at 230 kV) and the other at 154 kV (currently operated)
• Georgia: one interconnection at 220 kV; a 400 kV Tie Line and DC Back to Back Station at Akhaltskhe SS is under consideration (currently operated)
• Armenia: one interconnection at 220 kV (which has never been operational because the 220/154 kV transformer in Kars (Turkey) has been removed)
• Syria: one interconnection at 400 kV (operated for power export until September 18, 2010 (the beginning of the trial with ENTSO-E CESA) and will be operational again after the ENTSO-E trial)
• Iraq: one interconnection at 400 kV (currently operated at 154 kV); cross-border point and route of second 400 kV line have been determined.
• Greece: one interconnection at 400 kV (currently operated on a trial basis with ENTSO-E CESA)
Although Turkey is connected to Bulgaria and Greece, connections with these countries are operated by a synchronous parallel mode on a trial basis with ENTSO-E CESA
“Agreement Concerning the Procedure Steps and Measures to Achieve the Interconnection of the Turkish Power System with the Continental Europe Synchronous Area of ENTSO-E” was signed between the Republic, the ENTSO-E members, ESO NEAD (Bulgaria), HTSO (Greece), TRANSPOWER (Germany) and AMPRION (Germany) transmission companies on December 18, 2009 with a ceremony held in Sofia, Bulgaria. Tests using an island mode of operation were performed in the first quarter of 2010, within the maximum and minimum load conditions under a three party Memorandum of Understanding signed between TEIAS, ESO EAD of Bulgaria and HTSO of Greece in March 2010 for specifying the actions to be taken during trial parallel operation period.
Following the monitoring by experts of the performance of the Turkish power system by the ENTSO-E according to certain criteria, the trial operations of the Turkish power system and ENTSO-E systems with synchronous parallel connection for a certain period of time commenced on September 18, 2010, as per the above mentioned Agreement and MoU.
The trial operation process is planned in three steps, namely, (1)“Stabilization period”, (2) the “non-commercial electricity trade period” and (3) the “commercial electric trade period together with capacity allocation”. After the successful completion of each of the steps, provided that the conditions stated in Article 6 of the Agreement of ENTSO-E are fulfilled and relevant decision are made by the Plenary Board of ENTSO-E, TEİAş membership in ENTSO-E will be possible. Turkey’s connection to ENTSO-E’s grid is currently at the stabilization period step.
In addition to technical problems, it is unlikely in the medium term that the Turkish power system will synchronize with any of its Eastern and Southeastern neighbors except Syria because the ENTSO-E has very strict rules for the extension of the interconnected network. The synchronization of the Turkish and Syrian power systems is within the scope of the Mediterranean Electric Ring (“MEDRING”) study, which was undertaken with the financial support of the EU between 2001-2003 and was designed to investigate the synchronization of all power systems in the vicinity of the Mediterranean. A MEDRING updated study was launched in 2010 with the financial support of EU Commission. Results of the study revealed that further detailed investigations and studies should be carried out. If the outcome of the MEDRING study is positive and with ENTSO-E approval, synchronization within the scope of the MEDRING Project might be possible in the future.
Because of the lack of synchronicity among the Turkish Power System and the Neighboring Countries Power Systems, according to the technical aspects of Import-Export Regulation, it is only possible to operate the Turkish electricity system together with the electricity systems of the other countries as follows:
Import:
•	Synchronized parallel operation, or

•	Directed unit mechanism is in compliance with the Grid Code and/or Distribution Regulation

•	A synchronized parallel (DC) operation

•	Isolated Region Operation
Export (in addition to the above conditions):
•	Isolated Region Operation

•	Synchronized parallel operation, or A synchronized parallel operation
According to the Electricity Market and Security of Supply Strategy Paper, electricity transmission connections with neighboring countries which are not ENTSO-E members will be realized essentially by using asynchronous parallel (DC) operation method. Until required asynchronous (DC) facilities for electricity transmission connection with the neighboring countries are established, electricity exchange could be realized by other connection methods.
Import/export figures are as follows:
• 684.6 million kWh of energy was imported at 70 MW peak power from Turkmenistan to Turkey via Iran through the 400 kV Iran (Khoy)-Baskale (Turkey) interconnection line in 2010 (the quantity in the Agreement is 600 million kWh/year). A total of 2212.2 million kWh of energy was imported from Turkmenistan to Turkey via Iran through the 400 kV Iran (Khoy)-Baskale (Turkey) Interconnection line between January 1, 2006 and December 31, 2010.
• 156 million kWh/year of energy was imported at 15-17 MW peak power from Turkey to Nahcievan through the 154 kV Igdir (Turkey)-Babek (Nahcievan) interconnection line in 2010 (this quantity is for the compensation of before exported energy). A total of 390.9 million kWh of energy was imported from Nahcievan to Turkey through the 154 kV Babek (Nahcievan)- Igdir (Turkey) interconnection line between January 1, 2006 and December 31, 2010 (this quantity is for the compensation of before exported energy). Also a total of 341 million kWh of energy was exported from Turkey to Nahcievan between January 1, 2006 and December 31, 2010.
• Approximately 1,288.1 million kWh/year of energy was exported at 250 MW peak power from Turkey to Iraq through the 400kV Turkey (PS3)-Iraq (Zakho) interconnection line which was energized at 154 kV in 2010 (the quantity in the Agreement is 1.4-1.5 billion kWh).
• 303.2 million kWh/year of energy was imported from Georgia to Turkey and 54.3 million kWh/year of energy is exported from Turkey to Georgia at 300 MW peak power via 220 kV Hopa (Turkey)-Batum (Georgia) interconnection line in 2010. A total of 890.7 million kWh of energy was imported from Georgia (Acara) to Turkey through the 220 kV Batum (Georgia)- Hopa (Turkey) interconnection line between January 1, 2006 and December 31, 2010. Also a total of 310 million kWh of energy was exported from Turkey to Georgia (Acara) between January 1, 2006 and December 31, 2010.

• Approximately 30 million kWh/year of energy was imported from Greece to Turkey and nearly 60 million kWh/year of energy was exported from Turkey to Greece through the 400 kV Babaeski (Turkey) Filippi (Greece) interconnection line which was energized at 154 kV in 2008. There was no exchange in 2009 and 2010. Approximately 30 million kWh of energy was imported from Greece to Turkey through the 400 kV Filippi (Greece)- Babaeski (Turkey) interconnection line between January 1, 2006 and December 31, 2010. Also a total of 88.7 million kWh of energy was exported from Turkey to Greece between January 1, 2006 and December 31, 2010.
• 629.1 million kWh/year of energy was exported from Turkey to Syria in 2010 and from the beginning of August 2009, via Birecik (Turkey)-Aleppo (Syria) interconnection line, 250 MW peak power (4.5-5 million kWh in daily) was imported from Turkey to Syria. (the annual quantity in the is 1.4 billion kWh) A total of 2148.8 million kWh of energy was exported from Turkey to Syria between January 1, 2006 and December 31, 2010.
In order to identify the rules and exceptions to govern the export and import of electricity through interconnections between the national grid and transmission grids of neighboring countries and to determine methods and principles of capacity allocation in international interconnections, the “By-law on Electricity Market Import and Export” was issued by the Energy Market Regulatory Authority and published in the Official Gazette dated June 1, 2011 (No. 27951).
Crude oil and natural gas pipelines and pipeline projects
As the energy bridge between the East and West, Turkey has already completed various regional and inter-regional interconnection projects and promotes some others to meet its own energy demand and to serve as an important actor in the transportation of hydrocarbons.
As an economically feasible and environmentally sound project for the transportation of crude oil produced mainly in the Azeri-Chirag-Guneshli offshore fields of Azerbaijan developed by AIOC, the Baku-Tbilisi-Ceyhan Crude Oil Pipeline is under the sponsorship of a group of petroleum companies (currently BTC Co., formerly known as MEP Participants) led by BP Exploration (Caspian Sea) Ltd. Other current shareholders are SOCAR, Chevron, Statoil BTC Caspian As, TPAO, ENI, Total, Itochu Oil Exploration (Azerbaijan) Inc., INPEX, ConocoPhillips, and Hess. The Intergovernmental Agreement among The Azerbaijan Republic, Georgia and the Republic of Turkey and the Host Government Agreements between the governments of Azerbaijan, Georgia, Turkey and the MEP Participants, constitute the legal framework for the project.
Since June 4, 2006, the BTC pipeline has been in commercial operation. As a result of tremendous efforts exerted to complete the pipeline, initial oil supplies reached Ceyhan Marine Terminal (CMT) on May 28, 2006 and the line was commercially commissioned as the first tanker on June 4, 2006. Moreover, the BTC has transported the Kazakh oil to world markets since October 2008, following the agreement between Azerbaijan and Kazakhstan, signed on June 17, 2010.
Provisional acceptance of the Project was given on July 28, 2006 and 800 million barrels of oil were transported by end of 2009. The BTC Pipeline, as the pioneer of the east-west hub to connect energy supplies in the Caspian region and Central Asia to Western markets, has a capacity of 50 million tons of crude oil per annum and is expected to remain operational for 40 years with possible extensions of two subsequent 10 year periods. In view of the successful operation of the pipeline, the current nominal 1.2 million barrel per day capacity, which was reached in the end of 2010, from June 4, 2006 to the end of 2010, 1387 tankers were loaded. A total of 286.2 million barrels of oil were transported in 2010.
The South Caucasus (SCP) or Baku-Tbilisi-Erzurum Natural Gas Pipeline (BTE) in parallel with the BTC Pipeline is the first pipeline carrying Caspian gas to Europe. BTE represents the opening of the fourth natural gas artery for continental Europe and beyond. This line is carrying gas produced in Azerbaijan via Georgia to Turkey. The construction works of the BTE were completed on November 26, 2006 and the line became operational on July 2, 2007. SCP started to transport Azerbaijan Shah Deniz project gas to Turkey on July 3, 2007, and cumulatively 17.2 billion m3 of gas was transported to Turkey as of December 31,2010. As of December 31, 2010, a total of 14.7 bcm gas was purchased via the BTE. In 2010, average shipment of 15 million cubic meters a day via the BTE has been realized.
The EU Commission has assessed the strategic potential of Turkey in transporting oil and gas to European markets. The framework of the EU program is anticipated to initiate activities for a gas pipeline between Turkey and Greece with the objective of establishing the South European Gas Ring which would allow for the resources of the Caspian basin, Russia, the Middle East, Southern Mediterranean countries and other international sources to flow through Turkey to European markets.
As the first step of the South European Gas Ring Project, the Interconnector Turkey-Greece (“ITG”) pipeline was inaugurated on November 18, 2007 with an official ceremony. Following the completion of the pipeline, the first gas delivery to Greece started in November 2007. The interconnection line between the two countries is expected to be extended to Europe through multiple routes.
The studies between BOTAŞ, the Italian firm EDISON and the Greek firm DEPA have been started in order to expand the Turkey-Greece Natural Gas Pipeline Project to Italy, by a pipeline passing through the Adriatic Sea. A total amount of 11,6 bcm a year is planned to be transported from Caspian sources to Greece and Italy via Turkey.
Feasibility studies regarding the connection to Italy were completed. The agreement was signed on December 31, 2006 by DEPA and EDISON for the investment in the Adriatic Sea. DEPA and EDISON established Poseidon Co., as a joint venture operation on June 13, 2008. The trilateral intergovernmental agreement (IGA) was signed for the Interconnector Turkey-Greece-Italy (ITGI) on July 26, 2007. The ITGI Project is forecasted to begin in 2016-2017. On October 19, 2009, a “Joint Declaration” oriented towards the ITGI Project was signed between Turkey and Italy. Both countries reiterated their political support to the project. In the context of the ITGI project, BOTAS, DEPA and EDISON signed an MoU on June 17, 2010.
A route, which is planned to pass through Bulgaria, Romania, Hungary and Austria (the “Nabucco Project”), will be another of Turkey’s transport routes to Europe. To this end, BOTAŞ of Turkey, OMV Gas of Austria, MOL of Hungary, Transgaz of Romania and Bulgargaz of Bulgaria (the “Nabucco Consortium”) signed the Cooperation Agreement in October 2002 in Vienna and technical and economical feasibility studies of the Nabbuco Project were completed at the end of 2004 with the financial support of EU TEN Funds.
In January 2008, the Nabucco Consortium appointed the British Penspen-Group as the owner’s engineer for coordinating the entire detailed technical planning for the pipeline project. RWE Midstream GmbH joined the project on February 5, 2008 as the sixth equal share partner. The project is expected to ultimately transport up to 31 bcm of natural gas from sources to the east of Turkey, especially the Caspian Region and the Middle East through the transit countries of Bulgaria, Romania and Hungary. The total length of pipeline is expected to be approximately 4,000 km. The construction phase is planned to start in 2013 and operation phase in 2017. The Intergovernmental Agreement of Nabucco Project was signed on July13, 2009 in Ankara and effective as of August 1, 2010. On October 20, 2009, Hungary’s parliament ratified the Nabucco natural gas pipeline project. Bulgaria’s parliament followed Hungary by ratifying the agreement on February 3, 2010. On March 4, 2010, Turkey’s parliament ratified an accord to build the Nabucco gas pipeline. The Project Support Agreement (PSA) negotiations finalized and as of June 18, 2010 all National Nabucco Companies in each transit country were established.
Upon the realization of the Turkey-Greece-Italy and Nabucco natural gas pipeline projects, Turkey will become the fourth artery in EU gas supplies.
A MoU dated August 20, 2009 was signed between Turkey and Syria to form a Joint Working Group for interconnecting their natural gas grids. It refers to selling gas to Syria from Turkey, transiting gas to Syria via Turkey, transiting gas to other Arab Countries via Syria, transiting Egyptian gas to Turkey via Syria and delivering future Syrian gas to Turkey.
After the ratification procedure of the MoU dated December 23, 2009, construction bidding will be held for Turkish territory (Kilis-Türkoğlu route approximately 70 km.). It is envisaged that the bidding and construction process will be completed by the year 2012.
In addition to the current oil pipeline, in order to transport oil extracted from the Black Sea, Caucasus and Caspian region to the Mediterranean a new oil pipeline, named Samsun-Ceyhan is planned for construction. Moreover the Project aims to ease the traffic in the Turkish Straits which has been reached the maximum capacity for safe transportation.
The license of the Samsun-Ceyhan Oil Pipeline was granted to the Çalık Energy Cooperation. The license was approved by the Council of Ministers on April 10, 2006. Eni International B.V. became a partner to 50% of the pipeline on November 17, 2006. The pipeline has a 55 million ton/year capacity, (maximum 70 million ton/year) and its length is 660 km.

A Memorandum of Understanding regarding the Cooperation for safe transportation of oil from the Black Sea region based on the priority of Samsun Ceyhan Project was signed on May12, 2010 with the Ministry of Energy of Russian Federation. An Intergovernmental Agreement has been prepared for the realization of the Project and negotiations initiated.
In the Ceyhan Region where the pipeline ends, studies on the construction of a refinery, LNG and Petrochemical industry facilities under the framework of the pipeline are currently ongoing. With the publication of the Council of Ministers decree in the Official Gazette on October 17, 2007, Ceyhan was declared as the Specific Energy Region.
Russia and Turkey signed two protocols on August 6, 2009, one concerning gas and the other concerning petroleum issues. According to the protocols the parties agreed:
• to extend the Natural Gas Sales and Purchase Agreement dated February 14, 1986;
• that Turkey would provide the permits for maritime reconnaissance and environmental survey along the route of the South Stream Gas Pipeline for its construction within the exclusive economic zone of Turkey in Black Sea;
• to facilitate expanding the existing pipelines and constructing the new pipelines (including but not limited to Blue Stream 2) to transport Russian gas via Turkey to other destinations; and
• to work on allocation of throughput and transportation capacities ensuring the realization of the Samsun-Ceyhan Crude Oil Pipeline Project.

The following table presents Turkey’s energy supply (by resource) for the years indicated:

		Coal (2)		Oil		Hydro		Gas		Other		Electricity		Total
		(mtoe) (1)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)

Production	2006	13.09	13.14%	2.28	2.29%	3.89	3.90%	0.84	0.84%	6.48	6.50%			26.58	26.68%
	2007	14.8	13.75%	2.24	2.08%	3.22	2.99%	0.83	0.77%	6.37	5.92%			27.46	25.51%
	2008	16.67	15.66%	2.27	2.13%	2.86	2.69%	0.93	0.87%	6.52	6.13%			29.25	27.49%
	2009	17.40	16.39%	2.35	2.21%	3.09	2.91%	0.63	0.59%	6.86	6.46%			30.33	28.58%

Import	2006	15.04	15.09%	37.36	37.49%			27.97	28.07%			0.05	0.05%	80.42	80.71%
	2007	16.14	15.00%	38.23	35.52%			33.17	30.82%			0.07	0.07%	87.61	81.40%
	2008	14.59	13.71%	36.8	34.58%			34.01	31.96%			0.07	0.07%	85.47	80.31%
	2009	15.34	14.45%	33.89	31.93%			32.88	30.98%			0.07	0.07%	82.18	77.43%

Export (3)	2006			6.97	7.00%			0	0.00%			0.19	0.19%	7.16	7.19%
	2007			6.78	6.30%			0.03	0.03%			0.21	0.20%	7.02	6.52%
	2008			7.45	7.00%			0.04	0.04%			0.1	0.09%	7.59	7.13%
	2009			6.7	6.31%			0.06	0.06%			0.1	0.09%	6.86	6.46%

Net Stock	2006													-0.44	-0.44%
	2007													-0.41	-0.38%
	2008													-0.24	-0.23%
	2009													0.3	0.28%

Statistical Error	2006													0.25	0.00251
	2007													-0.02	-0.00019
	2008													0.08	0.00075
	2009													1.47	0.01385

Total Supply	2006	28	28.10%	32.55	32.67%	3.89	3.90%	28.87	28.97%	6.33	6.35%	-0.14	-0.14%	99.64
	2007	30.91	28.72%	33.31	30.95%	3.22	2.99%	33.95	31.54%	6.24	5.80%	-0.13	-0.12%	107.63
	2008	31.39	29.50%	31.91	29.98%	2.86	2.69%	33.81	31.77%	6.45	6.06%	-0.03	-0.03%	106.42
	2009	32.91	31.01%	30.57	28.80%	3.09	2.91%	32.78	30.88%	6.86	6.46%	-0.06	-0.06%	106.14

(1)	Million metric tons of oil equivalent. Calorific unit of energy is taken as 860 kcal/10 kWh

(2)	Includes coke and petrocoke

(3)	Includes marine bunkers. Source: MENR

AGRICULTURE
     While agriculture has historically been a very important sector in Turkey, the contribution of this sector to the country’s GDP has diminished in the past few years. Nevertheless, this sector is crucial to the Republic since the agricultural sector employs a significant portion of Turkey’s work force, supplies products to many other sectors and it is the domain of two important concepts; food security and safety.
     Structural reform has been at the center of all agricultural policy discussions since 1999. The main aims of the initial reform program were to phase out price support and credit subsidies, to withdraw the government from its direct involvement in the production and processing and marketing of crops, and to introduce a less distorting support system that is called direct income support (DIS), which is based on land rather than inputs or output.
     In 2000, the Government also started to implement Agricultural Reform and Implementation Project (ARIP), with the support of the World Bank, to mitigate potential short-term adverse impacts of subsidy removal, to facilitate the transition to efficient production patterns (a crop substitution scheme for tobacco and hazelnut), and to establish a National Farmer Registry (NFR) System which would also contribute to harmonization works for the Common Agricultural Policy of the EU.
     ARIP was extended in 2006 to include, direct income support and a new Rural Development Program and a wider set of investment support activities. A new Agricultural Law was also enacted in 2006 to implement the Government’s “Agricultural Strategy Paper 2006-10” adopted at the end of 2004, which is intended to bring Turkey’s agricultural policies more in line with those of the EU in addition to institutionalizing the then-newly started DIS payments.
     The share of the DIS Program that constitutes a major part of the support budget was progressively reduced and complemented by area based production linked supports. In 2009, ARIP ended and DIS payments have been replaced by other area based support schemes like fertilizer and diesel supports which are independent of real consumption.
     In recent years, support schemes that contribute to productivity have been given special importance. Premium payments especially for oil seeds, area-based supports, animal husbandry supports and rural development supports are among the major schemes in the support program. In 2009, those major support schemes have accounted for 42.3%, 26.2%, 19.1% and 5.2% of total support budget respectively. The distribution of premium payments, area-based supports, animal husbandry supports and rural development supports for the year 2010 are estimated to have constituted 30.9%, 37.6%, 21.3% and 2.6% of the total support budget, respectively.
     A new agricultural support strategy is being prepared with a view to align with the EU standards. This strategy will be prepared with a view that agricultural support payments will be differentiated on area and product base in order to increase competitiveness in the sector and provide stability in farm incomes. Irrigation development and land consolidation works were accelerated by the revitalization of Regional Development Plans through Action Plans such as Southeastern Anatolia Project (GAP). Upon completion of the GAP project, with a renewed action plan prepared in May 2008, a total of approximately 1.0 million hectares (2.5 million acres) of land are expected to be irrigated by the end of 2012.
     In 2009, agricultural value added increased by 3.6%, compared to a 4.3% increase in 2008 (in 1998 prices). Also, the growth rate of agricultural sector continued in 2010 by 1.6% in real prices. Agriculture accounted for approximately 10.1% of GDP in real prices and 24.6% of civilian employment in 2010. The share of agriculture decreased by 0.7 percentage points and accounted for approximately 9.4% of GDP in 2010. With its absorption of some amount of nonfarm unemployed in 2010, agricultural sector employment increased to 25.2% of civilian employment.
     Although agricultural production in Turkey is generally less efficient than elsewhere in Europe, Turkey is largely self-sufficient in foodstuffs. Turkey is a net exporter country in terms of agricultural raw and processed products trade in the world market. Moreover, there have been significant improvements in the quality and productivity of its crops in recent years. These crops, such as barley, wheat, maize and soya, have become more readily marketable.
     The following table presents Turkey’s agricultural output (by crop) for the years indicated:

Table No. 8

	Agricultural Output
	Annual					Percentage Change
	2006	2007	2008	2009	2010	2007/06	2008/07	2009/08	2010/09
	(in thousands of tons)					(percentage)
Cereal
Wheat	20,010	17,234	17,782	20,600	19,660	13.9	3.2	15.8	-4.6
Barley	9,551	7,306	5,923	7,300	7,240	23.5	-18.9	23.2	-0.8
Maize	3,811	3,535	4,274	4,250	4,310	7.2	20.9	-0.6	1.4
Pulses
Lentils	623	535	131	302	447	-7.7	-75.5	130.5	48.0
Chick Peas	552	505	518	563	531	-19.9	2.6	8.6	-5.7
Dry Beans	196	154	155	181	213	-8.4	0.6	17.2	17.7
Industrial Crops
Sugar Beet	14,452	12,414	15,488	17,275	17,942	-14.1	24.8	11.5	3.9
Cotton (raw)	2,550	2,275	1,820	1,725	2,150	-10.8	-20.0	-5.2	24.6
Tobacco	98	74	93	85	55	-18.5	35.1	-9.0	-35.3
Oil Seeds
Cotton	1,477	1,321	1,077	1,021	1,273	-10.5	-18.5	-5.2	24.7
Sunflower	1,118	854	992	1,057	1,320	-7.7	16.2	6.6	24.9
Groundnut	77	86	85	90	97	-23.6	-1.2	5.6	7.8
Tuber Crops
Potatoes	4,366	4,228	4,197	4,398	4,513	7.5	-3.2	4.8	2.6
Dry Onions	1,765	1,859	2,007	1,850	1,900	5.3	8.0	-7.8	2.7
Fruit Bearing Vegetables
Watermelons and Melons	5,570	5,457	5,752	5,489	5,295	-2.1	5.4	-4.6	-3.5
Tomatoes	9,854	9,945	10,985	10,746	10,052	0.9	10.5	-2.2	-6.5
Fruits and Nuts
Grapes and Figs	4,290	3,822	4,124	4,509	4,510	-5.6	7.9	9.3	0.0
Citrus Fruits	3,220	3,064	3,027	3,514	3,572	-2.1	-1.2	16.1	1.7
Hazelnuts	661	530	801	500	600	-19.8	51.1	-37.6	20.0
Apples	2,002	2,457	2,504	2,782	2,600	22.8	1.9	11.1	-6.5
Olives	1,766	1,075	1,464	1,291	1,415	-39.1	36.2	-11.9	9.6
Tea	1,121	1,145	1,100	1,103	1,306	2.2	-3.9	0.3	18.4
Value Added in Agriculture (at 1998 prices, billion TL)	9,701	9,047	9,434	9,769	9,928	-6.7	4.3	3.6	1.6

Source: TURKSTAT
     At the end of December 2005, a bird flu outbreak began in the eastern portion of Turkey and rapidly spread westward, affecting more than one-third of Turkey’s 81 provinces. The Government has taken necessary actions, including the culling of poultry kept at small farms and by villagers, in an attempt to contain the outbreak and prevent the spread of the bird flu virus from suspected areas. The culling has not been extended to commercial poultry farms since there have been no cases of bird flu among poultry at such farms. The Government has launched an educational campaign urging people to avoid contact with domestic or wild birds and established a Bird Flu Coordination Centre, co-headed by the Undersecretaries of the Ministry of Health and Ministry of Agriculture, as part of Turkey’s efforts to deal with the outbreak. Turkey expects that these efforts will help reduce the number of human cases of bird flu in the future.
SERVICES

     The services sector, which accounted for approximately 72.4% of GDP in 2010 (compared to 72.6% of GDP in 2009) and 55% of total civilian employment in 2010, is composed of a wide range of activities including construction, wholesale and retail trade, tourism, transport and communications, as well as finance and commerce, health, education and social services. In 2010, value added in the services sector increased by 8.5%, compared to a 5.2% decrease in 2009. The increase in the services sector was attributable to the overall recovery of the Turkish economy and its impact on trade and construction sectors.
     Trade
     In 2010, wholesale and retail value added increased by 13.3% and accounted for 11.2% of GDP as a result of increases in domestic demand and output. The trade value added increased by 11.5% in 2010, which was 13.5% of GDP.
     Tourism
     Tourism has become a major growth sector in Turkey’s economy, has contributed significantly to foreign exchange earnings, and has generated demand for other activities including transportation and construction. Government policy has been to support and promote growth in the tourism sector in Turkey by expediting improvements in infrastructure and by facilitating private investment in this sector, including both foreign and domestic investment.
     In 2009, the total number of foreign visitors visiting Turkey increased by 2.8% to 27.1 million. Nevertheless, tourism revenues decreased by 3.2% to $21.3 billion. In 2010, although the number of foreign visitors increased by 5.7% to 28.6 million, tourism revenues decreased by 2.1% to $20.8 billion. These figures show that average spending by tourists in Turkey decreased in 2009 and 2010 mainly in part due to the adverse effects of the global financial crisis.
     The following table presents overall tourist arrivals, receipts and the percentage change in receipts for the years indicated:
Table No. 9

	Tourism
Year	Total Arrivals	Total Receipts	% Increase in Total Receipts
	(in thousands)	(in millions of US dollars)	(percentage)
2006	19,820	16,853	-7.2
2007	23,341	18,487	9.7
2008	26,337	21,951	18.7
2009	27,077	21,250	-3.2
2010	28,632	20,807	-2.1

Sources: CBT, Ministry of Culture and Tourism
Transport and Communications
     Modernization of transport and communications has been a priority of the public sector in the past decade, and since 1996 this sector has received, on average, approximately 35% of total public sector investment.
     Including private sector investments in transport, approximately 26% of gross fixed capital formation has been allocated to transportation and communication since 1996.
     Major projects have included the construction of motorways, the expansion of airports and air traffic control systems, railway improvement, and the continuing improvement of road standards to higher load/axle capacity in intensive traffic areas.
     Since its liberalization in 2004, the telecommunications sector has experienced rapid growth. As of 2010, the value of the telecommunications market reached approximately $16.8 billion. The telecommunications market grew (on average) approximately 8% annually in the 2007-2010 period. A total of 428 operators were authorized providers of telecommunication services as of October 2010.
     The Electronic Communications Law (Law No. 5809, published in Official Gazette on November 11, 2008), which was prepared in line with EU legislation, came into effect in 2008. It introduced a general authorization regime that considerably simplified market entry for providers. Several additional regulations have been put into effect since the enactment of Law No. 5809.
     In the context of the EU accession process of Turkey, the “Information Society and Media” chapter of the EU acquis (Chapter 10) was opened for negotiation in December 2008. Negotiation is still open as of the date of this Annual Report.
     3G mobile broadband services were introduced in August 2009 in Turkey. In 2010, 3 telecommunication operators provided these services.
     The usage of fixed and mobile broadband services is steadily increasing in Turkey while fixed telephone usage has been declining since 2006. Mobile telephone (GSM + 3G) penetration was around 85% as of 2010 and fixed line telephone penetration declined to 22.2%. The penetration of broadband services in Turkey increased drastically in the last few years. Broadband penetration was around 12% as of 2010, 17% of which comes from mobile broadband subscriptions.
     Total output in transportation and communication increased by 6.8%, 7.1% and 1.5% in real terms and accounted for 13.7%, 13.9% and 14.2% of GDP (in 1998 prices) in 2006, 2007 and 2008 respectively. In 2009, it decreased by 7.2% and accounted for 13.2% of GDP.
     Construction
     The importance of the construction sector is underscored by the role of housing, particularly by the activities of the Mass Housing Administration, the development of industrial facilities and commercial buildings, and the implementation of public infrastructure improvements. Also, domestic and international contracting and engineering services are important to the value added and employment potential of Turkey. With its strong knowledge, experience and human resource capacity, the Turkish construction and contracting services sector is competitive in foreign markets.
     The construction sector achieved relatively high output growth rates between 2002 and 2007, with a peak growth rate of 18.5% in 2006. Starting from 2008, however, the sector was affected substantially from the global financial crisis, which resulted in a 8.1% contraction in the same year. The sectoral recession progressively continued and the sector shrunk by 16.1% in 2009. However, the sector began to recover from the sectoral recession in 2010 with a growth rate of 17.1%.
     The construction and contracting sector maintains a competitive position in some foreign markets, such as Saudi Arabia, Iraq and Russia. Its market share has increased from around $1 billion in 2000 to $24.7 billion in 2007. The total contracting amounts in 2008, 2009 and 2010 were $23.8 billion, $22.2 billion and $20 billion, respectively.
     EMPLOYMENT AND WAGES
     The total civilian labor force in Turkey was 25,641 thousand people in 2010. Turkey has a large reservoir of unskilled and semi-skilled workers. Turnover in the labor force has been high in certain industries, particularly in those that are labor-intensive. During the period from 2006 to the end of 2010, the total labor force increased at an average annual rate of approximately 2.49%.
     Total civilian employment was 22,594 thousand in 2010, of whom approximately 25.2% were employed in agriculture, 19.9% in industry and 54.9% in services. Moreover, in 2010, the labor force participation rate was at 48.8%, compared to 47.9% in 2009.
     In December 2010, there were 3,013,612 public sector workers at the end of 2010. Tthe rate of unemployment was 11.9% in 2010, compared to 14.0% in 2009.

     The following table sets forth information with respect to the labor force and employment in Turkey for the dates indicated:
Table No. 10
Employment (in thousands)

	2006	2007	2008	2009	2010
Civilian labor force	22,751	23,114	23,805	24,748	25,641
Civilian Employment	20,423	20,738	21,194	21,277	22,594
Agriculture	4,907	4,867	5,016	5,240	5,683
Industry	4,269	4,314	4,441	4,079	4,496
Services	11,247	11,557	11,737	11,958	12,415

Unemployed	2,328	2,376	2,611	3,471	3,046
Unemployment rate (%)	10.2	10.3	11.0	14.0	11.9

Source: TurkStat

(*)	From November 2006, the results of the household labor force survey have been disseminated according to the total population obtained from the ABPRS. The large differences between the previous periods results from this.
     The collective bargaining system in Turkey covers workers in the public and private sectors. The public sector includes employees who are defined under Union Law No. 2821 and work for state — owned enterprises.
     In 2006, labor costs in the public sector increased by 6.3% but decreased by 2.8% in real terms, compared to 2005. Labor costs in the private sector increased by 8.4% (0.8% in real terms) in 2006, compared to 2005. Labor costs (including salaries and benefits) for civil servants increased by 14.0% (4.2% in real terms) in 2006.
     In 2007, labor costs in the public sector increased by 14.0% (6% in real terms), compared to 2006. Labor costs in the private sector increased by 10.4% in nominal terms and by 3.8% in real terms in 2007 compared to 2006. Labor costs (including salaries and benefits) for civil servants increased by 12.5% (5.8% in real terms) in 2007.
     In 2008, labor costs in the public sector increased by 6% in nominal terms (-6% in real terms) compared to 2007. Labor costs (including salaries and benefits) for civil servants increased by 11.7% in nominal terms (-0.9% in real terms) in 2008 compared to 2007. However, in the private sector labor costs increased by 7.7% in nominal terms (-4.4% in real terms) compared to 2007.
     In 2009, labor costs in the public sector increased by 7.7% in nominal terms (-6.4% in real terms) compared to 2008. Labor costs in the private sector increased by 8.1% (6.8% in real terms) in 2009, compared to 2008. Labor costs (including salaries and benefits) for civil servants increased by 7.0% in nominal terms (-1.4.% in real terms) in 2009 compared to 2008.
     In 2010, labor costs in the public sector increased by 6.9% (-1.5% in real terms), compared to 2009. Labor costs (including salaries and benefits) for civil servants increased by 7% (-1.4 in real terms) in 2010 compared to 2009.
     The following table sets forth the real and nominal changes in costs of labor to public and private employers from the prior year for the public and private sectors and civil servants for the years indicated:

Table No. 11

	Changes in Labor Costs
	Public Sector		Private Sector(2)		Civil Servants
	Nominal	Real (1)	Nominal	Real (1)	Nominal	Real (1)
	(percentage change)
2006	6.3	-2.8	8.4	-0.8	14.0	4.2
2007	14.0	6.0	10.4	3.8	12.5	5.8
2008	6.0	-6.0	7.7	-4.4	11.7	-0.9
2009	7.7	6.4	8.1	6.8	13.4	12.0
2010	6.9	-1.5	—	—	7.0	-1.4

(1)	Deflated by the WPI. Labor costs presented in this table include costs of employment in addition to wages.

(2)	Figures represent a selective sample of wages covered by the collective bargaining agreements between TİSK, the confederation of employer unions, and trade unions.
Source: Ministry of Development, Turkish Confederation of Employer Associations, TURKSTAT, Ministry of Finance.
     On September 25, 2006, after negotiations between the Government and the public sector workers’ union regarding wage increases for public sector workers were completed, the wages of public sector workers were increased by 12.2% for the year 2007. The salaries of low-income civil servants were increased by 4% for each six-month period in 2007 and the salaries of the remaining civil servants were increased by 3% for each six-month period in 2007. The wages of public sector workers were increased by 3% for each six-month period in 2008. The wages of civil servants were increased by 4% on average in the first half of 2008. The wages of civil servants were increased by 8.4% on average effective from August 2008. The wages of civil servants were increased by 8.7% on average in 2009 (consisting of a 4% increase effective from January 1, 2009 and a further increase of 4.5% effective from July 1, 2009). Also, there was an increase of about 0.3% in the wages of civil servants (effective from January 1, 2008) as compensation for the difference between the actual inflation rate and the salary increase of 4% in the second half of 2007. After these increases, there was an increase at a rate of 10.5% for low-income civil servant wages, 7.6% for middle income civil servant wages and 4.1% for high income civil servant wages in 2008. The wages of public sector workers increased by 2.5% for the first half of 2010 and by another 2.5% for the second half of 2010. The salaries of civil servants were increased by 2.5% for the first six months of 2010 and by another 2.5% for the second half of 2010. Salaries for civil servants were increased by an additional 1.06% in order to compensate for the difference between the actual inflation rate and the targeted inflation rate in the first half of 2010. The implementation of prudent policies in public finance and the banking sector created the fiscal flexibility that enabled the increase in wages and salaries of civil servants in 2009 and 2010 in accordance with then-existing contractual obligations. The salaries of civil servants increased by 4.0% in the first six months of 2011 and it was announced that the salaries of civil servants would increase another 4.0% in the second half of 2011.
     The minimum wage for both private and public sector workers increased by 5.2% in the first six months of 2010 and by another 4.3% in the second half of 2010. The minimum wage for both private and public sector workers increased by 4.7% in the first six months of 2011.
     The Constitution recognizes the rights of employees and employers to form labor unions, employers’ associations and other organizations in order to safeguard and develop their economic and social rights and the interests of their members, consistent with the characteristics of Turkey as defined in the Constitution and in line with its democratic principles. A series of Constitutional amendments adopted in 1995 removed certain restrictions on activities of trade unions and associations, including restrictions on direct political activity, contributions from and to political parties and collective activity with other associations, foundations and professional organizations. In addition, the right of civil servants to establish trade unions was recognized.
     The Constitution also stipulates, however, that the right to strike and to engage in lockouts is not to be exercised in a manner contrary to the principle of good faith, to the detriment of society or in a manner damaging to national wealth. Employees have the right to strike if a dispute arises during the collective bargaining process. Law No. 2822, enacted in 1983 to regulate collective labor agreements, strikes and lockouts, defines a lawful strike as one with the objective of safeguarding and improving the economic and social conditions of employees. This law also expands the definition of unlawful union activity to include strikes for political purposes, general strikes, deliberate reduction of production and occupation of the workplace, while imposing strict regulations on employees’ conduct during a strike.

     As of July 31, 2010, 1,023,362 employees were members of a trade union, compared to 779,399 employees at the beginning of 2006. Moreover, the ratio of civil servants who are union members has reached to 63.75% as of July 31, 2011, compared to 57.89% as of July 31, 2010.
     INFLATION
     During four consecutive years of an implicit inflation targeting period (2002-2005), the end-year CPI inflation rate was under the (implicit) targeted figures. Major contributors to the decline in inflation have been consistency in the implementation of the tight monetary and fiscal policies, and the downward trend in inflation expectations due to the steps that were taken towards achieving price stability. The continuing trend of the appreciation of the New Turkish Lira (YTL) and the observed increase in productivity, as influenced by the structural reforms, has also contributed to the decline in inflation.
     During the first year of official inflation targeting (2006), the declining trend in annual inflation came to a halt. Annual CPI inflation increased to 9.7%, exceeding the target of 5% in 2006. The Producer Price Index (“PPI”) inflation reached 11.6% in 2006. The underlying inflation trend continued to decelerate until May 2006, when changes in global liquidity conditions and higher global risk aversion triggered capital outflows in many emerging markets including Turkey. As a result, during May and June of 2006, the YTL depreciated more than 20% against the USD. The depreciation of the YTL contributed to the increase in inflation through the exchange rate pass-through channel in the second quarter of 2006 along with the ongoing supply shocks such as unprocessed food and energy prices. Inflation expectations deteriorated starting in May 2006, which led the way to a monetary tightening by the Central Bank.
     In 2007 annual inflation became 8.4%, once again breaching the official target of 4%. The PPI dropped to 5.9% during the same period. The monetary tightening realized in 2006 had its effect on the main inflation indicators. Domestic demand slowed down, bringing down the inflation in services and durable goods. On the other hand, food and energy inflation increased considerably. The annual inflation in CPI excluding food, energy, tobacco and gold prices remained at 4.8%, significantly lower than the headline inflation. Inflation expectations followed their downward trend from August 2006 onwards.
     CPI and PPI inflation ended 2008 at 10.1% and 8.1%, respectively. Despite having decreased gradually in the fourth quarter, the contribution of food and energy to annual inflation remained solid throughout 2008. In addition, the exchange rate pass-through had a less striking impact on consumer prices in the short run than in previous years as a result of the marked economic slowdown and the decline in import prices. Services prices made a reduced contribution to annual inflation on lower costs and weaker domestic demand, while the contribution from prices of core goods barely changed.
     The downward trend in annual CPI inflation that started in the fourth quarter of 2008 continued into 2009. Despite having increased in the last quarter due to record high increase in unprocessed food prices, CPI ended 2009 at an historic rate of 6.5%. The increase in PPI was 5.9% during the same period. The sharp contraction in economic activity and the collapse of commodity prices due to the global financial crisis brought down inflation rates in all major categories of the CPI basket. Energy and processed food prices, which are particularly sensitive to commodity price developments, displayed sharp declines. Price changes in services were also at their lowest levels across all categories due to weak demand conditions and a favorable outlook in cost-based factors. The contribution of core goods to inflation eased as well.
     In 2010, CPI and PPI inflation were 6.4% and 8.9%, respectively with the CPI being close to the year-end inflation target of 6.5%. In the first quarter of 2010, increases in indirect tax rates on alcoholic beverages, tobacco and fuels, along with the base effect, resulted in a rise in inflation. However, in the second quarter of 2010, inflation began to decrease with the easing of food and commodity prices. Although domestic demand recovered in 2010, aggregate demand conditions did not create inflationary pressures. Hence, inflation in subcategories of the CPI followed a reasonable course, except for unprocessed food prices, which were volatile during 2010. Meanwhile, despite increasing in the first quarter of 2010, the annual rate of increase in core inflation indicators remained at considerable lower levels than headline inflation throughout the year.
Table No. 12
Uncertainty Band around Target and Inflation Realizations

	March 2010	June 2010	Sept. 2010	Dec. 2010
Uncertainty Band (upper limit)	8.5	8.5	8.5	8.5

	March 2010	June 2010	Sept. 2010	Dec. 2010
Uncertainty Band (lower limit)	4.5	4.5	4.5	4.5
Realization	9.6	8.4	9.2	6.4

Source: CBT
     The following table presents the percentage changes in producer and consumer prices for the years indicated:
Table No. 13

	Inflation
Year	Producer Price Index	Consumer Price Index
	(percentage change)
2006	11.6	9.7
2007	5.9	8.4
2008	8.1	10.1
2009	5.9	6.5
2010	8.9	6.4

Source: TURKSTAT
EDUCATION
     According to the Residence Based Population Registry System, the literacy rate among the 25-64 age group in 2010 was 94.66%. The rates for men and women were 98.36% and 90.95%, respectively. On the other hand, the literacy rate among the 25 – 64 age group is improving and the gap between women and men is closing. Over the years, increasing primary school attendance rates have been influential in reducing the illiteracy rate.
     According to the Ministry of Development, total student enrollment in the educational year 2010-2011 was 20.1 million, of whom 5.5% were in pre-primary school, 54.4% were in primary school, 23.5% were in secondary school and 16.5% were in university.
     ENVIRONMENT
     During the 1990s, Turkey experienced increasing environmental pressures as a result of rapid urbanization and rapid sectoral growth in energy, industry and transport. Among these environmental pressures, Turkey experienced industrial and municipal pollution, erosion, waste management inadequacies and water, air and noise pollution, particularly in urban areas, such as Istanbul, Ankara, Izmir, Kocaeli, Mersin and Adana.
     The Ministry of Environment and Forestry (renamed in 2011 as the “Ministry of Environment and Urbanization”), which is authorized to enforce environmental laws and regulations by imposing fines, order the closing of facilities that pollute beyond certain thresholds and, in some cases, impose civil and criminal sanctions, was formed in 2004. Turkey made significant advances in the latter half of the 1990s by reforming its environmental legislation to harmonize with the EU acquis, increasing environmental management capacity and increasing environmental investments. Provincial and local governments now exercise more power with regard to environmental issues. There are 81 provincial offices of the Ministry of Environment and Urbanization. In addition, the Supreme Environmental Board, which is composed of senior government officials, was established in 1996.
     Partnership arrangements and other agreements have been made with private sector groups, including the cement, automobile, textile, sugar, and leather industries, for early compliance with environmental legislation. Considerable progress has been achieved in the environmental performance of export-oriented industries, and projects have been launched for ensuring environmentally sound performance of small and medium-sized enterprises. Since 1994, the private sector has been given incentives to invest in environmental protection through the use of matching grants, covering up to 50% of the costs of environmental investments, and tax exemptions. In 2008, the Ministry of Environment and Urbanization initiated a study to identify and remove environmentally harmful incentives in cooperation with other related institutions.

     Turkey continues to cooperate with international environmental initiatives. Turkey is a party to most of the multilateral environmental agreements. Turkey is active in regional environmental initiatives such as the Mediterranean Technical Assistance Program, the Mediterranean Action Plan, the Black Sea Environment Program and Regional Agenda 21, which is a program for continuing development in Central Asian Republics and Balkan countries, pursuant to which these countries will operate under the same agenda regarding environmental issues.
     As a candidate country for the EU, various environmental initiatives have been initiated by Turkey. The Environment Chapter opened as part of Turkey’s EU accession negotiations on December 21, 2009 following the fulfillment of the opening benchmarks. The Accession Process requires Turkey to address certain current environmental concerns, including, among others, water quality, the control of dangerous chemical substances and waste management. In January 2001, the Commission approved procedures to permit Turkey and 12 other candidate nations to join the European Environmental Agency prior to becoming full members of the EU.
     Turkey has made significant advances towards developing its environmental legislation (for example, the Government has taken various initiatives to alleviate pollution, including projects to address water, soil, air and noise pollution) and the powers of provincial and local governments relating to environmental matters have been increased. However, problems remain with regard to implementation of environmental policies and as a result environmental issues persist.
     COMPETITION LAW
     The Law on the Protection of Competition (Law No. 4054, the “Competition Act”) is the basic legislation providing the framework for antitrust and merger control rules. The purpose of the Competition Act, which was adopted by the Grand National Assembly of Turkey on December 7, 1994, is to prevent agreements, decisions and practices preventing, distorting or restricting competition in markets for goods and services, and abuse by those undertakings dominant in the market, and to ensure the protection of competition by performing the necessary regulations and supervisions to this end.
     The Competition Act covers three main subjects of the competition law:
•	Agreements and concerted practices between undertakings, and decisions and practices of associations of undertakings which have as their object or effect or likely effect the prevention, distortion or restriction of competition directly or indirectly in a particular market for goods or services (i.e. those agreements involving price fixing, market sharing, etc.);

•	Abuse of dominant position; and

•	Mergers or acquisitions that create or strengthen a dominant position and significantly decrease competition.
     The Competition Act has been enforced by the Turkish Competition Authority (TCA) since it became operational in 1997, and the Competition Board is the decision-making body of the TCA.1 In addition to the Competition Act, the Competition Board has the authority to adopt secondary legislation designed to explain the implementation of the Competition Act, which is in line with the legislation of the European Union.
     The TCA has a public legal personality and is granted administrative and financial autonomy. The TCA is a related body of the Ministry of Industry and Trade, but is independent in fulfilling its duties.
     The Competition Board has the power to impose an administrative fine of up to 10% of the annual gross revenue on the undertakings or associations of undertakings or the members of such associations that violate the Competition Act. Moreover, an administrative fine of up to 5% of the fine imposed on the undertakings or associations of undertakings or members of such associations is imposed on their managers or employees who are determined to have a decisive influence on the violation. Undertakings or associations of undertakings or their managers and employees who actively cooperate with the TCA for purposes of revealing the violation of the Competition Act may not be fined or fines may be reduced due to such cooperation. The Competition Act also provides for turnover-based fines for certain procedural violations, such as failure to provide requested information; providing incomplete, false or misleading information; hindering or complicating on-the-spot inspections; executing mergers or acquisitions, which are subject to the authorization of the Competition Board, without such authorization; and failure to comply with the decisions of the Competition Board. Furthermore, the Competition Act empowers the Competition Board to impose structural remedies (i.e. divestiture of certain assets) and behavioral remedies (i.e. eliminate certain conduct such as refusal to deal or amending certain provisions in agreements involving resale of goods by dealers) in the event the Competition Act is violated. As a final matter, the TCA is empowered to submit its opinions regarding draft legislation to the relevant administrative and legislative bodies.

[1]	Further information is available through the website of the TCA at www.rekabet.gov.tr

     The following table presents a summary of the files concluded by the TCA between 2006-2010:
Table No. 14
Files Concluded

	Competition	Exemptions and	Mergers and
Year	Infringement	Negative Clearance	Acquisitions	Total
2006	108	33	186	327
2007	148	39	232	419
2008	132	57	255	444
2009	178	46	146	370
2010	252	96	276	624
Total	818	271	1095	2184

Source: TCA, Annual Report 2010
     In 2010, the following secondary legislation was adopted: Communiqué No. 2010/2 on Hearings held vis-à-vis the Competition Board and Communiqué No. 2010/3 on the Regulation of the Right of Access to File and Protection of Trade Secrets. Moreover, Communiqué No. 2010/4 Concerning the Mergers and Acquisitions Calling for the Authorization of the Competition Board was published in the Official Gazette in 2010 and effective as of January 1, 2011. Communiqué No. 2010/4 replaced the former Communiqué No. 1997/1.
     Communiqué No. 2010/2 identifies the procedures and principles regarding hearings vis-à-vis the Competition Board and Communiqué No. 2010/3 explains the procedure and principles for determining whether information and documents obtained during the enforcement of the Competition Act qualify as trade secrets and for protecting such information and documents that have been classified as trade secrets.
     Communiqué No. 2010/4 imposes new principles and procedures concerning mergers and acquisitions that are required to be authorized by the Competition Board and provides for a new notification system based on the turnovers of undertakings instead of the old system based on market share and turnover as set forth in the former Communiqué No. 1997/1.
     Turkish competition law is parallel to EU competition law and the implementation of competition policy in Turkey is one element of a much larger national initiative to advance beyond the Customs Union Agreement and achieve formal membership in the European Union. The Competition Act covers only antitrust and merger control rules. Regarding legislative alignment with the acquis communautaire in the field of competition rules and administrative capacity of the TCA, the 2010 Progress Report prepared by the European Commission reiterates that the level of alignment is high, administrative capacity and operational independence of the TCA are satisfactory and competition rules are enforced effectively by the TCA. Under Law No. 6015, published in the Official Gazette (No. 27738) dated October 23, 2010, the State Aid Monitoring and Supervision Board monitors and supervises state aids in line with the relevant acquis communautaire.
     The TCA actively follows the meetings of Organization for Economic Cooperation and Development (OECD), United Nations Conference on Trade and Development (UNCTAD) and International Competition Network (ICN) via written and oral presentations. In addition to those concluded with the competition agencies of Korea, Romania, Bulgaria, and Portugal, the TCA signed Memorandums of Understanding in 2010 with the Council of Competition of Bosnia and Herzegovina and the Authority for Fair Competition and Consumer Protection of Mongolia aiming to promote cooperation in the field of competition law and policy.
     INTELLECTUAL PROPERTY

     Turkish Copyright Law No. 5846 (enacted in 1951, as amended in 1995 by Law No. 4110) provides protection for scientific and literary works (including computer programs), musical works, artistic works (including textile and fashion designs), cinematographic works, and derivations. According to this Law, the author has the exclusive right to perform, authorize or present with respect to the works mentioned above, including the rights of adaptation, reproduction, distribution, performance presentation and broadcast. This law has a 70-year term of protection for these economic rights and also recognizes moral rights, which include an author’s right to claim authorship of the work and to object to any distortion, mutilation or other modification of their work that would be prejudicial to their honor or reputation.
     After the founding of the Republic, Turkey ratified a number of international agreements that were important in the patent and trademark field, including the Paris Convention in 1925 and the Madrid Agreement in 1930. Turkey became a Member State of the World Intellectual Organization (“WIPO”) in 1976. Turkey was also a member of the former International Patent Institute (“IIB”) which was integrated into the European Patent Office in 1978. Turkey participated in the preparatory work establishing a centralized European patent granting system, including the Luxembourg Inter-Governmental Conference in 1969 and the Munich Diplomatic Conference in 1973.
     Under Decree Law No. 544, which became effective in June 1995, a government authority with financial and administrative autonomy, named the Turkish Patent Institute (“TPI”), was established to adapt the modern industrial property system of the developed world. Decree Law No. 544 was amended with the “Law on Establishment and Functions of Turkish Patent Institute” (Law No. 5000) in November 2003. Furthermore, Law No. 5194 amended other Decree Laws which provided protection for patents, trademarks, industrial design and geographical indications came into force on June 22, 2004. Under this Law, the penalty provisions of Decree Laws 551, 554, 555, and 556 were updated and harmonized.
     The main task of the TPI is to perform registration pursuant to provisions of relevant acts of industrial property, which currently concerns patents and utility models, trademarks, industrial designs, topographies of layout-designs of integrated circuits and geographical indications. In addition, TPI performs the following: acts as a mediator in the performance of license transactions; acts as an expert before the courts; guides technological transfers and submits such information to the benefit of the public; cooperates with national/international institutions; and ensures the implementation of agreements in the field of industrial property rights. This attempt in modernization resulted in the enactment of various laws, decree laws, and regulations between 1994 and 2005.
     A founding member of the World Trade Organization, Turkey adopted its national industrial property legislation in 1995. Turkey’s intellectual property legislation was reviewed successfully by the TRIPS (Trade Related Aspects of Intellectual Property Rights, a part of the World Trade Agreement) Council in 2000.
     Turkey has also been a member of the European Patent Organization since 2000, which enables it to obtain patent protection in up to 38 European countries, including four extension states on the basis of a single application. Turkey has ratified the revised version of the EPC (EPC 2000), which came into force on December 13, 2007. The revision aims to provide for the adaptation and harmonization of EPC with the international laws, particularly TRIPS and Patent Law Treaty (PLT).
     In June 1995, Turkey enacted the Decree Law (No. 556) which brought Turkish trademark law into compliance with the requirements of three international agreements. This Decree fulfills obligations under amendments to the 1883 Paris Convention (the “Paris Convention”), which enables citizens of member states to obtain equal protection under the laws of the other member states. It also provides citizens of a member state with a six-month period after the first registration of a trademark to register in other member states, which are effective from the date of the first application. This Decree incorporates provisions of the law as they apply to trademarks so as to harmonize Turkish law in terms of protection, enforcement and customs procedures designed to prevent trade in counterfeit goods. Finally, it complies with the requirements of the European Community Customs Union Decision (the “Customs Union Decision”). In the area of trademark law, the Customs Union Decision requires adoption of the provisions of EC Directive 89/104, which harmonizes the laws of the member states relating to trademarks.
     Turkey also ratified the Madrid Protocol and entered it into force on January 1, 1999. The Madrid Protocol is one of the two treaties governing the system of international registration of marks to which 84 states are a party as of August 2011. It aims to render the Madrid System more flexible and more compatible with the domestic legislation of certain countries that had not been able to accede to the Agreement.

     The Trademark Law Treaty is currently in effect in 45 countries as of September 2006 and has been in effect in Turkey as of January 1, 2005. This treaty makes national and regional trademark registration systems more user-friendly. This is achieved through the simplification and harmonization of procedures and through removing pitfalls, thus making the procedure safe for the owners of marks and their representatives.
     The Turkish Patent Decree Law No. 551 provides a legal framework for the issuance and protection of patents and utility model certificates that complies with TRIPS and the Customs Union Decision. Turkey has also ratified the Strasbourg Agreement concerning international patent classification and the Patent Cooperation Treaty (“PCT”). The PCT makes it possible to seek patent protection for an invention simultaneously in each of a large number of countries by filing an international patent application.
     Turkey ratified the Locarno Agreement in November 30, 1998 establishing international classification and the Geneva Act of the Hague Agreement concerning international registration.
     The Law on the Protection of Topographies of Layout-Designs of Integrated Circuits (Law No. 5147) and its Implementing Regulation were entered into force in April 30, 2004 and December 30, 2004, respectively.
     A coordination council has been established in 2008. It aims, among other things, to coordinate the relevant governmental bodies in order to increase the effective enforcement and implementation of intellectual property rights (IPRs). The council is headed by Undersecretaries of the Ministry of Science, Industry and Technology and the Ministry of Tourism and Culture. The council is composed of both the relevant governmental bodies and the Turkish Union of Chambers and Commodity Exchanges, the highest body representing the private sector.
     In 2007, the EU identified the opening benchmark for “Chapter 7 (Intellectual Property Law)”. An action plan, in this context, was prepared and submitted to the EU on March 24, 2008 and the Negotiating Position Document for Chapter 7 was submitted to the EU for evaluation in April 2008. In line with the Action Plan and the 2008 National Program, a number of draft laws, including, but not limited to, Law on Protection of Designs, Trademarks Law, Law of Patent and Utility Model and Law on Geographical Indications were prepared to be harmonized with the acquis. Negotiations with the EU on closing the various benchmarks have been continuing.
     The TPI currently administers bilateral cooperation protocols with the IPR Offices of the following countries: Austria, Azerbaijan, Czech Republic, Denmark, France, Italy, Kyrgyzstan, Macedonia, Mongolia, Morocco, Russia, Uzbekistan, and Sweden, China, Tunisia, Syria, Albania and Moldova.
     The overall share of R&D (both public and private) expenditures in GDP increased from 0.58% in 2006 to 0.73% by the end of 2008 and to 0.85% by the end of 2009.
INTERNATIONAL AGREEMENTS RATIFIED BY TURKEY

				Recent
	Establishment	Number of	Turkey’s	Developments and
NAME	Date	Parties	Position	Participation

Convention Establishing World Intellectual Property Organization	1967	184	YES	May 12, 1976

Agreement Establishing World Trade Organization (WTO)	1995	153	YES	March 26, 1995

European Patent Convention (EPC)	1973	37	YES	November 1, 2000

IP PROTECTION

Paris Convention for the Protection of Industrial Property	1883	173	YES Since October 10, 1925 London Act.	Stockholm Act. Article (1-12) since 1995 Article (13-30) since 1976

Patent Law Treaty (PLT)	2000	25	Signed January 2, 2000	Not ratified

				Recent
	Establishment	Number of	Turkey’s	Developments and
NAME	Date	Parties	Position	Participation

Trademark Law Treaty (TLT)	1994	45	YES	January 1, 2005

Singapore Treaty on the Law of Trademarks	2006	19	Signed March 28, 2006	Not ratified

GLOBAL PROTECTION SYSTEM

Budapest Treaty on the International Recognition of the Deposit of Micro-Organisms for the Purposes of Patent Procedure	1977	72	YES	November 30, 1998

The Hague Agreement Concerning the International Deposit of Industrial Designs (Geneva Act.)	1999	57	YES	January 1, 2005

Protocol Relating to Madrid Agreement	1989	81	YES	January 1, 1999

Patent Cooperation Treaty (PCT)	1970	142	YES	January 1, 1996

CLASSIFICATION

Locarno Agreement Establishing an International Classification for Industrial Designs	1968	51	YES	November 30, 1998

Nice Agreement Concerning the International Classification of Goods and services for the Purposes of Registration of Marks	1957	83	YES	January 1, 1996

Strasbourg Agreement Concerning the International Patent Classification (IPC)	1971	61	YES	January 1, 1996

Vienna Agreement Concerning International Classification of the Figurative Elements of Marks	1973	28	YES	January 1, 1996
Statistics Regarding Industrial Property Rights Applications

	2006	2007	2008	2009	2010
Number of Patent Applications	5,252	6,247	7,137	7,241	8,343
Number of Utility Model Applications	2,445	3,015	2,986	2,882	3,033
Number of Trademarks Applications	66,757	71,351	75,278	72,110	85,466
Number of Industrial Designs Applications	6,027	6,546	6,578	6,340	6,972

	2006	2007	2008	2009	2010
Number of Patents granted	4,303	4,792	4,869	5,610	5,510
Number of Utility Models Issued	1,689	2,181	1,869	2,179	2,050
Number of Trademarks Registered	40,489	53,174	47,361	56,921	43,851
Number of Industrial Designs Registered	6,151	6,414	6,322	5,737	6,841

     SOCIAL SECURITY SYSTEM
The pay as you go social security system in Turkey has been run by the Social Security Institution (SSI) since 2006. SSI is responsible for conducting all operations of the active/passive insured and their dependents regarding retirement and health services.
Before 2006, there were three different social security institutions which provided service to the insured depending on their working status (worker, self employed, civil servant). Because of this fragmented system, the insured were unfairly receiving different levels of services and retirement parameters differed depending on the status of the insured. In addition, the budget deficits of these institutions were growing rapidly. Because of these reasons, studies on a fair and financially sustainable social security reform had begun in early 2000s.
The Turkish social security system has recorded an increasing deficit in recent years. Total budgetary transfers to the SSIs equaled approximately 5.00% of GDP in 2010. The total budgetary transfers to SSIs equaled 3.02% of GDP in 2006, 3.92% of GDP in 2007, 3.68% in 2008 and 5.52% in 2009. The principal factors contributing to the SSIs deficit increase are the increasing rate of health and pension expenditures, and new government subsidies.
The most important parameters of the social security system which have been amended by the Social Security and Universal Health Insurance Law (Law No. 5510) in 2008 are provided in the below table.

	Before the Reform	After the Reform (Law 5510)
Retirement Age (women/men)	58 / 60 (for new entries)	Gradual increase to 65 for both genders starting from 2035

Contribution Period
• Workers	7000 days	7200 days
• Others	9000 days	9000 days

Reference Period	Whole Working Life	Whole Working Life

Valorization of Contribution for SSK and BK	100% real GDP growth+ 100% CPI	100% CPI + 30% real GDP growth

Replacement Rate
• Civil servant	• 50% + 1% for each year
• Others	• 3.5% for the first 10 years; 2% for the next 15 years; 1.5% for the remaining years	2%

Increase in Pensions	Indexed to CPI	Indexed to CPI

Source: UT
     Besides reducing the differences between the services that the insured received, one of the most important aims of the reform was to balance the rapidly growing deficits of the social security system which are given in the following table.
Table No. 15
Revenues and Expenditures of Social Security Institutions

Million TL	2006	2007	2008	2009	2010

Revenues	53,831	56,875	67,257	78,073	95,273
Expenditures	71,867	81,915	93,159	106,775	121,997
Rev. — Exp.	-18,037	-25,041	-25,902	-28,703	-26,724

Million TL	2006	2007	2008	2009	2010

Budgetary Transfers (BT)	22,892	33,060	35,016	52,600	55,244
BT as % of GNP	3.02%	3.92%	3.68%	5.52%	5.00%

Source: SSI
The goals aimed by the reform in health services are;
•	Implementation of General Health Insurance which covers entire population

•	Implementation of family medicine in countrywide

•	Easier access to all health care services by the insured
     Law No. 4632 (Individual Pension Savings and Investment System) aims to (a) establish the regulation and supervision of the individual pension system which is complementary to the state social security system on the basis of voluntary participation and a fully funded defined contribution, with a view towards direct individual pension savings to investment, (b) improve the welfare level by providing a supplementary income during retirement and (c) contribute to economic development by creating long-term resources for the economy and thereby increasing employment. The pension companies started to sell their pension products as of October 27, 2003. As of the end of 2009, there were 13 companies, a total of 1,987,940 participants and a total of 2,203,886 active contracts in the system. As of the end of 2009, the total amount of funds in the system is TL 9,097 million (approximately $6.087 billion).
A reform in 1999 introduced compulsory unemployment insurance. The Turkish Employment Agency is responsible for all transactions and services related to unemployment insurance. Contribution rates for unemployment insurance are 2% for employer, 1% for employee and 1% for state of employee’s gross salary.
The first unemployment payments were made in March 2002. As of July 2011, the total asset value of the Unemployment Insurance Fund was TL 50.2 billion.
EXCHANGE RATES AND EXCHANGE POLICIES
     In 2006, the Central Bank continued to implement the floating exchange rate regime, initially established in 2003. Under this framework, exchange rates are determined by the demand and supply conditions in the foreign exchange market and the Central Bank does not target any level of exchange rates. However, the Central Bank retains the option of using discretionary intervention to prevent excessive exchange rate volatility. Besides, the Central Bank may conduct foreign exchange purchase auctions, the terms and conditions of which are announced in advance, to improve the international reserve position conditional on the strength of the balance of payments position and the reverse currency substitution.
     Until May 2006, the favorable economic environment in Turkey had been supported by positive inflation and growth outlook, the encouraging developments regarding the EU accession negotiation process, and the flow of international liquidity to emerging markets. All these served for higher capital inflows to Turkey and proper ground for foreign exchange buying auctions. However, starting from May 16, 2006, the Bank decided to suspend daily FX buying auctions for a certain period of time and on June 13, 2006 and June 23, 2006, the Central Bank decided to directly intervene in the market by selling foreign currency in order to prevent the excessive volatility observed in the foreign currency market due to global liquidity conditions. In these interventions, total amounts of $0.5 billion and $0.8 billion were sold, respectively. Moreover, as the demand for foreign exchange has increased and there was excess New Turkish Lira liquidity in the markets, the Central Bank announced that it would hold foreign exchange selling auctions to reduce the excessive volatilities in exchange rates if necessary. In this context, the Central Bank also sold $1 billion in two foreign exchange sale auctions held on June 26-27, 2006.
     Following the measures taken by the Central Bank against the volatility in financial markets in May and June 2006 and improved global liquidity conditions, the foreign exchange market became relatively stable. For this reason, the Central Bank decided to resume foreign exchange buying auctions as of November 10, 2006. Accordingly, the maximum daily amount to be purchased in the auctions was set at $45 million, with $15 million for auction amount and $30 million for optional selling amount (200% of the total amount sold).

     The Central Bank continued to implement the floating exchange rate regime in 2007 and 2008 in compliance with the principles mentioned above. In its announcement entitled “Monetary and Exchange Rate Policy in 2007”, the Central Bank announced the maximum daily FX amount to be purchased in the auctions for 2007 as $45 million, with $15 million for auction amount and $30 million for optional selling amount. It was also indicated that foreign exchange buying auctions would continue within the framework of the program announced unless extraordinary differences were observed in foreign exchange liquidity.
     During the January-July 2007 period, the Central Bank conducted foreign exchange purchasing auctions consistent with the principles stated earlier in its announcement. However, starting from the end of July, due to the ending of general elections and positive expectations on macroeconomic policies being in place, it was considered that the capital inflows to Turkey would remain strong and residents might not be as willing to increase their foreign exchange deposit accounts as they had been in the previous period and thus, the foreign exchange supply would gradually increase compared to the foreign exchange demand unless dramatic changes in the international liquidity conditions occur. Therefore, starting from July 25, 2007, the maximum daily amount to be purchased in the auctions was increased to $120 million, with $40 million of auction amount and $80 million of optional selling amount with the aim of accelerating the foreign exchange reserve build-up. However, in line with the developments in the emerging markets triggered by unfavorable developments in the housing and credit markets of developed countries, markets in Turkey became increasingly volatile. Against this background, the maximum daily amount to be purchased in auctions was reduced again to $45 million, with $15 million of auction amount and $30 million of optional selling amount, as of August 15, 2007. Finally, as the measures towards easing the problems experienced by central banks in the housing and credit markets triggered strong capital inflows to Turkey along with other developing countries via reducing the volatilities in these markets and generating a further increase in global risk appetite, the maximum daily amount to be purchased in daily auctions was increased to a maximum amount of $90 million, $30 million of which as auction amount and $60 million as optional selling amount to be held as of October 9, 2007. In this framework, a total of $9.9 billion in foreign currency was purchased through the regular auctions in 2007 and the Central Bank did not exercise any direct intervention in the markets in this year.
     FX purchase auctions continued at the beginning of 2008 with the maximum daily amount of $90 million as announced in its policy document titled “Monetary and Exchange Rate Policy for 2008” dated December 18, 2007. However, the Central Bank revised downward the maximum daily amount to be purchased in auctions to $45 million, with $15 million of auction amount and $30 million of optional selling amount, as of March 10, 2008, owing to the unfavorable developments in the housing and credit markets of the developed countries, which increased the exchange rate volatility in Turkish FX markets. Later, with the deepening of global financial problems, foreign exchange buying auctions were suspended as of October 16, 2008 in order to improve the foreign exchange liquidity conditions of the Turkish banks. Furthermore, the Central Bank started to inject foreign exchange liquidity into the market through foreign exchange selling auctions as of October 24, 2008, since unhealthy price formations were witnessed due to a decrease in the depth of the foreign exchange market, setting the daily selling amount at $50 million. However, the FX sales auctions were held on only two working days and the Central Bank suspended the selling auctions on October 30, 2008 as a result of favorable developments in the global markets.
     As a result, $7.5 billion (net) was purchased through sales-purchase auctions in 2008, while there was no direct intervention in the FX market. As of end 2008, the gross foreign exchange reserves of the Central Bank amounted to $71 billion.
     The Central Bank continued to implement the floating exchange rate regime in 2009 along with the inflation-targeting regime. In its policy document entitled “Monetary and Exchange Rate Policy for 2009”, the Central Bank indicated that having a strong foreign exchange reserve position was the general strategy of the Bank and in case of a recovery in liquidity conditions due to developments in international markets, the Bank may, with prior notice, resume foreign exchange buying auctions. The Central Bank further stated that foreign exchange selling auctions could be held, should exchange rate formation be deemed as unhealthy due to possibly insufficient market depth. Accordingly, to ensure efficient operation of the foreign exchange market through supporting liquidity, the Central Bank resumed foreign exchange selling auctions on March 10, 2009, with the daily sale amount set as $50 million. A total of $900 million was sold in the 18 auctions held through April 2, 2009, when concerns about the depth of the foreign exchange market eased due to favorable developments in global markets.
     As a result of positive expectations related to the global economy in early August 2009, global liquidity and risk appetite regained strength, causing an increase in capital inflows to Turkey and the foreign exchange market became relatively stable. Taking this opportunity to build up foreign exchange reserves, the Central Bank decided to resume foreign exchange buying auctions beginning August 4, 2009. The maximum daily amount to be purchased in auctions was set at $60 million, of which $30 million was optional. The total amount of foreign exchange purchased in 2009 auctions was $4.3 billion. The Central Bank did not exercise any direct intervention in the markets in 2009. As a result, gross foreign exchange reserves of the Central Bank stood at $70.7 billion as of December 31, 2009.
     The Central Bank continued to implement the floating exchange rate regime in 2010 along with the inflation-targeting regime. A strong foreign exchange reserve position is important for emerging economies like Turkey to curb the unfavorable effects of potential internal and external shocks to the economy and to boost confidence in the country. Therefore, in 2010, the Central Bank held foreign exchange buying auctions to build up reserves. The maximum daily amount to be purchased in auctions was set at $60 million, with $30 million being the auction amount and the remaining $30 million being the optional amount. Due to the growing capital inflows to Turkey, the Central Bank decided to increase the maximum daily amount to be purchased in auctions to $80 million, with $40 million being the auction amount and $40 million being the optional amount, effective from August 3, 2010. In order to benefit from capital inflows more effectively and to enhance resilience against volatile capital flows, the Central Bank decided to alter the method of foreign exchange buying auctions on October 4, 2010 in an attempt to strengthen foreign exchange reserves. According to this new method, in the event of improvement in liquidity conditions and strengthening capital inflows, the Central Bank could raise the maximum daily amount to be purchased through auctions in order to accelerate foreign exchange reserve accumulation. From October 4, 2010 to December 31, 2010, Central Bank purchased $5.8 billion. The total amount of foreign exchange purchased in 2010 with auctions was $14.9 billion. The Central Bank did not exercise any selling intervention or selling auction in 2010.
Table No. 16
Central Bank Direct Interventions and Auctions (in millions of USD)

	Interventions		Auctions
	Purchase	Sale	Purchase	Sale
2006	5,441	2,105	4,296	1,000
2007	—	—	9,906	—
2008	—	—	7,584	100
2009	—	—	4,316	900
2010	—	—	14,865	—
Source: CBT.
     The following table displays the average and the period-end rates of exchange of Turkish Lira per US Dollar, Deutsche Mark, Japanese Yen and against a currency basket:
Table No. 17
Exchange Rates (1)

		Turkish		Turkish
		Lira		Lira
Period	Turkish Lira	per	Turkish Lira	per
Average	per	Deutsche	per	Japanese	Turkish Lira per
Year	U.S. Dollar	Mark	Euro	Yen	Currency Basket
2006	1.43801	—	1.80868	1.23699	2.83070	(2)
2007	1.30779	—	1.78676	1.10935	2.68360	(2)
2008	1.29915	—	1.90492	1.26480	2.76594	(2)
2009	1.55453	—	2.16089	1.66189	3.21842	(2)
2010	1.50760	—	1.99895	1.71776	3.046792	(2)
Period End At December 31st
2006	1.41990	—	1.86760	1.19510	2.85795	(2)
2007	1.17030	—	1.71840	1.03470	2.49350	(2)
2008	1.5196	—	2.1511	1.6843	3.175947	(2)
2009	1.5130	—	2.1707	1.6410	3.18444	(2)
2010	1.5530	—	2.059	1.9059	3.13843	(2)

(1)	Central Bank foreign exchange selling rates.

(2)	The basket consisting of $1.00 and EUR0.77.
Source: CBT
     INTERNATIONAL LENDING
     On May 11, 2005, the IMF Executive Board approved a three year, SDR 6.66 billion (approximately $10 billion at the time) stand-by arrangement (the “2005-2008 Stand-By Arrangement”) to support Turkey’s economic and financial program through May 2008. An amount equivalent to SDR4 555.17 million (approximately $837.5 million at the time of the release) was made available immediately. The remaining balance was expected to be distributed in eleven equal tranches over the course of the 2005-2008 Stand-By Arrangement. In connection with the 2005-2008 Stand-By Arrangement, the IMF Executive Board also approved a one-year extension of Turkey’s obligation to repay to the IMF SDR 2.52 billion (approximately $3.8 billion as of May 11, 2005), which amount was to be payable by Turkey in 2006.
     On June 15, 2005, the head of the IMF mission visiting Turkey announced that an agreement had been reached in principle on a draft letter of intent and the policy actions needed to complete the first program review. Another IMF mission, which visited Turkey between September 8 and September 21, 2005, made progress on a range of key policy issues, including the macroeconomic framework for 2006; plans for implementation of the pending pension reform; measures to strengthen collection of social security contributions; steps to improve tax administration; options for reform of the tax regime; the preparations for launching formal inflation targeting in January 2006; and plans for strengthening the institutional framework for bank supervision. Another IMF mission visited Turkey between October 12, 2005 and October 25, 2005 to continue discussions with the Turkish authorities on progress in the implementation of the 2005-2008 Stand-By Arrangement. On October 25, 2005, it was announced that the IMF mission concluded discussions under the first two reviews of the 2005-2008 Stand-By Arrangement and that an agreement had been reached in principle on a draft letter of intent and on the actions needed to facilitate the IMF Executive Board consideration of the reviews. The first and second reviews were finalized by the IMF Executive Board on December 9, 2005 and thereafter an amount equivalent to SDR 1,110.34 million (approximately $1.58 billion as of December 9, 2005) was made available for release to Turkey.
     On May 8, 2006, an IMF mission started program review discussions under the 2005-2008 Stand-By Arrangement. On May 22, 2006, it was announced that the discussions under the third and fourth reviews of the 2005-2008 Stand-By Arrangement were completed and that an agreement had been reached on the draft letter of intent. The new Letter of Intent was signed and submitted to the IMF on July 7, 2006. On July 28, 2006, it was announced that the third and fourth reviews of the 2005-2008 Stand-By Arrangement were approved by the IMF Executive Board and an amount equivalent to SDR 1,249.2 million (approximately $1,849.0 million as of September 27, 2006) was made available for release to Turkey. On October 23, 2006, it was announced that the IMF mission had concluded its discussions related to the fifth review of the 2005-2008 Stand-By-Arrangement and an agreement on the draft Letter of Intent was reached. The new Letter of Intent was signed and sent to the IMF on November 27, 2006. The fifth review was approved by the IMF Executive Board on December 13, 2006 and thereafter an amount equivalent to SDR 749.5 million (approximately $1.13 billion, as of December 13, 2006) was made available for release to the Republic. On April 12, 2007, it was announced that discussions on the sixth review under Turkey’s 2005-2008 Stand-By Arrangement were concluded and an agreement on the draft Letter of Intent was reached. The sixth review was approved by the IMF Executive Board on May 18, 2007 and thereafter an amount equivalent to SDR 749.5 million (approximately $1.1 billion, as of May 15, 2007) was made available for release to The Republic. On December 21, 2007, it was announced that discussions on the seventh review under the Republic’s 2005-2008 Stand-By-Arrangement were concluded and an agreement on the draft Letter of Intent was reached. On May 9, 2008, the seventh review and disbursement of the remaining balance of SDR 2.25 billion (approximately $3.65 billion at the time of the release) was approved by the IMF Executive Board, which completed the 19th Stand-By-Arrangement. The Republic and the IMF have since been continuing their relationship on a regular membership basis because the Republic believes that a stand-by arrangement is not currently necessary.
     In October 2003, the Government and the World Bank agreed on a new Country Assistance Strategy (“CAS”) to define a strategic framework for the World Bank’s support to Turkey. The Board of Directors of the World Bank approved the new Country Assistance Strategy for the 2003-2006 period on November 6, 2003. The

[4]	The Special Drawing Right, or SDR, serves as the unit of account of the IMF. The value of the SDR in terms of U.S. dollars was SDR 1 = $1.583210 on September 25, 2009.

CAS initially envisaged a World Bank lending program in an amount up to $4.5 billion. On December 2, 2005, it was announced that the Republic and the World Bank agreed to a one-year extension of the CAS program, which increased the total size of World Bank lending to the Republic to $6.5 billion for the 2003-2007 period. In fiscal years 2004 to 2007 (the fiscal year for the World Bank begins July 1 and ends June 30), the World Bank committed $1.59 billion, $1.80 billion, $1.35 billion, and $1.36 billion, respectively, as program and project loans.
     On June 17, 2004, the Board of Directors of the World Bank approved the Third Programmatic Financial and Public Sector Adjustment Loan (PFPSAL-III) in the amount of $1 billion aiming to provide support to the Republic’s financial and public sector reform program while ensuring that social programs are adequately funded. The first tranche of this loan, amounting to $500 million, was disbursed on July 5, 2004 and the second tranche of the PFPSAL-III loan was released on June 22, 2006, after the preconditions for its release were satisfied. The preconditions included the enactment of the Agriculture Law (Law No. 5488); preparation of the strategic plan of Banking Regulation and Supervision Agency (BRSA) and the institutional development plan of the SDIF; selection of the financial advisor for the privatization of Halkbank; preparation of a plan for the privatization of Halkbank; and finalization of the Vakifbank privatization. On July 29, 2006, the Board of Directors of the World Bank approved the Programmatic Public Sector Development Policy Loan (“PPDPL”) in the amount of $500 million. This loan supported Turkey’s public sector reform efforts in the areas of social security and social assistance, public finance and expenditure management and public administration and governance. In 2007, the World Bank supported economic policies through the Competitiveness and Employment Development Policy Loan (“CEDPL”) of $500 million in the areas of investment climate, labor markets, credit and capital markets, and innovation, technology, quality standards and labor skills. The CEDPL was approved on June 28, 2007 by the Board of Directors of the World Bank and the total amount of the loan was released on July 20, 2007.
     The Undersecretariat of the Turkish Treasury together with the World Bank launched the Country Partnership Strategy (“CPS”) of Turkey on February 28, 2008. The CPS was designed to provide Turkey with financial and technical support over the 2008-2011 period and initially envisaged total financial support of $8.1 billion, consisting of both investment and program loans. The following discussion sets forth the loans approved under the CPS program during 2009-2010. On May 28, 2009, the Executive Board of the World Bank approved financing of $500 million from the International Bank for Reconstruction and Development for Turkey’s Private Sector Renewable Energy and Energy Efficiency Project along with a $100 million financing program from the Clean Technology Fund for the same project. On June 11, 2009, the Executive Board of the World Bank approved the Programmatic Electricity Sector Development Policy Loan-I with a total funding of € 548.4 million (approximately $800 million). On March 23, 2010, the Executive Board of the World Bank approved the Restoring Equitable Growth and Employment Programmatic Development Policy Loan (“REGE DPL”) with a total funding of € 931 million (approximately $1.3 billion). On June 15, 2010, the Executive Board of the World Bank approved the Second Programmatic Environmental Sustainability and Energy Sector Development Policy Loan (“ESES DPL II”) with a total funding of € 519,6 million (approximately $700 million) and a loan of $500 million to Türkiye Kalkınma Bankası A.Ş., T.C. Ziraat Bankası A.Ş. ve Türkiye Vakıflar Bankası T.A.O. for a “Second Access to Finance for Small and Medium Enterprises (SMEs) Project” with a guarantee provided by the Turkish Treasury. On June 29, 2010, a loan and a guarantee agreement in the amount of €178.2 million (approximately $240 million) was signed among World Bank, Iller Bankası and Undersecretariat of Treasury. On August 30, 2010, the Executive Board of the World Bank approved the Energy Community of South East Europe APL6 Project Loan with a total funding of €169.2 million (approximately $220 million).
     On May 17, 2010, the annual review of Turkey’s economy, referred to as an Article IV consultation, commenced with the visit of an IMF staff mission. The IMF periodically consults with each member state in order to ensure that each member state has in place a sound macroeconomic framework and corresponding policies to promote financial stability, economic growth and free exchange rates. On May 28, 2010, the IMF mission concluded its review and published its preliminary conclusions, and on July 30, 2010, the Executive Board of the IMF concluded the Article IV consultation and post-program monitoring with the Republic. The Executive Board of the IMF commended Turkey for far reaching reforms and prudent fiscal policy that limited exposure and paved the way for an effective response to the global financial crisis and contributed to a robust economic recovery. The Executive Board noted that the main challenge for the Republic is containing external imbalances that could undermine the economic recovery.
     On March 25, 2010, it was announced that the Republic and the Islamic Development Bank signed a memorandum of understanding on Member Country Partnership Strategy.

     The Republic signed a total of €1.6 billion and a total of €650 million worth of various financing agreements with the European Investment Bank in 2009 and 2010, respectively. On July 4, 2011, it was announced that the Republic and the European Investment Bank signed three loan agreements totaling €445 million (approximately $646.2 million).
     On September 16, 2010, the Republic and the Council of Europe Development Bank signed the “Finance Contract of İstanbul Earthquake Risk Mitigation and Emergency Preparedness Project” with a total amount of €250 million.
FOREIGN TRADE AND BALANCE OF PAYMENTS
     FOREIGN TRADE
     Turkey has increasingly diversified its export products and markets, with industrial products claiming an increasing share of total exports. From 2006 to 2008, total exports increased at an average annual rate of 21.6. The value of Turkey’s exports rose from approximately $85.5 billion in 2006 to approximately $132 billion in 2008. However in 2009, the increasing trend in exports was interrupted by global economic crisis as Turkey’s trade partners went into serious economic recession. Therefore, Turkish export performance was hit by reduced export demand from countries, especially in the EU and decreased by approximately 22.6% in 2009, compared to the previous year.
     In 2010, total exports were realized as $113.9 billion, a 11.5% increase when compared to 2009. In the meantime, because domestic demand also increased, import demand increased considerably by 31.7%. Since imports increased more than exports, the trade deficit and hence the current account deficit also increased and reached pre-crisis levels. While, the trade deficit (including shuttle trade) and the current account deficit were $53.0 billion and $41.9 billion in 2008 respectively, the trade deficit increased significantly to $56.4 billion and the current account deficit increased to $47 billion in 2010. The increase in imports stemmed partly from the increase in energy prices and partly from the expansion in economic activity.
     The composition of exports has shifted substantially from agricultural products to industrial products. Industrial exports accounted for 95% of total exports in 2008 while the share of agricultural products in total exports was 3%. In 2010 this outlook did not change significantly. In addition to traditional export goods such as textiles and clothing products, food products and beverages, rubber and plastic products, metal products, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture have been gaining greater importance. In 2010, while textiles and clothing products increased 12.5% to $21.5 billion, exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture increased by 8% to $59.7 billion.
     Turkey entered into the Customs Union with the EU in 1996. Within this context, customs duties for all industrial products imported from the EU were abolished and the Common Customs Tariff of the EU was adopted. In the case of processed agricultural products, the EU and Turkey have agreed upon the establishment of a system in which Turkey differentiates between the agricultural and industrial components of the duties applicable to these products. Accordingly, Turkey has abolished the duties applicable to the industrial component for products originating in EU and EFTA countries, while duties applicable to the agricultural products still apply. However, the EU has granted customs duty concessions for a number of Turkish products, and Turkey has extended to the EU the limited concessions that it allows to EFTA countries. Within the framework of this agreement, customs duties for ECSC products originating in the EU and EFTA countries were gradually decreased and were fully abolished in January 1999.
     In order to comply with the common commercial policy of the EU in the textile and clothing sector, Turkey has harmonized its legislation to the EU’s quota and surveillance measures for that sector. A decree on state aid has also been brought into force in line with EU state aid regulations, limiting the scope of state aid to research and development, environmental protection, market research, training activities, refunds on agricultural products and other aid compatible with Turkey’s obligations under multinational agreements.

     Turkey’s principal trading partners have traditionally been EU member countries. In 2010, EU member countries accounted for 46.0% of total exports and 38.9% of total imports. The largest total export market for Turkish products was Germany, which accounted for 10.1% of total exports in 2010 compared to 9.6% in 2009.
     To date, Turkey has made the most progress in aligning itself with the preferential agreements of the EC and has signed 15 numerous trade agreements that include Central and Eastern European Countries, EFTA countries and Israel and there are still several agreements to be concluded with other countries. As a part of this process, Turkey has also adopted the EU’s General System of Preferences (“GSP”) towards the least developed countries. Turkey’s adoption of the EU’s preferential agreements enables it to participate in the EU trade arrangements with Central and Eastern European and Mediterranean countries. Turkey was integrated in the Pan-European Cumulation of Origin effective as of January 1, 1999. The free trade agreements that have been executed and Turkey’s participation in the Pan-European Cumulation of Origin are expected to further diversify the composition and destination of Turkish exports.
     The following table presents Turkey’s total imports, exports and terms of trade for the years indicated:
Table No. 18
Terms of Trade-Foreign Trade, Value, Volume

	2006	2007	2008	2009	2010
in billions of U.S dollars
Exports f.o.b (1)	85.5	107.3	132.0	102.1	113.9
Imports c.i.f (2)	139.6	170.1	202.0	140.9	185.5
Consumption goods	16.1	18.7	21.5	19.3	24.7
Capital goods	23.3	27.1	28.0	21.5	28.8
Intermediate goods	99.6	123.6	151.7	99.5	131.4
Oil	10.7	11.8	15.6	6.4	9.6
Other	88.9	111.8	136.1	93.1	121.8
Total Exports	(percentage change from previous year)
Value	16.4	25.4	23.1	-22.6	11.5
Price	3.9	13.1	16.0	-16.6	4.9
Volume(3)	12.0	10.8	6.2	-7.3	6.3
Total Imports(2)
Value	19.5	21.8	18.8	-30.2	31.7
Price	8.8	9.8	20.6	-20.1	9.0
Volume(3)	9.9	11.0	-1.5	-12.7	20.8
Terms of Trade	-4.5	3.1	-3.8	4.3	-3.8
Source: TURKSTAT

(1)	Excluding transit trade and shuttle trade.

(2)	Excluding transit trade and non-monetary gold.

(3)	Volume changes are obtained by dividing value changes by price changes.
     The following table presents the composition of Turkey’s exports by sector of trade for the periods indicated:
Table No. 19
Exports (FOB)* by Sectors and Commodity

	Annual					Percentage Change
	2006	2007	2008	2009	2010	2007/06	2008/07	2009/08	2010/09
	(in millions of U.S. dollars unless otherwise indicated)
Agricultural and Forestry	3,481	3,725	3,937	4,347	4,935	7.0	5.7	10.4	13.5
Agriculture and farming of animals	3,467	3,709	3,924	4,337	4,919	7.0	5.8	10.5	13.4
Forestry and logging	14	16	13	11	15	13.4	-17.0	-18.2	44.5
Fishing	130.9	158.3	240.3	189.0	156.0	20.9	51.9	-21.4	-17.4
Fishing	130.9	158.3	240.3	189.0	156.0	20.9	51.9	-21.4	-17.4

	Annual					Percentage Change
	2006	2007	2008	2009	2010	2007/06	2008/07	2009/08	2010/09
	(in millions of U.S. dollars unless otherwise indicated)
Mining and Quarrying	1,146.3	1,660.9	2,155.2	1,682.7	2,687	44.9	29.8	-21.9	59.7
Mining of coal, lignite and peat	1.2	1.9	20.9	1.5	6.5	60.3	979.8	-92.9	339.2
Crude petroleum and natural gas	1.1	4.3	61.0	101.1	100.5	284.5	1301.8	65.9	-0.6
Mining of uranium and thorium ores
Metal ores	468.4	853.4	1026.5	689.2	1,280	82.2	20.3	-32.9	85.8
Other mining and quarrying	675.6	801.2	1046.8	891.1	1,300	18.6	30.7	-14.9	45.9
Manufacturing	80,246	101,082	125,188	95,449	105,467	26.0	23.8	-23.8	10.5
Food products and beverages	4,339	5,164	6,476	5,931	6,703	19.0	25.4	-8.4	13.0
Tobacco products	182	195	277	266	296	7.3	42.1	-3.8	11.0
Textiles	9,266	10,805	11,323	9,559	10,932	16.6	4.8	-15.6	14.4
Apparel	10,175	11,795	11,504	9,603	10,618	15.9	-2.5	-16.5	10.6
Luggage, saddlery and footwear	436	559	607	499	656	28.0	8.6	-17.8	31.7
Products of wood and cork	336	455	535	510	573	35.5	17.5	-4.7	12.3
Paper and paper products	601	836	1,052	982	1,194	39.0	25.9	-6.7	21.6
Printing and publishing	108	130	145	148	141	21.0	11.4	1.8	-4.3
Coke, petroleum products and nuclear fuel	3,402	4,922	7,325	3,650	4,153	44.7	48.8	-50.2	13.8
Chemicals and chemical products	3,481	4,057	4,995	4,300	5,706	16.5	23.1	-13.9	32.7
Rubber and plastic products	3,016	3,930	4,750	4,035	4,887	30.3	20.9	-15.0	21.1
Other non-metallic minerals	2,799	3,398	4,321	3,769	3,989	21.4	27.2	-12.8	5.8
Manufacture of basic metals	9,334	12,349	22,570	15,103	14,427	32.3	82.8	-33.1	-4.5
Manufacture of fabricated metal products (exc. machinery)	3,350	4,251	5,531	4,470	4,973	26.9	30.1	-19.2	11.2
Manufacture of machinery and equipment	6,006	8,032	9,763	8,070	9,059	33.7	21.6	-17.3	12.3
Office, accounting and computing machinery	89	130	135	100	134	46.1	4.2	-25.7	33.2
Electrical machinery and apparatus	2,822	4,106	4,975	4,099	4,864	45.5	21.2	-17.6	18.7
Communication and apparatus	3,088	2,766	2,277	1,919	1,951	-10.4	-17.7	-15.7	1.6
Medical, precision and optical instruments, watches	244	337	404	367	412	38.2	19.9	-9.1	12.2
Motor vehicles and trailers	12,677	17,016	19,362	12,863	14,857	34.2	13.8	-33.6	15.5
Other transport	2,140	2,747	3,360	2,418	1,659	28.4	22.3	-28.0	-31.4
Furniture	2,356	3,101	3,500	2,786	3,283	31.6	12.9	-20.4	17.8
Recycling
Electricity, Gas and Water Supply	123.6	168.8	73.3	139.7	181.4	36.6	-56.6	90.6	29.8
Electricity, gas and steam	123.6	168.8	73.3	139.7	181.4	36.6	-56.6	90.6	29.8
Wholesale and Retail Trade	405.4	473.9	430.5	330.5	451.7	16.9	-9.2	-23.2	36.6
Wholesale and retail trade	405.4	473.9	430.5	330.5	451.7	16.9	-9.2	-23.2	36.6
Other Business Activities	0.4	1.4	1.9	1.2	2.0	229.1	34.5	-33.7	63.2
Other business activities	0.4	1.4	1.9	1.2	2.0	229.1	34.5	-33.7	63.2
Social and Personal Activities	1.4	1.4	1.7	2.4	3.6	-2.4	23.5	45.7	48.2
Total	85,535	107,272	132,027	102,143	113,883	25.4	23.1	-22.6	11.5

*	Excluding shuttle and transit trade
Source: TURKSTAT
     Turkey has taken the lead in the establishment of the Black Sea Economic Cooperation Zone, which is intended to create a regional trade organization for the 11 countries surrounding the Black Sea. With the participation of Albania, Armenia, Azerbaijan, Bulgaria, Georgia, Greece, Moldova, Romania, Russian, Serbia, Ukraine and Turkey, the Black Sea Trade and Development Bank has been established to promote economic prosperity and promote regional projects in the area. Turkey has also embarked on efforts to develop new export markets in countries with which Turkey has not traditionally traded. See “Description of Turkey—International Organizations.”

     The following table presents Turkey’s exports by country for the periods indicated:
Table No. 20

	2006	2007	2008	2009	2010	2006	2007	2008	2009	2010
	(in thousands of US dollars, unless otherwise indicated)					(percent share)
Total	85,534,676	107,271,750	132,027,196	102,142,613	113,883,219	100.0	100.0	100.0	100.0	100.0
A- EU COUNTRIES (27)	47,934,746	60,398,502	63,390,419	47,013,415	52,685,304	56.0	56.3	48.0	46.0	46.3

B-FREE ZONES IN TURKEY	2,967,219	2,942,876	3,008,061	1,957,066	2,083,788	3.5	2.7	2.3	1.9	1.8

C-BORDER TRADE CENTERS	—	285	6,624	—	—	—	0.003	0.005	—	—

D-OTHER COUNTRIES	34,632,711	43,930,087	65,622,092	53,172,132	59,114,127	40.5	41.0	49.7	52.1	51.9
1-Other European Countries	7,961,672	10,842,681	15,678,083	11,317,994	11,373,372	9.3	10.1	11.9	11.1	10.0
2-North African Countries	3,096,665	4,029,683	5,850,262	7,415,776	7,025,168	3.6	3.8	4.4	7.3	6.2
3-Other African Countries	1,469,127	1,946,661	3,212,341	2,738,866	2,257,898	1.7	1.8	2.4	2.7	2.0
4-North American Countries	5,439,399	4,540,601	4,801,535	3,578,829	4,242,435	6.4	4.2	3.6	3.5	3.7
5-Central America and Caraips	548,451	548,835	828,687	621,826	597,975	0.6	0.5	0.6	0.6	0.5
6-South America Countries	340,598	513,719	901,401	677,599	1,237,356	0.4	0.5	0.7	0.7	1.1
7-Near And Middle Eastern	11,315,751	15,081,322	25,430,395	19,192,808	23,294,873	13.2	14.1	19.3	18.8	20.5
8-Other Asian Countries	3,941,556	5,227,250	7,074,123	6,705,544	8,580,833	4.6	4.9	5.4	6.6	7.5
9-Australia and New Zealand	327,020	342,812	435,326	361,640	402,591	0.4	0.3	0.3	0.4	0.4
10-Other Countries	192,474	856,524	1,409,938	561,251	101,627	0.2	0.8	1.1	0.5	0.1

Selected country groups
OECD Countries	54,480,970	65,674,811	70,471,811	55,832,408	61,491,606	63.7	61.2	53.4	54.7	54.0
EFTA Countries	1,189,267	1,327,977	3,261,728	4,335,560	2,416,381	1.4	1.2	2.5	4.2	2.1
Organization of Blacksea Economic Co-operation	11,583,697	16,784,102	20,867,277	12,272,591	14,456,173	13.5	15.6	15.8	12.0	12.7
Organization for Economic Co-operation	3,340,996	4,700,072	6,247,706	5,948,111	7,617,077	3.9	4.4	4.7	5.8	6.7
New Independent States	6,992,529	10,088,336	13,938,226	7,957,492	10,288,272	8.2	9.4	10.6	7.8	9.0
Turkish Republics	1,981,603	2,874,467	3,749,451	3,399,485	3,921,072	2.3	2.7	2.8	3.3	3.4
Organization of Islamic Conference	15,007,499	20,310,574	32,596,965	28,626,586	32,469,556	17.5	18.9	24.7	28.0	28.5

	2006	2007	2008	2009	2010	2006	2007	2008	2009	2010
Selected Countries (1)
-Germany	9,686	11,993	12,952	9,793	11,479	11.3	11.2	9.8	9.6	10.1
-United Kingdom	6,814	8,627	8,159	5,938	7,236	8.0	8.0	6.2	5.8	6.4
-Italy	6,752	7,480	7,819	5,889	6,505	7.9	7.0	5.9	5.8	5.7
-USA	5,061	4,171	4,300	3,241	3,763	5.9	3.9	3.3	3.2	3.3
-France	4,604	5,974	6,618	6,211	6,054	5.4	5.6	5.0	6.1	5.3
-Spain	3,720	4,580	4,047	2,818	3,536	4.3	4.3	3.1	2.8	3.1
-Russia	3,238	4,727	6,483	3,190	4,628	3.8	4.4	4.9	3.1	4.1
-Iraq	2,589	2,845	3,917	5,123	6,036	3.0	2.7	3.0	5.0	5.3
-Netherlands	2,539	3,019	3,144	2,127	2,461	3.0	2.8	2.4	2.1	2.2
-Romania	2,350	3,644	3,987	2,202	2,599	2.7	3.4	3.0	2.2	2.3
-U. A. E	1,986	3,241	7,975	2,897	3,333	2.3	3.0	6.0	2.8	2.9
-Greece	1,603	2,263	2,430	1,630	1,456	1.9	2.1	1.8	1.6	1.3
-Bulgaria	1,568	2,061	2,149	1,386	1,497	1.8	1.9	1.6	1.4	1.3
-Israel	1,529	1,658	1,935	1,522	2,080	1.8	1.5	1.5	1.5	1.8
-Belgium Luxembourg	1,381	1,736	2,122	1,815	1,986	1.6	1.6	1.6	1.8	1.7
-Ukrania	1,121	1,481	2,184	1,005	1,260	1.3	1.4	1.7	1.0	1.1
-Iran	1,067	1,441	2,030	2,025	3,044	1.2	1.3	1.5	2.0	2.7
-Poland	1,060	1,437	1,586	1,322	1,504	1.2	1.3	1.2	1.3	1.3
-Algeria	1,021	1,232	1,613	1,777	1,505	1.2	1.1	1.2	1.7	1.3
-Saudi Arabia	983	1,487	2,202	1,768	2,218	1.1	1.4	1.7	1.7	1.9

Total	85,535	107,272	132,027	102,143	113,883	70.9	70.0	66.4	62.4	65.1
Source: TURKSTAT

(1)	Countries are selected according to the highest total export values in the last three years.

     The value of imports increased from approximately $7.9 billion in 1980 to approximately $202 billion in 2008. In 2008, the EU accounted for 37.0% of Turkey’s total imports. However, with the global economic crisis the value of imports fell significantly to $140.9 billion in 2009 and the EU accounted for 40.2% of Turkey’s total imports. In 2010, the value of imports increased to $185.5 billion and the EU accounted for 38.9% of Turkey’s total imports.
     In 2010, of the main commodity groups, the share of intermediate goods in total imports was 70.8%, while the shares of capital goods and consumption goods in total imports were 15.5% and 13.3%, respectively. As a result of the Customs Union with the EU, all customs duties and charges and the quantitative restrictions on imports from EU and EFTA were abolished. Turkey applies the EU’s common customs tariff on imports of industrial goods from developing nations, except in limited circumstances where the products are automobiles, footwear, certain leather products and furniture.
     The following table presents the composition (by Broad Economic Classification) of Turkey’s imports (other than non-monetary gold) by sector of trade for the periods indicated:
Table No. 21

	Imports (CIF) by Sector and Commodity
	2006	2007	2008	2009	2010	2007/06	2008/07	2009/08	2010/09
		(in millions of US dollars,
		unless otherwise indicated)				(% change)
TOTAL	139,576	170,063	201,964	140,928	185,544	21.8	18.8	-30.2	31.7

CAPITAL GOODS	23,348	27,054	28,021	21,463	28,818	15.9	3.6	-23.4	34.3
Capital goods (Except transportations vehicles)	19,665	23,366	23,256	18,384	23,250	18.8	-0.5	-20.9	26.5
Transportation vehicles incidental to industry	3,682	3,688	4,765	3,078	5,569	0.2	29.2	-35.4	80.9

INTERMEDIATE GOODS	99,605	123,640	151,747	99,510	131,445	24.1	22.7	-34.4	32.1
Unprocessed materials incidental to industry	7,320	10,038	13,692	7,985	12,259	37.1	36.4	-41.7	53.5
Processed materials incidental to industry	46,511	58,891	65,680	43,492	58,733	26.6	11.5	-33.8	35.0
Unprocessed fuels and oils	19,772	22,830	32,259	17,773	1,176	15.5	41.3	-44.9	-93.4
Parts of investment goods	7,632	9,087	9,445	8,292	9,064	19.1	3.9	-12.2	9.3
Parts of transportation vehicles	8,685	10,455	11,264	7,841	10,581	20.4	7.7	-30.4	34.9
Unprocessed materials of food and beverages	779	1,685	3,154	2,074	2,794	116.4	87.2	-34.2	34.7
Processed materials of food and beverages	950	858	1,742	1,206	1,113	-9.7	102.9	-30.8	-7.7
Processed fuels and oils	7,955	9,796	14,511	10,848	12,223	23.1	48.1	-25.2	12.7

CONSUMPTION GOODS	16,116	18,694	21,489	19,290	24,735	16.0	15.0	-10.2	28.2
Automobiles	4,269	4,747	4,552	4,265	6,820	11.2	-4.1	-6.3	59.9
Resistant consumption goods	2,297	3,027	3,531	2,619	3,499	31.8	16.6	-25.8	33.6
Semi-resistant consumption goods	3,248	3,914	4,808	4,090	5,303	20.5	22.8	-14.9	29.7
Non-resistant consumption goods	3,737	4,359	5,301	4,949	5,531	16.6	21.6	-6.6	11.8
Unprocessed of food and beverages	316	403	753	596	676	27.7	86.8	-20.8	13.4
Processed of food and beverages	755	954	1,121	1,003	1,366	26.3	17.5	-10.6	36.2
Gasoline	1,084	1,172	1,306	1,191	1,343	8.2	11.5	-8.8	12.8

	Imports (CIF) by Sector and Commodity
	2006	2007	2008	2009	2010	2007/06	2008/07	2009/08	2010/09
		(in millions of US dollars,
		unless otherwise indicated)				(% change)
Transportation vehicles not incidental to industry	411	118	117	577	197	-71.4	-0.4	393.2	-65.9

OTHERS	508	675	707	666	546	32.9	4.7	-5.8	-18.0
Other goods not elsewhere specified	508	675	707	666	546	32.9	4.7	-5.8	-18.0

Source: Ministry of Development
     The following table presents imports (other than non-monetary gold) by country or region of origin for the periods indicated:

Table No. 22

	Imports (CIF) by Country
	2006	2007	2008	2009	2010	2006	2007	2008	2009	2010
	(in thousands of US dollars, unless otherwise indicated)						(percentage share)
Total	139,576,174	170,062,715	201,963,558	140,928,421	185,544,332	100.0	100.0	100.0	100.0	100.0

A-EU COUNTRIES (27)	59,400,922	68,611,562	74,802,363	56,587,647	72,243,512	42.6	40.3	37.0	40.2	38.9

B-FREE ZONES IN TURKEY	944,142	1,223,729	1,334,250	965,287	878,447	0.7	0.7	0.7	0.7	0.5

C-OTHER COUNTRIES	79,231,111	100,227,423	125,826,945	83,375,488	112,422,373	56.8	58.9	62.3	59.2	60.6
1-Other European Countries	25,695,361	34,253,510	44,196,490	25,886,494	30,312,449	18.4	20.1	21.9	18.4	16.3
2-North African Countries	4,878,401	3,616,397	5,267,239	3,541,963	4,305,729	3.5	2.1	2.6	2.5	2.3
3-Other African Countries	2,526,126	3,167,700	2,503,214	2,158,010	2,107,927	1.8	1.9	1.2	1.5	1.1
4-North American Countries	6,935,690	9,032,926	13,404,016	9,513,149	13,234,069	5.0	5.3	6.6	6.8	7.1
5-Central America and Caraips	334,966	448,291	560,444	475,745	622,763	0.2	0.3	0.3	0.3	0.3
6-South America Countries	2,130,616	2,671,179	3,259,762	2,286,192	2,942,329	1.5	1.6	1.6	1.6	1.6
7-Near And Middle Eastern	10,568,063	12,641,279	17,627,603	9,595,220	16,091,252	7.6	7.4	8.7	6.8	8.7
8-Other Asian Countries	25,657,979	33,658,278	38,087,261	29,138,197	41,421,873	18.4	19.8	18.9	20.7	22.3
9-Australia and New Zealand	398,688	671,742	876,169	647,843	493,033	0.3	0.4	0.4	0.5	0.3
10-Other Countries	105,221	66,122	44,747	132,675	890,948	0.1	0.0	0.0	0.1	0.5

Selected country groups
OECD Countries	77,812,573	91,856,829	102,901,946	75,143,524	99,378,587	55.7	54.0	51.0	53.3	53.6
EFTA Countries	4,522,434	5,774,587	6,217,519	2,780,569	4,002,407	3.2	3.4	3.1	2.0	2.2
Organization of Blacksea Economic Co-operation	27,021,455	34,808,872	45,632,225	28,299,103	33,592,312	19.4	20.5	22.6	20.1	18.1
Organization for Economic Co-operation	8,101,662	9,972,107	13,220,660	7,010,888	13,298,439	5.8	5.9	6.5	5.0	7.2
New Independent States	23,372,924	31,262,659	42,613,879	26,044,568	30,599,779	16.7	18.4	21.1	18.5	16.5
Turkish Republics	1,967,429	2,669,249	4,278,503	2,873,767	4,614,713	1.4	1.6	2.1	2.0	2.5
Organization of Islamic Conference	19,110,794	21,524,428	29,178,544	17,969,867	27,949,043	13.7	12.7	14.4	12.8	15.1

	2006	2007	2008	2009	2010	2006	2007	2008	2009	2010
Selected Countries (1)
-Russia	17,806	23,506	31,365	19,450	21,601	12.8	13.8	15.5	13.8	11.6
-Germany	14,768	17,547	18,687	14,097	17,549	10.6	10.3	9.3	10.0	9.5
-China	9,669	13,224	15,658	12,677	17,181	6.9	7.8	7.8	9.0	9.3
-Italy	8,663	9,967	11,011	7,673	10,204	6.2	5.9	5.5	5.4	5.5
-France	7,240	7,832	9,022	7,092	8,177	5.2	4.6	4.5	5.0	4.4
-USA	6,261	8,144	11,976	8,576	12,319	4.5	4.8	5.9	6.1	6.6
-Iran	5,627	6,614	8,200	3,406	7,645	4.0	3.9	4.1	2.4	4.1
-United Kingdom	5,138	5,471	5,324	3,473	4,681	3.7	3.2	2.6	2.5	2.5
-Switzerland	4,015	5,269	5,588	1,999	3,154	2.9	3.1	2.8	1.4	1.7
-Southern Korea	3,556	4,369	4,091	3,118	4,764	2.5	2.6	2.0	2.2	2.6
-Japan	3,217	3,703	4,027	2,782	3,298	2.3	2.2	2.0	2.0	1.8
-Ukraine	3,059	4,518	6,106	3,157	3,833	2.2	2.7	3.0	2.2	2.1
-Romania	2,669	3,113	3,548	2,258	3,449	1.9	1.8	1.8	1.6	1.9
-Belgium-Luxemburg	2,477	2,869	3,151	2,372	3,214	1.8	1.7	1.6	1.7	1.7
-Saudi Arabia	2,252	2,440	3,322	1,687	2,437	1.6	1.4	1.6	1.2	1.3
-Netherlands	2,160	2,655	3,056	2,543	3,156	1.5	1.6	1.5	1.8	1.7
-Algeria	1,865	2,108	3,262	2,028	2,276	1.3	1.2	1.6	1.4	1.2
-Taiwan	1,649	1,884	1,684	1,342	1,843	1.2	1.1	0.8	1.0	1.0
-India	1,579	2,300	2,458	1,903	3,410	1.1	1.4	1.2	1.4	1.8

T o t a l	139,576	170,063	201,963	140,928	185,544	74.3	75.0	75.0	72.1	72.3

(1)	The countries are chosen according to the total import values in the last three years.
Sources: TURKSTAT, Ministry of Development.
     As of December 31, 2010, Turkey’s gross international reserves were approximately $106.2 billion. As of December 31, 2010, gross foreign exchange reserves of the Central Bank were approximately $80.7 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately $20.2 billion. In 2010, net portfolio outflow from Turkey was $2.267 million, compared to a $5.046 million outflow in 2009.
     OTHER GOODS, SERVICES AND INCOME
     In addition to merchandise exports and imports, Turkey’s current account is composed of earnings from other goods, services and income. This item includes tourism revenues, interest earnings and other invisible revenues, such as earnings from shipment and transportation, investment income, contractors’ earnings and other official and private services (a residual category).
     In 2010, Turkey’s tourism revenues decreased by 2.1% to $20.8 billion. See “Economy—Services—Tourism.” In addition, earnings from income balance were $4.8 billion in 2010, compared to $5.2 billion in 2009.
     Turkey’s receipts from all services amounted to approximately $34.0 billion in 2010, which represented an increase of 1.9% from 2009. Current transfers amounted to $1.3 billion in 2010. On the other hand, the debit for all services and income account amounted to approximately $31.2 billion ($11.8 billion from income) in 2010, representing an increase of 3.7% (a decrease of 11.6% for income) from 2009.
BALANCE OF PAYMENTS
     The following table summarizes the balance of payments of Turkey for the periods indicated:
Table No. 23

in millions of US dollars	2006	2007	2008	2009	2010
CURRENT ACCOUNT	-32,249	-38,434	-41,959	-13,991	-47,739
Trade Balance	-41,056	-46,852	-53,021	-24,850	-56,445
Goods Exports	93,613	115,361	140,800	109,647	120,901
Goods Imports	-134,669	-162,213	-193,821	-134,497	-177,347
Services	13,555	13,283	17,311	16,749	14,699
Credit	25,549	28,930	35,071	33,466	34,096
Tourism receipts	16,853	18,487	21,951	21,250	20,807
Debit	-11,994	-15,647	-17,760	-16,717	-19,397
Income	-6,656	-7,108	-8,362	-8,189	-7,322
Credit	4,418	6,423	6,889	5,164	4,477
Interest Income	1,453	2,158	2,022	1,685	1,094
Debit	-11,074	-13,531	-15,251	-13,353	-11,799
Interest Expenditure	-6,322	-7,477	-8,677	-7,304	-5,431
Current Transfers	1,908	2,243	2,113	2,299	1,329
General Government	621	809	728	1,190	563
Other Sectors	1,287	1,434	1,385	1,109	766
Workers’ Remittances	1,111	1,209	1,431	934	829
CAPITAL ACCOUNT	0	-8	-60	-42	-56
FINANCIAL ACCOUNT	32,064	36,685	37,316	8,967	43,095
Direct Investment (net)	19,261	19,941	16,955	6,858	7,814
Portfolio Investment (net)	7,415	833	-5,014	227	16,126
Assets	-3,987	-1,947	-1,244	-2,711	-3,491

in millions of US dollars	2006	2007	2008	2009	2010
Liabilities	11,402	2,780	-3,770	2,938	19,617
Equity Securities	1,939	5,138	716	2,827	3,468
Debt Securities	9,463	-2,358	-4,486	111	16,149
General Government	9,463	-2,358	-4,486	111	14,797
In Turkey	6,129	-3,281	-5,073	-1,709	10,715
Abroad	3,334	923	587	1,820	4,082
Other Investment (net)	11,502	23,943	24,318	1,993	31,964
Assets	-13,479	-4,969	-12,058	10,985	7,049
Liabilities	24,981	28,912	36,376	-8,992	24,915
Loans	19,403	27,733	29,968	-13,903	8,353
Monetary Authority	0	0	0	0	0
General Government	-5,223	-3,901	3,443	922	1,405
Banks	5,814	5,609	3,267	-4,450	12,895
Other Sectors	18,812	26,025	23,258	-10,375	-5,767
Deposits	4,622	-3,323	4,399	4,063	13,788
in Monetary Authority	-1,268	-1,450	-1,791	-901	-553
in Banks	5,890	-1,873	6,190	4,964	14,341
Reserve Assets	-6,114	-8,032	1,057	-111	-12,809
NET ERRORS AND OMISSIONS	185	1,757	4,703	5,066	4,700

Source: CBT
CURRENT ACCOUNT
     The current account deficit reached $32.2 billion in 2006, mainly due to the widening trade deficit. The financial turmoil in international markets during May-June 2006 affected the Turkish economy considerably. The domestic demand slowed down significantly, which was reflected in the imports of consumption and investment goods especially by the second half of the year. Exports, on the other hand, regained pace in the second half of 2006 and its growth rates surpassed those of imports towards the end of 2006. Consequently, the current account-GDP ratio stabilized after reaching its record-high level of 6.1% annually in the third quarter. The tourism sector experienced a weak performance during 2006 mainly due to the fact that the World Cup was held in Germany (which is Turkey’s biggest tourist supplier), the avian flu epidemic, harsh winter conditions and political tensions in Turkey’s neighboring countries.
     The current account deficit resurged, particularly since the third quarter of 2007 due to the acceleration of imports arising from the appreciation of the YTL as well as the modest recovery in domestic demand and the ease of uncertainties over the general elections. The surge in international energy prices also added to this development. The ongoing strong export growth and the rebound in tourism revenues could not offset the expansion of the current account deficit, and real imports grew faster than real exports in annual terms starting from June 2007. The current account yielded a deficit of $38.4 billion (or 5.9% of GDP).
     The impact of the global recession on domestic and external demand became more pronounced in the last quarter of 2008. Exports and imports, which increased at high rates in the first nine months of 2008, dropped sharply in the last quarter of the year both in nominal and real terms. Services revenues increased by 21.2% led by tourism revenues of $22 billion in 2008. On the other hand, in the same period income deficit widened as a result of the increase in interest expenditures of the private sector. Therefore, the current account deficit, which went up to $49.2 billion in August 2008 in annualized terms, pointed to a sharp decline in the last quarter of the year, dropping to $42 billion (5.7% of GDP) by the year-end 2008.
     The ongoing slowdown in domestic and external demand due to the global recession caused both exports and imports to plunge and the foreign trade deficit to contract in 2009. Exports and imports fell in real and nominal terms. The significant decrease in international energy and commodity prices contributed to the nominal decrease in both exports and imports. In 2009, services revenues decreased by 4.6% with decreasing net tourism revenues. Therefore, the current account deficit went down to $14 billion as of the end of 2009 (2.3% of GDP).
     Although external demand remained weak amid Europe’s sovereign debt problems, domestic demand grew at a relatively steady pace, leading to a large increase in the foreign trade deficit during 2010. After declining year-on-year due to the global recession and falling commodity prices in 2009, foreign trade prices increased in

2010. Specifically, due to the sharp rise in commodity prices during the second half of 2010, prices of imports increased at a faster pace than prices of exports, leading to a significant deterioration in the terms of trade. Net services revenues dropped by 12.2% year-on-year in 2010 due to the widening foreign trade deficit and the rapid increase in service expenditures, causing the current account deficit to expand. Despite the increased number of tourists in 2010 as compared to 2009, the fall in average expenditures brought tourism revenues down by 2.1% in 2010. Furthermore, transportation costs continued to rise due to rising imports. Thus, the current account deficit increased to $47.7 billion in 2010 (6.5% of GDP) from $14 billion in 2009. According to the Republic’s medium term program for the 2010-2012 period, the current account deficit was projected to be $39.5 billion in 2010.
FOREIGN DIRECT INVESTMENTS
Pro-business foreign direct investment policies were introduced as part of the liberalization of the Turkish economy. The foreign direct investment legislation, which has been in force since June 17, 2003, provides a secure environment for foreign investors by providing support through several bilateral and multilateral agreements and organizations — ensuring national treatment, such as granting foreign entrepreneurs the same rights and obligations as local entrepreneurs and guaranteeing the transfer of profits, fees and royalties and the repatriation of capital.
     The main principles of the Foreign Direct Investment Regime are:
•	No Pre-entry Screening Requirement

•	No Minimum Capital Requirement

•	National Treatment

•	Guarantee to Transfer of Proceeds

•	Key Expatriate Personnel Employment

•	Protection Against Expropriation

•	International Dispute Settlement
Turkey has been a party to several international organizations and bilateral and multilateral agreements, which provide a more secure investment environment for foreign investors, such as:
•	Turkey is a member of Organization for Economic Co-operation and Development (OECD), World Trade Organization (WTO), International Monetary Fund (IMF), World Bank and various organizations of the World Bank, including Multinational International Guaranty Agency (MIGA).

•	Agreements to protect and promote investment have been signed with 82 countries and 73 of them are currently in force.

•	Agreements to avoid double taxation are currently in effect with 74 countries.

•	Turkey is actively participating in the meetings and activities of the OECD Investment Committee and its working parties, and Turkey is a party to the convention on the International Center for Settlement of Disputes.

•	Turkey is a party to investment-related agreements on WTO platforms such as TRIMs (Trade Related Investment Measures) and TRIPs (Trade Related Intellectual Property Rights). Turkey also actively participates in the WTO working group conducting analytical studies on the relationship between trade and investment.
Net foreign direct investment inflows into Turkey amounted to $9.271 million in 2010. The following table sets forth foreign direct investment inflows for the years indicated:
Table No. 24
Foreign Direct Investment

				Other Capital
				(intra-company	Real
	Equity Capital			loans)	Estate	Total
	Inflow	Outflow	Net	Net	Net	(Net)
	(in millions of U.S. dollars)
2006	17,639	-657	16,982	281	2,922	20,185
2007	19,137	-743	18,394	727	2,926	22,047
2008	14,747	-35	14,712	1,855	2,937	19,504
2009	6,252	-82	6,170	459	1,782	8,411
2010	6,533	-35	6,498	279	2,494	9,271

Source: CBRT
Investments in the services sector accounted for 51% of total foreign direct investment for 2010, while manufacturing accounted for 13% of such total. The following table sets forth foreign direct investment inflows (Equity Capital) by sector:
Table No. 25
Foreign Direct Investment (Equity Capital) by Sector
(in millions of U.S. Dollars)

Sector	2006	2007	2008	2009	2010
Agriculture, Hunting and Forestry	5	6	23	48	79
Fishing	1	3	18	1	4
Mining and Quarrying	122	337	151	89	196
Manufacturing	1,866	4,211	3,955	1,565	868
Electricity, gas and water supply	112	568	1,068	2,126	2,063
Construction	222	285	336	208	349
Wholesale and retail trade	1,166	165	2,085	389	401
Hotels and Restaurants	23	33	24	54	113
Transports, Storage and Communication	6,696	1,117	170	391	210
Financial Intermediation	6,957	11,662	6,069	666	1,630
Real Estate, Renting and Business Services	99	560	641	560	375
Public Administration and Defence	0	0	0	0	0
Education	0	0	0	1	17
Health and Social Work	265	177	149	106	114
Other community, social and personal service activities	105	13	58	48	114
Activities of households	0	0	0	0	0
Extra-territorial organizations and bodies	0	0	0	0	0

TOTAL	17,639	19,137	14,747	6,252	6,533

Source: CBRT
Historically, firms from EU member states have had the largest share of foreign direct investments in the Republic. In 2009, EU member states were significantly affected by the global financial crisis and as a result, fiscal problems have arisen in the region. In this uncertain economic environment, many firms in the EU revised their investment strategies and decreased direct investments abroad, including investments in the Republic. Accordingly, Turkey experienced a significant decrease in foreign direct investment in 2009. In 2010, net international direct investment increased slightly (5.8%) to $8,899 million compared to $8,409 million in 2009. The following table sets forth foreign direct investment inflows (Equity Capital) by country:
Table No. 26
Foreign Direct Investment (Equity Capital) by Country
(in millions of U.S. Dollars)

	2006	2007	2008	2009	2010
EUROPE	14,574	12,974	11,367	5,234	5,163
Austria	1,108	370	586	1,019	1,798
France	439	367	679	617	600
Germany	357	954	1,237	498	598
Netherlands	5,069	5,442	1,343	718	487
Greece	2,791	2,360	775	59	425

	2006	2007	2008	2009	2010
Luxembourg	251	583	3,140	493	282
United Kingdom	628	703	1,335	350	240
Spain	53	583	838	145	190
Italy	189	74	249	314	56
Other EU Countries	3,604	1,165	894	715	226
EFTA Countries	75	262	202	281	197
OTHER EUROPEAN COUNTRIES	10	111	89	25	64
AFRICA	21	5	82	2	0
AMERICA	1,002	4,717	951	331	381
NORTH AMERICA	969	4,223	891	312	376
USA	848	4,212	868	260	320
Canada	121	11	23	52	56
CENTRAL AMERICA	32	27	8	12	0
SOUTH AMERICA	1	467	52	7	5
ASIA	1,927	1,405	2,345	673	984
NEAR AND MIDDLE EAST COUNTRIES	1,910	608	2,184	361	539
OTHER ASIAN COUNTRIES	17	797	161	312	445
AUSTRALIA	108	26	2	12	5
UNCLASSIFIED	7	10	0	0	0
TOTAL WORLD	17,639	19,137	14,747	6,252	6,533
Source: CBRT
FUTURE DIRECTIONS
Strengthening the private sector’s role in the Turkish economy is an integral part of Turkey’s overall macroeconomic program. Within this framework, Turkey has put efforts for improving the investment climate among the top agenda items and initiated a comprehensive reform program in 2001 in order to streamline all investment-related procedures (the “Reform Program”). The purpose of the Reform Program is to increase domestic and foreign investments by improving the investment environment. Thus, it is intended to prevent administrative obstacles faced during investments, to reduce or eliminate unnecessary and repetitive bureaucratic transactions and to complete the procedures rapidly. The Reform Program does not have a limited period; instead, it is an on-going improvement initiative.
With a view to provide an efficient institutional structure to coordinate the Reform Program, the Coordination Council for the Improvement of the Investment Environment (“YOIKK”) was established in 2001. The mandate of the YOIKK is to make specific recommendations to the Council of Ministers to remove obstacles to the improvement of the investment climate.
YOIKK has established 12 specialized technical committees to work on developing concrete proposals and strategies in order to overcome all main obstacles in the following fields:
•	Company registration,

•	Employment of foreigners,

•	Sectoral licensing,

•	Land access and site development,

•	Taxation and state aids,

•	Customs and technical standards,

•	Intellectual property rights,

•	Foreign direct investments legislation,

•	Investment promotion,

•	Small and medium sized enterprises,

•	Corporate Governance, and

•	Research and Development.
Productive collaboration between the public and the private sector is the key factor in this process. To ensure that policy reforms truly reflect and address private sector concerns, direct involvement of companies and investors in this process is critical. Thus, each technical committee consists of representatives from both the private sector and government agencies.
To increase efficiency of the YOIKK, a Steering Committee was established in May 2005, comprised of high level executives of six Ministries and governmental agencies and the four leading business associations which have seats on the YOIKK and Investment Advisory Council for Turkey (IAC) platforms. The Undersecretary of Treasury (Ministry of Economy) chairs the Steering Committee. In case of necessity, the Chairman is able to invite representatives from institutions who are not among the Committee’s members.
This Reform Program which has been implemented since 2001 has had fruitful results. Some of these are listed below:
•	Regarding the sectoral licenses, the legal arrangement of the Undersecretariat of the State Planning Organization (Ministry of Development) pertaining to the establishment of the Development Agencies, including the regulations on the establishment of a “One Stop Shops (Investment Support Offices)” System related to sectoral permits at investment and commissioning stages came into force on February 8, 2006[1]. Consequently 26 development agencies have been established in the NUTS-II regions since 2006.

•	The use of a Regulatory Impact Assessment (RIA) for all draft laws and statutory decrees that could have an impact above TL 10 million was introduced in Turkey by a Bylaw passed in February 2006, in order to determine their possible economic social and environmental effects. An RIA is conducted for all draft laws and statutory decrees and other regulatory acts as deemed appropriate by the Prime Ministry with the exception of international security matters, as well as budget and final accounts acts and statutory decrees.

•	The regulation of the Ministry of Industry and Trade (Ministry of Science Industry and Technology) relating to the definition of SMEs[2] was effective as of May 18, 2006. This legislation contains a single, EU harmonized definition of SME, ensures the acceptance of this common definition by all establishments and institutions that have the terms SME, Medium Sized Enterprise, Small Sized Enterprise or Micro Enterprise in their charters or programs.

•	The Law on the Amendment of the Income Tax Law and Some Laws entered into force on April 4, 2007 and lowers the tax burden on employees by the implementation of the minimum living allowance system. By this amendment, Turkey has moved on 5 steps on the ranking among OECD countries in terms of the tax burden on employees.

•	Law No. 5746 on Enhancing Research and Development Activities which came into force in March 2008[3], aims to accelerate Research and Development investments and innovation for products and production methods by producing technological knowledge aimed to increase the share of Research and Development expenditures in GDP, support the employment of researchers and qualified labor force and increase the amount of foreign direct investment in Research and Development. Within the context of this new Law, without any sectoral or regional distinction, investors will be supported in technology centers, Research and Development centers, and Research and Development and innovation projects through several incentive instruments including Research and Development allowances, incentives on income tax withholding, insurance premiums, stamp duties and funds for techno-entrepreneurship until 2023.

•	The Employment Package, which aims to decrease the bureaucratic and financial burden on the labor force and increase the flexibility of the labor market, was enacted on May 26, 20084.

•	Through Law No. 5838 published in the Official Gazette on February 18, 2009:
•	The requirements to benefit from short term employment allowance have been eased.

[1]	Law No. 5449 Pertaining to the Establishment, Coordination and Duties of Development Agencies ( Official Gazette 08.02.2006/ 26074).

[2]	The Regulation Pertaining to the Definition, Characteristics and Classification of Small and Medium Size Enterprises (Official Gazette 18.11.2005/25997).

[3]	Law No. 5746 on Enhancing Research and Development Activities (Official Gazette 02.28.2008/26814).

[4]	Law No. 5763 on the Amendment of the Labor Law and some other Laws (Official Gazette 05.26.2008/26887).

•	Communication tax on wired, wireless and mobile internet services was reduced to 5% from 15% as a result of amended tax regulations.

•	By the provisional Article no. 75 attached to the Income Tax Law, entities are able to benefit from Research and Development incentives which are available to individuals.
Furthermore, the Turkish Investment Support and Promotion Agency (“ISPAT”),5 which aims to promote investment in Turkey and improve opportunities offered to investors, was established on July 4, 2006. The Agency is charged with developing and applying investment support and promotion strategies to encourage international investment in Turkey.
On February 5, 2007, for the first time YOIKK Technical Committees prepared action plans and announced them to the public. The plans include a schedule for all representative institutions from the public and private sectors to finalize works of each Technical Committee. Implementation of the action plans provide a performance measurement for each Technical Committee’s work to improve the investment environment. These action plans were reviewed in line with the changing perspectives and necessities of the business environment and 2010 YOIKK Technical Committee action plans were announced to the public in March 2010.
Some of the significant accomplishments achieved as a result of the studies conducted in line with the 2010 action plans are as follows:
•	In order to minimize the negative effects of waste materials on the environment, the “Land Filling Regulation” was enacted on April 1, 2010[6] and calls for appropriate facilities as well as regulation of such disposal in certain circumstances, with related guidelines.

•	The Regulation on the Small and Medium Enterprises Development Organization (“KOSGEB”) Support Programs was published in the Official Gazette on June 15, 2010 in order to provide micro and small firms easier access to KOSGEB Support program. In the context of this regulation, principles that will enable micro and small firms to obtain such access were identified, a “SMEs Information System” which will provide online support was created and work on a “KOSGEB call center” began.

•	The Law on the Amendment of Income Law and Some Other Laws was published in the Official Gazette on August 1, 2010 in order to support the execution of formal contracts, which would avoid informal agreements throughout the agricultural community as well as trade and industrial activities through an exemption from stamp duty for certain contracts.

•	The Communiqué on Planning and Implementation Processes in Coastal Constructions and Facilities was published in the Official Gazette on September 4, 2010 in order to reduce and simplify the duration of investments in coastal construction plants.

•	The Amendment of Additional Regulations Related to Shelter Commissions was published in the Official Gazette on September 29, 2010 and through this amendment, the construction permit application process was improved by abolishing the control commission related to emergency shelters.

•	“The Customs General Circular related with Turkey-EU Instrument for Pre-Accession Assistance” was published in the Official Gazette on October 15, 2010 with the aim to grant an exemption to goods purchased under projects supported by international, bilateral and multilateral R&D programs.

•	The Law on Veterinary Services, Phytosanitary, Food and Feed was enacted on June 13, 2010 and requires food production companies to obtain a license and meet certain technical and hygienic standards and gives the Ministry of Agriculture and Rural Affairs (Ministry of Food, Agriculture and Livestock) the sole authority for an effective audit and control system.[7]

•	In order to submit privatization projects to potential investors, a list of potential investments was created by ISPAT.
In order to strengthen the performance of the YOIKK platform, international indices are closely followed by the Technical Committees and actions are made to improve the investment climate of Turkey by the recommendations of these indices. The Doing Business 2011 Report of the World Bank was assessed and

[5]	Law No. 5523 on the Establishment of the Investment Support and Promotion Agency of Turkey (Official Gazette 04.07.2006/26218).

[6]	Official Gazette 26.03.2010/27533.

[7]	Official Gazette 13.06.2010/27610.

analyzed by YOIKK Technical Committees in the context of the YOIKK studies. Turkey ranked 65th in the 2011 Report of the World Bank among 183 countries.
While achieving positive results in improving the investment environment for businesses by means of national platforms like YOIKK, another structure with an international perspective, Investment Advisory Council (IAC) for Turkey, was established in 2004 with a view to raise the competitive position of Turkey in the world economy as an investment location. At the end of the inaugural meeting the Council members decided to convene once a year and highlighted a number of priority issues which they believed to be hindering Turkey’s full potential and which they view would be beneficial to concentrate on. The high level IAC meetings in 2004, 2005, 2006, 2007, 2008 and 2010 brought together top executives of leading multinational companies, international organizations and heads of Turkish private sector associations in Istanbul and every meeting was chaired by the Prime Minister Recep Tayyip Erdoğan. The IAC structure, and the cooperative dialogue it encourages with the private sector, has proven to be not only fundamental for creating a better investment climate, but also fully supportive of the government’s philosophy that continuous efforts to improve the investment environment will remain at the forefront of the country’s development priorities. The YOIKK technical committees serve as working groups to which the IAC recommendations shall be remitted for follow up and action.
The most recent meeting of the Investment Advisory Council was held on June 10, 2010 in Istanbul. The members of the IAC unanimously reaffirmed for the sixth year their commitment to the Turkish economy and reiterate their substantial investment and growth plans for the future. A progress report which was also published on the web page of the YOIKK (http://www.yoikk.gov.tr) was prepared and submitted to the IAC Members before the meeting.
CAPITAL ACCOUNT
     The financing of the current account deficit improved notably in the 2006-2007 period. During 2006, the share of portfolio investment and short term loans in capital flows decreased significantly, as the financing structure was dominated by long term loans of private and banking sectors as well as FDI. Major privatizations together with mergers and acquisitions were the driving factors behind inflow of large amounts of long-term loans and direct investments. Hence, despite the high level of current account deficit and ongoing IMF debt repayments, the Central Bank and banking sectors have been able to increase their foreign exchange reserves by $6.1 billion and $10.3 billion, respectively.
     In 2007, long term loans to the private sector of net $25.8 billion and FDI of net $19.9 billion continued to be the primary sources of financing the current account deficit. The banking sector’s long term loan utilizations were also high at $7.3 billion. As the capital inflows surpassed the financing requirement, both the Central Bank’s and banks’ reserves increased significantly by $8 billion and $3.5 billion, respectively, in 2007.
     The deepening of the global economic crisis in the last quarter of 2008 heightened concerns in financial markets and led to a contraction in international credit markets. This, in turn, slowed down the capital flows to Turkey and yielded net outflows in the October-December period. The financing structure was dominated by direct investments and long-term credit utilization of the private sector throughout the year. Direct investment inflows, which reached historical high levels in 2007, slowed down in 2008 to a net of $17 billion. The fact that the monthly average of direct investments in 2008 was above $1 billion is noteworthy as this period was characterized by limited financing opportunities. Though the upsurge in the banking and private sector utilization of long-term credits continued in the first half of 2008, it started to lose ground as of the third quarter of 2008 and ended up in net repayment in the last quarter of 2008 due to the contraction in global credit markets. Thus, the Central Bank reserves declined by $1.1 billion, while those of banks increased by $9.8 billion in 2008. The net errors and omissions generated $4.7 billion inflows in the same year and thus, limited the financing requirement.
     The unfavorable effects on capital flows due to the global financial crisis that deepened in the last quarter of 2008, continued in the first quarter of 2009 as well and net outflows were observed in this period. Although the tightness in international credit markets persisted throughout 2009, and capital flows — especially to developing countries — slowed down, net inflows were observed as of the second quarter. Long-term capital inflows, which reached high levels owing to the upsurge in private sector utilization of long-term credits in recent years, were replaced by outflows and both the private sector and the banking sector remained net repayer of debt in 2009. Moreover, direct investments and portfolio investments remained limited. Although the current account deficit declined in annual terms, FX assets of the banking sector and the private sector decreased by $12.7 billion, due to ongoing capital outflows. However, the positive balance of $5.1 billion in net errors and omission decreased the financing requirement.
     The liquidity created by expansionary monetary policies in advanced economies stimulated capital inflows to emerging economies in 2010. As a result, Turkey experienced a portfolio net inflow of $16.1 billion in 2010. Meanwhile, direct investment increased by 13.8% to $7.8 billion. Moreover, the private sector became a net creditor, and at the same time, banking sector borrowing, especially short-term borrowing, increased. Accordingly, official reserves increased by 12.8 billion USD in 2010, whereas commercial banks’ foreign exchange reserves fell by 13.6 billion USD, and net errors and omissions posted a surplus of $4.6 billion.
INTERNATIONAL RESERVES
     Over the period 2006-2010, the Central Bank substantially increased its international reserves from previous years. However, in 2008 official reserves of the Central Bank and in 2009 reserves held by commercial banks decreased due mainly to the tight international credit markets. Net international reserves reached $114.6 billion as of the end of the year 2008 and dropped to $109.2 billion as of the end of 2009. In 2010, official reserves of the Central Banks increased by $11.1 billion and reserves held by commercial banks fell by $16.8 billion. Therefore, net international reserves dropped to $106.2 billion. The following table presents the level of international reserves at the end of the years indicated:
Table No. 27
International Reserves (in millions of U.S. Dollars)

	CBT Gross Reserves	Overdraft	Gold	CBT Net Reserves	Commercial Banks	Total Net Reserves
	(A)	(B)	(C)	(D=A-B+C)	(E)	(F=D+E)
2006	60,912	1	2,373	63,285	27,540	90,824
2007	73,317	1	3,123	76,439	31,816	108,254
2008	71,008	1	3,229	74,236	40,366	114,602
2009	70,716	1	4,121	74,836	34,375	109,212
2010	80,721	1	5,264	85,984	20,223	106,207

Source: CBT
FINANCIAL SYSTEM
THE CENTRAL BANK
     The Law on the Central Bank of Turkey (No. 1715) was enacted on June 11, 1930. The Central Bank was established in October 1931 and opened officially on January 1, 1932. This Law was abolished in 1970 and a new Central Bank Law No. 1211 was enacted on January 14, 1970. The goal of the new Central Bank Law was to redefine the authorities and responsibilities of the Central Bank and to enrich the monetary policy tools of the Bank so as to enable the Central Bank to play a more active and efficient role in the economy.
     The Central Bank has the exclusive right to issue bank notes in Turkey. As the sole regulator of the volume and circulation of the national currency, the Central Bank controls the monetary supply through open market operations and by setting reserve and liquidity requirements. The Central Bank’s open market operations desk maintains a portfolio of Government securities to effect repurchases, reverse repurchases, direct sales and direct purchases. On a day-to-day basis, the Central Bank also regulates liquidity through the interbank market.
     The Central Bank manages the official gold and foreign exchange reserves. The Central Bank holds foreign exchange reserves in support of a range of objectives, which include assisting the Turkish Government in meeting its foreign exchange denominated domestic and foreign debt obligations, maintaining foreign exchange liquidity against external shocks, supporting the monetary and exchange rate policies and providing confidence to the markets. The Central Bank’s foreign currency reserves consist primarily of U.S. dollar and Euro denominated deposits and marketable securities issued by foreign governments, supranationals and institutions which have an explicit government guaranty. The Central Bank is also required to determine and protect the value of the national currency compared against gold and foreign currencies within guidelines set by the Government. Besides the foreign exchange market, the Central Bank oversees the domestic markets for Turkish Lira deposits, foreign currency notes and foreign currency deposits. The Central Bank also engages in lending and the granting of credits through its discount window from time to time, though it has not done so to any material extent from January 1996 to date.

     The Central Bank performs the traditional functions of a central bank, including the issuance of banknotes, establishing monetary and exchange rate policy in accordance with the needs of the economy so as to maintain price stability by taking into consideration development plans and annual programs, and advising the Government regarding financial matters.
     In the aftermath of the February 2001 economic crisis, a series of reforms were put into effect in 2001 and 2002, including an amendment to the Central Bank Law that provided instrument independence, accountability and transparency, declared price stability as the sole and overriding objective of monetary policy and established a Monetary Policy Committee (the “MPC”) with the responsibility of setting the inflation target together with the Government. Further, in 2002, these reforms also included the establishment of the Turkish Lira Interbank Offer Rate (“TRLIBOR”), which plays an important role in the pricing of credit and other financial instruments, including forward foreign exchange rates, and the commencement of a Primary Dealership system supported by the Central Bank, which provides the primary dealer banks with Turkish Lira liquidity.
     The Central Bank continued efforts to improve the stability of financial markets by implementing policies regarding price stability. Within this framework, the Central Bank introduced the lending operations market for Government Domestic Borrowing Securities (“GDBS”) at the beginning of 2003 as a step to reinforce the primary dealer system. Hence, the banks that want to lend GDBS had the opportunity to obtain additional return with low risk, while borrower primary dealer banks reduced their quotation liabilities in the secondary market.
     On January 31, 2004, the Law on the Currency Unit of Turkey (Law No. 5083) was published in the Official Gazette (No. 25363). In accordance with Law No. 5083, a new currency, known as New Turkish Lira or YTL, was introduced on January 1, 2005. The conversion rate of the old Turkish Lira to the New Turkish Lira is: TL1,000,000 = YTL1. The subunit of the New Turkish Lira is Yeni Kurus or Ykr; 1 New Turkish Lira is equal to 100 Kurus. Turkish Lira and New Turkish Lira banknotes and coins have been in physical circulation since January 2005. However, on January 1, 2006, the old Turkish Lira banknotes were withdrawn from circulation. The Central Bank will convert old Turkish Lira to New Turkish Lira for a period of ten years.
     The year 2006 was a turning point regarding monetary policy implementations in Turkey, since most of the pre-conditions for a successful inflation-targeting regime were met and hence, the Central Bank had adopted a full-fledged inflation-targeting regime after a prolonged period of “implicit” inflation targeting. With the advent of this new regime, the MPC evolved into a decision making body from an advisory body. The MPC continued to employ short-term interest rates in the Interbank Money Market as the main monetary policy instrument to achieve the price stability goal. When making decisions on the short term interest rates under the scope of inflation targeting, the MPC mainly focused on medium-term inflation outlook, and the policy rates were determined by considering a comprehensive information set composed of developments in aggregate supply and demand; inflation expectations and pricing behavior gathered through surveys; developments in fiscal policy, wages, employment and productivity; the Central Bank’s inflation forecasts and risk assessments of future external shocks.
     Consistent with the medium-term approach, the Central Bank announced a three-year target. The point target for the first year of the inflation-targeting regime was set as 5% with the Government together with a symmetric uncertainty band of 2 percentage points. Also, the year-end targets for the years 2007 and 2008 were announced as 4%. Moreover, the Central Bank initially emphasized that in case any developments prevailed that would threaten the possibility of achieving the targets in the medium term, the Central Bank would be required to explain the reasons for the deviation from the target, to take necessary measures to ensure that inflation would revert back to the target and to inform the public of the expected duration in which inflation would converge to the target.
     The general framework of the monetary policy that has been mentioned above for 2006 was maintained in 2007. However, the operational framework of the inflation-targeting regime was adjusted with the objective of implementing communication and monetary policies more effectively. From 2007 onwards, the forecast horizon was lengthened to a two-year period (previously it was 18 months). Moreover, the policy decisions and the summary of the MPC meetings were published within eight working days after the meeting, along with its English translation. The MPC met during the second or third week of each month and the interest rate decision was made publicly available the same day as the MPC meeting along with its English translation. The Central Bank also continued publishing a quarterly “Inflation Report”, a semiannual “Financial Stability Report” and a monthly “Price Developments” report in 2007.

     In 2007, inflation targets continued to be defined as the annual percentage change in the CPI and the three-year target horizon was preserved. Taking into account the structural transformation of the economy, the transition from chronic high inflation to low inflation and the process of convergence of inflation rates to those of developed countries, a target of around 4% was considered appropriate for the medium-term. In this framework, the inflation target for 2009 was announced as 4% while inflation targets for 2007 and 2008 were preserved as 4%. In addition, for the year 2007, the uncertainty band has been defined as 2 percentage points in both directions around the point target and announced together with the quarterly inflation path consistent with the year end target.
     The operational framework of the monetary policy to be implemented in year 2008 was announced through the policy statement entitled “Monetary and Exchange Rate Policy for 2008” dated December 18, 2007. The inflation targeting and the floating exchange rate regimes have been maintained as the general frameworks of the monetary and exchange rate policies respectively in 2008, as in previous years. In this context, the Central Bank announced the quarterly path for inflation during 2008 besides the 4% medium term target, along with the ±2 percentage point uncertainty band. Further, the inflation target for 2010 was also announced as 4%. Later, however, the Central Bank and the Government jointly agreed to revise the targets for the years 2009 and 2010 to 7.5% and 6.5%, respectively in June 2008. The target for 2011 was also announced as 5.5%.
     On December 5, 2008, in an attempt to help banks shield themselves from the impact of the global financial crisis, the Central Bank cut reserve requirement ratios from 11% to 9% for foreign exchange liabilities; providing around $2.5 billion in extra liquidity to the financial system.
     On December 16, 2008, the Central Bank announced the framework of the monetary and exchange rate policies through the policy document entitled “Monetary and Exchange Rate Policy for 2009”. Even though the main monetary policy framework implemented since 2006 was preserved, the Central Bank adjusted the accountability mechanism. Since the Inflation Reports gradually became a significant support to the accountability mechanism, the Central Bank decided to draft a detailed letter to the government and share this with the public only when the end-year inflation deviates more than 2 percentage points in either direction. In other words, unlike previous years, in case end-of quarter inflation figures breach the uncertainty band, the Central Bank would not write an open letter. Instead, the Central Bank would disclose the reasons for the deviation in the quarterly Inflation Report, together with the measures already taken as well as those to be taken to attain convergence to the target. Thus, the Inflation Report would also have an important role as the main tool of the accountability mechanism.
     The framework of the monetary and exchange rate policies to be implemented in 2010 was announced through the policy document entitled “Monetary and Exchange Rate Policy for 2010” on December 10, 2009. The general frameworks of the monetary and exchange rate policies have been maintained as the inflation targeting and the floating exchange rate regimes, respectively, in 2010, as in previous years. Similarly, the enforcement of the accountability mechanism has not been amended for 2010. In this framework, the quarterly inflation path consistent with the year-end target for 2010 was announced to be constant throughout the whole year as a ±2 percentage points uncertainty band around the end-year target of 6.5%. In other words, the target of 6.5% will be valid for each quarter end throughout the year 2010 for accounting purposes. Furthermore, the inflation target for 2012 was announced as 5% and it was announced that the “uncertainty band” for the next three years would be maintained at ±2 percentage points, as it has been the case since 2006.
     The framework of the monetary and exchange rate policies to be implemented in 2011 was announced through the policy document entitled “Monetary and Exchange Rate Policy for 2011” on December 21, 2010. In line with its primary objective of achieving and maintaining price stability, the Central Bank has been conducting monetary policy within the framework of the inflation-targeting regime. The Central Bank has also been carrying out its duty to take measures to achieve stability in the financial system. Along with inflation targeting, the Central Bank continues to implement the floating exchange rate regime in 2011. The medium-term inflation target was kept at 5%. The target variable was announced to be year-end inflation rates calculated by the annual percentage change of the CPI and inflation targets were set jointly with the Government as “point targets” to be met. Accordingly, the inflation “point targets” set for 2011 and 2012 had already been announced as 5.5% and 5%, respectively. The year end-2013 inflation target was again jointly determined with the Government as 5% during the preparation of the medium term program for the 2011-2013 period. The accountability mechanism has not been amended for 2011. The “uncertainty band” is maintained at ±2 percentage points for 2011.

MONETARY POLICY AND INFLATION
     2006. As most of the pre-conditions for a successful inflation-targeting regime were met, the Central Bank launched a full-fledged inflation-targeting regime at the beginning of 2006. In this framework, year-end targets were announced as 5% for 2006 and 4% for 2007 and 2008 at the end of 2005 together with the government. Also, the quarterly path of inflation for 2006, consistent with year-end targets with an uncertainty band of 2 percentage points on both sides was publicized for the purpose of accountability.
     In 2006, the declining trend in the annual inflation came to a halt. By the end of the first quarter, annual inflation reached 8.16%, in line with expectations, and remained within the uncertainty band set around the target path. The increase in the first quarter was mainly attributed to the simultaneous emergence of different supply-side shocks such as increasing crude oil prices, surges in gold prices and increases in unprocessed food prices. Especially, unprocessed food prices starting from the last quarter of 2005 reached very high levels, which restrained the decline in consumer inflation considerably. It is important to note that, despite these adverse supply factors, inflation expectations were well managed in the first four months of 2006. The strong course of domestic demand in the first half of 2006 also had an effect on the increase in inflation prior to May. However, when price data was analyzed in sub-item detail and capacity indicators were taken into account, it was observed that supply-side factors were more effective. On the other hand, in the post-May period, the change in global risk perception and exchange rate developments resulting from international liquidity shock were influential on inflation dynamics. In May, global liquidity conditions changing in favor of developed countries and higher global risk aversion triggered capital outflows in many emerging markets including Turkey. Consequently, the risk premium increased rapidly and the YTL depreciated vis-à-vis the US dollar by more than 20% in a short span of time. Until that time, the strong domestic currency had been a factor that limited the adverse effect of the increase in commodity prices on domestic prices. It also helped domestic production to shift to a more capital-intensive form, and thus, further contributed to the rise in productivity. The depreciation of the YTL contributed to the increase in inflation, through the pass-through channel, in the remainder of the year along with the ongoing supply shocks. Meanwhile, inflation expectations also deteriorated notably. While the stickiness in service prices continued, goods prices were the main driver of the increase in annual inflation.
     As a reaction to the volatility in financial markets in the May-June 2006 period and the consequent rise in inflation expectations, the Central Bank implemented a two-pillar strategy. The first pillar of the policy reaction was the 400 basis points interest rate hike in the two extraordinary MPC meetings held in June 2006. Together with the further 25 basis points increase in July 2006, raising the overnight borrowing rates to 17.5%, the Central Bank aimed at containing the second round effects of the exchange rate pass-through and eliminating the gap between inflation expectations and the medium-term targets. This gave the markets a clear signal that the Central Bank was determined in its commitment to the medium term inflation targets. The second pillar, on the other hand, was a set of measurements taken to manage the YTL and foreign exchange liquidity in the market. To reduce excess YTL liquidity in the market and to contain excessive volatility driven by liquidity constraint in the foreign exchange market, the Central Bank introduced YTL Deposit Buying Auctions and Foreign Exchange Sale Auctions to be held on dates and in amounts to be announced in advance. Furthermore, the lending rate was increased by another 200 basis points (a total of 600 basis points) to reduce the potential volatility in the markets by designing a flexible mechanism to deal with sudden shifts in market sentiment.
     These policy measures confirmed the adherence of the Central Bank to its medium-term commitments, and hence they were well received by the markets. As a consequence, financial markets stabilized and the YTL rebounded. Meanwhile, the deterioration in inflation expectations stopped in July, although they remained well above the medium term target of 4%. On the other hand, the risk premium, supported also by favorable global conditions, declined by almost 100 basis points between the end of June and August. In this period, market interest rates also displayed a declining trend.
     In the second half of the year 2006, the contribution of domestic demand conditions to the disinflation process increased while international liquidity conditions improved. However, the Central Bank maintained a tight stance on monetary policy through the rest of the year, keeping the overnight borrowing rate at 17.5%, due to factors such as uncertainties in the transmission mechanism of the monetary policy, the risks relating to oil and other commodity prices, the rigidity of services inflation, inflation expectations being well above medium-term targets, and the uncertainties pertaining to the global economy.
     As a result of the developments explained in detail above, the annual CPI realization at the end of the year 2006 was 9.65%, breaching the upper limit of the uncertainty band announced as 7% for the end of 2006. Consequently, the accountability principle was put into practice pursuant to Central Bank Law. In this framework, the Central Bank wrote open letters to the Government in July and October 2006 and January 2007, explaining the reasons why inflation exceeded the target, evaluating measures taken by the Central Bank to bring inflation back to the target, and finally presenting the medium term outlook and the horizon in which inflation converges to the target. These letters were shared with the public and sent to the IMF in the scope of the IMF program conditionality as well.
     2007. The Central Bank continued to implement its inflation-targeting regime in the year 2007. At the end of 2006, the target for the year 2009 was announced as 4% and the targets for the years 2007 and 2008 remained at 4%. Further, an uncertainty band of ± 2 percentage points for 2007 was publicized in order to provide a reference for triggering the accountability mechanism.
     Inflation reached 10.86% in the first quarter of 2007, while still remaining within the uncertainty band. The high course of annual inflation in this period is partly attributable to elevated unprocessed food prices and hikes in the prices of tobacco products. Furthermore, some cumulative impacts of the exchange rate pass through remained in this period, albeit at a more moderate level. Further, the impact of monetary tightening on inflation was not clearly visible in this period.
     The effects of the monetary tightening since June 2006 on inflation was apparent in the second half of the year 2007. Consequently, annual inflation started to decline in the second quarter of the year 2007 as domestic demand displayed a considerable slowdown and monetary tightening began to have an impact on prices of durable goods and services. As of July 2007, annual inflation declined to a historically low level of 6.90%. However, in the preceding months, annual inflation started to rise again, especially due to the rise in unprocessed food prices. Despite the high increase in food prices compared to the previous years, inflation performance improved slightly in this period with the help of the continuing effects of strong monetary tightening on service and durable goods prices. As of the end of the third quarter, inflation was realized as 7.12%, remaining within the uncertainty band once more.
     In the last quarter of the year 2007, the increasing tendency in inflation continued owing both to the ongoing increases in food prices and significant hikes in prices that are determined by the government. As a consequence, the annual CPI rate was 8.39% at the end of the year 2007, thus breaching the upper bound of the uncertainty band. Accordingly, the Central Bank wrote a formal open letter to the government and explained the reasons for breaching the target together with the future inflation outlook and the actions necessary to be taken in order to bring the inflation back to the target level. The open letter was also shared with the public and sent to the IMF as a part of the program conditionality.
     Overall, the breach of the inflation target in 2007 can be explained mainly by factors beyond the control of monetary policy, such as developments in food, energy, and administered prices. First of all, the most problematic item in 2007 was both processed (such as grain and dairy products) and unprocessed food (such as fresh vegetables and fruit) prices, which were affected by both domestic and international conditions. Accordingly, food prices became the main factor impeding the disinflation process in 2007, with a marked contribution of about 3.4% on headline (CPI) inflation. Furthermore, adverse developments in energy and administered prices were the second major factor slowing the disinflation process in 2007. Overall, 1.6 points of headline inflation resulted from energy price hikes, where the contribution of tax attached to the retail price of oil outweighed that of the oil price. Moreover, the prices of tobacco products increased by about 18% in 2007, due to adjustments in the special consumption tax. In sum, the contribution of energy and tobacco products to the headline annual inflation reached 2.4 percentage points at the end of 2007. In addition to domestic conditions, the international environment also played a crucial role in limiting the pace of disinflation in 2007. Despite the fact that inflation had been rising almost all over the world at the time, inflation in Turkey followed a more favorable trend compared to other emerging economies with inflation targeting in 2007, notwithstanding the administrative price hikes in November, which added approximately 1 percentage point to the Turkish CPI inflation. During 2007, annual inflation in Turkey declined from 9.7% to 8.4%.
     Despite the relatively more favorable inflation outlook in the first three quarters of the year 2007, the Central Bank maintained its tight policy stance in the first eight months of the year and kept overnight borrowing interest rates at 17.50% due to a range of factors such as the persistence of the increases in services price inflation, the sustained backward looking pricing behavior of economic agents and the risks related to global liquidity conditions.
     A tight monetary policy stance was effective in moderating domestic demand and curbing inflation expectations, although government spending accelerated and external demand remained strong in 2007. Accordingly, prices of durable goods and services declined considerably, consistent with the slowdown in the economic activity of related sectors. The weaker demand, coupled with a strong domestic currency, helped durable goods inflation to decrease significantly. Core inflation indicators excluding items beyond the control of monetary policy displayed a significant deceleration. In addition to these developments, turbulence in global financial markets, which intensified as of August 2007, was expected to increase the likelihood of slowdown in global economic activity sooner than envisioned. All these developments set the ground for a relatively less restrictive monetary policy. Hence, in September 2007, the MPC decided to initiate cautious rate cuts. Although a fall in headline inflation was more limited in the last quarter of 2007, the MPC continued to cut its policy rates until the end of the year since the increase in inflation was seen as a result of several temporary factors largely beyond the control of monetary policy such as supply-side shocks and adjustments in administered prices. The policy rates were lowered by 175 basis points between September 2007 and December 2007. In this period, market rates also declined significantly despite uncertainties in international financial markets, before diverging in early 2008 due to deteriorating international financial conditions and domestic political tensions.
     As a result of the policy measures, both 12-month and the 24-month inflation expectations exhibited a declining pattern throughout 2007. However, the improvement in expectations, especially in the last quarter of 2007, was rather limited, owing to backward looking behavior, and possibly due to pre-announced hikes in administered energy prices.
     On December 18, 2007, the Central Bank announced its monetary policy details for the year 2008. It announced that the inflation target rates, which were “point targets” based on CPI with a band of 2% in either direction, were 4% for the years 2008, 2009 and 2010.
     2008. The Central Bank continued to implement the monetary policy in 2008 based on the principles of the inflation-targeting regime. The inflation target for 2008 had been announced as 4% during the launch of the inflation-targeting regime at the beginning of the year 2006. Moreover, the uncertainty band was kept two percentage points on other side of the target for the year 2008 and a quarterly path consistent with the end-year target was publicized at the beginning of the year 2008. Furthermore, the targets for 2009 and 2010 were also announced as 4% through the monetary policy announcements for 2007 and 2008.
     Inflation realization at the end of the year 2008 was 10.06%, significantly breaching the upper limit of the uncertainty band, which was set as 6% at the beginning of the year. The main determinants of the inflation developments in 2008 were the developments in the current global economic conditions. During the first three quarters of the year 2008, inflation displayed an upward trend mostly due to the sharp increases in energy and other commodity prices. At the beginning of the year, the increase in inflation was considered a result of several temporary supply shocks and thus, the MPC cut the policy rates by a total of 50 basis points until March 2008.
     Later, the rise in inflation in the first half of 2008 started to cause deterioration in inflation expectations and core prices beginning from the second quarter of 2008. This increased the risks pertaining to the price setting behavior and the inflation inertia. As a consequence, the MPC started to tighten the monetary policy by raising the policy rates by 50 basis points in May 2008. Although it can be largely attributed to the factors beyond the control of the monetary policy, breaching the targets in the first two years of the inflation targeting regime — and expecting to breach it in year 2008 as well- significantly weakened the role of inflation targets in anchoring expectations and the economic agents started to attach more weight to past inflation while forming their expectations. In this framework, the Central Bank and the Government mutually agreed to change the inflation targets for the upcoming years in June 2008. Accordingly, the targets for 2009 and 2010 were revised as 7.5 and 6.5%t respectively; and the target for the year 2011 was set as 5.5 percent. Meanwhile, the target for 2008 was kept as 4%, along with the ±2 percentage point uncertainty band, since changing the target for such a short period of time would be considered as violating the accountability principle. Instead, the Central Bank decided to keep the existing target and explain the reasons for missing the target. The annual inflation as of end of the second quarter of 2008 reached 10.61%, breaching the upper bound of the uncertainty band and thus necessitating the Central Bank to write an open letter to the government in July 2008.
     Bearing in mind that altering targets might lead to the deterioration in the inflation expectations in the short run, the Central Bank continued monetary tightening during the target revision process. As a result of both monetary tightening and target revision, the Central Bank was successful in controlling and stabilizing the inflation expectations.
     Beginning from the last quarter of the year 2008, the inflation started to display a declining trend, reaching 10.06% at the end of the year from its peak 12.06% in July 2008. During this period, the problems in the global economy deepened and both the external and internal demand slowed down considerably. However, despite the weak demand conditions, the monetary policy remained cautious due to the uncertainties regarding the global financial markets and the impact of the volatile exchange rate movements on inflation dynamics. Thus, the MPC decided to keep the policy rates constant during September and October 2008 meetings. The subsequent information indicated a more than envisaged slowdown in economic activity. The problems in international credit markets and the global economy were expected to continue to restrain both the external and internal demand for an extended period, limiting the pass-through from exchange rates to domestic prices. Furthermore, the sharp decline in oil and other commodity prices was also expected to support the disinflation period favorably. As a consequence, the MPC expected that inflation would display a more rapid fall than envisaged before. Thus, the MPC started monetary easing as of November 2008, by cutting the policy rates 50 basis points. Another cut of 125 basis points followed in December 2008, as the external and internal conditions did not exhibit any significant change.
     Even though its primary objective is to achieve and maintain price stability, the Central Bank actively took necessary measures to contain the adverse effects of the global financial crisis on the domestic economy and to ensure the efficient functioning of the foreign exchange market, provided that they did not conflict with the price stability objective. In this framework, on October 9, 2008, the Central Bank resumed its intermediary activities in the foreign exchange deposit markets in the Foreign Exchange and Banknotes Markets until the uncertainties were eliminated in the international markets with a view to contribute to the enhancement of the mobilization of foreign exchange liquidity in the Interbank Foreign Exchange Market. Furthermore, transaction limits for the banks in the Foreign Exchange and Banknotes Markets were revised on October 14, 2008 and set at $5.4 billion in total and limits were doubled for each bank on October 24, 2008 to reach a total of $10.8 billion in order to ensure that the system meets its possible foreign exchange liquidity needs smoothly in the upcoming months. In order to moderate the impact of the problems experienced in the current global credit markets on the domestic economy, on December 5, 2008, the FX required reserve ratio was dropped from 11% to 9%, providing the banking system with an additional foreign currency liquidity amounting to $2.5 billion. The Central Bank also rearranged the conditions and the methods of using export rediscount credits in a way to provide easy access by a broader range of companies in order to alleviate the impact of the global crisis on the real sector. In this context, on December 5, 2008, the Bank raised export rediscount credit limits by $500 million to $1 billion. Finally, with measurements taken on November 21, 2008 the maturity of the FX deposit borrowed within predetermined borrowing limits by banks from the Foreign Exchange Deposit Markets in terms of USD and Euro was extended from one week to one month and the lending rate that had been previously set as 10% in this market was reduced to 7% for USD and 9% for Euro considering the developments related to interest rates in the international money markets.
     All of these measures, along with the declining trend in inflation that started at the end of the last quarter of 2008, helped control the inflation expectations, which first stabilized towards the end of the year and then started to decline as of December 2008. Furthermore, the measures taken during this financial turmoil enhanced the credibility of the monetary policy, which helped bring down the longer-term interest rates and shaped the yield curves.
2009. The monetary policy framework to be implemented in 2009 was announced by the policy document entitled “Monetary and Exchange Rate Policies in 2009” on December 16, 2008. Accordingly, inflation targeting remained as the sole monetary policy strategy to pursue the price stability objective of the Central Bank. In this framework, the inflation target for the year 2009 was preserved as 7.5% as it was already announced during the target revision in June 2008. Furthermore, the uncertainty band around the target was kept as ±2 percentage points for 2009 as well and announced along with a quarterly path consistent with the year-end target, while the target for the year 2011 was set as 5.5%.
     The effects of the financial crisis, which began in developed countries and deepened as of the last quarter of 2008, spreading to the entire global system, remained visible in 2009 as well. Therefore, similar to the last quarter of 2008, the monetary policy implementations of the Central Bank in 2009 were mainly shaped by the ongoing global economic crisis and its effects on domestic economic activity. In other words, the monetary policy of the Central Bank in this period was aimed at curtailing the effects of the global crisis on the domestic economy and to maintain financial stability, without deviating from its primary objective of achieving price stability. In this framework, monetary policy strategy was comprised of two complementary pillars: policy rate cuts and measures to provide the markets with sufficient Turkish Lira and foreign exchange liquidity.
     As it could foresee that the problems in international credit markets and the global economy following the deepening of the crisis would continue to restrain both domestic and foreign demand for an extended period, the Central Bank started the policy rate cut process beginning from November 2008 and became a pioneer in cutting policy rates among emerging market economies. Later, as the projections of the Central Bank predicted a fall in inflation rates below the inflation target for the latter half of 2009, the Central Bank accelerated the policy rate cuts in the first quarter of 2009, implementing a front-loaded rate-cut-cycle in order to pre-empt the contraction in economic activity. In this framework, policy rates were cut by a total of 525 basis points in the first four months of the year. Though there were signals of a partial recovery in domestic economic activity beginning from May 2009, the Central Bank took the medium-term outlook into account more than the short-term developments and therefore continued to ease the policy rates until November 2009, based on its projections that recovery in economic activity and employment conditions would take a significant period of time. As a consequence, the policy rate cuts in 2009 amounted to a total of 850 basis points, while the total rate cut was 1,025 basis points for the whole period between November 2008 and November 2009. Therefore, in the end, Turkey lowered policy rates more than any other emerging market country implementing an inflation-targeting framework. Later, considering the favorable developments in credit markets and the strengthening of the moderate recovery in economic activity, the Central Bank had kept policy rates constant beginning from the MPC meeting in December 2009. Nevertheless, it was emphasized that the policy rates should be kept at low levels for an extended period of time as the problems in the global economy have not been fully eliminated and the uncertainties related to the strength of the economic recovery has persisted.
     Reduced concerns over inflation during the crisis allowed the Central Bank to focus on economic activity and financial stability as well. Accordingly, though still adhering to its primary objective of achieving price stability, the Central Bank took some additional measures - besides policy rate cuts — that would alleviate liquidity shortage, help the credit markets to operate smoothly and support the corporate sector with the aim of preventing the adverse impacts of the global financial crisis on the Turkish economy and financial stability. These measures, which were first commenced beginning from the second half of 2008 as depicted above, were continued in year 2009 as well. In this framework, in order to support the liquidity of the Turkish Lira, the conditions of utilization of the Liquidity Support Facility were revised in January 2009. Moreover, beginning on June 19, 2009, in addition to the one-week maturity repo auctions, which are the basic funding instruments, the Central Bank started making repo transactions with maturities up to 3 months actively in response to the increasing liquidity shortage in the market and the possibility that it might become permanent. Furthermore, in order to support the upward trend in credit growth via a reduction in intermediation costs and by injecting permanent liquidity into the market, the Central Bank reduced the Turkish Lira required reserve ratio from 6% to 5%. By this reduction, a permanent liquidity equivalent to approximately TL 3.3 billion was provided to the banking system. On the other hand, to support the industrial sector, the application guidelines and the conditions of export rediscount operations were amended in order to widen the use of export rediscount credits and facilitate access to more firms and, as a result, the credit limits were increased in March and April 2009. Finally, to support the FX liquidity and ensure the healthy functioning of the FX markets, the maturity of the FX deposit borrowed by the banks in Foreign Exchange Deposit Markets was extended and the lending rate for transactions in which the Central Bank is a party were reduced from 7% to 5.5% for US Dollar and from 9% to 6.5% for Euro transactions. Further, the Central Bank held FX selling auctions between March 10 and April 2, 2009 to ensure smooth operation of the foreign exchange market by supporting liquidity. Later, as positive expectations related to the global economy strengthened liquidity and risk appetite, which in turn caused an increase in the capital inflows to Turkey, along with the other emerging markets, and made the foreign exchange market relatively more stable, the Central Bank resumed FX buying auctions as of August 4, 2009.
     The developments following the measures taken by the Central Bank against the effects of the global financial crisis confirmed its projections regarding the magnitude of the crisis and its impact on economic activity and the inflation outlook. This, in turn, verified the accuracy of its policy decisions and thus, increased the effectiveness of the Central Bank’s measures on financial variables and market expectations. Consequently, the Central Bank’s ability to influence the market interest rates increased substantially and hence, market interest rates declined to historically low levels following the monetary policy stance, including the periods marked by high global risk appetite. This decline accelerated further especially after the Central Bank presented a medium-term policy perspective regarding its monetary policy stance in the upcoming periods in the July 2009 Inflation Report. Furthermore, the decline in market rates spread to all maturities, being more pronounced for long-term yields than short-term maturities and thus, the yield curve became flatter. This can be interpreted as the permanence of the achievements made during the crisis period in terms of lower market rates.
     The downward trend in market rates passed through to the medium-term real interest rates, driving them to historically low levels as well. Despite the fact that a fall in real interest rates during times of recessions would be expected, it is an unprecedented case for Turkey. Finally, the cumulative policy rate cuts and other policy measures taken by the Central Bank started to influence credit rates beginning from the second half of 2009.

     Coupled with all these relatively favorable developments in financial markets, annual inflation remained broadly in line with forecasts of the Central Bank, declining significantly from 10.06% at the end of 2008 to 6.53% by December 2009, thereby remaining within the uncertainty band defined around the target for the year-end. As inflation was consistent with the target throughout the year, inflation expectations followed a favorable course in all maturities, with the help of prudent monetary policy implementations during the crisis and the effective communication strategy of the Central Bank. Inflation expectations were broadly consistent with the inflation targets by the end of the year 2009.
2010. The framework of the monetary and exchange rate policies implemented in 2010 was announced through the policy document entitled “Monetary and Exchange Rate Policy for 2010” on December 10, 2009. The general framework of the monetary and exchange rate policies in 2010, as in previous years, was maintained as the inflation targeting and the floating exchange rate regimes, respectively. Similarly, the enforcement of the accountability mechanism was not amended in 2010. In this framework, the quarterly inflation path consistent with the year-end target for 2010 was announced to be constant throughout the whole year as a ±2 percentage points uncertainty band around the end-year target of 6.5%.
     The divergence in growth between advanced and emerging economies caused monetary policies to vary across these economies. Indeed, relatively sluggish economic activity prompted many advanced economies to adopt a second round of quantitative easing to bolster an already expansionary monetary policy. Having recovered at a relatively stronger pace, emerging economies, including Turkey, were able to withdraw the stimulus packages that were adopted during the global financial crisis. The divergence in growth between advanced and emerging economies and the global liquidity fueled by ongoing quantitative easing in advanced economies, combined with the search for higher yields and the relatively higher interest rates in emerging economies, accelerated capital inflows to emerging economies in certain cases.
     These global economic developments had a positive impact on the Turkish economy. The economy recovered as the effects of the global financial crisis tapered off in 2010. GDP posted positive year-on-year growth during first quarter of 2010. Furthermore, GDP registered an 8.9% increase in 2010. On the spending side, the fiscal and monetary measures implemented in response to the global financial crises eased uncertainty, which encouraged consumption and investment by increasing consumer confidence and improving credit conditions. During 2010, final domestic demand, particularly private demand, was the main driver of GDP growth, while net exports negatively impacted growth due to weak external demand and the rapid recovery in the demand for imported goods. In 2010, GDP growth helped improve the labor market, and, accordingly, employment continued a strong upward trend starting from the first quarter of 2009 as the adverse effects of the global financial crisis on the labor market tapered off.
     With the waning effects of the global financial crisis on financial markets, on April 14, 2010, the Central Bank announced its exit strategy for the withdrawal of the global financial crisis-induced liquidity measures and the normalization of the monetary policy framework. In this context, the liquidity produced by repo auctions was gradually reduced with the normalization in money markets.
     As market liquidity conditions unfolded as expected, in May the Central Bank took the first step of the technical rate adjustment process as part of its exit strategy, and started to use the 1-week repo auction rate as the reference rate for monetary policy. In September, pursuant to the second state of the technical rate adjustment, the Central Bank raised the spread between the 1-week repo auction rate and the overnight borrowing rate by 25 basis points.
     Certain positive economic developments in Turkey, such as the stronger-than-expected economic recovery, credit rating upgrades, reduced political uncertainty in the post-referendum period and an updated Medium-Term Program that implied further fiscal discipline, exposed Turkey to significant capital inflows, which have already increased. Increased capital inflows raised concerns over financial stability through potentially rapid credit expansion. In addition, both the final domestic demand driven growth of the Turkish economy and the negative contribution of net exports to growth prompted close monitoring of capital inflows due to their potential risks to the current account deficit.
     In this context, and pursuant to its primary objective of achieving and maintaining price stability and its obligation to take the necessary steps for achieving financial stability, the Central Bank adopted a policy mix that combined short-term interest rates, its main policy tool, with alternative policy instruments, such as liquidity management and reserve requirements. The policy aimed to enhance the effectiveness of monetary policy and contain macroeconomic risks through a series of new measures adopted in November and December to maintain the flexibility of foreign exchange buying auctions, end interest payments on TL reserve requirements, alter the operational structure of liquidity management and channel capital inflows resulting from global monetary expansion into longer-term investment instruments.
     In October, November and December, the Central Bank lowered the overnight borrowing rate from 5.75% to 1.50% and raised the lending rate by 0.25 percentage points to 9% as part of this policy. A similar adjustment was made for late liquidity window rates. Moreover, the Central Bank adopted a new policy mix with lower policy rates, a wider interest rate corridor and higher required reserve ratios in order to contain the macro financial risks described above.
     In light of credit expansion, the TL required reserve ratio was raised by 0.50 percentage points in both September and November to 6%. Furthermore, the Central Bank ended the interest payment on TL reserve requirements in September to ensure that required reserve ratios were more effectively used as a tool to reduce macroeconomic and financial risks in the future. In December, in order to extend the maturity of the banking system’s liabilities and to encourage long-term capital inflows, TL required reserve ratios were differentiated by maturity and the required reserve base was expanded to include foreign and domestic repo transactions, which were previously not subject to the reserve requirement.
     Meanwhile, in light of falling demand, the Central Bank terminated 3-month repo auctions as of October 15, 2010. Since, as a result of the competition of the technical rate adjustment process pursuant to the Central Bank’s exit strategy, the main funding instrument was 1-week repo auctions and since short-term lending and borrowing facilities are overnight, starting from October 15, 2010, the Central Bank decided to make the repo facility only available at overnight maturity in order to harmonize maturities of similar liquidity management tools.
     In addition to raising the TL required reserve ratio, the Central Bank ended interest payments on TL reserve requirements in September. In October 2011, increases in the TL and foreign exchange required reserve ratios helped drain TL2.1 billion and $1.5 billion from the economy. The increase in the TL required reserve ratio in November reduced the market liquidity by TL2.1 billion. However, the Central Bank bought a total of $5.85 billion from the market in the fourth quarter of 2010, generating a liquidity of TL7.97 billion. In order to maintain a diversity of policy tools and operational flexibility, the Central Bank continued to conduct repurchase auctions for Turkey domestic bonds, which resumed on December 23, 2009, and provided a liquidity injection of TL1.01 billion into the market. Both repurchase auctions for Turkey domestic bonds and foreign exchange buying auctions boosted liquidity in the fourth quarter of 2010. The Treasury’s average account balance at the Central Bank decreased quarter-on-quarter, easing the liquidity shortage. Nevertheless, the marked increase in the monetary base caused the net liquidity shortage in the banking system to grow quarter-on-quarter.
     CPI inflation was down to 6.4% year-on-year at the end of 2010. Inflation remained volatile over 2010 due to changes in unprocessed food prices (especially fresh fruit-vegetables and meat) and base effects from the 2009 tax incentives. In the fourth quarter of 2010, CPI inflation declined, as expected, amid falling unprocessed food prices and largely met the 2010 target of 6.5%.
     The Central Bank has changed its balance sheet structure in accordance with IMF agreements. The restructured balance sheets have been derived from the Central Bank Analytical Balance Sheet, as shown below:
     Table No. 28
Selected Central Bank Balance Sheet Data

	2006	2007	2008	2009	2010
	(in millions of Turkish Lira)
ASSET	104,352.4	106,624.8	113,458.8	110,026.3	128,463.5
Foreign Assets	91,464.6	90,891.1	114,963.6	115,414.7	135,575.3
Domestic Assets	12,887.8	15,733.7	-1,504.9	-5,388.3	-7,111.7
Cash Operations	12,242.2	11,023.1	4,872.4	-378.2	134.1
FX Revaluation Account	645.6	4,710.6	-6,377.2	-5,010.1	-7,245.8
IMF Emergency Assistance	0.0	0.0	0.0	0.0	0.0
LIABILITY	104,352.4	106,624.8	113,458.8	110,026.3	128,463.5
Total Foreign Liabilities	62,436.8	51,834.4	58,758.0	59,294.4	57,846.2

	2006	2007	2008	2009	2010
	(in millions of Turkish Lira)
Liabilities to Non-Residents	24,328.3	19,912.8	22,127.6	22,917.4	21,002.9
Liabilities to Residents	38,108.5	31,921.6	36,630.4	36,377.1	36,843.3
Central Bank Money	41,915.6	54,790.4	54,700.1	50,731.9	70,617.3
Reserve Money	41,398.5	46,548.0	62,967.2	64,723.5	75,987.0
Currency Issued	26,815.2	27,429.4	31,743.4	38,340.3	48,937.6
Deposits of Banking Sector	14,419.9	18,920.6	30,941.2	26,178.7	26,806.0
Extra Budgetary Funds	55.4	92.4	142.6	135.6	104.7
Deposits of Non Banking Sector	108.0	105.6	139.4	68.9	138.8
Other Central Bank Money	517.1	8,242.5	-8,266.4	-13,991.6	-5,369.7
Open Market Operations	-1,098.4	3,911.2	-10,125.6	-18,917.4	-10,913.1
Deposits of Public Sector	1,615.5	4,331.2	1,859.2	4,925.8	5,543.4

Source: CBT
     The following table presents key monetary aggregates for the dates indicated:
Table No. 30
Key Monetary Aggregates
(as of year end)

	2006	2007	2008	2009	2010
		(in millions of Turkish Lira)
M1	47,491	52,818	57,675	71,153	93,559
M2	185,145	223,889	281,861	318,719	399,255
M2X (M2 + foreign exchange deposits at commercial banks)	286,544	328,086	409,683	458,040	544,045

Source: CBT
     The following table presents the discount rates of the Central Bank for the dates indicated:
Table No. 31
Discount Rates

Year	Discount Rates
2006	27%
2007	25%
2008	25%
2009	15%
2010	14%

Source: CBT
BANKING SYSTEM
     The Banking Act (Law No. 5411) was prepared in accordance with EU directives and international principles and standards and published in the Official Gazette dated November 1, 2005 (No. 25983), with the aim of:
     • Settling markets to an active, regular and transparent structure;
     • Protecting the rights of the individual customers who use financial services;
     • Settling the Banking Regulation and Supervision Agency’s (“BRSA”) structure, duties and responsibilities to be more sensitive to the market’s needs and more elastic;
     • Performing the functions of regulation and supervision of the activities of banks, financial holding companies, leasing companies, factoring companies, financing companies and outsourcing institutions;

     • Making the management and organization structures of the institutions covered by Law No. 5411 more sensitive, elastic, and open to dialogue;
     • Expanding prudent governance by implementing corporate governance principles;
     • Integrating the Turkish banking system in international markets;
     • Granting the permissions for the establishment and operations of banks, financial holding companies, leasing companies, factoring companies, consumer financing companies and outsourcing institutions as a part of prudential supervision;
     • Establishing a sufficiently flexible regulation and supervision system and regulation structure to answer the changing conditions of the financial markets;
     • Protecting fundamental principles such as transparency and equality between various parts of the financial system;
     • Establishing and generalizing confidence and stability in the financial markets;
     • Predicting risky developments in the financial markets;
     • Decreasing the transaction and intermediation costs in the banking sector;
     • Making the strategies and policies of the BRSA compatible to the road maps of the financial markets; and
     • Establishing the procedures for the exchange of information between the BRSA and related authorities.
     The Turkish banking system is currently regulated and supervised by the BRSA which is an independent and autonomous public entity with administrative and financial autonomy that has supervised banks and other financial institutions since August 31, 2000. BRSA, whose administrative body is the Banking Regulation and Supervision Board (“BRSB”), was established under the Law No. 4389, as amended by the current Banking Law (Law No. 5411) which was approved on November 1, 2005.
     The Savings Deposit Insurance Fund (“SDIF”) is a public legal entity with independent authority and duty to insure savings deposits and resolve instances where the BRSA intervenes in banks through transfer or merger of these banks with another bank, transfer of its shares to third parties, or liquidation. The duties and powers of SDIF are currently regulated by Law No. 5411.
     In addition to the Central Bank (“CB”), 49 banks were operating in Turkey as of the end of 2010, including 13 investment and development banks, 4 participation banks and 30 commercial banks and 2 SDIF banks. As of year-end 2010, of the commercial banks in the sector, 3 were state banks, 10 were private banks and 17 were foreign commercial banks.
     When analyzed by banking groups, it is observed that the share of private banks decreased in favor of state banks from 2007 to 2010. While the share of local private banks in the sector by asset size slightly decreased from 55.7% to 51.9%, the share of foreign banks increased from 14% to 16.5%. During that period, the share of state banks increased from 30.4% to 31.6%.
     Total assets of the Turkish banking system, which was around $303 billion in 2005 has increased 116% and reached $560 billion as of end of 2010. The increase in loans is even sharper. Total loan portfolios have increased 121% during the 2006-2010 period. Non-performing loans, which amounted to approximately $6.1 billion in end-2006, increased to $13.1 billion as of December 2010. The increase in non-performing loans during 2006-2010 period was 98%. The amount of non-performing loans for 2007, 2008 and 2009 was $8.9, $9.2 and $14.6 billion USD, respectively. The amount of provisions set aside for these loans was $10.9 billion in 2010. Securities portfolios also have a significant part on the balance sheets of banks. The total amount of the securities portfolios was $187.3 billion as of December 2010.

     Table No. 32
     Main Figures Of Banking Sector*

Billion USD	2006	2007	2008	2009	2010
Total Assets	353.6	501.5	481.3	560.1	656.5
Loans	155.0	246.4	241.6	263.7	343.1
Securities Portfolio	112.5	142.1	127.5	172.8	187.6
Deposits	218.2	307.8	298.7	345.6	420.4
Own Funds	42.1	65.3	56.8	74.4	87.7

*	Includes the data of participation banks.

Source: BRSA
     The capital structures of the banks in the system were the core of the restructuring program. A three-phase audit was implemented to reveal the capital structures of the private banks. As of December 2010, the average capital adequacy ratio of the whole sector was 19.0%.
     The universal banking system in Turkey allows commercial banks to engage in banking and other financial services. Three of the commercial banks in Turkey are state-owned banks. The major commercial banks are internationally recognized institutions with nationwide branch networks and deposit bases. Banks are permitted to deal in foreign exchange and to borrow and lend in foreign currency. On June 16, 2009, a Council of Ministers decision (No. 14803) regarding the foreign currency lending practices in Turkey was published in the Official Gazette (No. 27260). This new regulation aims to facilitate the foreign currency lending practices of the corporate sector in Turkey by easing restrictions on Turkish companies’ ability to obtain foreign currency loans.
     State Banks
     Priority was given to the financial restructuring of state banks. Simultaneously with the strengthening of their financial structure, operational restructuring studies were initialized. The main objective of the latter is to re-build organizational structure in compliance with the requirements of contemporary banking and international competition.
     As a first step, management of the two state banks was transferred to the Joint Board of Directors. The Board was granted the authority to restructure and prepare the state banks for privatization. In order to reduce their short-term liabilities, state banks obtained liquidity through repo or the outright sale of government securities to the Central Bank and fully eliminated their short-term liabilities (amounting to TL8.5 quadrillion as of March 16, 2001) to private banks and non-bank entities (excluding those to the Central Bank). Fully released from short term and costly funding needs upon the financial support provided within the program, the state banks started to conduct their operations and transactions with a view to competition and profit-maximization. State banks’ deposit interest rates began to be determined uniformly and below the interest rates of the government securities. Thereafter, deposit interest rates of the state banks showed a development parallel to the decrease in interest rates generally.
     State banks have become better at identifying problematic loans and setting aside appropriate provisions for such loans, which increased transparency. The non-performing loans portfolio of the state banks was TL1,405 million and TL1,424 million as of December 2006 and 2007, respectively, and provisions made for these non-performing loans was TL1,328 and TL1,330 million, respectively. In 2008 the non-performing loans portfolio of the state banks was TL1,855 million and provisions made for these non-performing loans were TL1,528 million. In 2009, the non-performing loans portfolio of the 3 commercial/deposit state banks was TL 4,522 million and provisions made for these non-performing loans were TL2,042 million. In 2010 the non-performing loans portfolio of the 3 commercial/deposit state banks was TL3,342 million and provisions made for these non-performing loans were TL2,931 million.
     In order to strengthen the capital structure of state banks, funds in the form of both securities and cash were injected into these banks. As a result, own funds increased to TL10.4 billion as of December 2006, TL11.6 billion as of December 2007 and TL11.7 billion as of December 2008. The equity capital of three commercial/deposit state banks was TL 16.1 million as of December 2010 compared to TL13.6 billion as of

December 2009. Capital injections as well as the increased share of Treasury papers carrying zero risk-weight contributed to the increase in capital adequacy. The state banks determine lending rates while taking into account funding costs in order to achieve efficiency and profitability.
Table No. 33
Consolidated Balance Sheet of State Banks

			Million TL						% Share
	Dec.	Dec.	Dec.	Dec.	Dec.	Dec.	Dec.	Dec.	Dec.	Dec.
	2006	2007	2008	2009	2010	2006	2007	2008	2009	2010
Assets
Cash & Claims on Banks	6,641	5,125	15,819	16,858	19,072	6.2	4.2	10.2	9.10	9.2
Securities Portfolio	58,839	59,188	73,902	88,730	72,553	54.9	48.8	47.5	47.8	35.0
Loans	28,289	38,689	54,954	67,191	100,171	26.4	31.9	35.3	36.2	48.3
Loans under Follow-Up (Net)	76	94	328	481	411	0.1	0.1	0.1	0.1	0.1
-Loans under Follow-Up	1,405	1,424	1,856	2,522	3,342	1.3	1.2	1.2	1.4	1.6
-Provisions for Loans under Follow-Up (-)	1,328	1,330	1,528	2,041	2,931	1.0	1.0	1.1	1.1	1.4
Duty Losses	—	—	—	—		—	—	—	—	—
Other Assets	13,396	18,293	10,713	12,333	9,239	12.5	15.1	7.1	6.6	4.5
Liabilities
Deposit(1)	84,961	96,644	120,569	139,264	142,900	79.2	79.6	77.4	67.6	69.0
Borrowings from Banks(2)	2,420	2,524	4,041	4,555	13,464	2.3	2.1	2.6	2.5	6.5
Other Liabilities	9,501	11,480	14,910	27,250	23,557	8.9	8.7	12.5	17.3	11.4
Shareholders’ Equity	10,359	11,601	13,690	14,910	27,233	9.7	9.6	7.5	8.6	13.1
Balance Sheet Total	107,241	121,390	155,734	185,593	207,174	100.0	100.0	100.0	100.0	100.0

(1)	Interbank-Deposits are excluded.

(2)	This item includes Interbank Deposits and Interbank Money Market transactions.

Source: BRSA
     In the aftermath of the restructuring of state banks, a positive impact in financial and operational restructuring became observable in the profitability performance of the state banks. As of December 2006, the total profit of state banks was TL2,964 million (Ziraat Bankasi TL2,100 million and Halk Bankasi TL863 million) and as of December 2007, the total profit of state banks was TL3,482 million (Ziraat Bankasi TL2,351 million and Halk Bankasi TL1,131 million). As of 2008, the total profit of state banks was TL 5,142 million (Ziraat Bankasi TL2,134 million and Halk Bankasi TL1,018 million) and in 2009, the total profit of these banks reached TL5,142 million (Ziraat Bankasi TL 3,511 and Halk Bankasi TL 1,631). As of December 2010, total profit of these banks was TL 5,722 million (Ziraat Bankasi TL 3,712 and Halk Bankasi TL 2,010).

     The SDIF Banks
     After the BRSA began operating on August 31, 2000, the administration of 13 banks was assumed by the SDIF, in addition to the 8 banks already existing under its administration. As of December 2009, one bank was under the administration of the SDIF. The SDIF banks were subjected to an intensive financial and operational restructuring process following their takeover, including the following:
•	short-term liabilities were liquidated;

•	FX open positions were considerably reduced;

•	deposit rates were decreased and brought in line with market rates;

•	deposit and FX liabilities were transferred to other banks; and

•	branch and personnel numbers were cut down to reasonable levels.
     A sum of $21.7 billion was required for the financial restructuring of banks that were taken over by the SDIF. Of this amount, $17 billion was obtained from public sector resources and the remaining $4.7 billion from private sector resources (i.e., from the SDIF’s own resources). A considerable portion of the SDIF’s income comes from insurance premiums collected from banks. Cash penalties, collections, income generated from bank sales and deposits which have been subject to prescription constitute other sources of income for the SDIF. A portion of the funds stated above have been used for repayment or transfer of the SDIF banks’ deposit liabilities amounting to $26 billion.
     With a view to accelerate the resolution of the SDIF banks, their deposits and foreign exchange liabilities were transferred to other banks. An important portion of the SDIF banks’ deposits were sold to other banks through a series of auctions, backed by matching government securities portfolios. Auctions were realized within a separate bidding process for pools of TL and foreign exchange deposits in 5 stages. As a result of these auctions, TL479 trillion in Turkish Lira and $2,587 million in foreign exchange denominated deposits were transferred to 8 private banks.
     In order to eliminate SDIF’s short-term liabilities and settle and reschedule the debts of Cukurova Group and to accelerate the sales process for Yapi Kredi Bank, three separate supplementary agreements were executed. The agreements between Cukurova Group and each of the BRSA and SDIF, which were signed in August 2004, remain in effect. In January 2005, it was announced that Cukurova Group and Koç Finansal Hizmetleri A.S. (“KFH”) signed a protocol to begin talks regarding a potential sale of the shares of Yapi Kredi Bank. On May 8, 2005, Cukurova Group and KFH entered into a definitive share purchase agreement for the purchase of 57.4% of the shares of Yapi Kredi Bank held by Cukurova Group and the SDIF. On August 11, 2005, it was announced that BRSA approved the transfer of Yapi Kredi Bank shares to KocBank and, on September 28, 2005, it was announced that KocBank completed the acquisition of 57.4% of shares of Yapi Kredi Bank. The remaining debt of the Cukurova Group to Yapi Kredi Bank is expected to be repaid over the next 10 years. On November 25, 2005, it was announced that Cukurova Group made an early repayment of approximately $947.2 million of its outstanding debt to SDIF.
     On September 23, 2008, it was announced that SDIF and Çukurova Group were continuing discussion regarding the repayment of debts of Interbank to SDIF. According to the announcement, a broad agreement was reached and a total of $400 million is expected to be repaid by the Çukurova Group. On May 18, 2009, it was announced that SDIF and Cukurova Group reached a final agreement regarding the repayment of debts of Interbank (a total of $398 million) in installments to SDIF.
     On February 6, 2008, SDIF signed a supplementary protocol with Toprak Group. Under this protocol, SDIF discounted some of Toprak Group’s debt as Toprak Group made early repayment of $363 million to SDIF. On July 25, 2008, it was announced that Toprak Group had not fulfilled the requirements of the additional protocol signed on February 6, 2008 and that the process for the seizing of an additional 12 companies of Toprak Group had begun. On August 8, 2009, it was announced that management control of the 22 companies under Toprak Group was transferred to SDIF.
     The SDIF has sold non-related party loans of failed banks through loan auctions and has taken steps to dispose of its holdings of shares in companies and other assets taken over by the SDIF, including the media assets, the cement factories and a mobile-phone operator, Telsim, previously owned by the Uzan Group, the former owner of Imar Bank. The tender for the Gaziantep cement plant was held on April 11, 2006 and Limak Kurtalan Cimento Sanayi won the tender with the highest bid in the amount of $93.25 million. On May 4, 2006, the Competition Board approved the sale of Gaziantep cement plant. The tender for Telsim held on December 13, 2005 was won by Vodafone, which submitted the highest bid of $4.55 billion. On September 28, 2006, it was announced that the SDIF had agreed with Yasar Group (former owner of the Yasarbank) on early repayment of its outstanding debt to the SDIF. According to the agreement, Yasar Group paid approximately $48.4 million and €71.9 million in cash to SDIF on September 28, 2006. On October 4, 2007, it was announced that SDIF would sell ATV-Sabah Group (a media firm) and the final date for prequalification was set as October 15, 2007. On October 11, 2007, it was announced that the tender schedule for this sale was postponed and the deadline for prequalification was postponed to November 9, 2007 due to demands from investors and Bayram (a religious holiday). On October 30, 2007, it was announced that the deadline for prequalification was postponed from November 9, 2007 to November 19, 2007, again, due to demands from investors. On December 5, 2007, only one firm, Calik Group, submitted a bid of $1.1 billion, the minimum price for the assets, and the tender committee accepted the bid. On December 6, 2007, it was announced that SDIF approved the bid of $1.1 billion for ATV-Sabah and submitted the bid to the Competition Board and the Radio and Television Supreme Board (“RTÜK”) for their approval. The sale of ATV-Sabah was approved by the Competition Board on January 10, 2008 and by the RTÜK on February 7, 2008. On February 21, 2008, the SDIF Board approved the sale of ATV-Sabah.
     On January 25, 2008, SDIF signed a protocol with Deniz A.S., the legal representative of EGS Group. Debt of EGS Bank A.S. is envisioned to be liquidated in 12 years. Under this protocol, the company’s assets will be sold after the market value of these assets has increased and/or the collection of revenues has increased as much as possible until sale of the company.
     The long position of the sole SDIF bank, Bayindirbank, was $33 million as of end of 2005. Foreign exchange net open position of SDIF bank was $20 million as of end of 2006, $2 million as of end of 2007 and $1.6 million as of end of 2008. The SDIF banks’ deposit interest rates have been kept in line with the market rates since March 2001.
     On February 22, 2008, it was announced that SDIF had taken over Yasemin Turizm ve Ticaret A.S. to collect losses which were incurred by Interbank A.S.
     On March 9, 2008, it was announced that SDIF would sell the media companies under the control of Erol Aksoy Group. On September 20, 2008, it was announced that SDIF had taken over the media companies of the Erol Aksoy Group, the former controlling partner of Iktisat Bankasi, in response to the breach of the protocol between SDIF and Erol Aksoy Group that was signed on May 9, 2006.
     On November 13, 2008, the Assembly approved a new law (Law No. 5811) that transferred the authority to increase the limit of government guarantee for deposits in the banking system from SDIF to the Council of Ministers for two years. Law No. 5811 was published in the Official Gazette on November 22, 2008 (No. 27062).
     Several claimants have filed claims against the Republic ranging in the amounts of $750 million to $10 billion before the International Center for the Settlement of Investment Disputes (“ICSID”) or under the United Nations Commission on International Trade Arbitration Rules (“UNCITRAL”) alleging either that (a) they have been harmed because the SDIF’s takeover of banks indirectly impaired their investments in companies affiliated with these banks or their shareholders, without adequate compensation, or (b) they have been indirectly harmed because the Republic cancelled certain contracts with companies in which they allege they held investments. The Republic believes that it has meritorious defenses to all of these claims. While the Republic does not believe that such proceedings will in aggregate have a material adverse impact on the Republic, the outcome of these arbitration proceedings is uncertain. Five of the claims against the Republic previously before ICSID and two of the claims before UNCITRAL have been dismissed.
     On April 13, 2010, the SDIF and the Garipoglu Group signed a protocol for the repayment of approximately $307.1 million of the Garipoglu Group’s debts to the SDIF over five years commencing on September 30, 2010. On April 6, 2011, the SDIF announced that it had collected a total of $355.55 million by collecting all of its cash-loan receivables from the Garipoglu Group.
     On March 23, 2010, the SDIF and the Balkaner Group, the former owner of Yurt Ticaret Kredi Bankasi A. Ş., signed a protocol to repay approximately $393.6 million of its debt to the SDIF over seven years commencing in 2011. The Balkaner Group will repay the principal over five years and interest over the remaining two years.
     On November 12, 2010, it was announced that the SDIF and the Caglar Group, the former owner of Interbank, signed a protocol for the repayment of Caglar Group’s debt to the SDIF.
     Private Banks
     With the “Banking Sector Restructuring Program” implemented in May 2001 and finalized in 2004, private banks (excluding development and investment banks, and foreign banks’ branches) strived to have a healthier structure and to reach internationally accepted minimum capital levels. Due to adverse economic and financial developments, the program was further improved by the introduction of a set of new instruments which strengthened the capital of private banks through public support if necessary, establish a legal framework for the restructuring of debts to the financial sector (known as the Istanbul Approach), and establish asset management companies. The legal framework for these instruments (Act No. 4743 on Restructuring of Debts to the Financial Sector and amendments made to current laws) was put into force on January 31, 2002. Provisional Article 4, added to the Banks Act, made it possible for those satisfying certain conditions to receive one time support in the form of the SDIF’s participation in Tier 1 capital or Tier 2 capital (a subordinated loan).
     Detailed explanations of the Bank Capital Strengthening Program and the audit and assessment results of the program were announced to the public through the “Introductory Guide” and the “Progress Report,” both of which aimed to increase the transparency in the banking sector.
     Cash capital increases, adjustment of provisions set aside for non-performing loans, positive changes engendered in the market risk and valuation of securities were considered during the evaluations and accordingly, Vakiflar Bankasi, Pamukbank and Sekerbank were determined to have capital needs. Pamukbank was transferred to the SDIF, Sekerbank’s capital needs were covered in cash by its shareholders, and a subordinated loan providing funds to reach the 9% capital adequacy ratio was extended to Vakiflar Bankasi.
     In order to help private sector companies continue to operate and regain solvency after the financial crises, the Istanbul Approach, and related regulation was issued by the BRSA. In accordance with the “Financial Restructuring Framework Agreements” (“FRFA”) and by tying these agreements to “Financial Restructuring Contracts” within three years from the date of their approval by the BRSA, restructuring or rescheduling of bank receivables became possible. Additional financing to debtors, if necessary, may also be provided under the approach.
     Companies were separated into two “scales” according to the FRFA. The criteria for the “large-scale” companies were determined as follows: the number of registered employees of the company must be above 100, the annual export volume of the company must be above $15 million, the annual turnover must be above TL25 trillion and the audited balance sheet size must be above TL15 trillion. Companies not meeting the above criteria are categorized as medium or small-scale companies. The FRFA was completed in April 2005. To date, 318 companies (of which 217 are large scale companies) have been under the Istanbul Approach with a total of $6.0 billion in contracted loans.
     Regulatory and Supervisory Framework
     Parallel to the financial and operational restructuring of the banking sector, necessary laws and institutional arrangements have been realized. These efforts aimed to strengthen the regulatory and supervisory framework to ensure efficiency and competitiveness in the banking sector and facilitate sound banking practices, thus establishing confidence in the sector. The legal framework in place has become almost fully harmonized with international standards.
     In the process of preparing the Banking Act No. 5411, international standards were considered. The main highlights of the Banking Act No. 5411 include:
•	The BRSA supervision of financial holding, leasing, factoring and consumer finance companies.

•	Conformity with EU Directives in terms of the activities that banks are allowed to perform.

•	Increased transparency of the BRSA.

•	An open partnership structure and a new organizational chart that allow for a more efficient supervision by BRSA.

•	Establishing principles of corporate governance for Turkish banks and financial holding companies.

•	The paid-up capital for establishment of banks cannot be less than TL30 million and increase in capital must be paid in cash free from any collusion and without using internal resources, excluding resources permitted to be added to capital by the related legislation.

•	Disclosure by banks of their up-to-date articles of association on their web sites to increase transparency.

•	The establishment of audit committees within financial institutions to conduct the audit and supervisory functions of their executive boards.

•	Prohibiting against the transfer of resources to finance deficits of funds established by the institutions exclusively for their employees that provide health, social aid and retirement benefits.

•	Grants extended by banks and institutions subject to consolidation in a fiscal year shall not exceed 4% of the bank’s shareholders’ equity. However, half of these grants shall be extended to areas that are exempted from taxes by laws.
     The regulations set forth in Banking Act No. 5411 have been implemented since the end of October 2006. The regulations were prepared by revising the related previous regulations and by making necessary adjustments to be in line with the international codes and standards using European Union Directives, BIS Principles, Corporate Management Principles of OECD, the Acts of European Union Member and candidate Countries. The regulations concentrate on capital adequacy, risk management, lending and subsidiary limits, loan loss provisioning, compliance with International Accounting Standards, independent auditing and cooperation with foreign supervisory authorities. Regulations regarding leasing, factoring and financing companies, independent audit firms, valuation and rating institutions, outsourcing institutions, principles of corporate governance for banks, audit committee and internal systems within the banks, accounting and information systems, capital adequacy and own funds, liquidity are also important for the Turkish banking system.
     With the Regulation on Measurement and Assessment of Capital Adequacy of Banks, published in the Official Gazette No. 26333 on November 1, 2006, in addition to credit risk and market risk, principles regarding operational risk were set forth. Moreover, with this regulation, principles regarding the settlement and commodity risks were added in the regulatory framework. And with Regulation on Banks’ Own Funds, published in the Official Gazette No. 26333 on November 1, 2006, innovative capital instruments were recognized and characteristics of these instruments were set.
     Regulation on Banks’ Corporate Governance Principles is a regulation which came into force as of November 1, 2006 which revised the corporate governance principles of banks according to principles recommended by the Basel Committee.
     Regulation on Banks Internal Systems was published in the Official Gazette No. 26333 on November 1, 2006. The characteristics of the members of the audit committee and standards in order to ensure their independence are set forth by this regulation. Internal audit functions are conducted under a risk-based approach. With this regulation the following are set by the Board: the principles and procedures applicable to the establishment, functioning and adequacy of internal control, risk management and internal audit systems; the units to be established; the activities to be performed; the duties and obligations of senior management; and the reporting to be made to the Agency.
     Regulation on Measurement and Evaluation of Liquidity Adequacy of Banks, prepared by the BRSA Board upon the approval of the Central Bank, was published in the Official Gazette No. 26333 on November 1, 2006. The objective of this Regulation was to regulate the procedures and principles for achievement and maintenance by banks of adequate levels of liquidity in order to satisfy the liabilities attached to their assets.
     Regulation on the Principles and Procedures Related to the Determination by Banks of Qualifications of the Loans and Other Receivables and to the Provisions to be Set Aside was published in the Official Gazette No. 26333 on November 1, 2006. The Regulation determines the principles and procedures for the classification of loans and other receivables of banks according to their characteristics and for the provisions to be set aside for them.
     Regulation on the Procedures and Principles for Accounting Practices and Retention of Documents by Banks published in the Official Gazette No. 26333 on November 1, 2006, requires banks to ensure their operations are in line with Turkish Accounting Standards which are in compliance with IAS’s and IFRS’s. Upon consulting the Associations of Institutions and the Turkish Accounting Standards Board, the following principles and procedures were established by the Board, (i) to ensure uniformity in banks’ accounting systems; (ii) to provide banks accurately record all their transactions; and (iii) to ensure banks timely and accurate preparation of their financial reports in a style and format that will meet the requirements for proper reporting, which is clear, reliable, comparable and suitable for auditing, analysis and interpretation.
     Regulation on Authorization and Activities of the Organizations that Will Conduct Independent Audit at Banks was published in the Official Gazette No. 26333 on November 1, 2006. The purpose of this Regulation was to lay down the principles and procedures related to the authorization, operations and revoking powers of the independent audit firms that conduct the audit at the banks. By this Regulation, the rights and interests of depositors are to be protected by reviewing whether the banks’ transactions are recorded in a correct manner and whether financial statements are prepared in compliance with the provisions of National Accounting Standards.
     Regulation on Authorization and Operations of Valuation Agencies was published in the Official Gazette No. 26333 on November 1, 2006. This Regulation sets forth principles and procedures for the establishment, recognition and operation of independent and impartial valuation agencies which will be authorized to value banks’ assets and liabilities recorded on their balance sheets, banks’ guarantees received in connection with their credits and other receivables, banks’ rights and liabilities arising from their contracts, and banks’ revenues or expenses arising from transactions.
     Regulation on Authorization and Operations of Rating Agencies was published in the Official Gazette No. 26333 on November 1, 2006. With this Regulation, principles and procedures for the establishment, recognition and operations of independent and impartial external credit rating agencies which will be authorized to evaluate credit risks of the banks in terms of the standardized approach in the scope of Basel II were determined.
     Regulation on the Establishment and Operations of Financial Leasing, Factoring and Financing Companies, was published in the Official Gazette No. 26315 on October 10, 2006. With this Regulation, the rules and procedures relating to the establishment, activities, amendments to articles of association, management, merger, dissolution, exchange of shares, limits of operations, accounting, reporting and supervision of these companies were determined.
     Regulation on Outsourcing Activities Banks Receive and Authorization of Institutions That Will Perform the Outsourcing Activities was published in the Official Gazette No. 26333 on November 1, 2006. With this Regulation, rules and procedures of authorization of the institutions which provide services as an extension and complement to main services to the banks and the principles relating to the types of outsourcing services that can be procured are regulated.
     Regulation on the Merger, Division and Exchange of Shares of Banks published in the Official Gazette No. 26333 dated November 1, 2006, set out the principles and procedures applicable to mergers, divisions and exchanges of shares of the banks operating in Turkey. With this Regulation, divisions and exchanges of shares were introduced.
     The Act on Bank Cards and Credit Cards No. 5464 was published in the Official Gazette No. 26095 dated March 1, 2006. The Act was prepared in accordance with the European Union Directives of the European Parliament and the Council of the European Union, “Core Principles of Payment Systems” and “Know Your Customer” reports published by the Basel Committee on Banking Supervision, “40 Recommendations on Money Laundering” principles published by the Financial Action Task Force on Money Laundering (FATF) and opinions of related parties were used. The main highlights of the Law include:
•	Cardholders and institutions establishing card systems, issuing cards and/or making contracts with merchants are subject to the Act.

•	Institutions intending to establish card systems, issue cards or make contracts with merchants must meet certain conditions and receive permission from BRSA. The reasoned decisions for issuance and revocation of operating permissions are to be published in the Official Gazette.

•	Card issuers shall not issue credit cards without a claim or written contract.

•	The Banks Association of Turkey and the Association of Special Finance Institutions shall determine the places where credit card claims can be collected upon the approval of the Agency.

•	If a minimum periodic payment is not paid within the period established by the Act or a judicial fine is levied because of improper card use, all credit cards of the cardholder shall be revoked.

•	Limits on the liability of a cardholder for unauthorized use have been established and a cardholder shall not be liable for more than TL150 24 hours before notification to the issuer.

•	Credit card limits for one individual holder for the first year shall not exceed twice the individual’s monthly average income, up to TL1,000.

•	The institutions subject to this Act shall make their records regarding internal controls, risk management, internal audit systems, and accounting and financial reporting units available for supervision by the Agency. The Agency may revoke the operating permission of any institution not in compliance with these measures.

•	Only the institutions granted permission to establish card systems, issue cards and make contracts with merchants, shall be allowed to perform these activities.

     According to the Act on Bank Cards and Credit Cards No. 5464, Regulation on Bank Cards and Credit Cards was published in the Official Gazette No. 26458 on March 10, 2007. With this regulation, the procedures and principles regarding the issuance, use, clearing and settlement of bank cards and credit cards and licensing and operation of card system organizations and card issuing organizations are determined. In addition, the rules concerning the legal form and general transaction terms of bank card and credit card contracts, operating principles of the institutions in card payments systems, obligations of issuers, card holders and member companies, are set forth.
     An IT audit team was formed by BRSA in 2006 and conducted IT audits of selected banks. According to the regulation regarding “Auditing Bank’s Information Systems by Independent Auditing Institutions”, as of 2006, each bank’s application controls must be audited once a year and its general controls must be audited once every two years. “Communiqué on the Report Format Pertaining to the Audit of the Information Systems to be Installed in the Banks by the Independent Auditing Firms” was published in May 12, 2006 and for the first year of application (2006) all banks’ information systems were audited and reported to the BRSA according to these regulations. Consolidated partnerships of banks were also included in the IT Audit scope in 2007 pursuant to “Auditing Bank’s Information System by Independent Auditing Institutions” regulation. “Communiqué on Principles to be Considered in Information Systems Management in Banks”, published in the Official Gazette on September 14, 2007, defines certain principles about management of information systems of banks.
     These regulations were amended in 2010 by the “IT Audit Subdivision” of the Information Management Department and the following new regulations were adopted: “Regulation On Bank Information Systems And Banking Processes Audit To Be Performed By External Audit Institutions”; and “Communiqué on the Report Relating to Information Systems and Banking Processes Audit to be Performed by External Audit Institutions”. Since 2006 major amendments were made to “Auditing Bank’s Information Systems by Independent Auditing Institutions”, which was renamed “Regulation On Bank Information Systems and Banking Processes Audit to be Performed by External Audit Institutions”. Also, some minor changes applied to the “Communiqué on the Report Format Pertaining to the Audit of the Information Systems to be Installed in the Banks by the Independent Auditing Firms” and this regulation was renamed “Communiqué on the Report Relating to Information Systems and Banking Processes Audit to be Performed by External Audit Institutions”. In 2010, the BRSA issued Circular of Management Representation (30.07.2010 and code BSD.2010/3), effective from 2011, which requires banks to submit written representations to the external auditor concerning, among other things, effectiveness, adequacy and compliance of the bank’s internal controls. The BRSA started its own planned audit activities in 2009 using approved guidelines with the following predefined types of audit: pre-examination (in accordance with the Pre-Examination Engagement Guideline), which includes selected COBIT control objectives, bank internal systems assessment, bank It complexity/dependence assessment and URSIT Ratings (Component/Composite); on-site examination (in accordance with the On-site Examination Components Guideline and Onsite Examination Guide-Control Objective Based), which includes COBIT control objectives and COBIT Assurance guide; and product based examination (in accordance with the Product Based Examination Guideline). The IT Audit group carried out 6 pre-examinations as of August 2010.
     The IT Audit group carried out audits of 3 banks in 2008, 4 banks in 2009 and 3 banks and 1 factoring firm in 2010. The IT Audit group plans to finish at least 2 on-site bank examinations by the end of 2011.
     The IT Audit group also oversees the activities of banks and external auditors regarding various IT audit activities, such as authorization issues, general oversight of external audit institutions, the evaluation of independent IS Audit reports (which aree reports prepared by the independent audit firms following the performance of an IT audit) and actions taken by banks in response to audit findings.
     The BRSA developed an online monitoring system (BADES) by which the BSRA monitors the activities of external audit institutions, audit findings and the semiannual reports filed by banks on corrective actions they have taken to remove control deficiencies.
     In 2009, 9 regulations and 5 communiqués were amended in line with the Law No. 5411. The amendments covered a wide range of issues, including the establishment and operations of banks, protective provisions, financial reporting, non financial institutions, bank and credit cards and other provisions.
     In 2010, 6 regulations and 2 communiqués were amended in line with the Law No. 5411. The amendments addressed the establishment and operations of banks, loan transactions, corporate governance, liquidity adequacy and bank and credit cards.

     On September 30, 2010, the BRSA adopted Board Resolution No. 3875, which regulates the issuance of bills and bonds by banks. Taking into consideration the required follow-up of areas which experience rapid growth potential and important risk concentration and taking prudential measures on those areas, the principles and procedures to be applied in TL-denominated bond-bill issue of banks without considering whether or not they are supplied to public, during the observation of emerging private bond/bill market, are determined by this Board Resolution. The Resolution incorporates a dynamic mix of equity, saving deposit, asset size and capital adequacy ratio in order to limit the amount of bonds to be issued by the banks.
     On December 16, 2010, the BRSA adopted Board Resolution No. 3980, effective as of January 1, 2011, which limits consumer loans mortgaged by residential real estate to 75% of the value of the real estate subject to the mortgage and limits commercial loans extended for the purchase of commercial real estate to 50% of the value of such real estate.
CAPITAL MARKETS
     Capital markets deregulation was undertaken as part of overall financial sector reform. The objectives of these reforms were several: to secure transparency, confidence and stability in the capital markets; to contribute to the private sector’s more effective utilization of capital markets; to bring market discipline to State Owned Enterprises (“SOEs”) and strengthen the process of their restructuring; to facilitate local government financing in capital markets; to develop new instruments, institutions and markets to reduce the costs of credit and funds allocation; to deepen the financial markets; to contribute to the participation of the public at large in investment activity; and to reach the standards of developed nations in financial structure and practice.
     The Capital Market Law was enacted in 1981 to adapt the legal framework to world markets, and one year later, the regulatory body responsible for the supervision and regulation of the Turkish securities market, the Capital Markets Board (the “CMB”), was established. In 1983, a decree law came into effect to restructure the stock exchanges and secondary securities markets. The İstanbul Stock Exchange (the “ISE”) was established in 1986. In 1989, the foreign exchange regime was amended to allow non-residents to invest in Turkish securities and allow residents of Turkey to invest in foreign securities.
     The Capital Market Law was amended in 1992 and new instruments were introduced such as repurchase agreements, futures and options contracts, convertible bonds, asset-backed securities and non-voting shares. The law also prohibits insider trading activities and manipulation, and provides penalties in judicial fines and two to five years imprisonment.
     Prospective securities issuers, including SOEs and municipalities, now fall within the scope of the CMB’s “Registration System” and all are subject to common disclosure requirements. Prospectuses disclosures must be in accordance with EU directives. A new communiqué became effective in 2009 to regulate the establishment and activities of asset finance funds, and provide guidance related to registration and issuance of asset backed securities and the related public disclosure requirements.
     Mutual funds, including those established by non-bank financial institutions, have been differentiated based on portfolio structure. To encourage individuals to invest in the capital markets, withholding tax will not be applicable for the income derived from the disposal of participation certificates of investment funds of which 51% of their portfolio is comprised of shares certificates trading on the ISE provided that the holding period is more than one year. Further, the withholding tax rate is set as 0% for non-resident individuals and companies. As of the end of 2010, the number of mutual funds offered to the public equaled 485 and total net asset value of these mutual funds equaled TL 30.9 billion.
     Securities investment trusts, real estate investment trusts and venture capital investment trusts are other types of institutional investors subject to the Capital Market Law. To improve institutional investors, the Government has exempted these investment trusts from corporate tax. As of the end of 2010, the number of listed securities investment trusts equaled 31, listed real estate investment trusts equaled 21 and listed venture capital investment trusts equaled 2. The total net asset value of securities investment trusts equaled TL 750 million, the total net asset value of real estate investment trusts equaled TL 13.9 billion, and the total net asset value of venture capital investment trusts equaled TL 163 million.

     Rules regarding margin trading, borrowing and lending securities and short-selling had been promulgated in December 1994 and were revised in 2003 with a new communiqué. In March 1996, principles for the issuance of securities by non-residents were introduced which are regulated by the CMB. The Capital Markets Law also authorizes the CMB to regulate the establishment and operations of institutions that operate in the futures markets. In June 1998, a communiqué establishing certain principles regarding capital and capital adequacy requirements of investment firms was published by the CMB and has been revised according to developments in the sector. Moreover, the CMB made regulations pertaining to internal auditing systems and principles regarding public disclosure by intermediary institutions in order to strengthen financial and operational structure of investment firms.
     Regarding credit rating agencies, a revised communiqué complying with IOSCO Code of Conduct Fundamentals for Credit Rating Agencies (2003) was published by the CMB in July 2007. This communiqué includes provisions for the rating activities including credit rating and the rating of compliance with corporate governance principles. Currently, four internationally recognized rating agencies (S&P, Moody’s and Fitch for credit rating; RiskMetrics for rating of compliance with corporate governance principles) and 6 national rating agencies are authorized by the CMB.
     The 1999 amendments to the Capital Market Law introduced new provisions to the markets, including minority rights, interim dividends and dematerialization of capital market instruments. In addition, the amendments to the Capital Market Law call for the establishment of a central registry, an investor protection fund, a capital market training, research and licensing institute, the creation of the Turkish Association of Capital Market Intermediary Institutions and the formation of a Turkish Accounting Standards Board.
“Regulation Regarding the Establishment and Operating Principles of the Central Registry for Dematerialized Securities” became effective in June 2001 and the Central Registry Agency (CRA) was established as a private entity in 2001. The principles regarding dematerialized securities were finalized in 2002. The dematerialized system became operational for equities traded on the ISE in 2005 for mutual fund certificates and corporate bonds in 2006 and for commercial papers in 2007 and for bank bills in 2009. Additionally, the dematerialized system for government bonds will soon be finalized.
     The regulation concerning the principles for the licensing of staff of financial intermediaries who engage in capital markets activities became effective in August 2001 and licensing exams began in September 2002. Nine different types of examinations are prepared and organized by the Board: Capital Market Activities Basic Level, Capital Market Activities Advanced Level, Clearing and Operation Officers, Derivative Instruments, Real Estate Appraisers, Credit Rating Specialist (since September 2005), Corporate Governance Rating Specialist (since September 2005), Independent Auditing in Capital Markets (Since September 2007) and Residential Real Estate Appraisers (since January 2008). As of the end of 2010, 32,858 licenses have been granted.
     Pension funds began to operate in October 2003. As of the end of 2010, the number of pension funds offered to the public equaled 140. The total net asset value of these funds equals TL 12.007 billion.
     Adoption of international standards is seen as a crucial issue for both enhancing integrity in the capital markets and attracting domestic and foreign investors. In line with this objective, important steps have been taken in the areas of accounting and auditing standards. Currently International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) are adopted for financial reporting of listed companies, intermediary institutions and portfolio management companies. Similarly, the communiqué regarding auditing standards for securities market companies and institutions is in line with International Standards on Auditing issued by the International Federation of Accountants (“IFAC”). There are 92 authorized audit firms operating in Turkish capital markets and about half of them have an international membership.
     In March 2007, a new law amending several laws related to the housing finance system was published. This law established the rules regarding securitization and covered bonds and reformed many laws including the consumer protection, foreclosure, bankruptcy, and tax laws in order to create a more convenient legal environment for securitization. In the last two years, five Bylaws of CMB were drafted and published covering mortgage and asset backed securities, mortgage and asset covered bonds and real estate appraisal companies which would serve the issuers and investors of these securities. The Capital Market Law is amongst the laws amended by the aforementioned law. With the amendments, mortgage covered bonds and asset covered bonds were introduced, as well as regulations regarding appraisal companies/appraisers, housing finance, housing/asset finance funds, mortgage finance corporations, the Association of Appraisal Specialists of Turkey, the gradual liquidation of mortgage finance corporations, and criminal penalties and administrative fines were established. The regulations regarding housing finance are expected to deepen the capital markets and allow more citizens to access housing finance, lowering the funding cost of market participants through diversified and enlarged funding solutions.
     With progress in the introduction of a mortgage market, a particularly important area has been real estate valuation. Adoption of International Valuation Standards aims at harmonization with EU and international implementations and the acceptability of Turkish valuation reports in the international markets.
     The regulation regarding the establishment of operational principles for an organized market for SMEs became effective on March 18, 2003. In July 2003, the Capital Markets Board issued Corporate Governance Principles, which used the OECD principles as a benchmark and were updated in 2005 in accordance with the OECD revisions. Implementation of these principles is based on the generally accepted “comply or explain” approach. Moreover, a corporate governance index was established by ISE at the end of August 2007. By the end of 2009, the index was composed of 33 companies, that have a corporate governance rating of at least 7 out of 10.
     In 2006, hedge funds were regulated, whereby a definition of qualified investors was introduced to the system. As the end of 2010, 7 hedge funds registered with total net asset value of TL 205.1 million. Moreover, in 2006, a regulation enabling the functioning of “funds of funds” was issued. As of the end of 2010, the number of exchange traded funds offered to the public equaled 12 and funds of funds equaled 3. The total net asset value of exchange traded funds equals TL 257.3 million and the total net asset value of funds of funds equals TL 13.6 million. In 2007 regulations related to guaranteed and capital protected funds became effective and in 2009 the related regulation was amended to introduce umbrella fund structure for capital protected and guaranteed funds. As of the end of 2010 the number of capital protected funds offered to the public equaled 117 and guaranteed funds equaled 23. The total net asset value of capital protected funds equals TL 1.929 million and the total net asset value of guaranteed funds equals TL 396 million.
     In 2005, the Turkish Derivatives Exchange began operations in Izmir as the first derivatives exchange in Turkey. Contracts traded on this exchange consist of commodity futures (cotton, wheat), interest rate futures, gold futures, foreign exchange futures and index futures. The position transfer process became effective at the end of 2009. For options to be traded on Turkish securities markets, the work on establishing technical infrastructure and preparing regulatory framework are still continuing.
     The amount of private sector securities issued equaled TL 7,38496 million in 2005 and increased to TL. 43 billion in 2010 As of year-end 2010, the total traded value of securities reached TL 636 billion. As of December 31, 2010, total market capitalization was TL 473 billion. The upward movement of market indices both in terms of Turkish Lira and US Dollar, which started in 2003 continued until 2007 and due to the global crisis, followed a downward trend in 2008, and then picked up in the following year. ISE Share Price Index-100 decreased by 52% in 2008 to 26.864, but rose by 97% in 2009 to 52.852 and 25% in 2010 to 66.004. The total traded value in the ISE Stock Market amounted to TL 332 billion (US $261 billion) in 2008, TL 475 billion (US $308 billion) in 2009 and this figure increased to TL 636 billion (US$426) in 2010. After a minor yearly rise of 5% in 2006, total market capitalization of ISE companies in TL terms increased by 46% in the year 2007 (USD 290 billion) when compared to the amount in 2006 (USD 164 billion). Following a drop of 46% in 2008 (USD 120 billion), market capitalization in 2009 rose by 92% (USD 236 billion) on a yearly basis and rose another 31% (USD 308 billion) in the year 2010.
     In spite of the negative effects of the global financial crisis of 2008, the ISE Bonds and Bills Market continued to develop. The total annual traded value increased from its level of TL 3.40 trillion (US $2.2 trillion) in 2009 to 3.46 trillion (USD 2.3 trillion) in 2010, while the daily average traded value amounted to TL 13.8 billion (US $9.2 billion). The total traded value increased by 5% to US $2.3 trillion on a US$ basis compared to the previous year. Of the total traded value for 2010, 17.04% was realized over the counter and 82.86% was realized on the ISE Bonds and Bills Market.
     As of December 31, 2010, there were 103 investment firms licensed to trade on stock markets and 41 banks and 103 investment firms licensed to trade on other securities markets at ISE. In addition, there were 97 intermediary institutions (banks, investment firms, futures investment firms) licensed to trade on TURKDEX.
     A department was established within the ISE in March 2009 to launch and operate the Emerging Companies Market (ECM) in order to create a transparent and organized platform where securities, issued to raise funds from the securities markets by companies with growth and development potential, can be traded. In 2010, appropriate rules and regulations were finalized and market consultants have been appointed accordingly. Additionally, within the framework of the restructuring of the ISE Stock Market segments, the Collective Products Market was established as a listed market where the shares of investment trusts, real estate investment trusts, and venture capital investment trusts as well as the participation certificates of exchange traded funds, warrants, and other structured products are traded.
     The work carried out by the CMB and other related institutions in order to start the trading of warrants, on the ISE Stock Market was finalized and the Communique on Principles Regarding Registration with the Capital Markets Board and Sale of Covered Warrants was promulgated. Subsequently, covered warrants began to be registered with the CMB and are traded on ISE-Collective Products Market as of August 13, 2010. Warrants allow market participants to hedge their portfolios against market volatilities with a limited risk feature.
     The ISE was recognized as a “Designated Offshore Securities Market” by the U.S. Securities and Exchange Commission in 1993 and was designated as an “appropriate foreign investment market for private and institutional Japanese investors” by the Japan Securities Dealers Association in 1995. Likewise, the ISE has been approved by the Austrian Ministry of Finance as a regulated market in accordance with the regulations of the Austrian Investment Fund Act in 2000.
     ISE Settlement and Custody Bank Inc., namely Takasbank, is “the Clearing and Settlement Center” for the Istanbul Stock Exchange, “the Clearing House” for the Turkish Derivatives Exchange, the custodian for the pension funds and “the National Numbering Agency of Turkey”. Also, Takasbank is a specialized bank established under the Turkish Banking Law and incorporated as a non-deposit taking investment bank dedicated to securities services in Turkey. Having banking capacity, Takasbank provides its members with a money market facility and banking services including cash credits, securities lending and cross-border settlement and custody services via SWIFT and correspondent accounts.
     In 1995, Takasbank was granted the title of “Eligible Foreign Custodian” by the SEC and was designated as an “Approved Depository” by the Securities and Futures Authority of the United Kingdom Also, the Japan Securities Clearing Corporations and Japan Securities Depository Center recognized Takasbank as an eligible depository conforming to the standards predetermined by these institutions. With the completion of dematerialization, beginning on November 28, 2005, Takasbank handed over its central depository function for securities to the CRA, in which Takasbank is both a main shareholder with 65% and a systems developer.
     The following table shows market activity in the Turkish capital markets for the periods indicated:
Table No. 35
Securities Markets Activities

	2006	2007	2008	2009	2010
Securities Issued (in millions of TL)	20,304	10,542	27,349	42,350	42,946
Outstanding Securities (in millions of TL)	293,428	307,535	338,817	400,691	439,476
Private	41,058	52,225	63,989	70,686	86,634
Public	252,370	255,310	274,827	330,004	352,841
Traded value on the ISE Markets (in millions of TL)
Stock Market	324,131	387,777	332,604	474,611	635,664
Bonds and Bills Market	2,920,573	2,935,118	3,236,312	3,399,583	3,458,517
Off-exchange bonds & bills transactions	705,774	725,889	680,393	714,411	710,433
Stock Market Capitalization (in millions of TL)	230,038	335,948	182,025	350,761	472,553
ISE National 100 Index (on TL basis)	39,117	55,698	26,864	52,852	66,004
Number of Companies Traded	316	319	317	315	338

Sources:	Capital Markets Board, ISE, Undersecretariat of Treasury, Privatization Administration.
PUBLIC FINANCE
GENERAL
     In the course of EU accession negotiations, Turkey has reformed its public financial management in accordance with EU practices and improved budget coverage, formulation, execution, accounting, audit and procurement. The main change is the introduction of the Public Financial Management and Control Law (“PFMC Law”), adopted by the Turkish Parliament (Turkish Grand National Assembly or “TGNA”) in December 2003 (Law No. 5018, as amended in 2005, Law No. 5436). Enactment of the PFMC Law marked a defining moment, providing a new legal framework for modern public financial management and accountability. Throughout this Law, key concepts of the modern public financial management system such as managerial responsibility models, effective and efficient use of resources, strategic planning, performance based budgeting, multi-year budgeting framework, accountability, fiscal transparency, modern internal audit/control and external audit practices have been put into practice. Several other reform laws have been enacted, including the Special Provincial Administration Law, Metropolitan Municipalities Law and The Municipalities Law.
     The public sector in Turkey includes central government agencies, social security institutions (“SSIs”), local governments (provincial governments, municipalities and villages), financial and non-financial state owned enterprises (“SOEs”) and extra-budgetary funds (“EBFs”). The PFMC Law covers central government agencies, social security institutions and local governments which are referred to as the “general government”. All general government agencies prepare their own budgets. The central government consists of three types of agencies: (1) general budget agencies which are government entities, (2) special budget agencies which are public administrations affiliated or related to a ministry which perform a specific public service, to which revenues are allocated, and which are authorized to spend from such revenues, with the establishment and operation principles arranged through special laws and (3) regulatory and supervisory agencies which are established in the form of boards, agencies or supreme boards (agencies which are given a high degree of autonomy) by special laws.
     The PFMC Law has been fully implemented and covers public financial management and control at all levels of government. Yet, there are some exceptions for the regulatory and supervisory agencies. PFMC Law requires in many instances secondary legislation for its implementation, most of which has been completed.
     The budgeting process, accounting system, internal and external audits have each been amended to be in line with the PFMC Law.
     Budgeting
     The new system modernizes the budgeting process according to international standards. The central budget remains the pivotal point of the public finances and is prepared according to a schedule common to OECD countries. There is a rolling multi-year budget framework covering the budget year and the following two years. The annual budget law is accompanied by the appropriation indicators for the following two years. The fiscal year is the calendar year.
     As an initial step of the preparation of the Central Government Budget, a medium-term program is prepared by the Undersecretariat of State Planning Organization (“SPO”) covering macro policies, principles, targets and main economic indicators in the context of development and strategic plans and the requirements of general economic conditions and is adopted by the Council of Ministers. A medium term fiscal plan, consistent with the medium term program is prepared by the Ministry of Finance (“MoF”) and it includes total revenue and total expenditure projections, budgetary targets and proposed budget appropriation ceilings for public administrations for the following three years and is endorsed by the High Planning Council. These documents set the framework for the budget discussions and negotiations with relevant ministries (the MoF and the SPO) and spending agencies, before political reconciliation in the Cabinet and the Parliament.
     The annual budget process of administrations begins in June with the Budget Call prepared by the MoF. Budget revenue and expenditure proposals are prepared by the administrations and reviewed by the MoF. The general budget revenue proposal is prepared by the MoF and the revenue proposals of other budgets are prepared by the relevant administrations. The investment proposals of public administrations are evaluated by the SPO. Central Government Budget Draft Law together with supporting information is prepared by the MoF and submitted to the Parliament in mid-October. Following debate, the Annual Budget Law is approved by the Parliament and promulgated by the President in December.

     The approved budget is implemented through a unified treasury system and the closing accounts are presented shortly after the end of the budget exercise. A detailed audit report is submitted to the Parliament before closing the accounts of the SSIs, EBFs and local governments.
     To align the accounts with the Government Financial Statistics (GFS) standards, the budget codification system is being overhauled. Each spending item is identified in the analytical budget classification system consisting of institutional, financial, economic and functional terms, and budgets and budget reports are compiled according to this codification system. The new codification system has been gradually applied to all general government entities since 2006.
     Each of the SOEs adopts an annual financial program, which is approved by the Council of Ministers. Although separate budgets for the SOEs do not exist in the Central Government Budget, there are sections in the budget of the Treasury for capital transfers to and duty losses of the SOEs.
     The preparation and the implementation of the budgets of SSIs and local administrations and their other financial transactions are subject to the provisions of the relevant laws without prejudice to the provisions of the PFMC Law. Social security institutions and local administrations prepare their own budgets that are approved by their own board of directors/councils.
     Accounting
     Public revenues and expenditures are indicated on the accounts of the fiscal year of their accrual.
     Establishing a uniform accounting system for general government and supervision of the system are the responsibilities of the Ministry of Finance’s General Directorate of Public Accounts. The accounting services are responsible for collecting revenue, ordering payments and recording the financial transactions of the line ministries and agencies (Article 61 of the PFMC Law). Accounting services of the public administrations within the scope of the general budget are performed by the accounting offices affiliated to the MoF. Moreover, there are three accounting offices affiliated with the Undersecretariat of Treasury; namely, Accounting Office for Foreign Payments, Accounting Office for Domestic Payments and Accounting Office for State Debts. The Ministry of Finance is responsible for compiling, consolidating and disseminating accounting data and financial statements for the central government on a monthly basis as defined in the PFMC Law.
     The accounting and reporting standards for general government are set by the State Accounting Standards Board, which is established within the Ministry of Finance. The Ministry of Finance sets rules for the preparation of the final accounts and supervises the compilation.
     The draft of the Final Accounts Law is prepared by the MoF and submitted to the Parliament by the Council of Ministers within six months of the end of the fiscal year and a copy is sent to the Turkish Court of Accounts (TCA). The TCA submits a General Conformity Statement to the Parliament no later than 75 days thereafter. The draft of the Final Accounts Law is deliberated by the commissions of Parliament together with the Central Government Budget Law.
     Currently the main fiscal policy indicators are the overall balance and primary balance of the central government budget. In order to submit fiscal notifications to the European Commission, huge efforts have been made to prepare accounts in accordance with ESA 95 standards. The ambition is to produce accounts in accordance with ESA 95.
     Internal Audit
     The PFMC Law requires each public administration to assign internal auditors. Internal auditors within the line ministries and agencies will be made responsible for system, performance, financial, compliance and IT audits. The internal auditors are required to report to the head of the agency. For 2010, 1369 internal auditor position were reserved; currently 774 are appointed.
     External Audit
External audit is regulated by the Law on the TCA. Article 68 of the PFMC Law and amendments to the TCA which specify that the TCA may audit all general government organizations (central government agencies, local governments and SSIs), public enterprises and their subsidiaries, other public administrations and companies in which the Republic has more than a 50% interest. TCA’s independence is secured. TCA prepares its own budget and presents it to Parliament directly. It decides on its own audit program. The president and the members of the court are elected by the parliament. The tenure of members and auditors continues until the age of 65. The president, members and auditors cannot be appointed to another position without their consent. Members may be asked to retire or may resign only due to criminal conviction or for medical reasons. The TCA is responsible for the financial, compliance and performance audits of the general government agencies. At present, the TCA predominantly carries out compliance audits, the results of which are held through a judicial procedure. The TCA also submits a report to the Parliament on the general conformity on the fiscal transactions of the central government through a financial audit. Both types of reports are published and publicly available. In order to enhance the capacity of the TCA for the external audit areas, the TCA has established a twinning project with the British National Audit Office and conducted a number of training exercises for staff. Moreover, new law on the TCA adopted by the Parliament in December 2010 aligns the TCA’s responsibilities with the PFMC Law.
CENTRAL GOVERNMENT BUDGET
     The Turkish budget classification system is called the Analytical Classification-Code System. Since 2004, the budget data has been disseminated according to the Analytical Classification-Code System.
     On March 8, 2006, a Government decree reduced the VAT collected from textile products to 8% from 18% was published in the Official Gazette (No. 26102), which became effective on March 9, 2006. Furthermore, the corporate income tax, levied on the income and earning derived by corporations and corporate bodies, was reduced to 20% from 30% beginning on January 1, 2006 in accordance with a 2006 decree (Official Gazette, No. 26205).
     The economic program within the framework of the Stand-By Arrangement has been focusing on debt reduction through the high primary surpluses, retained by 6.5% of GNP8 primary surplus target for public sector during the program period. Fiscal policy remained prudent in the economic program period.
     In 2006, estimated central government budget revenues were YTL160,326 million and estimated expenditures were YTL174,322 million which generated a budget deficit of YTL13,996 million. The results show that at the end of 2006, budget revenues and expenditures were realized at YTL173,483 million (22.9% of GDP) and YTL 178,126 million (23.5% of GDP), respectively. The budget deficit was 4,643 million, representing 0.6% of GDP and the primary surplus was YTL41,320 million, representing 5.4% of GDP.
     Central government revenues reached YTL190,360 million at the end of 2007 (22.6% of GDP). Central government budget expenditures totaled YTL204,068 million (24.2% of GDP), of which YTL155,315 million were primary expenditures (18.4% of GDP). As a result, a primary surplus of YTL35,045 million was reached, representing 4.2% of GDP as well as a budget deficit of YTL13,708 million, representing 1.6% of GDP (Table No. 36).
     The 2008 budget was drawn up with the aim of achieving a primary surplus target for the consolidated government sector equivalent to 4.2% of GDP. However, with the announcement of the medium term fiscal framework on May 3, 2008, the primary surplus target for 2008 was reduced to 3.5% of GDP from 4.2% to accommodate recent policy initiatives such as labor market reform, local government reform and expediting investments in high yielding infrastructure projects.
     Central government revenues reached YTL209,598 million (22.1% of GDP) in 2008. Primary expenditures and total expenditures were YTL176,369 million (18.6% of GDP) and YTL227,031 million (23.9% of GDP), respectively. As a result, a primary surplus of YTL33,229 million was reached which corresponds to 3.5% of GDP. The budget deficit in 2008 was YTL17,432 million representing 1.8% of GDP (Table No. 36).
     In 2009, due to the global economic slowdown the fiscal outlook of Turkey declined because of the decrease in tax revenues and the impact of measures taken to stimulate the economy. As a result, central government revenues and expenditures were realized at TL215,458 million (22.6% of GDP) and TL268,219 (28.2% of GDP) million, respectively. The budget deficit was TL52,761 million, representing 5.5% of GDP and primary surplus was TL440 million, representing 0.04% of GDP (Table No. 36).

[8]	Determined according to 1987 based GNP series.

     The Medium Term Program 2010-2012 (the “MTP”) announced in October 2009 introduced the exit strategy to gradually restore fiscal balances. In the context of the MTP, it was envisaged to rescind the temporary measures which were adopted during the global financial crisis and to implement additional fiscal policies. Beyond restoring fees levied on consumer loans to pre-crisis level, increasing the fee and stamp taxes rate above the inflation rate and actualizing real estate revaluation rates, new measures such as the introduction of an annual operation fee on bank branches were adopted. As a result of these fiscal measures, along with the rapid economic recovery in 2010, the provisional central government budget revenues and expenditures reached TL254,277 million (23% of GDP) and TL294,359 million (26.7% of GDP), respectively, in 2010. Rising tax revenues and commitment to fiscal discipline on the expenditure side improved the central government budget balance. As of December 31, 2010, the budget deficit was TL40,081 million, representing 3.6% of GDP, and the primary surplus was TL8,217million, representing 0.7% of GDP.
Table No. 36

	2006	2007	2008	2009	2010
				(in millions of Turkish Lira)
CENTRAL GOVERNMENT BUDGET REVENUES	173,483	190,360	209,598	215,458	254,277
I. GENERAL BUDGET REVENUES	168,547	184,803	203,027	208,610	246,051
Tax Revenues	137,480	152,835	168,109	172,440	210,560
Direct Taxes	43,258	51,844	59,023	61,133	66,566
Indirect Taxes	94,222	100,991	109,086	111,308	143,995
Other	31,066	31,968	34,918	36,170	35,492
Non-Tax Revenues	26,970	24,043	24,955	33,318	31,150
Capital Revenues	1,841	6,080	9,114	2,044	3,376
Grants and Aids	2,255	1,845	850	807	966
II. REVENUES OF SPECIAL BUDGET AGENCIES	3,530	3,972	4,825	5,037	6,333
III. REVENUES OF REG. & SUPERVISORY INSTITUTIONS	1,407	1,585	1,747	1,811	1,893
CENTRAL GOVERNMENT BUDGET EXPENDITURES	178,126	204,068	227,031	268,219	294,359
PRIMARY EXPENDITURES	132,163	155,315	176,369	215,018	246,060
Personnel Expenditure	37,812	43,569	48,856	55,947	62,315
Social Security Contributions	5,075	5,805	6,408	7,208	11,063
Purchase of Goods and Services	19,001	22,258	24,412	29,799	29,185
Interest Payments	45,963	48,753	50,661	53,201	48,299
Domestic Interest Payments	38,659	41,540	44,516	46,762	42,148
Foreign Interest Payments	6,662	6,403	5,738	6,318	5,982
Discount and Short Term Transactions	642	811	406	121	168
Current Transfers	49,851	63,292	70,360	91,976	101,857
Duty Losses	7,245	1,401	2,041	4,138	3,297
Treasury Aids	21,760	36,273	38,769	56,951	60,323
Transfers to Non Profitable Institutions	185	682	444	844	1,084
Transfers to Households	1,170	1,682	2,426	3,334	4,058
Agricultural Subsidies	4,747	5,555	5,809	4,495	5,817
Transfers to Abroad	620	507	616	1,443	969
Shares from Revenues	14,124	17,192	20,256	42,983	26,308
Capital Expenditure	12,098	13,003	18,516	20,072	26,010
Capital Transfers	2,637	3,542	3,174	4,319	6,773
Lending	5,689	3,846	4,644	5,698	8,857
CENTRAL GOVERNMENT BUDGET PRIMARY BALANCE	41,320	35,045	33,229	440	8,217
CENTRAL GOVERNMENT BUDGET BALANCE	-4,643	-13,708	-17,432	-52,761	-40,081
DEFERRED PAYMENTS	-1,536	-82	1,062	-2,324	1,507
OTHER DEFERRED PAYMENTS	1,688	1,274	-1,139	-1,374	-141
ADVANCES	-1,491	-843	-1,551	-520	-1,221

	2006	2007	2008	2009	2010
				(in millions of Turkish Lira)
CENTRAL GOVERNMENT BUDGET CASH BALANCE	-5,981	-13,358	-19,061	-56,979	-39,936
CENTRAL GOVERNMENT BUDGET FINANCING	5,981	13,358	19,061	56,979	39,936
BORROWING (NET)	4,054	6,438	17,381	60,894	31,020
FOREIGN BORROWING (NET)	-407	-2,478	3,522	6,123	7,691
Receipts	18,069	13,060	14,597	14,395	18,284
Payments	-18,476	-15,538	-11,075	-8,272	-10,593
DOMESTIC BORROWING (NET)	4,461	8,915	13,859	54,770	23,329
- TL Denominated T-Bills	-8,224	-3,460	7,844	58	-3,327
Receipts	18,530	15,903	18,606	19,332	15,808
Payments	-26,754	-19,363	-10,762	-19,275	-19,135
- TL Denominated G-Bonds	18,172	15,828	14,824	60,943	37,837
Receipts	95,404	92,180	83,270	130,485	144,022
Payments	-77,232	-76,352	-68,446	-69,542	-106,185
- FX Denominated G-Bonds	-5,487	-3,453	-8,809	-6,230	-11,181
Receipts	2,297	8,139	2,107	80	2,807
Payments	-7,784	-11,592	-10,917	-6,310	-13,988
NET LENDING (-)	314	-553	1,185	2,389	-1,196
Lending	918	368	1,749	3,080	619
Repayment (-)	604	921	564	690	1,815
PRIVATIZATION REVENUE	7,159	2,007	64	0	0
CURRENCY/DEPOSIT AND OTHER TRANSACTIONS	-4,918	4,360	2,801	-2,159	6,580

Source:	UT and MoF.
TAXATION
          The Government collects taxes on personal and corporate income, real estate, goods and services (including the value added tax), and foreign trade.
          The personal income tax is levied on a scheduler basis and includes the following features:
• Earned income received from a single employer is subject to a progressive withholding tax at marginal rates rising from 15% to 35%. The withholding tax is final.
• Wage income from more than one employer is subject to declaration if the sum of the wage incomes (excluding wage income attributable to the first employer) is higher than the TL 15,000 threshold for the year 2005, the TL 18,000 threshold for the year 2006, the TL 19,000 threshold for the year 2007, the TL 19,800 threshold for the year 2008 and the TL 22,000 threshold for the years 2009 and 2010, respectively.
• Capital income is taxed at marginal rates rising from 15% to 35% as of 2009. There is a requirement to file an annual tax return for unearned income not subject to a final withholding tax.
     On the other hand, the taxation of the gains derived from the sale and the retention of marketable securities and other capital market instruments, and the taxation of deposit interests, repo gains and the income that is derived from private finance institutions is regulated by Temporary Article 67, which was added to the Income Tax Law through Article 30 of the Law No.5281 (a law regarding the amendments to current laws and adaptation of tax laws to New Turkish Lira). These regulations will be applied during the period between January 1, 2006 and December 31, 2015. In particular:

• Interest income derived from the government bonds issued prior to January 1, 2006 is not subject to Temporary Article 67 of Income Tax Law and the applicable withholding tax rate is 0%. There is a personal exemption of TL 361,146.32 for the year 2007, and a tax is levied on any amount above this. Because the application period of this exemption ended on December 31, 2007, the total indexed amount of the gain derived from these government bonds is subject to declaration if it is above the threshold level of TL19,800 for 2008 and the threshold level of TL 22,000 for 2009 and 2010.
• A withholding tax is applied on the gains from the retention and sale of all kinds of bonds (government, private sector, etc.) and Treasury bills issued after January 1, 2006. This tax rate is 0% for non-residents from the date of July 7, 2006 and 10% for residents from July 23, 2006.
• Also, the income from the sale of shares is subject to a withholding tax (10% for residents from July 23, 2006, 0% for non-residents from July 7, 2006 and 0% for both residents and non-residents from November 14, 2008). The provisions of Temporary Article 67 of Income Tax Law does not cover the shares of fully liable corporations listed on the Istanbul Stock Exchange, held for more than one year.
• On July 27, 2010 the Assembly approved Law No. 6009 which reduces the withholding tax rate to 0% for corporations and foreign taxpayers that are determined by the Ministry of Finance to resemble investment funds and investment trusts established in accordance with the Capital Markets Code.
          Dividends (including dividends derived from investment trusts) are currently subject to withholding tax of 15% (since July 23, 2006). 50% of dividends earned in a year will be exempted from income tax and if the remaining 50% is above the threshold of TL22,000 for 2009 and 2010, it will be included in taxable income and all withholding tax can be credited. There are special provisions for dividends derived from investment funds and investment trusts. Dividends derived from investment funds and trusts are subject to withholding tax (10% for residents from July 23, 2006, 0% for non-residents from July 7, 2006). The provisions of Temporary Article 67 of Income Tax Law do not cover the sale of participating certificates (held for more than one year), of Investment Funds of which at least 51% of such fund’s portfolio is traded on the Istanbul Stock Exchange.
          Income from bank deposits acquired after January 1, 2006 is subject to final withholding tax at a fixed rate of 15%.
          Until 2006, the corporate income tax rate was 30%. In 2006, a new Corporation Tax Law (Law No. 5520) was enacted and the corporate income tax rate was reduced to 20%. Other key features of Law No 5520 include:
• According to Tax Procedure Law, the duration of the useful life of the asset is taken into account for the calculation of the depreciation rate of assets acquired after December 31, 2003. The duration of the useful life of an asset and the depreciation rates are determined by the Ministry of Finance. The Ministry of Finance has announced the useful lives and depreciation rates of depreciable assets through communiques numbered 333, 339, 365 and 389. Tax payers are free to choose, either the declining balances method or straight-line method of depreciation.
• Losses can be carried forward for 5 years.
• Investment tax allowance application was eliminated at the beginning 2006, but according to temporary Article 69 of Income Tax Law (Law No. 193), corporate taxpayers could deduct the amounts of investment allowance that they could not deduct from their earnings in 2005 and the amounts of investment allowance of uncompleted investments only from the earnings of 2006, 2007 and 2008. However, this provision related to the earnings of 2006, 2007 and 2008 was annulled by the Constitutional Court on January 8, 2010. Accordingly, an amendment was adopted by Parliament, which provides that corporate taxpayers may benefit from the investment allowance exemption in following periods without regard to time restrictions in cases where the investment allowance could not be deducted because of insufficient income. However, the deductable amount may not exceed 25% of the related annual gain amount.
          Social security contributions are payable by employees at a rate of 14% and by employers at a rate of 19.5% of gross wages. For employees whose gross earnings are below the base or above ceiling earnings, which are determined at least twice a year, these contribution rates are applied to base or ceiling amounts respectively. According to the Social Security Law amended by Law No. 5198, the base wage for Social Security contributions has been equalized to the minimum wage since July 1, 2004. Social security contributions were paid into funds that were not consolidated under the central government accounts. These funds have been combined under the Social Security Institution by the Social Security Law No. 5502. The employer’s contribution varies with the riskiness of the job, rising to 24%. Within the same income range, there is an additional contribution to the unemployment fund of 1% by the employee and 2% by the employer.
          According to Article 28 of Law No.5763, as of January 1, 2008, the amount corresponding to 5 points of an employer’s contributions shall be matched by the Treasury. Article 20 of the same law provides that a percentage of social security employers’ contributions of male employees between ages 18-29 and female employees regardless of age that were recruited within 2 years of January 7, 2008 will be paid by the unemployment insurance fund according to the following scale: 100% for the first year of employment, 80% for the second year, 60% for the third year, 40% for the fourth year and 20% for the fifth year.
          VAT is a broad based tax on consumer spending and normally has a neutral effect on businesses because the input VAT is deductible from the output VAT. The following transactions performed in Turkey, among others, are subject to VAT:
• the supply of goods and services in the course of commercial, industrial, agricultural, and professional activities; and
• the importation of all goods and services.
The following transactions are exempt with the right to deduct input VAT:
• the exportation of goods;
• the supply of services abroad;
• the processing of goods for exports;
• the supply of ships, aircraft, and rail transportation vehicles, and the supply of services related to the manufacture of such vehicles;
• the supply of services to ships and aircraft at harbors or airports;
• the supply of international transport services;
• the supply of goods and services to persons engaged in the exploration for hydrocarbon sources;
• the supply of machinery and equipment to persons who are normally subject to tax but who have provided an investment document that the machinery and equipment are part of the investment;
• international roaming contracts according to the reciprocity principle;
• the supply of goods and services related to the exploration, operation and refining of gold, silver and platinum;
• goods and services related to national security;
• goods and construction works related to the construction, renovation and enlargement of seaports and airports;
• diplomatic exemptions;
• the supply of gas oil for trucks and tractor trailers which transport export goods;
• any kind of equipment and social computer programs designated exclusively for education, job and daily life of disabled persons;
The VAT rates are currently as follows:

• the standard rate is 18%;
• the reduced rate is 8% for food products (including chocolates and carbonated drinks but excluding alcoholic beverages starting from January 1, 2008), cashier machines, cinema, theatre, opera and ballet tickets, private educational services, books and similar publications, and effective from January 1, 2005, certain medical equipment and medical products, medicines, textile and confection products and custom manufacturing of them, stationary materials for students, tourism services, services given by restaurants, bakeries and etc. (except alcoholic beverage services, starting from January 1, 2008), services given to senior citizens, the handicapped and orphans, agricultural machinery and heavy construction equipment and leasing of them, blood and blood components used to treat humans and animals; and
• the reduced rate is 1% for particular agricultural products, newspapers and magazines and the rental of ships, aircrafts, and rail transportation vehicles.
DEVELOPMENTS IN TAX POLICY
     With a view toward simplifying and harmonizing the indirect tax system with the EU, a unified Special Consumption Tax (“SCT”) was enacted in June 2002 to consolidate a range of excise and specific taxes into a single tax charged on a limited range of goods. This tax consolidated a range of selective taxes on oil products, vehicles, alcohol and tobacco products, and a range of luxury consumer goods into a single tax charged on importation and domestic production of selected goods.
     The SCT tariff is composed of four lists: List I includes petroleum products; List II includes registered and non-registered motor vehicles; List III covers alcoholic beverages and tobacco products; and List IV has a range of consumer durables and luxury goods.
     The SCT comprised approximately 25% of total tax revenues (excluding social security contributions) in 2008 and 2009.
     The investment tax allowance system was simplified with an automatic uniform rate of 40%, down from rates of 200% and 100% in 2003. The new system provides a uniform 40% investment tax allowance automatically without an investment certificate, abolishes the allowance for predicted investment, and eliminates the 19.8% withholding tax on the investment tax allowance. For the recourses before the introduction of the law, previous provisions apply. However, article 19 of the Personal Income Tax Law regarding investment allowance exception was abolished by Law No. 5479 and the transition period covering 2006, 2007 and 2008 was covered by provisional article 69 of Law No. 5479. Also, the 3 year limitation rule for investment tax allowance was cancelled by the Constitutional Court in 2010. Thus, provided that certain conditions are met, taxpayers can deduct, regardless of any time limitation, the amount of investment discount exemption which could not be accomplished in 2005. The deductible amount may not exceed 25% of the related annual gain amount. In addition to this, the taxation of revenues gained from investments in certain sectors and in certain regions with the reduced rates is regulated by Article 32/A which was added to the Corporate Income Tax Law through Article 9 of the Law No. 5838 on February 28, 2009. A Government Decree (No.2009/15199) regarding State Incentives on Investments was also published in the Official Gazette on July 7, 2009.
     A tax allowance for wage-earners which was enacted by Repeated Article 121 was abolished by Article 31 of the Law No. 5615. Instead, a minimum living allowance which was enacted by Rearranged Article 32 of the Personal Income Tax Law will be amended and applied to income that is received as of January 1, 2008 by Article 2 of the Law No. 5615. According to the amendment, the annual gross amount of minimum wage which is received from the beginning of the calendar year in which the wage is earned is multiplied with 50% for the taxpayer himself, 10% for his spouse who neither works nor has an income, 7.5% for the each of the first two children and 5% for other children. This final number is multiplied with the rate (15%) applied to the first income bracket of the Personal Income Tax Schedule stated in Article 103 so that the minimum living allowance amount is calculated. One-twelfth of this amount is deducted from the income tax amount calculated for monthly wage income. The minimum living relief is applied to employees older than 16 who work in the industry sector.
          Individuals whose wages are not taxed in the lump sum method may benefit from the minimum living allowance.

          The VAT collected from food, education and health products was reduced to 8% from 18% beginning on January 1, 2005 according to a government decree. Furthermore, on March 8, 2006, another Government decree regarding the reduction of the VAT collected from textile products to 8% from 18% was published in the Official Gazette (No. 26102), which became effective on March 9, 2006. On May 30, 2007 another Government decree (No.2007/12143) regarding the reduction of VAT collected from hotel, pension, holiday villages and similar accommodation services and asylums, nursing homes and orphanages to 8% from 18% was published in the Official Gazette (No.26537). On July 19, 2008, a Government decree (No. 2008/13902) regarding the reduction of VAT was published in the Official Gazette (No. 26941). With this decree, rentals of ships, aircrafts and railway vehicles (the supply of these vehicles are exempt from VAT according to the 13th article of VAT law (Law No. 3065) to taxpayers who are partially or fully engaged in renting and operating these vehicles was reduced to 1%.
     On December 30, 2004, the Assembly passed Law No. 5281 regarding the reduction of income taxes and the simplification of taxation practices on financial instruments. In accordance with Law No. 5281, the upper limit of income taxes was reduced by 5% to 40% beginning in 2005, the tax exemption on financial instruments was eliminated and a new tax on financial market instruments was introduced. On December 31, 2004, Law No. 5281 was published in the Official Gazette. However, on June 22, 2006, the Government announced its intention to introduce a new tax exemption on financial instruments for non-resident investors. The new law (Law No. 5527) was approved by the Assembly on June 27, 2006 and published in the Official Gazette on July 7, 2006 (No. 26221). With the Law No. 5527, the withholding tax on earnings derived from financial instruments by non-residents was reduced to zero and non-residents are not responsible for any declaration. The withholding tax for domestic investors was reduced to 10% from 15% for earnings derived from domestic government debt securities, and private sector debt securities and for capital gains derived from the purchase and sale of equities. The withholding rate for income derived from sale of shares by domestic investors has been reduced to 0% (as of November 14, 2008) by the Council of Minister’s Decree No. 2008/14272 dated November 13, 2008. There was no change on the 15% withholding tax implementation on deposits and repurchase transactions. However, on August 2, 2006, it was announced that CHP had applied to the Constitutional Court for the cancellation of the withholding tax implementation introduced by Law No. 5527. On October 15, 2009, the Constitutional Court cancelled the withholding tax implementation and the decision was published in the Official Gazette on January 8, 2010. On July 27, 2010, the Assembly approved Law No. 6009 which reduced the withholding tax rate to zero percent for corporations. On March 30, 2006, the Assembly passed another law (Law No. 5479) regarding the reduction of income taxes and the simplification of income taxation practices. With Law No. 5479, the upper limit of income taxes was reduced by 5% to 35%, the number of income tax brackets was reduced to 4 from 5 and the tax exemptions of various investments were eliminated. Law No. 5479 was published in the Official Gazette on April 8, 2006 (No. 26133), and the income tax reductions and the elimination of the tax exemptions were effective as of January 1, 2006. On June 13, 2006, the Assembly approved the new Corporate Tax Law (Law No. 5520). In accordance with the Law No. 5520, the corporate income tax rate was reduced to 20% from 30% effective from January 1, 2006. Law No. 5520 was published in the Official Gazette on June 21, 2006 (No. 26205).
     According to Article 32/A annexed to Corporate Income Tax Law No. 5520 pursuant to Law No: 5838, earnings which are stipulated in the Corporate Income Tax Law and are derived from investments made under the coverage of an incentive certificate from issued by the Treasury shall be subject to reduced Corporate Income Tax rates until the said earnings reach the investment contribution rate beginning from the accounting period in which the investment begins to operate fully or partially, except for institutions operating in finance and insurance sectors, business partnerships, contracting businesses as well as the investments made under the Law No. 4283 and the Law No. 3996, dated August 5, 1994, and the investments made upon copyrights.
     The Council of Ministers is authorized to apply reduced corporate income rates, not exceeding a 75% reduction, for the taxpayers operating in the fields of textile, confection and ready-made clothing, leather and leather products, who transfer their manufacturing facilities to the provinces determined by the Council of Ministers until December 31, 2010 and recruit at least 50 employees, over their earnings which are derived from the mentioned provinces for five years following the transfer date.
     Tax incentives for activities in the free trade zones (“FTZ”) were rationalized. The corporate income tax and the personal income tax exemptions were abolished for new companies, but the tax exemption of existing FTZ companies were extended for the length of their licenses and the exemptions for wages paid to employees recruited in FTZs were extended until 2008. Income from sales of products manufactured in free zones by the taxpayers operating in these zones is exempted from personal income and corporate income tax as of January 1,

2009 until the year of full membership in EU. The payments made to employees by the taxpayers who exports at least 85% of FOB price of products manufactures in free zones are exempted from personal income tax.
     Job creation incentives in low-income regions are in place in 49 provinces with a per capita GDP below $1,500 (mainly in eastern Turkey), including, for example:
•	An exemption on personal income tax for any non-public sector or public sector employee whose employment represents an incremental increase over employment levels. This is limited to taxes payable on the minimum wage and amounts to a 15% subsidy. The limit converts this into a unit subsidy equal to 15% of minimum wage;

•	For incremental employees, an exemption for the employer portion of social security capped at the current minimum contribution base (currently above minimum wage). Again, this effectively acts as a unit subsidy of the minimum monthly social security contribution;

•	100% of these two exemptions can be used in the organized industrial zones. Only 80% of the exemption can be used outside the organized industrial zones;

•	Free land; and

•	Electricity subsidy.
     In order to benefit from the exemption of personal income tax for employee increase, an employer must have at least 10 employees.
     Income Tax Withholding Incentive and energy support ended as of December 31, 2009. Incentives for Social Security Contributions by employers will continue until December 31, 2012. However, the above mentioned incentives shall be in force for five years for new investments completed by December 31, 2007; for four years for new investments completed until December 31, 2008 and for three years for new investments completed by December 31, 2009.
Tax Revenues
     The following table sets forth tax revenues for the years indicated:
Table No. 37

(in millions of YTL/TL)	2006	2007	2008	2009	2010
Total Tax Revenues	137,480	152,835	168,109	172,417	210,532
Personal Income Tax	28,983	34,447	38,030	38,445	40,392
Corporate Income Tax	11,158	13,751	16,905	18,023	20,925
Motor Vehicle Tax	2,998	3,521	3,944	4,496	5,033
Domestic Value Added Tax (VAT)	15,911	16,793	16,805	20,852	26,325
Special Consumption Tax	36,926	39,111	41,832	43,620	57,285
Petroleum Consumption Tax	20,551	22,052	23,941	25,525	31,697
Banking and Insurance Transaction Tax	2,624	3,149	3,695	4,003	3,571
Stamp Duty	3,149	3,642	3,945	4,169	5,083
Fees	3,958	4,744	5,050	4,738	7,007
Special Communication Tax	3,578	4,211	4,551	4,265	4,121
VAT on Imports	25,426	26,493	29,972	26,132	36,208
Other Tax Revenues	2,769	2,973	3,380	3,674	4,584

Sources:	Ministry of Finance, UT
     The following table sets forth the components of tax revenues as a percentage of GNP for the years indicated:
Table No. 38

	2006	2007	2008	2009	2010
Total Tax Revenues	18.13	18.13	17.69	18.07	19.05
Personal Income Tax	3.82	4.09	4.00	4.03	3.66
Corporate Income Tax	1.47	1.63	1.78	1.89	1.89
Motor Vehicle Tax	0.40	0.42	0.42	0.47	0.46
Domestic Value Added Tax (VAT)	2.10	1.99	1.77	2.19	2.38
Special Consumption Tax	4.87	4.64	4.40	4.57	5.18
Petroleum Consumption Tax	2.71	2.62	2.52	2.68	2.87
Banking and Insurance Transaction Tax	0.35	0.37	0.39	0.42	0.32
Stamp Duty	0.42	0.43	0.42	0.44	0.46
Fees	0.52	0.56	0.53	0.50	0.63
Special Communication Tax	0.47	0.50	0.48	0.45	0.37
VAT on Imports	3.35	3.14	3.15	2.74	3.28
Other Tax Revenues	0.37	0.35	0.36	0.39	0.41

Sources:	Ministry of Finance, UT
     On May 5, 2005 the Assembly adopted the Law No. 5345 establishing the Revenue Administration under the Ministry of Finance as a semi-autonomous entity, structured along functional lines and with the local tax offices directly under its control. Responsibility for tax policy is retained by the Ministry of Finance. In 2006 by the Law No. 5452 General Directorate of Revenue Policies was established within the Ministry of Finance in order to set state revenue policy in the framework of plan, program and general economic policies and strategies, which enables the Revenue Administration to focus on tax administration. The goal was to establish two different structures independent from each other which are more effective and expertised in decision-making of revenue policies and revenue collection through separating implementation and policy units regarding state revenues.
STATE OWNED ENTERPRISES
     SOEs continue to play an important role in the Turkish economy. As of December 31, 2010, there are 28 SOEs: 22 SOEs in the Treasury’s portfolio (including three subsidiaries of Turkish State Railways (“TCDD”)) and 6 SOEs in the Privatization Administration portfolio. (Companies whose shares are majority owned by the state.) There are also five majority state owned banks; T.C. Ziraat Bank, T. Halk Bank, Kalkınma Bank, Eximbank and Vakifbank. A publicly owned satellite company, TÜRKSAT A.Ş. together with those banks have their own special laws.
     Major SOEs established in the non-financial sector include: MKE (Mechanical And Chemical Industry Corporation); PTT (Turkish Post and Telegraph Organization); TMO (Turkish Grain Board); EUAS (Electricity Generation Corporation); TEDAŞ (Turkish Electricity Distribution Corporation); TETAŞ (Turkish Electricity Trading and Contracting Company); TEİAŞ (Turkish Electricity Transmission Company); BOTAŞ (Petroleum Pipeline Corporation); TCDD; TKİ (Turkish Coal Enterprise); TTK (Turkish Hard Coal Company); Eti Maden (ETI Mine Works), TPAO (Turkish Petroleum Corporation) and TSFAS (Sugar Company).
     Supervision, regulation and audit of SOEs is carried out by several government agencies; including the Undersecretariat of Treasury, the Ministry of Development, the Prime Ministry, the Turkish Court of Accounts (since December 3, 2010) and Line Ministries.
     The state-owned banks, Ziraat Bank and Halk Bank are considered public joint stock companies, subject to banking and commercial laws only. Ziraat Bank and Halk Bank are among the largest and most important commercial banks of all the banks, holding 29.4% of total customer deposits as of December 31, 2010.
     In accordance with the provisions of the Council of Ministers’ Decision No. 2010/964, which modified Banking Law No. 4603, the privatization deadline of the state-owned banks, which was previously November 2010, was postponed to November 25, 2015. Treasury shares at Halk Bank were taken into the privatization portfolio and program in accordance with High Privatization Council Decree No.2007/8. An initial public offering was held for 24.98% of the Bank’s shares and the shares started trading on the ISE on May 10, 2007.

     In addition to receiving funding directly from the Government budget, SOEs are also allowed to borrow from domestic commercial banks and foreign banks. The net external financing requirements of non-financial SOEs decreased from approximately TL 2,020 million in 2009 to TL 903,520 thousand in 2010.
     The following table summarizes information related to the financing requirements of the non-financial SOEs in the Treasury’s portfolio and the SOEs in the Privatization Administration’s portfolio for the years indicated:
Table No. 39

Financing Requirements of Non-Financial SOEs
Thousands of TL	2006	2007	2008	2009	2010*
Total financing requirement:	(6,332,714)	(5,089,415)	(6,633,180)	(7,869,749)	(4,997,834)
Increase (reduction) from internally generated funds	4,670,543	3,215,641	1,765,783	5,633,471	5,984,474
Net financing requirement from outside sources	(1,662,171)	(1,873,774)	(4,867,397)	(2,236,278)	986,640
Transfers from consolidated budget	5,260,856	2,477,245	5,103,608	5,704,974	6,137,769
Borrowing requirement	3,598,686	603,471	236,211	3,468,696	7,144,408
Deferred payments(1)	16,597,139	10,837,442	18,619,579	1,264,860	(11,343,599)
Advance payments(1)	(20,436,453)	(11,153,800)	(19,017,708)	(1,265,435)	939,884
Cash financing requirement	(240,633)	287,113	(161,918)	3,468,122	(3,259,307)
Change in cash	(276,279)	(1,192,372)	(1,444,421)	(113,152)	(1,614,227)
Securities and deposits	(189,975)	27,010	(375,702)	(939,007)	243,822
Domestic bank borrowing, net	632,212	746,412	1,494,643	(1,740,619)	(1,623,124)
Foreign borrowing, net	78,365	131,837	487,398	(1,204,569)	(1,485,809)
Government bonds	0	0	0	0	0

(1)	Dramatic changes in deferred and advanced payments are due to inflation accounting introduced in 2004 and balance sheet restructuring of the electricity distribution company in 2006

*	Provisional

Source:	UT.
     In 2009, non-financial SOEs reported an operating surplus of TL 3,967 million.

      Non-financial SOE’ investments accounted for 12.9% of total public sector fixed investments in 2006, 10.81% in 2007, 10.65% in 2008, 11.3% in 2009 and 13.4% in 20109. Budgetary transfers to SOEs accounted for approximately 2.95%, 1.21%, 2.25%, 2.13% and 2.09% of central management budget expenditures in 2006, 2007, 2008, 2009 and 2010, respectively.
     The following table summarizes the profits and losses of non-financial SOEs both in the Treasury’s portfolio and the Privatization Administration’s portfolio for the years indicated:
Table No. 40

Profits and Losses of Non-Financial SOEs
Thousands of TL	2006	2007	2008	2009	2010
Total Revenues	73,734,599	75,568,386	94,444,689	92,725,191	97,340,598
Total Expenditures	(72,532,696)	(75,240,595)	(97,571,193)	(88,757,805)	93,745,958
Operating surplus (loss)	1,201,903	327,791	(3,126,503)	3,967,386	3,594,640

*	Excluding accrued duty loss receivables from Treasury.

Source:	UT.
ENERGY SECTOR
     Electricity Sector
     TEIAS, EUAS and TETAS: Significant steps have been made recently towards a fundamental restructuring of SOEs in the electricity sector pursuant to the Electricity Market Law (Law No. 4628), which came into effect in March 2001. The ultimate goal is to develop a transparent, competitive and liberalized electricity market, achieve stability of supply, and ensure environmentally friendly electricity at a low cost and of good quality. The Government maintains a purely regulatory role that is managed by the Energy Market Regulatory Authority (“EMRA”), while retaining ownership of electricity transmission (a natural monopoly). Standard regulatory functions include licensing, tariff setting, market monitoring, and dispute settlement. Currently, the Turkish Electricity Transmission Company (“TEIAŞ”) is responsible for the transmission of electricity, the Electricity Generation Company (“EÜAŞ”) is responsible for the generation of electricity, and the Turkish Electricity Trading Company (“TETAŞ”) is responsible for the trading of electricity.
     EÜAŞ operates most of the electricity generating power plants. These are mainly lignite based, hydro based and natural gas based power plants. The installed capacity of EÜAŞ, along with its affiliates is 24.186 MW which comprises about 48.4% of the total installed capacity in Turkey. EÜAŞ carried out 45.3% of the energy generation in Turkey in the year 2010.
     TEİAŞ operates high voltage transmission systems in Turkey and has a monopoly in this sector.
     TETAŞ is primarily responsible for
(i)	purchasing energy generated by EÜAŞ hydro power plants and most of the private sector plants (“BO, BOT and TOORs”);

(ii)	selling the purchased energy to electricity distribution companies; and

(iii)	exporting and importing energy.
     After the enactment of the Electricity Market Law, supplementary legislation has been enacted by EMRA which is listed below in part:

[9]	Provisional (Source: Ministry of Development)

•	Communiqué Regarding Wind and Solar Measurements, March 2006,

•	Regulation Concerning Electricity Demand Forecast, April 2006,

•	Regulation Regarding the Quality in Procurement in Electricity Market, September 2006,

•	Regulation Regarding Price Equalization Mechanism, December 2006,

•	Regulation Regarding Organized Industrial Zones, December 2006,

•	Regulation Regarding the Investments in Electricity Distribution System, January 2007,

•	Regulation Regarding Secondary Services in Electricity Market, December 2008, and

•	Regulation Regarding Lighting, July 2009.
     In order to announce the government’s intent to privatize the state-owned electricity utilities and liberalize the electricity market, the “Electricity Sector Reform and Privatization Strategy Paper” was issued on March 17, 2004. This Strategy Paper defines the implementation procedures and principles for the electricity sector liberalization and privatization program. This Strategy Paper has been revised in 2009 in the light of the recent developments in the electricity market. The main difference between these two papers is that the latter includes various mechanisms regarding supply security. Furthermore, it involves the energy mix targets for year 2020.
     In 2008 one of the publicly owned electricity distribution company (Menderes Electricity Distribution Company) was privatized and in 2009 and 2010, nine more electricity distribution companies (Başkent Sakarya, Meram, Osmangazi, Çamlıbel, Uludağ, Çoruh, Yeşilırmak and Fırat) were privatized. In 2010, 51 state owned small-sized hydroelectric power plants were privatized and the privatization process of state owned natural gas power plants commenced.
     Based on a High Planning Council Decision (14/02/2008 Nr. 2008/T-5) Cost Based Price Adjustment Mechanism (CPM) was adopted beginning on July 1, 2008. According to CPM, tariffs of companies are going to be revised based on changes in their electricity production and/or purchase costs. In addition to these ex-post realized costs, ex-ante revised macroeconomic assumptions (mainly foreign exchange rates and petroleum prices) for the end of the year are also going to be considered in determining the new tariffs for the rest of 2008. For this reason, CPM has both backward and forward cost linkages. Accordingly, the revised tariffs will allow companies to realize annual financial targets in order to finance their planned investments and other expenses.
     Gas Sector
     BOTAŞ: The sector has been dominated by the government-owned Petroleum Pipeline Corporation (“BOTAŞ”), which was one of the most prominent SOEs in the energy sector and owned pipeline infrastructure for oil and gas transmission, LNG terminals, and gas distribution facilities.
     According to Law No. 4646, BOTAŞ’s vertical integrated body was aimed to be separated in 2009. In this context the separation of accounts of BOTAS regarding the transmission, storage, sales and import activities has been completed.
     Based on the aforementioned law which aims to reduce the market share of BOTAS to 20%, BOTAS has transferred 4 bcm/year of its import contract of 1998 with Gazexport to four private companies. Shell, Bosphorus, Enerco and Avrasya Gaz have started importation and wholesale activities in addition to BOTAŞ.
     In addition, some amendments were made in the Natural Gas Market Law No. 4646 with the Law Amending Electricity Market Law and Some Other Laws No. 5784 published in the Official Gazette June 26, 2008. With this law BOTAŞ and other market participants were allowed to import liquefied natural gas.
     Mining Sector
     Eti Mine Works: Eti MineWorks with its $627 million export revenue is an important SOE in the mining sector. The company’s responsibilities include mining, processing and marketing Turkey’s boron resources. Presently, Eti Mine has 69.7% of the world boron reserve. The Company provides approximately 39.6% of the world boron production and covers 40.1% of the world boron demand.
     TKİ: Turkish Coal Enterprise (“TKI”) which holds 21.5% of the Turkish lignite reserves sells its products mainly to thermal power plants. In Turkey, coal represents 17% of electricity production. Heating and various industrial sectors are the other customers of the Turkish Coal Enterprise. TKİ also distributes lignite to low-income families and receives duty-loss payments from the Treasury for this distribution.

     TTK: Turkish Hard Coal Company (“TTK”) is an SOE that produces hard coal in the Zonguldak basin of Turkey. The company primarily sells its product to the energy sector. The iron and steel industry is the second important consumer of its hard coal product. TTK has received capital transfers from the Treasury for several years. Moreover, the company also receives duty-loss payments for coal distribution to low-income families.
     Petroleum Sector
     TPAO: Turkish Petroleum Corporation (“TPAO”) was formerly an integrated company engaged in all the activity fields of the oil industry including exploration, production, refinery, marketing and transportation, is currently only involved in the exploration, drilling and production sector. Currently, TPAO is responsible for approximately 75% of the Turkey’s crude oil and 36% of Turkey’s natural gas production.
     Agriculture Sector
     TMO: The Turkish Grain Board (“TMO”), which is associated with the Ministry of Agriculture and Rural Affairs, is an SOE that was previously responsible for support purchases of cereals. However, since June 2002, TMO has acted only as an intervention agency to regulate the market. TMO has 4.5 million tons of storage capacity and has purchase offices throughout Turkey. TMO purchased 2 million tons of cereal in 2010. Also, TMO purchased hazelnuts in 2006, 2007 and 2008 until the Government announced that there will be no government intervention in the hazelnut market beginning from 2009.
     TEKEL: The General Directorate of Tobacco, Tobacco Products, Salt and Alcohol Enterprises (“TEKEL”) is under the privatization program associated with the Ministry of Finance. TEKEL has been assigned to carry out operations mainly in the areas of tobacco, tobacco products and salt. TEKEL purchases tobacco by entering into production contracts with farmers. The duties assigned to TEKEL are carried out by the following three establishments: the Leaf Tobacco Processing and Trading Establishment, the Salt Industry Establishment, and the Marketing and Distributions Establishment. In 2007 the Cigarette Industries Enterprises and Trading Inc. was privatized. After the privatization, TEKEL’s logo was changed by the Privatization Administration’s decision and “TTA” was accepted as the new logo. TTA currently has few remaining operations, including the storage and sale of previously purchased tobacco, including purchases made for its own stock and purchases made on behalf of the government. TTA is expected to be totally liquidated by the end of 2012.
     TŞFAŞ: The Turkish Sugar Factories Inc. (TŞFAŞ) was established to produce and sell a variety of sugars. The company carries out sugar production in 33 factories, 25 of those factories produce sugar and 8 of them process by-products or factory equipments. TŞFAŞ was taken into the privatization program on August 12, 2008.
     ÇAYKUR: The fundamental purpose of the Tea Enterprise (ÇAYKUR) is to improve the tea agriculture and the quality of tea leaf and to produce and sell tea. ÇAYKUR operates 46 factories and has a 50% market share in tea sales.
     Railways
     TCDD: TCDD provides passenger and freight transport services as the only railway transportation company in Turkey. As of the end of 2010, TCDD owned over 11,940 kilometers of track, and approximately 608 locomotives, 965 passenger vehicles and 17,773 wagons. It employs approximately 32,642 people (including its subsidiaries).
PRIVATIZATION IMPLEMENTATIONS
     Turkey aims to further enhance its functioning market economy through ensuring openness and competitiveness; upgrading productivity; strengthening the investment climate to attract more Foreign Direct Investment, encouraging private initiative/entrepreneurial skills and as a result promoting employment.
In furtherance of these goals, major legislative changes have taken place in Turkey in recent years such as:
•	Electricity Market Law,

•	Natural Gas Market Law,

•	Telecommunications Law,

•	Sugar Law,

•	Tobacco Law,

•	Banking Law,

•	Petroleum Market Law,

•	Foreign Direct Investment Law,

•	Company Law,

•	Law concerning the elimination of FDI restrictions in some sectors,

•	Law regarding several amendments which is aimed at accelerating privatization, and

•	Provisions authorizing real estate purchases to foreigners.
As a result, unprecedented privatization is being carried out and a noticeable increase in foreign investor interest has resulted. Overall privatization proceeds realized by the Turkish Privatization Administration ( the “PA”) reached U.S.$41.7 billion (on a commitment basis) as of December 31, 2010, of which U.S.$15.6 billion in revenue was generated from the privatization of blue chip companies, including Türk Telekom, Tüpraş, Erdemir and Petkim.
Cash transfers to the Treasury from the PA (including transfers from privatized companies) were U.S.$6.8 billion, U.S.$7.5 billion, U.S.$6.4 billion, U.S.$1.15 billion and US $1,714 for the years 2006, 2007, 2008, 2009and 2010, respectively. The total amount realized since 1995 is approximately U.S.$29.7 billion.
From the period January 1, 2006 through December 31, 2010, the privatization implementations of Turkey have resulted in a net worth of approximately U.S.$24 billion (privatization implementations completed by the PA). The following indicates a summary of the most significant privatization implementations completed between January 1, 2006 and December 31, 2010.

			Amount
Name of the Company	Field of Operation	Date of Privatization	(U.S.$ million)
TÜPRAŞ	Oil Refining	01/26/2006	4,140
ERDEMİR	Flat Steel Manufacturer	02/07/2006	2,770
Başak Insurance	Insurance	05/16/2006	268
Tarabya Hotel	Hotel (real estate)	06/30/2006	145
Grand Ephesus Hotel	Hotel (real estate)	03/07/2006	122
Twin Towers of TEKEL	Real estate	01/31/2006	100
Turkish Airlines	Airline career (pub.off)	05/16-18/2006	208
Gen. Dir.of State Highways	Real estate	05/30/2007	800
Mersin port of Turkish Railways	Port operation	05/11/2007	755
Mot.Veh.Inspection Station	Port operation	08/15/2007	614
Halkbank (IPO of 24,98% shares)	Banking	05/04/2007	1,839
PETKİM (Block sale)	Petrochemical	05/30/2008	2,040
TEKEL Tobacco	Tobacco Production	06/24/2008	1,720
9 Power generation companies	Power generation	09/01/2008	510
Türk Telekom (IPO of 15% of shares)	Telecommunication	05/07-09/2008	1,873
Baskent Electricity Dist. (Concesion)	Electricity Dist.	01/28/2009	1,225
Sakarya Electr.Dist. (Concession)	Electricity Dist.	02/11/2009	600
Meram Elect. Dist. (Concesion)	Electricity Dist.	10/30/2009	440
Samsun Port of Turkish Railways	Port operation	3/31/2010	125,200
Bandırma Port of Turkish Railways	Port operation	05/18/2010	175,500
Osmangazi Electr.Dist (Concesion)	Electricity Dist.	05/31/2010	485,000
Çamlıbel Elect.Dist (Concession)	Electricity Dist	08/31/2010	258,500
Uludağ Electr. Dist (Concession)	Electricity Dist	08/31/2010	940,000
Çoruh Electr.Dist (Concession)	Electricity Dist	09/30/2010	227,000
Yeşilırmak Elec.Dist (Concession)	Electricity Dist.	12/29/2010	441,500
Fırat Elec.Dist (Conceesion)	Electricity Dist.	12/31/2010	230,250

Note:	Only privatizations worth U.S.$100 million or more are listed above.
Privatization implementations by the PA

Privatization Implementations by years
Privatizations Realized by Other Institutions

Name of the Company	Year	Field of Operation	Amount(U.S.$ billion)
İstanbul S.Gökçen Int’l Airport	2007	Airport Operation(BOT/TOR)	3.1
Antalya Int’l Airport	2007	Airport Operation(BOT/TOR)	3.2
İstanbul Ferry & Seabus Inc.	2011	Vehicle and Passenger Tansport by Sea	0.9

Total			7.2

Ongoing Privatization Implementations
The privatization program in various sectors is indicated as follows:
ENERGY SECTOR
With the aim of providing a framework for the privatization of the sector, the Electricity Energy Sector Reform and Privatization Strategy Paper was prepared by the State Planning Organization, Treasury, EMRA and Privatization Administration under coordination of the Ministry of Energy and Natural Resources. The Strategy Paper was approved by High Planning Council’s Decision dated March 17, 2004.
TEDAŞ, a state-owned electricity distribution company in Turkey was included in the privatization program by the Privatization High Council’s Decision, dated April 2, 2004. In accordance with the regional groupings set forth by the Strategy Paper, TEDAŞ currently provides electricity distribution and retail services through 19 regional companies (excluding Menderes EDAŞ which will be transferred to Aydem A.Ş. by the Ministry of Energy).
Privatization of the electricity distribution sector will be conducted through the block sale of the shares of the distribution companies who hold the operating rights of all the distribution assets and the distribution and retail sale licenses in the designated regions.
In accordance with the framework set forth by the agreed privatization strategy, the details regarding the tender processes of the distribution companies are given below:
A) Completed Transactions
Başkent Elektrik: Hacı Ömer Sabancı A.Ş-Österreiche Elektriziatscwirtschafts AG-Enerjisa Üretim A.Ş JV was the highest bidder in the tender with a bid of U.S.$1.225 million. The transfer to the new operator was finalized on January 28, 2009.

Sakarya Elektrik: AKCEZ (Ak Enerji-Chez JV) was the highest bidder in the tender with a bid of U.S.$600 million. The transfer to the new owner was finalized on February 11, 2009.
Meram Elektrik: ALCEN Enerji Dagitim ve Perakende Satis Hizmetleri A.S. was the highest bidder with a bid of U.S.$440 million. The transfer to the new investor was finalized on October 30, 2009.
Osmangazi Elektrik Dağıtım A.Ş : Dedeli Yatırım İnşaat Teknik Elektrik Dağıtım A.Ş (Eti Gümüş Group) was the highest bidder with a bid of U.S.$485 million. The contract between the PA and the new investor was signed on May 31, 2010 and the shares were transferred on June 2, 2010.
Çoruh Elektrik Dağıtım A.Ş operates in the provinces of Artvin, Giresun, Gümüşhane, Rize, and Trabzon.The highest bidder was Aksa Elektrik A.Ş with a bid of U.S.$227 million. The contract between the PA and the new investor was signed on September 30, 2010.
Yeşilırmak Elektrik Dağıtım A.Ş operates in the provinces of Samsun, Amasya, Çorum, Ordu, and Sinop.The final negotiations were completed on November 6, 2009. The highest bidder was Çalık Enerji with a bid of U.S.$441.5 million. The contract between the PA and the new investor was signed on December 29, 2010.
Fırat Elektrik Dağıtım A.Ş operates in the provinces of Malatya, Elazığ, Bingöl and Tunceli. The final negotiations were completed on February 2, 2010. The highest bidder was Aksa Elektrik with a bid of U.S.$230.3 million. The contract between the PA and the new investor was signed on December 31, 2010.
Çamlıbel Elektrik Dağıtım A.Ş operates in the provinces of Sivas, Tokat and Yozgat. The final negotiations were completed on February 2, 2010. The highest bidder was Kolin İnşaat Sanayi ve Ticaret. A.Ş with a bid of U.S.$258.5 million The contract between the PA and the new investor was signed on August 31, 2010.
Uludağ Elektrik Dağıtım A.Ş operates in the provinces of Bursa, Balıkesir, Çanakkale and Yalova. The final negotiations were completed on February 2, 2010. The highest bidder was Limak İnşaat Sanayi ve Ticaret A.Ş with a bid of U.S.$940 million. The contract between the PA and the new investor was signed on August 31, 2010.
Aras Elektrik: KİLER A.Ş was the highest bidder with a bid of U.S.$128 million. The necessary legal procedures prior to transfer to the new operator are ongoing.
B) Technically Completed Tenders:
Vangölü Elektrik Dağıtım A.Ş operates in the provinces of Bitlis, Hakkari, Muş and Van. The final negotiations were completed on February 2, 2010. The highest bidder was Aksa Elektrik with a bid of U.S.$100.1 million.
Boğaziçi Elektrik Dağıtım A.Ş operates in the province of İstanbul (Rumeli). The final negotiations were completed on August 9, 2010. The highest bidder was İş-Kaya İnşaat Sanayi ve Ticaret Ltd. Şti.-MMEKA Makine İthalat Pazarlama ve Ticaret A.Ş. JV with a bid of U.S.$2.99 billion.
Gediz Elektrik Dağıtım A.Ş operates in the provinces of İzmir and Manisa. The final negotiations were completed on August 9, 2010. The highest bidder was İş-Kaya İnşaat Sanayi ve Ticaret Ltd. Şti.-MMEKA Makine İthalat Pazarlama ve Ticaret A.Ş. JV with a bid of U.S.$1.92 billion.
Trakya Elektrik Dağıtım A.Ş operates in the provinces of Edirne, Kırklareli and Tekirdağ. The final negotiations were completed on August 9, 2010. The highest bidder was Elektrik Perakende Satış A.Ş. with a bid of U.S.$622 million.
Dicle Elektrik Dağıtım A.Ş operates in the provinces of Diyarbakır, Şanlıurfa, Mardin, Batman, Siirt and Şırnak. The final negotiations were completed on August 9, 2010. The highest bidder was Karavil Dayanıklı Tüketim Malları İnşaat Otom. Pet. Ürün Paz. Sanayi ve Ticaret Ltd. Şti.- Ceylan İnşaat ve Ticaret A.Ş. JV with a bid of U.S.$228 million.
C) Electric Power Generation

The tender for the privatization of 9 generation plants of Ankara Doğal Elektrik Üretim ve Ticaret A.Ş with a capacity of 140 mw was finalized for U.S.$510 million and the power generation plants were transferred to Zorlu Enerji Elektrik Üretim. A.Ş, on September 1, 2008.
52 small and medium size hydro power generation plants which were separated into 19 groups were privatized through the transfer of operating rights. Final negotiations for the privatizations were completed on May 29, 2010 for U.S.$440 million. As of June 3, 2010, the Privatization Administration completed the tenders for 19 groups. On August 26, 2010 the PHC approved the sale of 18 of the 19 groups.
D) Başkent Başkent Doğalgaz Dağıtım A.Ş
Under the Privatization High Council Decision dated July 2, 2009 and numbered 2009/43, privatization of 80% of the shares of the Başkent Doğalgaz Dağıtım A.Ş., which was previously operated by the Municipality of Ankara, were transferred to the PA. On August 16, 2010, the tender for the privatization of the 80% of the shares of Başkent Doğalgaz Dağıtım A.Ş. was finalized for U.S.$1.211 million. However the tender was subsequently cancelled because the bidder failed to fulfill its commitment. The retendering of the shares has recently commenced and will expire on October 31, 2011.
E) Boğaziçi, Gediz, Dicle, Trakya, Toroslar, İstanbul Anadolu Yakası and Akdeniz Elektrik Dağıtım A.Ş
The companies with the highest bids for the above listed entities failed to meet the deadlines set by the Privatization Administration to conclude their respective sale agreements, despite the fact that the Privatization Administration had extended the deadlines twice. As a result, the Privatization Administration announced on July 26, 2011 that bidders who submitted the second highest bids for these companies will be invited to enter into the sales agreements. The deadline for these bidders to conclude their respective sales agreement was September 29, 2011.
TOBACCO, TOBACCO PRODUCTS, SALT AND ALCOHOL ENTERPRISES INC. (“TTA”)
On July 13, 2009, the Privatization Administration announced the last bidding date for the privatization of two salterns of TTA, namely Camalti Tuzlasi and Ayvalik Tuzlasi, as December 4, 2009. On December 17, 2009, the Privatization Administration announced that Binbirgida Tarim Urunleri Sanayi ve Ticaret A.S. submitted the highest bids of TL9 million for Ayvalik Tuzlasi and TL115 million for Çamalti Tuzlasi. On October 28, 2009, the Privatization Administration announced the last bidding date for the privatization of real estate properties of TTA, as December 25, 2009. On January 7, 2010, the Privatization Administration announced that the tenders for three of the real estate properties of TTA in Ankara and Izmir were finalized with a total amount of TL74.3 million.
TÜRKİYE HALK BANKASI (HALKBANK)
In accordance with the authorization provided to Privatization High Council by the Banking Law, an IPO for the 24.98% of shares of the bank was concluded on May 2-4, 2007 for U.S.$1.8 billion. The privatization studies for the remaining shares are still continuing.
SEA PORTS OPERATED BY TURKISH STATE RAILWAYS (TCDD)
In accordance with the relevant provisions of the Privatization Law, the six sea ports, namely Mersin, İskenderun, İzmir, Bandırma, Derince and Samsun ports, operated by TCDD were included the privatization portfolio. The privatization of the sea ports were carried out through a transfer of operational rights. Of the privatization of six sea ports:
-privatization of the Mersin port was completed, by transferring the operational rights to the Port of Singapore-Akfen Joint Group, for a period of 36 years with revenue of U.S.$755 million.
-The tender of the İzmir port was cancelled because the highest two bidders could not fulfill their obligations prior to signing the contract.
-privatization of the Samsun port was completed on March 31, 2010 to Ceynak Lojistics for a period of 36 years for U.S.$125.2 million.

-the transfer of operating rights of the Bandırma port to the Çelebi Joint Group for a period of 36 years was finalized on June 8, 2010 for U.S.$175 million.
-the Derince port tender was technically completed. Türkerler Joint Group gave the highest bid of U.S.$195.2 million.
-The final bidding date of the Iskenderun port was announced as September 16, 2010.
On July 3, 2007, the PHC approved the transfer of operational rights of the Izmir Port (for a consideration of $1.275 billion) to The Global-Hutchison-EIB joint venture and the related decision was published in the Official Gazette dated July 4, 2007 (No. 26572). However, on February 28, 2008, the PA announced that the Council of State suspended the sale of Izmir Port. On October 13, 2008, the PA announced that the Council of State rejected the bid by a trade union to cancel the privatization of Izmir Port. On January 11, 2010, the PA announced that Global-Hutchison-EIB could not fulfill its obligations and it decided to invite Celebi Holding, which submitted the second highest offer with $1.27 million, to participate in this tender. On April 26, 2010 it was announced that Celebi Holding withdrew from the tender process and that the tender was cancelled.
TÜRKŞEKER (TURKISH SUGAR MANUFACTURING COMPANY.)
In accordance with the decision of the Privatization High Council dated October 7, 2007, 24 sugar manufacturing companies and their related assets were classified under 6 groups. The companies are grouped as:
Portfolio A: Kars, Erciş, Ağrı,Muş and Erzurum
Portfolio B: Elazığ, Malatya, Erzincan, and Elbistan
Portfolio C: Kastamonu, Kırşehir, Turhal, Yozgat, Çorum and Çarşamba
Portfolio D: Bor, Ereğli and Ilgın
Portfolio E: Uşak, Alpullu, Burdur and Afyon
Portfolio F: Eskişehir and Ankara
The tenders of both the Portfolio A, B and C companies were announcement and the process began, but each tender was eventually cancelled. It is expected that the tender announcement of the Companies in Portfolios B, C and E will be made in late 2011.
TOLL MOTORWAYS AND BOSPHOROUS BRIDGES
The privatization studies of toll motorways, two Bosphorous bridges, the beltways (periferique) of Ankara and İzmir and the service units operated by the Turkish Highways General Directorate is almost complete. The strategy report is ready and various legal modifications have been made. It is expected that the tender announcement will be made in the second half of 2011.
The names of the toll motorways and Bosphorous bridges subject to privatization are set forth below:
-	Edirne-İstanbul-Ankara

-	Pozantı-Tarsus-Mersin

-	Tarsus-Adana-Gaziantep

-	Toprakkale-İskenderun

-	Gaziantep-Şanlıurfa

-	İzmir-Çeşme

-	İzmir-Aydın

-	Ankara and İzmir beltways

-	Fatih Sultan Mehmet and Bosphorous Bridges
TÜRK TELEKOM
Following the privatization of 55% of the shares of Türk Telekom in 2005, an additional 15% of shares have been privatized through an IPO on May 7-9, 2008. A total of U.S.$1.9 billion was raised from the IPO. The strategy for the sale of the remaining 30% of shares of the Company held by the Turkish Treasury has not yet been determined.

NATIONAL LOTTERY
The final negotiations for the privatization of the National Lottery through license granting was held on May 7, 2009. The privatization was cancelled due to the lack of sufficient bids.
DOĞUSAN A.Ş
The Company is engaged primarily in the manufacturing of concrete perlit tiles and is located in Erzincan, one of the eastern provinces of Turkey. 43.91% of the company’s shares are traded on the İstanbul Stock Exchange. The remaining 56.09% of the shares are in the portfolio of the PA. After the third tender process, 6 bids were submitted, and Yücel Grup Kuyumculuk İnşaat Taşımacılık San. ve Tic. Şti. submitted the highest bid with a bid of U.S.$7.26 million on July 13, 2011.
EXTRA-BUDGETARY FUNDS
     In 1984, due to increasing budgetary restrictions, the Government established a number of Extra Budgetary Funds (“EBFs”) with the objective of financing the implementation and administration of specific Government programs, such as incentive programs for exports and investment, social and housing programs, and public investment projects.
     In 2000 and 2001, a fundamental shift in the structure of EBFs was mandated in order to increase budget coverage and promote fiscal transparency. Currently, there are only five EBFs remaining. Non-consolidated EBFs of continued importance to the Turkish economy are the Privatization Fund, which oversees the privatization of SEEs, the Social Aid and Solidarity Fund, which assists the disabled and poor, the Defense Industries Support Fund, which develops military manufacturing capabilities, and the Support Price Stabilization Fund, which channels certain export and import duties into the subsidy of fertilizers.
     The following table presents, for the years indicated, the operating balance and financing of four EBFs, including the Privatization Fund, the Defense Industries Support Fund, the Social Aid and Solidarity Fund and the Support Price Stabilization Fund, for the 2006-2010 period. Since 2002, the consolidated EBF’s balance included only Privatization, Defense, Solidarity and Support Price Stabilization Funds.
Table No. 41

	Extra Budgetary Funds (Million TL)
	2006	2007	2008	2009	2010
Revenues	11,881	9,594	3,789	4,147	4,680
Expenditures	2,680	2,343	4,243	4,398	4,238
Surplus (Deficit)	9,202	7,251	-455	-251	443
Financing	-9,202	-7,251	455	251	-443

Source:	Ministry of Development
LOCAL GOVERNMENT
     The operations of local authorities expanded rapidly following the Government’s 1984 decision to decentralize responsibility and to transfer substantial amounts of tax keep revenues to local authorities. Total expenditures by local authorities were realized as TL20,577 million in 2005, and TL25,318 million in 2006.
     In 2007, total expenditures by local authorities increased to TL30,699 million and the deficit was TL3,848 million. In 2008, total expenditures by local authorities increased by 18.8% to TL36,465 million and the deficit was realized as TL6,018 million. In 2009, total expenditures by local authorities declined to TL36,359 million and the deficit was TL4,230 million. In 2010, total expenditures by local authorities were estimated to increase 17.2% to TL42,633 million and the deficit was estimated to be TL2,545 million.
     The following table presents the operating balance of the local authorities for the years indicated:

Table No. 42

	Local Authorities (Million TL)
	2006	2007	2008	2009	2010 (1)
Revenues	24,303	26,851	30,447	32,129	40,088
Expenditures	25,318	30,699	36,465	36,359	42,633
Surplus (Deficit)	-1,015	-3,848	-6,018	-4,230	-2,545

(1)	Provisional estimate

Source: Ministry of Development
PUBLIC SECTOR FIXED INVESTMENT
     The following table summarizes public sector fixed investment, including that of the SOEs and the EBFs, by economic sector for the years indicated:
Table No. 44

	Public Sector Fixed Investment
	2006	2007	2008	2009	2010(1)
	(percentage of total)
Agriculture	7.0	8.9	8.6	12.2	9.5
Mining	2.0	2.0	1.7	2.1	2.7
Manufacturing	2.1	1.0	0.9	1.1	0.8
Energy	10.2	10.3	9.2	9.5	6.2
Transport and communication	33.4	29.1	37.7	29.6	43.3
Tourism	0.4	0.4	0.4	0.3	0.5
Housing	1.4	1.6	1.5	1.5	1.5
Education	11.4	12.2	9.9	12.6	10.0
Health	5.9	6.7	5.6	6.9	4.6
Other Services	26.3	27.8	24.7	24.1	20.8
Total	100	100	100	100	100
Total (millions of TL)	28,464	32,534	39,123	39,342	53,933

(1)	Provisional estimate.

(2)	At current prices.

Source:	Ministry of Development.
PUBLIC SECTOR BORROWING REQUIREMENT
     In 2006, the consolidated budget deficit was TL4,643 million, representing 0.61% of GDP. Total PSBR declined to 1.88% of GDP in 2006.
     In 2007, the consolidated budget deficit was TL13,708 million, representing 1.63% of GDP. Total PSBR was realized as 0.07% of GDP in 2007.
     In 2008, the consolidated budget deficit was TL17,432 million, representing 1.83% of GDP. Total PSBR was realized as 1.62% of GDP in 2008.
     In 2009, the consolidated budget deficit was TL52,761 million, representing 5.54% of GDP. Total PSBR was realized as 5.11% of GDP in 2009.
     In 2010, the consolidated budget deficit was TL40,081 million, representing 4.02% of GDP. Total PSBR is expected to be 3.36% of GDP in 2010.

     In 2006, total public debt stock (gross) as a percentage of GDP declined to 48.2%. The net debt of the public sector declined to 34.0% in 2006.
     In 2007, total public debt stock (gross) as a percentage of GDP declined to 42.2%. The net debt of the public sector declined to 29.5% in 2007.
     In 2008, total public debt stock (gross) as a percentage of GDP increased to 42.9%. The net debt of the public sector declined to 28.2% in 2008.
     In 2009, total public debt stock (gross) as a percentage of GDP increased to 48.9%. The net debt of the public sector increased to 32.5% in 2009.
     In 2010, total public debt stock (gross) as a percentage of GDP declined to 45.0%. The net debt of the public sector declined to 28.7% in 2010.
     The following table sets forth information as to Turkey’s public sector borrowing requirement for the years indicated:
Table No. 45
Public Sector Borrowing Requirement

	2006	2007	2008	2009	2010 (1)
Consolidated budget	0.61	1.63	1.83	5.54	4.02
Local administrations	0.13	0.46	0.63	0.44	0.23
SSI, UIF, EBFs and Revolving Funds	-2.13	-1.89	-0.81	-0.51	-0.58
Social Security Institutions (SSI)	-0.12	-0.09	0.01	-0.06	0.00
Unemployment Insurance Fund (UIF)	-0.75	-0.83	-0.80	-0.39	-0.41
Revolving Funds	-0.05	-0.11	-0.07	-0.09	-0.10
EBFs	-1.21	-0.86	0.05	0.03	-0.07
SOEs	-0.49	-0.12	-0.03	-0.36	-0.31
SOEs not under privatization	-0.17	-0.18	-0.06	-0.44	-0.29
SOEs under privatization	-0.32	0.06	0.04	0.08	-0.01
Total	-1.88	0.07	1.62	5.11	3.36

Source:	Ministry of Development

(1)	Provisional estimate.
DEBT
GENERAL
     In Turkey, the Treasury conducts domestic and external borrowing operations and issues government securities through direct sales, TAP, public offerings and auctions. A TAP sale is non-auction borrowing method used by the Government to enhance market access pursuant to which the Treasury is permitted to reissue bills or bonds of a specific amount and maturity at any time. The Treasury issues various borrowing instruments such as discounted securities, inflation, revenue and foreign exchange-indexed securities, foreign exchange-denominated securities, Government Bonds with fixed coupon payments and floating rate notes.
     The Treasury issues two kinds of domestic borrowing securities: (1) Treasury Bills, which have a maturity shorter than one year and (2) Government Bonds, which have a maturity longer than one year. These are considered “marketable” instruments. Auctions are the primary means of borrowing in domestic markets and fixed rate government bonds are the primary external borrowing instruments utilized by Turkey.
     The Treasury issues Government securities through public offerings, direct sales, TAP sales and auctions. Turkey has not defaulted on any principal or interest of any external debt represented by bonds issued in public international markets since it began issuing such bonds in 1988.

     The total gross outstanding external debt of Turkey was approximately $266.9 billion at the end of the first quarter of 2010, approximately $265.1 billion at the end of the second quarter of 2010, approximately $282.6 billion at the end of the third quarter of 2010 and approximately $289.5 billion at the end of the fourth quarter of 2010.
Turkey issued the following external debt in 2010:
▪	$2 billion of global notes on January 12, 2010, which mature on May 30, 2040 and have a 6.75% annual interest rate.

▪	$1 billion of global notes on March 18, 2010, which mature on March 30, 2021 and have a 5.625% annual interest rate.

▪	€ 1.5 billion of global notes on April 22, 2010, which mature on May 18, 2020 and have a 5.125% annual interest rate.

▪	$1 billion of global notes on August 5, 2010, which mature on March 30, 2021 and have a 5.625% annual interest rate.

▪	€ 0.5 billion of global notes on November 12, 2010, which mature on May 18, 2020 and have a 5.125% annual interest rate.
The aggregate amount of scheduled repayment of principal and interest of external debt of Turkey as of March 31, 2011 was $55.1 billion, $55.2 billion, $42.3 billion and $31.6 billion for 2010, 2011, 2012 and 2013, respectively.
     On September 14, 2006, Turkey announced that, in accordance with its invitation (the “Invitation”) to holders of 11.375% Notes due 2006, 10% Notes due 2007, 10.5% Notes due 2008, 9.875% Notes due 2008, 12% Notes due 2008, 12.375% Notes due 2009 and 11.75% Notes due 2010 (collectively, the “old notes”) to submit one or more offers to exchange or tender for purchase such old notes for 7% Notes due 2016 (the “2016 Notes”), on the terms and subject to the conditions set forth in the prospectus supplement dated September 6, 2006 to the prospectus dated August 10, 2006, it expected to issue $1,169,720,000 aggregate principal amount of 2016 Notes. In addition, Turkey announced that it expected to issue $330,280,000 aggregate principal amount of 2016 Notes for cash (the “Cash Offering” and together with the Invitation, the “Global Notes Offering”). After confirmation by the exchange agent that the above definitive amounts were the final amounts of 2016 Notes to be issued pursuant to the Invitation, Turkey issued $1,500,000,000 aggregate principal amount of 2016 Notes pursuant to the Global Note Offering. In addition, Turkey paid an aggregate amount of $29,033,206 in cash for accrued but unpaid interest (to but not including September 26, 2006, the settlement date) on the outstanding principal amount of old notes exchanged pursuant to the Invitation and an aggregate amount of $116,536 in cash as a result of rounding down to the nearest integral multiple of $1,000 of the aggregate principal amount of the 2016 Notes issuable to each holder of old notes exchanged pursuant to the Invitation.
     Turkey’s central government domestic debt was approximately TL 352,841 million on December 31, 2010, compared with TL 330,005 million on December 31, 2009. These numbers represent a 2.7% decrease (from 34.6 in 2009 to 31.9% in 2010) in the ratio of domestic debt to GDP between two years.
     Turkey’s gross external debt was approximately $289.5 billion as of December 31, 2010, compared to $268.5 billion as of December 31, 2009.
DOMESTIC DEBT
     Within the framework of the government’s economic program, aimed at sustainable growth, continued disinflation and a viable debt position, there has been substantial improvement in both the level and structure of the Treasury’s domestic debt stock in recent years as a result of the strong fiscal performance and improving market sentiment. The ratio of domestic debt stock to GDP, which was 33.2% at the end of 2006, has progressively declined to 31.9% as of the end of 2010.
     In continuing efforts to improve the macroeconomic environment, the government launched an economic program in 2001, supported by the IMF, an important aim of which was to rehabilitate the banking sector.

     Several key reforms have been implemented in the area of debt management during the last several years:
•	With the increased confidence both in domestic and international markets, the downward trend in inflation and the elimination of technical and operational difficulties caused by Turkish Lira through the introduction of new Turkish Lira in 2005 (“YTL”), foreign investors’ YTL denominated issues have grown rapidly. All these developments have prepared the grounds for Treasury to increase the maturity of the debt stock, by the issuances of five and seven year Floating Rate Notes (“FRN”) and fixed couponed Government Bonds. In 2010, Treasury started to issue ten year fixed couponed and CPI Indexed Government Bonds. The ratio of foreign currency denominated and indexed securities to total domestic debt securities decreased from 13.8% at the end of 2006 to 1.6% at the end of 2010.

•	To further enhance the liquidity of domestic debt, the primary dealership system for government securities continues to be implemented through a September 2003 contract. In the last few years, the system contributed to the efficiency in both the primary and secondary market for government securities. The system provides greater depth and reduces volatility in the secondary market and helps to reduce roll-over risk. The primary dealership system aims to create a highly liquid, transparent, and dependable secondary market, which in turn is expected to lead to decreased costs in the primary market.
     Within the context of debt management policy, for attaining reasonable risk level and reducing borrowing cost, strategic benchmark implementation was maintained in 2010 similar to the previous years. With the implementation of strategic benchmark strategy, benchmark government bonds were reopened on a regular basis in a period of three months. In this way, by reducing the number of securities in the market, liquidity of securities was increased.
     In line with the objectives of diversifying the instruments, broadening the investor base and lengthening borrowing maturities, CPI Indexed Government Bonds have continued to be issued.
     With the aim of increasing domestic savings, diversifying borrowing instruments and broadening the investor base, Revenue Indexed Bonds, of which coupon payments are indexed to the transfers of State Owned Enterprises, Turkish Petroleum Corporation (TPAO), State Supply Office (DMO), State Airport Authority (DHMİ) and Coastal Safety (KIYEM) to Budget as “Revenue Shares”, continued to be issued regularly in 2010 for a total amount of TL1.42 billion.
     Average maturity was increased in the year 2010. The average maturity of cash borrowing was 28 months in 2006, 34 months in 2007, 32 months in 2008, 35 months in 2009 and 44 months in 2010. The cost of internal public debt in local currency (including discounted treasury bills/government bonds and fixed rate government bonds) on a compounded basis was annually realized as 17.9%, 18.4% 19.2% 11.6% and 8.5% in the period of 2006-2010.
     There has also been an improvement in the structure of the domestic debt stock. As a result of strategic benchmarks which have been set in accordance with debt strategies based on risk analysis, the portion of foreign currency denominated or linked debt in the total domestic debt stock has decreased to 1.6% in 2010 which was 13.8% in 2006. The share of fixed interest rate instru.ments in total domestic debt stock has increased to 49.8% in 2010 from 48.1% in 2006. Since 2006, the composition of domestic debt holders continued to change and the share of the public sector in outstanding domestic debt stock has declined from 28.4% in 2006 to 14.6% in 2010, as a result of the redemption of non-cash securities.
     The Treasury aims to increase maturity of borrowing in the upcoming years while pursuing policies to mitigate market and liquidity risks and to enhance liquidity and efficiency in both the primary and secondary markets. These, together with continued strong fiscal policies, are intended to ensure a sustainable path for domestic debt. The following tables show the domestic debt securities auctioned in years 2006-2010:
Table No. 46
Treasury Auctions

AUCTIONS FOR ZERO COUPON TREASURY NOTES IN 2006

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate (%)			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(in thousands of New Turkish Lira)

January							9,003,759.47	5,564,287.97	4,760,791.73
3 month t. Bıll (91 days)(r)	16.01.2006	18.01.2006	19.07.2006	7.11	14.23	14.73	5,183,982.02	1,986,960.51	1,855,000.00
20 month g. Bond (595 days)	17.01.2006	18.01.2006	05.09.2007	23.11	14.14	13.56	3,819,777.45	3,577,327.46	2,905,791.72

February							10,149,886.18	9,138,737.42	7,917,402.80
10 month t. Bıll (308 days)	07.02.2006	08.02.2006	13.12.2006	12.09	14.29	14.44	3,041,812.31	1,839,699.87	1,641,285.57
6 month t. Bıll (182 days)(r)	20.02.2006	22.02.2006	23.08.2006	6.96	13.93	14.41	5,486,040.86	2,421,673.12	2,264,000.00
19 month g. Bond (560 days)(r-o)	21.02.2006	22.02.2006	05.09.2007	21.57	14.02	13.53	1,622,033.00	4,877,364.43	4,012,117.23

March							5,642,028.84	6,453,310.13	5,466,475.11
3 month t. Bıll (91 days)(r)	13.03.2006	15.03.2006	14.06.2006	3.39	13.56	14.27	2,505,039.43	978,070.65	946,000.00
19 month g. Bond (539 days)(r-o)	14.03.2006	15.03.2006	05.09.2007	21.12	14.27	13.81	3,136,989.42	5,475,239.48	4,520,475.11

April							7,218,864.53	11,148,651.34	8,999,351.59
12 Month G. Bond (378 days)	04.04.2006	05.04.2006	18.04.2007	14.64	14.10	14.06	4,048,578.23	3,877,204.28	3,382,003.83
24 Month G. Bond (728 days)	11.04.2006	12.04.2006	09.04.2008	29.45	14.72	13.77	3,170,286.30	7,271,447.06	5,617,347.75

May							3,910,089.26	5,066,673.73	4,118,839.38
12 Month G. Bond (378 days)	02.05.2006	03.05.2006	16.05.2007	14.65	14.11	14.07	2,731,496.54	2,479,689.56	2,162,901.50
23 Month G. Bond (686 days)(r-o)	23.05.2006	24.05.2006	09.04.2008	32.26	17.12	15.99	1,178,592.72	2,586,984.17	1,955,937.88

June							3,569,172.30	3,842,894.43	3,241,689.22
12 Month G. Bond (371 days)	06.06.2006	07.06.2006	13.06.2007	18.98	18.62	18.59	1,388,712.39	1,816,660.94	1,526,835.31
3 Month T. Bill (91 days)(r)	12.06.2006	14.06.2006	13.09.2006	3.94	15.76	16.72	1,673,613.88	1,023,814.30	985,000.00
22 Month G. Bond (665 days)(r-o)	13.06.2006	14.06.2006	09.04.2008	37.34	20.44	18.97	506,846.04	1,002,419.19	729,853.91

July							7,274,385.86	10,038,926.35	8,178,976.58
3 Month T. Bill (91 days)(r)	03.07.2006	05.07.2006	04.10.2006	5.21	20.86	22.55	1,360,744.88	1,309,620.84	1,244,710.76
12 Month G. Bond (364 days)	04.07.2006	05.07.2006	04.07.2007	21.17	21.17	21.17	1,944,912.02	3,064,231.02	2,528,815.30
6 Month T. Bill (182 days)(r)	18.07.2006	19.07.2006	17.01.2007	10.73	21.45	22.61	2,494,061.69	2,321,960.15	2,097,000.00
24 Month G. Bond (728 days)	18.07.2006	19.07.2006	16.07.2008	44.82	22.41	20.34	1,474,667.26	3,343,114.33	2,308,450.52

August							11,454,739.03	10,691,619.16	8,319,784.64
11 Month T. Bill (329 days)	08.08.2006	09.08.2006	04.07.2007	18.82	20.82	21.02	2,069,369.94	2,649,221.58	2,229,580.74
24 Month G. Bond (707 days)(r-o)	08.08.2006	09.08.2006	16.07.2008	42.25	21.75	19.89	2,375,477.52	5,922,144.88	4,163,203.90
6 Month T. Bill (182 days)(r)	22.08.2006	23.08.2006	21.02.2007	10.03	20.06	21.06	7,009,891.57	2,120,252.70	1,927,000.00

September							15,209,681.95	11,407,519.52	8,969,493.07
6 Month T. Bill (182 days)(r)	11.09.2006	13.09.2006	14.03.2007	10.37	20.74	21.81	8,228,057.64	2,773,567.38	2,513,000.00
22 Month G. Bond (672 days)(r-o)	12.09.2006	13.09.2006	16.07.2008	40.31	21.84	20.14	4,611,802.31	5,262,767.10	3,750,817.50

14 Month G. Bond (406 days)	25.09.2006	27.09.2006	07.01.2007	24.60	22.05	21.79	2,369,822.00	3,371,185.05	2,705,675.57
October							5,475,272.86	5,216,139.55	3,802,697.25
3 Month T. Bill (91 days)(r)	02.10.2006	04.10.2006	03.01.2007	4.60	18.38	19.69	2,706,338.14	865,002.12	827,000.00
22 Month G. Bond (679 days)	02.10.2006	04.10.2006	13.08.2008	46.22	24.78	22.59	2,768,934.72	4,351,137.43	2,975,697.25

November							8,106,563.62	9,800,595.09	7,282,477.27
13 Month G. Bond (399 days)	07.11.2006	08.11.2006	12.12.2007	22.98	20.96	20.77	3,469,460.37	2,808,590.71	2,283,830.10
21 Month G. Bond (644 days)(r-o)	07.11.2006	08.11.2006	13.08.2008	39.88	22.54	20.89	4,637,103.25	6,992,004.38	4,998,647.17

December							3,353,940.03	6,032,449.68	4,514,094.82
13 Month G. Bond (371 days)(r-o)	05.12.2006	06.12.2006	12.12.2007	21.46	21.06	21.02	1,152,643.81	1,763,369.36	1,451,749.24
21 Month G. Bond (616 days)(r-o)	05.12.2006	06.12.2006	13.08.2008	39.41	23.29	21.69	2,201,296.22	4,269,080.32	3,062,345.58

2006 TOTAL							90,368,383.92	94,401,804.36	75,572,073.45

Source:	UT.

AUCTIONS FOR ZERO COUPON TREASURY NOTES IN 2007

							Sales Amount (Inc. Switching)
							Net
							Bid
	Auction	Value	Maturity	Average Interest Rate (%)			Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(in thousands of New Turkish Lira)

January
3 Month T.Bill (90 days)(r)	28.12.2006	04.01.2007	04.04.2007	4.64	18.78	20.15	3,835,127	1,701,514	1,626,000
6 Month T.Bill (182 days)(r)	16.01.2007	17.01.2007	18.07.2007	9.73	19.45	20.40	6,684,449	2,675,108	2,438,000
22 Month G. Bond (672 days)	23.01.2007	24.01.2007	26.11.2008	40.88	22.14	20.40	10,907,152	10,098,615	7,168,385

February
6 Month T.Bill (182 days)(r)	19.02.2007	21.02.2007	22.08.2007	9.12	18.24	19.07	4,784,591	977,716	896,000
21 Month G.Bond (644 days)(r-o)	20.02.2007	21.02.2007	26.11.2008	35.46	20.04	18.71	1,892,425	2,063,241	1,523,165

March
21 Month G.Bond (630 days) (r-o)	06.03.2007	07.03.2007	26.11.2008	37.49	21.66	20.20	2,614,979	4,486,391	3,262,999
6 Month T.Bill (182 days) (r)	13.03.2007	14.03.2007	12.09.2007	9.20	18.41	19.25	5,548,977	2,471,267	2,263,000

April
3 Month T.Bill (91 days) (r)	03.04.2007	04.04.2007	04.07.2007	4.47	17.86	19.10	2,420,895	1,145,988	1,097,000
22 Month G. Bond (658 days)	17.04.2007	18.04.2007	04.02.2009	37.16	20.56	19.10	3,995,117	5,085,949	3,707,916

May
21 Month G. Bond (637 days) (r-o)	08.05.2007	09.05.2007	04.02.2009	35.21	20.12	18.81	2,745,654	4,266,056	3,155,177

June
12 Month G. Bond (364 days)	12.06.2007	13.06.2007	11.06.2008	18.65	18.65	18.65	4,332,526	3,857,951	3,251,562
20 Month G. Bond (588 days) (r-o)	26.06.2007	27.06.2007	04.02.2009	31.42	19.45	18.43	4,357,660	6,295,925	4,790,697

July
3 month T.Bill (91 days) (r)	03.07.2007	04.07.2007	04.07.2007	4.03	16.12	17.12	2,579,039	1,507,404	1,449,000
22 Month G. Bond (672 days)	03.07.2007	04.07.2007	04.07.2007	35.32	19.14	17.80	2,685,959	7,599,030	5,615,386
6 month T.Bill (182 days )(r)	17.07.2007	18.07.2007	18.07.2007	8.28	16.55	17.24	4,623,072	2,352,833	2,173,000

August
6 Month T. Bill (182 days) (r)	20.08.2007	22.08.2007	20.02.2008	8.89	17.79	18.58	2,141,963	861,342	791,000

September
13 Month G. Bond (399 days)	03.09.2007	05.09.2007	08.10.2008	20.39	18.61	18.45	2,151,933	3,680,780	3,057,256
20 Month G. Bond (609 days) (r-o)	04.09.2007	05.09.2007	06.05.2009	32.10	19.19	18.10	2,707,393	4,630,405	3,505,216
6 month T.Bill (182 days) (r)	11.09.2007	12.09.2007	12.03.2008	8.72	17.45	18.21	3,214,824	2,469,105	2,271,000

October
3 Month T. Bill (91 days)(r)	02.10.2007	03.10.2007	02.01.2008	4.03	16.14	17.14	1,944,434	1,944,434	899,000
22 Month G. Bond (658 days)	16.10.2007	17.10.2007	05.08.2009	31.20	17.26	16.21	3,243,412	3,243,412	3,455,408

November
21 Month G. Bond (637 days) (r-o)	06.11.2007	07.11.2007	05.08.2009	30.07	17.18	16.21	2,844,562	4,373,724	3,362,521

December
12 Month G. Bond (371 days)	11.12.2007	12.12.2007	17.12.2008	17.00	16.68	16.66	2,722,961	2,045,641	1,748,369
20 Month G. Bond (602 days) (r-o)	11.12.2007	12.12.2007	05.08.2009	28.63	17.31	16.44	2,188,401	4,190,860	3,257,981

2007 TOTAL							87,167,504	84,305,755	66,765,038

Source:	UT.

AUCTIONS FOR ZERO COUPON TREASURY NOTES IN 2008

							Sales Amount (Inc. Switching)
							Net
							Bid
	Auction	Value	Maturity	Average Interest Rate (%)			Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(in thousands of New Turkish Lira)

January
3 Month T. Bill (91 days) (r)	28.12.2007	02.01.2008	02.04.2008	3.84	15.38	16.29	1,353,374	664,606	640,000
6 Month T. Bill (182 days) (r)	14.01.2008	16.01.2008	16.07.2008	7.85	15.70	16.31	3,067,238	1,036,414	961,000
21 Month G. Bond (630 days)	14.01.2008	16.01.2008	07.10.2009	29.68	17.15	16.20	4,525,001	4,440,680	3,424,423

February
6 Month T. Bill (182 days) (r)	18.02.2008	20.02.2008	20.08.2008	8.09	16.18	16.83	2,499,032	989,013	915,000
20 Month G. Bond (595 days) (r-o)	19.02.2008	20.02.2008	07.10.2009	28.66	17.53	16.67	2,530,248	2,867,952	2,229,057

March
6 Month T. Bill (182 days) (r)	11.03.2008	12.03.2008	10.09.2008	8.24	16.47	17.15	1,437,468	899,453	831,000
19 Month G. Bond (574 days) (r-o)	11.03.2008	12.03.2008	07.10.2009	29.14	18.48	17.60	2,820,455	3,314,800	2,566,853

April
3 Month T. Bill (91 days) (r)	01.04.2008	02.04.2008	02.07.2008	4.19	4.16	16.65	1,945,985	1,334,327	1,281,000
12 Month G. Bond (364 Days)	07.04.2008	09.04.2008	08.04.2009	18.32	18.26	18.26	1,950,662	2,404,503	2,033,178
21 Month G. Bond (644 days)	08.04.2008	09.04.2008	13.01.2010	34.99	34.93	19.74	3,973,579	6,004,471	4,450,210

May
20 Month G. Bond (616 days) (r-o)	06.05.2008	07.05.2008	13.01.2010	35.33	20.88	19.57	1,263,468	2,153,501	1,591,325

June
19 Month G. Bond (581 days) (r-o)	10.06.2008	11.06.2008	13.01.2010	36.53	22.88	21.54	1,278,756	2,434,986	1,783,480

July
6 Month T. Bill (182 days) (r)	14.07.2008	16.07.2008	14.01.2009	9.12	18.24	19.07	6,961,077	3,839,933	3,519,000
12 Month G. Bond (364 Days)	15.07.2008	16.07.2008	15.07.2009	20.39	20.39	20.39	1,476,548	2,518,841	2,092,271
21 Month G. Bond (637 days)	15.07.2008	16.07.2008	14.04.2010	40.90	23.37	21.64	2,903,249	6,880,128	4,882,967

August
11 Month T. Bill (336 days) (r-o)	11.08.2008	13.08.2008	15.07.2009	17.63	19.10	19.23	1,916,303	2,558,041	2,174,716
20 Month G. Bond (609 days) (r-o)	12.08.2008	13.08.2008	14.04.2010	33.40	19.96	18.80	4,746,017	6,499,975	4,872,567
6 Month T. Bill (182 days) (r)	19.08.2008	20.08.2008	18.02.2009	9.08	18.15	18.98	4,567,385	2,974,528	2,727,000

September
6 Month T. Bill (182 days) (r)	09.09.2008	10.09.2008	11.03.2009	9.06	18.12	18.95	1,671,950	711,084	652,000
19 Month G. Bond (581 days) (r-o)	09.09.2008	10.09.2008	14.04.2010	31.42	19.69	18.67	1,735,807	2,194,555	1,669,859

October
13 Month G. Bond (406 days) (r-o)	07.10.2008	08.10.2008	18.11.2009	23.09	20.70	20.47	351,937	718,957	584,067
20 Month G. Bond (623 days)	07.10.2008	08.10.2008	23.06.2010	37.79	22.08	20.60	1,627,814	3,332,638	2,418,725

November
12 Month G. Bond (371 days)	11.11.2008	12.11.2008	18.11.2009	23.27	22.83	22.78	2,274,781	1,457,823	1,182,587
7 Month T. Bill (210 days)	24.11.2008	26.11.2008	24.06.2009	11.48	19.90	20.73	1,786,966	3,640,514	3,265,541
19 Month G. Bond (574 days) (r-o)	25.11.2008	26.11.2008	23.06.2010	36.13	22.91	21.60	1,351,389	6,018,779	4,421,273

December
11 Month T. Bill (336 days) (r-o)	16.12.2008	17.12.2008	18.11.2009	17.19	18.63	18.75	1,144,664	1,922,046	1,640,044
18 Month G. Bond (553 days)	16.12.2008	17.12.2008	23.06.2010	29.47	19.40	18.53	1,599,191	2,141,553	1,654,072

2008 TOTAL							64,760,344	75,954,101	60,463,218

Source:	UT.

AUCTIONS FOR ZERO COUPON TREASURY NOTES IN 2009

							Sales Amount (Inc. Switching)
							Net
							Bid
	Auction	Value	Maturity	Average Interest Rate (%)			Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(in thousands of New Turkish Lira)

January
6 Month T. Bill (182 days) (r)	12.01.2009	14.01.2009	15.07.2009	7.79	15.58	16.18	3,025,743	1,069,261	992,000
22 Month G. Bond (658 days)	13.01.2009	14.01.2009	03.11.2010	31.09	17.20	16.16	2,777,339	4,928,040	3,759,302

February
13 Month G. Bond (392 days)	02.02.2009	04.02.2009	03.03.2010	16.00	14.86	14.78	3,753,949	6,152,415	5,303,760
21 Month G. Bond (637days) (r-o)	03.02.2009	04.02.2009	03.11.2010	28.44	16.25	15.38	4,078,161	11,403,921	8,878,753
6 Month T. Bill (182 days) (r)	17.02.2009	18.02.2009	19.08.2009	6.91	13.82	14.30	5,087,838	3,680,996	3,443,000

March
12 Month G. Bond (364 days)	09.03.2009	11.03.2009	09.09.2009	6.35	12.70	13.10	1,687,152	655,105	616,000
21 Month G. Bond (637days) (r-o)	10.03.2009	11.03.2009	03.03.2010	14.24	14.52	14.54	5,009,867	3,717,222	3,253,834

April
22 Month G. Bond (665 days)	07.04.2009	08.04.2009	02.02.2011	25.72	14.08	13.35	3,448,381	3,741,547	2,976,175

May
12 Month G. Bond (364 days)	04.05.2009	06.05.2009	05.05.2010	11.42	11.42	11.42	3,546,068	5,639,414	5,061,269
21 Month G. Bond (637days) (r-o)	05.05.2009	06.05.2009	02.02.2011	21.40	12.23	11.72	3,932,685	7,538,338	6,209,474

June
20 Month G. Bond (588 days) (r-o)	23.06.2009	24.06.2009	02.02.2011	20.25	12.54	12.09	1,267,086	3,350,574	2,786,274

July
6 Month T. Bill (182 days) (r)	13.07.2009	15.07.2009	13.01.2010	4.68	9.37	9.59	4,192,512	1,513,743	1,446,000
22 Month G. Bond (665 days)	14.07.2009	15.07.2009	11.05.2011	22.22	12.16	11.61	2,682,756	4,508,580	3,689,015

August
12 Month G. Bond (357 days)	03.08.2009	05.08.2009	28.07.2010	9.35	9.53	9.54	6,250,381	5,812,419	5,315,631
21 Month G. Bond (644 days) (r-o)	04.08.2009	05.08.2009	11.05.2011	18.56	10.49	10.10	4,048,784	4,527,871	3,819,073
6 Month T. Bill (182 days) (r)	17.08.2009	19.08.2009	17.02.2010	4.28	8.56	8.74	6,774,251	3,647,706	3,498,000

September
6 Month T. Bill (182 days) (r)	07.09.2009	09.09.2009	10.03.2010	4.12	8.24	8.41	1,863,487	799,633	768,000
20 Month G. Bond (609 days) (r-o)	08.09.2009	09.09.2009	11.05.2011	16.19	9.68	9.38	2,069,807	2,646,362	2,277,516

October
14 Month G. Bond (427 days)	05.10.2009	07.10.2009	08.12.2010	8.71	7.42	7.38	5,802,601	5,250,877	4,830,280
22 Month G. Bond (665 days)	06.10.2009	07.10.2009	03.08.2011	14.56	7.97	7.72	1,527,018	4,547,190	3,969,383

November
13 Month G. Bond (385 days) (r-o)	16.11.2009	18.11.2009	08.12.2010	8.65	8.18	8.16	3,739,514	3,015,616	2,775,658
21 Month G. Bond (623 days) (r-o)	17.11.2009	18.11.2009	03.08.2011	15.45	9.03	8.76	7,501,978	4,519,199	3,914,405

December
20 Month G. Bond (602 days) (r-o)	08.12.2009	09.12.2009	03.08.2011	15.32	9.27	9.00	2,681,375	1,790,024	1,552,163

2009 TOTAL							86,748,732	94,456,053	81,134,965

Source:	UT.

AUCTIONS FOR ZERO COUPON TREASURY NOTES IN 2010

							Sales Amount (Inc. Switching)
							Net
							Bid
	Auction	Value	Maturity	Average Interest Rate (%)			Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(in thousands of New Turkish Lira)

January
6 Month T. Bill (182 days) (r)	11.01.2010	13.01.2010	14.07.2010	3.62	7.23	7.36	6,590,496	3,024,543	2,919,000
15 Month G. Bond (448 days)	18.01.2010	20.01.2010	13.04.2011	10.10	8.21	8.13	4,681,852	2,649,825	2,406,731
22 Month G. Bond (665 days)	19.01.2010	20.01.2010	16.11.2011	16.00	8.76	8.46	3,470,351	3,519,662	3,034,233

February
14 Month G. Bond (427 days) (r-o)	09.02.2010	10.02.2010	13.04.2011	9.58	8.17	8.11	2,721,064	3,640,381	3,322,107
6 Month T. Bill (182 days) (r)	15.02.2010	17.02.2010	18.08.2010	3.54	7.08	7.20	4,383,605	3,174,505	3,066,000
21 Month G. Bond (637 days) (r-o)	16.02.2010	17.02.2010	16.11.2011	15.87	9.07	8.78	1,767,357	2,908,571	2,510,159

March
21 Month G. Bond (623 days) (r-o)	02.03.2010	03.03.2010	16.11.2011	15.81	9.24	8.95	3,338,839	3,338,839	3,327,710
6 Month T. Bill (182 days) (r)	08.03.2010	10.03.2010	08.09.2010	3.53	7.07	7.19	3,195,435	3,195,435	2,033,000

April
14 Month G. Bond (420 days)	12.04.2010	14.04.2010	08.06.2011	9.65	8.36	8.31	2,221,708	3,824,327	3,487,784
22 Month G. Bond (651 days)	13.04.2010	14.04.2010	25.01.2012	16.94	9.47	9.14	1,845,941	3,587,035	3,067,350

May
21 Month G. Bond (630 days) (r-o)	04.05.2010	05.05.2010	25.01.2012	17.03	9.84	9.51	3,089,273	3,632,510	3,103,945

June
19 Month G. Bond (581 days) (r-o)	22.06.2010	23.06.2010	25.01.2012	14.40	9.02	8.79	3,444,672	3,999,853	3,496,273
11 Month T. Bill (343 days) (r-o)	29.06.2010	30.06.2010	08.06.2011	7.89	8.38	8.39	1,404,028	1,275,825	1,182,487

July
6 Month T. Bill (182 days) (r)	12.07.2010	14.07.2010	12.01.2011	3.90	7.79	7.94	3,016,837	1,802,605	1,735,000
21 Month G. Bond (651 days)	13.07.2010	14.07.2010	25.04.2012	15.73	8.79	8.51	5,571,687	5,403,642	4,669,291
12 Month G. Bond (357 days)	27.07.2010	28.07.2010	20.07.2011	7.64	7.79	7.80	4,558,638	1,472,323	1,367,834

August
11 Month T. Bill (336 days) (r-o)	17.08.2010	17.08.2010	20.07.2011	7.17	7.77	7.79	7,210,885	2,819,194	2,630,510
20 Month G. Bond (616 days) (r-o)	17.08.2010	17.08.2010	25.04.2012	14.03	8.29	8.07	3,248,027	5,013,674	4,396,641

September
6 Month T. Bill (182 days) (r)	06.09.2010	08.09.2010	09.03.2011	3.65	7.30	7.43	5,554,906	2,010,808	1,940,000
20 Month G. Bond (595 days) (r-o)	07.09.2010	08.09.2010	25.04.2012	13.63	8.34	8.13	5,988,360	4,363,255	3,839,786
12 Month G. Bond (378 days)	27.09.2010	29.09.2010	12.10.2011	7.83	7.55	7.53	7,261,133	2,544,402	2,359,548

October
22 Month G. Bond (651 days)	26.10.2010	27.10.2010	08.08.2012	13.90	7.78	7.78	5,834,563	3,806,288	3,341,645

November
21 Month G. Bond (644 days) (r-o)	02.11.2010	03.11.2010	08.08.2012	13.84	7.82	7.60	2,653,640	5,127,836	4,504,598
11 Month T. Bill (322 days) (r-o)	23.11.2010	24.11.2010	12.10.2011	6.45	7.29	7.32	583,539	711,887	668,767

December
20 Month G. Bond (609 days) (r-o)	07.12.2010	08.12.2010	08.08.2012	13.18	7.88	7.68	1,899,985	4,477,989	3,956,390

2010 TOTAL							95,536,822	81,325,215	72,366,790

Source:	UT.

The following tables present the various sales and auctions of securities conducted by Turkey in 2006-2010:
Table No. 47
     2007 Sales — Direct Sales and Tap Sales and Public Offers (2)

	Description	Issue Date	Settlement Date	Maturity	Net Amount (1)
October
Direct Sale — USD	1% quarterly couponed	24.10.2007	20.10.2010	3 Years	1,000

(1)	Million USD

(2)	There were no tap sales and public offers in 2007.

Source:	UT
     2008 Sales — Direct Sales and Tap Sales and Public Offers (2)

	Description	Issue Date	Settlement Date	Maturity	Net Amount (1)
July
Direct Sale — USD	1% quarterly couponed	30.07.2008	27.07.2011	3 Years	500

December
Direct Sale — USD	0.88% quarterly couponed	03.12.2008	30.11.2011	3 Years	500
Direct Sale — YTL	FRN	12.12.2008	04.12.2013	5 Years	2,305,000

(1)	Million USD, Thousand YTL

(2)	There were no tap sales and public offers in 2008.

Source:	UT
     2009 Sales — Direct Sales and Tap Sales and Public Offers (2)

	Description	Issue Date	Settlement Date	Maturity	Net Amount (1)
January
Revenue Indexed Bond -USD	Semiannually couponed	28.01.2009	01.02.2012	3 years	49.1
Revenue Indexed Bond -TL	Quarterly couponed	28.01.2009	01.02.2012	3 years	420.7

April
Revenue Indexed Bond — TL	Semiannually couponed	29.04.2009	04.05.2010	1 year	737.8

(1)	Million USD, Million TL

(2)	There were no tap sales and public offers in 2009.

Source:	UT
     2010 Sales — Direct Sales and Tap Sales and Public Offers (2)

	Description	Issue Date	Settlement Date	Maturity	Net Amount (1)
February
Revenue Indexed Bond — TL	Semiannually couponed	24.02.2010	22.02.2012	2 years	944

August
Revenue Indexed Bond — TL	Semiannually couponed	11.08.2010	08.08.2012	2 year	479.5

(1)	Million USD, Million TL

(2)	There were no tap sales and public offers in 2010.

Source:	UT

Table No. 48
Auctions for FX Denominated Discounted Securities in 2007

							Sales Amount (Inc. Switching)
							Net Bid
	Auction	Value	Maturity	Average Interest Rate (%)			Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(in millions of USD)
April
24 Month G. Bond	03.04.2007	04.04.2007	01.04.2009	11.26	5.63	5.48	1,641.54	1,230.53	1,106.00

November
16 Month G. Bond	27.11.2007	28.11.2007	01.04.2009	6.93	5.15	5.10	566.03	606.99	567.66

TOTAL							2,207.57	1,837.52	1,673.67

Source:	UT
Table No. 49
Auctions for FX Denominated Floating Rate Notes in 2006

							Net	Sales Amount (Inc.
							Bid	Switching)
	Auction	Value	Maturity	Average Interest Rate			Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound (1)	(million)

3 Years G. Bond (Semiannually LIBOR+1 Couponed) - USD	25.04.2006	26.04.2006	22.04.2009	3.11%	6.22%	6.32%	1,587.9	648.9	650.5

(1)	This interest rate reflects the term interest rate which is accepted and is the basis for the price accepted at the auction, assuming that the term interest remains the same during the year.

(1)	Based on the assumption that the term interest rate remains the same during the year.

Source:	UT

Table No. 50
Fixed Coupon YTL Denominated Treasury Auctions in 2006

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(thousand YTL)
5 Year Semi Annual Couponed G. Bond	24.01.2006	25.01.2006	19.01.2011	6.02%	12.05%	12.41%	1,625,539.6	1,368,899.6	1,467,117.6
5 Year Semi Annual Couponed G. Bond	14.02.2006	15.02.2006	19.01.2011	6.41%	12.81%	13.22%	1,144,161.0	368,307.3	386,869.5
5 Year Semi Annual Couponed G. Bond	28.03.2006	29.03.2006	19.01.2011	6.61%	13.22%	13.66%	968,596.7	528,048.0	554,850.1
5 Year Semi Annual Couponed G. Bond	18.04.2006	19.04.2006	19.01.2011	6.68%	13.36%	13.80%	486,802.2	371,718.9	391,769.4
5 Year Semi Annual Couponed G. Bond	09.05.2006	10.05.2006	19.01.2011	7.01%	14.02%	14.50%	683,229.2	409,877.3	426,023.2
5 Year Semi Annual Couponed G. Bond	26.09.2006	27.09.2006	19.01.2011	9.95%	19.90%	20.89%	619,281.7	775,652.8	666,680.8
5 Year Semi Annual Couponed G. Bond	17.10.2006	18.10.2006	19.01.2011	9.79%	19.59%	20.55%	2,156,369.8	1,448,571.0	1,267,010.3
TOTAL							7,683,980.3	5,271,074.9	5,160,320.9

Source:	UT
Fixed Coupon YTL Denominated Treasury Auctions in 2007

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(thousand YTL)
4 Year Semi Annual Couponed G. Bond	16.01.2007	17.01.2007	19.01.2011	9.45%	18.90%	19.79%	2,141,894.8	2,291,988.2	2,139,436.7
4 Year Semi Annual Couponed G. Bond	13.02.2007	14.02.2007	19.01.2011	8.98%	17.96%	18.77%	1,968,456.9	1,978,974.7	1,779,532.7
5 Year Semi Annual Couponed G. Bond	13.03.2007	14.03.2007	07.03.2012	9.07%	18.14%	18.96%	2,899,262.9	2,298,830.9	2,141,708.3
5 Year Semi Annual Couponed G. Bond	17.04.2007	18.04.2007	07.03.2012	8.68%	17.37%	18.12%	2,607,547.7	2,158,809.6	2,096,054.9
5 Year Semi Annual Couponed G. Bond	15.05.2007	16.05.2007	07.03.2012	8.54%	17.09%	17.82%	2,394,773.3	1,235,559.8	1,225,895.4
5 Year Semi Annual Couponed G. Bond	12.06.2007	13.06.2007	07.03.2012	8.36%	16.72%	17.42%	1,475,189.5	766,179.9	778,513.4
5 Year Semi Annual Couponed G. Bond	03.07.2007	04.07.2007	07.03.2012	7.99%	15.98%	16.62%	871,405.1	1,833,159.7	1,922,965.1
5 Year Semi Annual Couponed G. Bond	21.08.2007	22.08.2007	07.03.2012	9.25%	18.50%	19.35%	1,099,557.7	1,272,352.4	1,266,932.0
5 Year Semi Annual Couponed G. Bond	02.10.2007	03.10.2007	26.09.2012	7.77%	15.54%	16.15%	2,232,399.7	2,060,922.6	1,953,096.7
5 Year Semi Annual Couponed G. Bond	04.12.2007	05.12.2007	26.09.2012	8.04%	16.08%	16.73%	1,099,834.8	637,890.2	610,111.2

Source:	UT

Fixed Coupon YTL Denominated Treasury Auctions in 2008

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(thousand YTL)
5 Year Semi Annual Couponed G. Bond	22.01.2008	23.01.2008	26.09.2012	8.43%	16.86%	17.57%	1,410,878.7	763,086.1	726,542.5
5 Year Semi Annual Couponed G. Bond	12.02.2008	13.02.2008	26.09.2012	8.33%	16.66%	17.35%	1,510,194.8	1,317,263.5	1,273,937.7
5 Year Semi Annual Couponed G. Bond	04.03.2008	05.03.2008	19.01.2011	8.60%	17.20%	17.93%	1,337,180.6	1,023,533.1	967,533.2
5 Year Semi Annual Couponed G. Bond	02.09.2008	03.09.2008	28.08.2013	8.93%	17.87%	18.66%	1,488,430.0	1,122,842.9	1,055,413.8
5 Year Semi Annual Couponed G. Bond	06.10.2008	08.10.2008	28.08.2013	10.06%	20.11%	21.12%	347,788.4	1,338,449.1	1,191,540.9

Source:	UT
Fixed Coupon TL Denominated Treasury Auctions in 2009

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(thousand TL)
4 Year Semi Annual Couponed G. Bond	23.06.2009	24.06.2009	28.08.2013	6.93%	13.86%	14.34%	951,200.0	609,734.2	679,854.2
5 Year Semi Annual Couponed G. Bond	04.08.2009	05.08.2009	06.08.2014	5.89%	11.78%	12.13%	1,370,013.3	2,586,871.7	2,506,240.2
5 Year Semi Annual Couponed G. Bond	08.09.2009	09.09.2009	06.08.2014	5.50%	11.00%	11.30%	1,939,297.6	1,621,727.8	1,635,413.8
5 Year Semi Annual Couponed G. Bond	06.10.2009	07.10.2009	06.08.2014	4.94%	9.88%	10.12%	944,574.9	1,950,125.4	2,065,064.6

Source:	UT
Fixed Coupon TL Denominated Treasury Auctions in 2010

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(thousand TL)
3 Year Quarterly Couponed G. Bond	12.01.2010	13.01.2010	09.01.2013	2.32%	9.29%	9.62%	4,989,049	4,971,618	5,063,134
10 Year Semi Annual Couponed G. Bond	26.01.2010	27.01.2010	15.01.2020	5.47%	10.94%	11.24%	1,191,277	1,073,981	1,045,577
3 Year Quarterly Couponed G. Bond	09.02.2010	10.02.2010	09.01.2013	2.36%	9.43%	9.77%	2,972,557	3,497,637	3,574,594
4 Year Semi Annual Couponed G. Bond	09.03.2010	10.03.2010	06.08.2014	5.27%	10.54%	10.82%	995,969	1,099,381	1,125,974
10 Year Semi Annual Couponed G. Bond	06.04.2010	07.04.2010	15.01.2020	5.33%	10.65%	10.93%	488,328	442,172	446,958

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(thousand TL)
3 Year Quarterly Couponed G. Bond	12.04.2010	14.04.2010	10.04.2013	2.35%	9.42%	9.76%	1,091,611	2,191,422	2,224,334
3 Year Quarterly Couponed G. Bond	03.05.2010	05.05.2010	10.04.2013	2.47%	9.88%	10.26%	1,172,993	876,970	884,554
5 Year Semi Annual Couponed G. Bond	22.06.2010	23.06.2010	17.06.2015	4.75%	9.49%	9.72%	2,232,849	2,936,354	2,994,579
3 Year Quarterly Couponed G. Bond	26.07.2010	28.07.2010	10.04.2013	2.08%	8.31%	8.57%	1,962,965	1,265,673	1,321,992
10 Year Semi Annual Couponed G. Bond	27.07.2010	28.07.2010	15.01.2020	4.39%	8.78%	8.98%	1,335,029	1,000,059	1,109,125
3 Year Quarterly Couponed G. Bond	16.08.2010	18.08.2010	10.04.2013	2.17%	8.68%	8.97%	3,454,148	3,568,981	3,713,389
10 Year Semi Annual Couponed G. Bond	17.08.2010	18.07.2010	15.01.2020	4.49%	8.98%	9.18%	1,497,630	1,235,123	1,360,361
5 Year Semi Annual Couponed G. Bond	28.09.2010	29.09.2010	17.06.2015	4.37%	8.73%	8.92%	4,443,448	2,885,908	3,102,013
3 Year Quarterly Couponed G. Bond	12.10.2010	13.08.2010	09.10.2013	1.92%	7.66%	7.89%	4,177,474	2,968,914	2,995,369
3 Year Quarterly Couponed G. Bond	01.11.2010	03.11.2010	09.10.2013	1.91%	7.63%	7.85%	2,425,206	3,874,672	3,929,893
10 Year Semi Annual Couponed G. Bond	02.11.2010	03.11.2010	15.01.2020	4.16%	8.32%	8.49%	2,286,349	2,110,147	2,462,138
5 Year Semi Annual Couponed G. Bond	06.12.2010	08.12.2010	17.06.2015	4.12%	8.24%	8.41%	2,150,428	2,692,208	2,992,685

Source:	UT
Table No. 51
Floating Rate Note Auctions of 2006

							Sales Amount (Inc. Switching)
							Nominal
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound (1)	(thousand YTL)
6 Month T-Bill Yield + 2% (annual)	17.01.2006	18.01.2006	12.01.2011	7.38%	14.76%	15.31%	8,210,033.3	4,079,001.1	4,284,003.8
6 Month T-Bill Yield + 2% (annual)	21.02.2006	22.02.2006	12.01.2011	7.32%	14.65%	15.18%	4,144,754.2	4,215,191.7	4,505,369.0
6 Month T-Bill Yield + 2% (annual)	13.03.2006	15.03.2006	12.01.2011	7.30%	14.61%	15.13%	2,169,350.0	1,489,180.7	1,607,257.6
6 Month T-Bill Yield + 2% (annual)	10.04.2006	12.04.2006	12.01.2011	7.31%	14.62%	15.16%	2,526,667.2	1,698,579.5	1,851,843.2
6 Month T-Bill Yield + 2% (annual)	22.05.2006	24.05.2006	12.01.2011	7.54%	15.09%	15.65%	1,855,206.1	2,238,383.3	2,445,430.1
6 Month T-Bill Yield + 2% (annual)	12.06.2006	14.06.2006	12.01.2011	8.03%	16.06%	16.70%	1,139,002.5	1,758,023.8	1,881,225.9
6 Month T-Bill Yield + 2% (annual)	12.09.2006	13.09.2006	07.09.2011	11.23%	22.46%	23.72%	1,927,405.4	3,181,174.0	3,207,352.2
3 Month T-Bill Yield + 1% (annual)	04.07.2006	05.07.2006	02.07.2008	5.73%	22.92%	24.97%	2,728,548.8	4,557,076.6	4,551,917.8
3 Month T-Bill Yield + 1% (annual)	22.08.2006	23.08.2006	02.07.2008	5.66%	22.66%	24.65%	2,820,251.5	2,444,345.5	2,525,255.2
6 Month T-Bill Yield + 2% (annual)	02.10.2006	04.10.2006	07.09.2011	11.24%	22.49%	23.75%	1,479,728.0	1,948,289.1	1,987,038.8
6 Month T-Bill Yield + 2% (annual)	21.11.2006	22.11.2006	07.09.2011	10.86%	21.72%	22.90%	3,204,325.6	2,796,765.2	2,997,439.4
TOTAL							32,205,273	30,406,011	31,844,133

(1)	This interest rate reflects the term interest rate which is accepted and is the basis for the price accepted at the auction, assuming that the term interest remains the same during the year.

(1)	Based on the assumption that the term interest rate remains the same during the year.

Source:	UT
Floating Rate Note Auctions of 2007

							Sales Amount (Inc. Switching)
							Nominal
				Average Interest Rate			Bid Amount	Nominal	Net
	Auction	Value	Maturity			Compound
	Date	Date	Date	Term	Simple	(1)	(thousand YTL)
based on the last 6-month discounted auctions +2.00% (annual spread)	06.03.2007	07.03.2007	26.02.2014	10.60%	21.21%	22.33%	2,333,889.8	3,067,945.8	3,106,299.9
based on the last 6-month discounted auctions +2.00% (annual spread)	08.05.2007	09.05.2007	26.02.2014	10.37%	20.73%	21.81%	2,655,853.6	3,767,838.7	4,015,459.6
based on the last 6-month discounted auctions +2.00% (annual spread)	26.06.2007	27.06.2007	26.02.2014	10.43%	20.87%	21.96%	1,222,663.4	2,278,732.2	2,482,564.2
based on the last 6-month discounted auctions +2.00% (annual spread)	17.07.2007	18.07.2007	26.02.2014	10.47%	20.95%	22.05%	829,942.3	1,392,700.9	1,530,730.7
based on the last 6-month discounted auctions +2.00% (annual spread)	04.09.2007	05.09.2007	26.02.2014	9.54%	19.08%	19.99%	5,135,692.9	2,994,520.1	3,016,313.2

(1)	This interest rate reflects the term interest rate which is accepted and is the basis for the price accepted at the auction, assumed that the term interest remains the same during the year.

Source:	UT
Floating Rate Note Auctions of 2008

							Sales Amount (Inc. Switching)
							Nominal
				Average Interest Rate			Bid Amount	Nominal	Net
	Auction	Value	Maturity			Compound
	Date	Date	Date	Term	Simple	(1)	(thousand YTL)
based on the last 6-month discounted auctions +1.50% (annual spread)	08.04.2008	09.04.2008	03.04.2013	8.76%	17.52%	18.29%	3,430,023.8	3,825,233.9	3,850,446.5

based on the last 6-month discounted auctions +1.50% (annual spread)	10.06.2008	11.06.2008	03.04.2013	8.95%	17.90%	18.70%	1,943,527.0	2,001,517.8	2,050,191.9

							Sales Amount (Inc. Switching)
							Nominal
				Average Interest Rate			Bid Amount	Nominal	Net
	Auction	Value	Maturity			Compound
	Date	Date	Date	Term	Simple	(1)	(thousand YTL)
based on the last 3-month discounted auctions +2,0% (annual spread)	01.07.2008	02.07.2008	26.06.2013	4.88%	19.52%	21.00%	4,390,168.9	6,286,950.0	6,330,711.6

based on the last 3-month discounted auctions +2,0% (annual spread)	12.08.2008	13.08.2008	26.06.2013	4.69%	18.76%	20.12%	3,869,216.2	3,828,172.3	4,032,751.5

based on the last 3-month discounted auctions +2,0% (annual spread)	14.10.2008	15.10.2008	26.06.2013	4.75%	19.00%	20.40%	2,658,397.0	3,262,075.6	3,410,500.0

based on the last 3-month discounted auctions +2,0% (annual spread)	25.11.2008	26.11.2008	20.11.2013	4.95%	19.80%	21.32%	2,390,551.3	6,495,925.8	6,699,899.3

(1)	This interest rate reflects the term interest rate which is accepted and is the basis for the price accepted at the auction, assuming that the term interest remains the same during the year.

Source:	UT
Floating Rate Note Auctions of 2009

							Sales Amount (Inc. Switching)
							Nominal
				Average Interest Rate			Bid Amount	Nominal	Net
	Auction	Value	Maturity			Compound
	Date	Date	Date	Term	Simple	(1)	(Thousand TL)
based on the last 3-month discounted auctions +2.0% (annual spread)	13.01.2009	14.01.2009	20.11.2013	4.92%	19.69%	21.19%	727,239	1,747,174	1,855,518

based on the last 3-month discounted auctions +2.0% (annual spread)	03.02.2009	04.02.2009	20.11.2013	4.92%	19.69%	21.19%	3,588,487	4,921,267	5,284,593

based on the last 3-month discounted auctions +2.0% (annual spread)	07.04.2009	08.04.2009	02.04.2014	3.64%	14.58%	15.39%	2,679,369	3,999,707	4,238,885

based on the last 3-month discounted auctions +2.0% (annual spread)	05.05.2009	06.05.2009	02.04.2014	3.63%	14.53%	15.34%	3,303,443	5,091,700	5,464,299

based on the last 3-month discounted auctions +1.0% (annual spread)	21.07.2009	22.07.2009	16.07.2014	2.84%	11.35%	11.84%	3,857,795	2,030,895	2,080,748

based on the last 3-month discounted auctions +1.0% (annual spread)	04.08.2009	05.08.2009	16.07.2014	2.79%	11.17%	11.65%	4,251,522	4,013,526	4,157,094

based on the last 3-month discounted auctions +1.0% (annual spread)	29.09.2009	30.09.2009	16.07.2014	2.70%	10.81%	11.26%	6,855,684	2,491,353	2,658,691

based on the last 3-month discounted auctions Without spread	06.10.2009	07.10.2009	28.09.2016	2.33%	9.33%	9.67%	2,772,636	4,262,142	4,285,200

based on the last 3-month discounted auctions Without spread	24.11.2009	25.11.2009	28.09.2016	2.31%	9.23%	9.55%	5,165,260	1,208,300	1,236,503

(1)	This interest rate reflects the term interest rate which is accepted and is the basis for the price accepted at the auction, assuming that the term interest remains the same during the year.

Source:	UT
Floating Rate Note Auctions of 2010

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(Thousand TL)
7 Year Quarterly Couponed G. Bond	12.01.2010	13.01.2010	04.01.2017	2.04%	8.16%	8.41%	3,468,032	2,820,083	2,844,278
7 Year Quarterly Couponed G. Bond	16.02.2010	17.02.2010	04.01.2017	2.02%	8.09%	8.34%	2,181,632	2,566,972	2,618,136
7 Year Quarterly Couponed G. Bond	20.04.2010	21.04.2010	04.01.2017	1.97%	7.89%	8.13%	756,283	1,526,888	1,521,560
7 Year Semi Annual Couponed G. Bond	27.07.2010	28.07.2010	19.07.2017	4.13%	8.25%	8.43%	2,502,611	1,661,495	1,662,008
7 Year Semi Annual Couponed G. Bond	16.08.2010	18.08.2010	19.07.2017	4.11%	8.21%	8.38%	4,493,049	3,977,632	4,006,238
7 Year Semi Annual Couponed G. Bond	28.09.2010	29.09.2010	19.07.2017	4.03%	8.06%	8.22%	3,157,722	1,318,109	1,350,232
7 Year Semi Annual Couponed G. Bond	01.11.2010	03.11.2010	25.10.2017	3.88%	7.76%	7.91%	2,832,474	2,698,876	2,733,910
7 Year Semi Annual Couponed G. Bond	07.12.2010	08.12.2010	25.10.2017	3.81%	7.62%	7.77%	3,599,862	3,870,465	3,976,636
Table No. 52
Fixed Coupon FX Denominated Auctions in 2006

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(million)
3 Years G. Bond-Euro	28.11.2006	29.11.2006	25.11.2009	2.43%	4.85%	4.91%	1,538.2	738.1	741.1

Source:	UT
Fixed Coupon FX Denominated Auctions in 2007

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(million)
3 Years G. Bond-USD	23.01.2007	24.01.2007	20.01.2010	2.93%	5.85%	5.94%	2,216.7	1,993.4	1,974.2
3 Years G. Bond-USD	20.03.2007	21.03.2007	20.01.2010	2.84%	5.69%	5.77%	1,677.7	1,354.1	1,358.8

Source:	UT

Fixed Coupon FX Denominated Auctions in 2008

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(million)
3 Years G. Bond-USD	27.05.2008	28.05.2008	25.05.2011	2.75%	5.50%	5.58%	238.5	563.9	561.1

Source:	UT
Fixed Coupon FX Denominated Auctions in 2010

							Sales Amount (Inc. Switching)
							Nominal
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(million)
2 Years G. Bond-USD	19.01.2010	29.01.2010	18.01.2012	1.23%	2.46%	2.48%	2,180.2	1,923.9	1,925.8

Source:	UT
Table No. 53
Switching Auctions in 2006

Securities Issued
					Interest
Auction Date	Value Date			Maturity Date	Term	Simple	Comp.
27.07.2006	28.07.2006	(*)	2 Years G. Bond (FRN)	02.07.2008	5.84	23.36	25.49
03.10.2006	04.10.2006		679 Days G. Bond	13.08.2008	46.22	24.78	22.59
03.10.2006	04.10.2006		679 Days G. Bond	13.08.2008	46.22	24.78	22.59

Securities Bought Back
		Amount Bought Back
(Thousand YTL)	Net Bid Amount	Nominal	Net
2 Years G. Bond (FRN)	1,494,509.4	601,826.2	617,437.6
567 Days G. Bond	690,383.7	722,100.5	688,758.5
560 Days G. Bond	1,085,148.2	1,155,226.4	1,083,182.6
TOTAL	3,270,041.3	2,479,153.1	2,389,378.7

(*)	Investors bid for price of issued security which auctioned with the value date July 28, 2006, while they bid for price of bought-back securities which auctioned with the value date October 4, 2006.

Source:	UT

Switching Auctions in 2007

Securities Issued
	Value			Interest
Auction Date	Date		Maturity Date	Term	Simple	Comp.
27.09.2007	28.09.2007	292 Days G. Bond	06.05.2009	27.56%	17.12%	16.32%
27.09.2007	28.09.2007	320 Days G. Bond	06.05.2009	27.56%	17.12%	16.32%
01.11.2007	02.11.2007	257 Days G. Bond	05.08.2009	28.74%	16.29%	15.40%
01.11.2007	02.11.2007	285 Days G. Bond	05.08.2009	28.74%	16.29%	15.40%
22.11.2007	23.11.2007	236 Days G. Bond	05.08.2009	29.57%	17.33%	16.40%
22.11.2007	23.11.2007	264 Days G. Bond	05.08.2009	29.57%	17.33%	16.40%

Securities Bought Back
		Amount Bought Back
(Thousand YTL)	Net Bid Amount	Nominal	Net
672 Days G. Bond	1,819,659.1	985,659.4	871,406.9
616 Days G. Bond	2,507,447.3	1,154,029.1	1,008,966.6
672 Days G. Bond	986,108.0	456,600.0	413,468.8
616 Days G. Bond	2,385,950.2	979,617.4	876,981.5
672 Days G. Bond	324,655.6	151,354.2	137,588.9
616 Days G. Bond	1,255,638.0	579,964.0	520,902.8
TOTAL	9,279,458.2	4,307,224.1	3,829,315.5
Source: UT
Switching Auctions in 2008

Securities Issued
	Value			Interest
Auction Date	Date		Maturity Date	Term	Simple	Comp.
15.01.2008	16.01.2008	630 Days G. Bond	07.10.2009	29.68	17.15	16.20
15.01.2008	16.01.2008	630 Days G. Bond	07.10.2009	29.68	17.15	16.20
07.02.2008	08.02.2008	607 Days G. Bond	07.10.2009	29.34	17.60	16.68
07.02.2008	08.02.2008	607 Days G. Bond	07.10.2009	29.34	17.60	16.68

Securities Bought Back
		Amount Bought Back
(Thousand YTL)	Net Bid Amount	Nominal	Net
182 Days T. Bill	1,566,056.4	752,065.0	697,493.4
210 Days T. Bill	1,657,581.7	743,850.0	681,994.6
159 Days T. Bill	1,293,384.9	952,481.0	889,922.8
187 Days T. Bill	2,258,484.9	1,173,492.4	1,083,902.3
TOTAL	6,775,507.9	3,621,888.4	3,353,313.1

Source:	UT
Switching Auctions in 2009

Securities Issued
	Value			Interest
Auction Date	Date		Maturity Date	Term	Simple	Comp.
04.06.2009	05.06.2009	1209 Days G. Bond	26.09.2012	6.83%	13.65%	14.12%
04.06.2009	05.06.2009	1762 Days G. Bond	02.04.2014	3.64%	14.54%	15.35%
09.07.2009	10.07.2009	1771 Days G. Bond	26.09.2012	6.31%	12.63%	13.03%
09.07.2009	10.07.2009	1727 Days G. Bond	02.04.2014	2.99%	11.97%	12.51%
13.08.2009	14.08.2009	635 Days G. Bond	11.05.2011	18.34%	10.51%	10.13%
13.08.2009	14.08.2009	1692 Days G. Bond	02.04.2014	2.94%	11.78%	12.30%
17.09.2009	18.09.2009	600 Days G. Bond	11.05.2011	15.63%	9.49%	9.21%
17.09.2009	18.09.2009	1783 Days G. Bond	06.08.2014	5.37%	10.74%	11.02%
17.09.2009	18.09.2009	1762 Days G. Bond	16.07.2014	2.82%	11.28%	11.77%
05.11.2009	06.11.2009	635 Days G. Bond	03.08.2011	16.11%	9.24%	8.94%
05.11.2009	06.11.2009	2518 Days G. Bond	28.09.2016	2.45%	9.80%	10.17%

Securities Bought Back

		Amount Bought Back
(Thousand TL)	Net Bid Amount	Nominal	Net
61 Days T. Bill	924,846	720,281	707,950
257 Days T. Bill	420,520	236,539	252,363
89 Days T. Bill	338,539	199,543	195,348
222 Days T. Bill	3,020,812	536,057	580,202
54 Days T. Bill	644,316	159,279	157,431
187 Days T. Bill	1,685,180	648,179	708,745
117 Days T. Bill	356,180	300,556	293,168
145 Days T. Bill	352,092	229,209	238,863
152 Days T. Bill	3,901,224	2,825,068	2,891,909
117 Days T. Bill	480,318	280,640	274,042
103 Days T. Bill	1,156,449	451,821	467,784

TOTAL	13,340,483.9	6,586,894.2	6,767,815.9

Source:	UT
Switching Auctions in 2010

Securities Issued
	Value			Interest
Auction Date	Date		Maturity Date	Term	Simple	Comp.
28.01.2010	29.01.2010	656 Days G. Bond	16.11.2011	16.68%	9.26%	8.94%
28.01.2010	29.01.2010	656 Days G. Bond	16.11.2011	16.68%	9.26%	8.94%
28.01.2010	29.01.2010	2434 Days G. Bond	28.09.2016	1.92%	7.68%	7.90%
18.03.2010	19.03.2010	1027 Days G. Bond	09.01.2013	2.40%	9.61%	9.96%
29.04.2010	30.04.2010	2441 Days G. Bond	04.01.2017	2,00%	7.99%	8.23%
29.04.2010	30.04.2010	635 Days G. Bond	25.01.2012	16.83%	9.65%	9.33%

Securities Bought Back
		Amount Bought Back
(Thousand TL)	Net Bid Amount	Nominal	Net
75 Days T. Bill	372,399	260,000	256,761
145 Days T. Bill	371,946	284,000	276,445
201 Days T. Bill	1,629,791	930,000	995,906
306 Days T. Bill	654,036	376,256	403,843
257 Days T. Bill	1,057,843	427,866	444,511
264 Days T. Bill	585,112	393,996	424,547
TOTAL	4,671,127	2,672,118	2,802,013

Source:	UT

Table No. 54
Buy Back Auctions in 2006

					(Thousand TL)
					Early Redeemed Through Buy Back
Auction Date	Value Date	Securities Bought Back	Maturity Date	Net Bid Amount	Nominal	Net
21.03.2006	22.03.2006	5 Years FX-Indexed G. Bond	14.06.2006	2,260,306	677,57	805,719
27.04.2006	28.04.2006	5 Years FX-Indexed G. Bond	14.06.2006	1,587,137	838,723	993,467
			TOTAL	3,847,403	1,516,293	1,799,186
Buy Back Auctions in 2008

						(Thousand TL)
					Interest	Early Redeemed Through Buy Back
Auction Date	Value Date	Securities Bought Back	Maturity Date	Net Bid Amount	Term	Nominal	Net
14.05.2008	15.05.2008	2 Year Quarterly Floater	02.07.2008	3,891,905	4.30%	1,359,170	1,391,247
14.05.2008	15.05.2008	22 Month Zero Coupon	16.07.2008	2,347,171	2.88%	111,886	108,753
03.06.2008	04.06.2008	2 Year Quarterly Floater	02.07.2008	2,121,906	4.33%	920,450	950,871
26.08.2008	27.08.2008	22 Month Zero Coupon	26.11.2008	1,044,428	4.35%	210,627	201,854
			TOTAL	9,405,410		2,602,133	2,652,725

Buy Back Auctions in 2010

								(Thousand TL)
						Interest		Early Redeemed Through Buy Back
Auction Date	Value Date	Securities Bought Back	Maturity Date	Net Bid Amount	Term	Simple	Comp.	Nominal	Net
02.09.2010	02.09.2010	TRT120111T10 (FRN)	12.01.2011	676,863	3.68%	7.36%	7.50%	86,600	88,510
02.09.2010	02.09.2010	TRT120111T10 (FRN)	12.01.2011	438,682	3.58%	7.15%	7.28%	192,800	197,730
23.09.2010	23.09.2010	TRT190111T13 (Fixed)	19.01.2011	803,632	3.64%	7.28%	7.41%	191,261	200,000
30.09.2010	30.09.2010	TRT190111T13 (Fixed)	19.01.2011	665,356	3.62%	7.23%	7.37%	188,000	196,886
07.10.2010	07.10.2010	TRT190111T13 (Fixed)	19.01.2011	458,853	3.60%	7.20%	7.33%	100,000	104,880
14.10.2010	14.10.2010	TRT120111T10 (FRN)	12.01.2011	684,648	3.60%	7.20%	7.33%	100,000	103,101
21.10.2010	21.10.2010	TRT120111T10 (FRN)	12.01.2011	663,391	3.61%	7.21%	7.34%	180,00	185,830
04.11.2010	04.11.2010	TRT120111T10 (FRN)	12.01.2011	508,72	3.59%	7.18%	7.30%	193,186	200,000
11.11.2010	11.11.2010	TRT120111T10 (FRN)	12.01.2011	485,059	3.59%	7.19%	7.32%	192,927	200,000
25.11.2010	25.11.2010	TRT120111T10 (FRN)	12.01.2011	223,618	3.59%	6.79%	6.90%	50,000	52,000
02.12.2010	02.12.2010	TRT020211T11 (Zero Coup.)	02.02.2011	326,350	1.14%	6.80%	6.99%	20,000	19,775
09.12.2010	09.12.2010	TRT020211T11 (Zero Coup.)	02.02.2011	158,529	0.93%	6.29%	6.46%	100,000	99,076
16.12.2010	16.12.2010	TRT020211T11 (Zero Coup.)	02.02.2011	99,221	0,00%	0,00%	0,00%	0,00	0
			TOTAL	6,192,922				1,594,774	1,647,788
Table No. 55
CPI Indexed YTL Denominated Auctions in 2007

							Sales Amount (Inc. Switching)
							Net
							Bid
	Auction	Value	Maturity	Average Real Interest Rate			Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(thousand YTL)
5 Year G. Bond (Semiannually 5% real interest rate)	20.02.2007	21.02.2007	15.02.2012	4.86%	9.72%	9.95%	9,429,529.6	4,099,640.8	4,144,736.8

5 Year G. Bond (Semiannually 5% real interest rate)	29.05.2007	30.05.2007	15.02.2012	4.85%	9.71%	9.94%	1,195,412.4	1,146,826.0	1,219,076.0

5 Year G. Bond (Semiannually 5% real interest rate)	21.08.2007	22.08.2007	15.02.2012	5.15%	10.30%	10.57%	66,028.8	679,102.5	698,796.5

5 Year G. Bond (Semiannually 5% real interest rate)	06.11.2007	07.11.2007	15.02.2012	4.52%	9.04%	9.25%	623,127.9	527,079.5	575,570.8

Source:	UT
CPI Indexed YTL Denominated Auctions in 2008

							Sales Amount (Inc. Switching)
							Net
							Bid
	Auction	Value	Maturity	Average Real Interest Rate			Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(thousand YTL)
4 Year G. Bond (Semiannually 5% real interest rate)	19.02.2008	20.02.2008	15.02.2012	4.82%	9.63%	9.86%	474,588.7	663,456.1	727,692.0
4 Year G. Bond (Semiannually 5% real interest rate)	06.05.2008	07.05.2008	15.02.2012	5.09%	10.18%	10.44%	281,180.7	352,853.9	397,490.0
5 Year G. Bond (Semiannually 5% real interest rate)	19.08.2008	20.08.2008	14.08.2013	5.10%	10.20%	10.46%	1,274,758.3	1,188,641.1	1,270,657.3
CPI Indexed TL Denominated Auctions in 2009

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Real Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(thousand TL)
5 Year G. Bond (Semiannually 6% real interest rate)	17.02.2009	18.02.2009	14.08.2013	6.76%	13.53%	13.98%	2,021,909	1,334,358	1,316.291

5 Year G. Bond (Semiannually 6% real interest rate)	06.04.2009	08.04.2009	14.08.2013	5.85%	11.71%	12.05%	5,819,408	4,662,778	4,971.640

5 Year G. Bond (Semiannually 4.5% real interest rate)	26.05.2009	27.05.2009	21.05.2014	4.25%	8.50%	8.68%	1,776,418	1,549,004	1,579.985

5 Year G. Bond (Semiannually 4.5% real interest rate)	14.07.2009	15.07.2009	21.05.2014	4.28%	8.55%	8.73%	2,888,095	3,229,306	3,342.687

5 Year G. Bond (Semiannually 4.5% real interest rate)	18.08.2009	19.08.2009	21.05.2014	3.50%	6.99%	7.13%	8,525,425	3,864,597	4,303.968

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Real Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(thousand TL)
5 Year G. Bond (Semiannually 3.5% real interest rate)	05.10.2009	07.10.2009	01.10.2014	2.37%	4.74%	4.80%	5,188,057	4,028,775	4,429.603

5 Year G. Bond (Semiannually 3.5% real interest rate)	17.11.2009	18.11.2009	01.10.2014	2.21%	4.43%	4.48%	2,362,656	2,303,944	2,585.257

Source:	UT
CPI Indexed TL Denominated Auctions in 2010

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Real Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(thousand TL)
5 Year G. Bond (Semiannually 2.25 % real interest rate)	15.02.2010	17.02.2010	11.02.2015	1.83%	3.67%	3.70%	4,727,902	4,278,644	4,440,344

5 Year G. Bond (Semiannually 2.25 % real interest rate)	02.03.2010	03.03.2010	11.02.2015	1,83%	3.65%	3.69%	2,647,529	4,224,410	4,409,230

10 Year G. Bond (Semiannually 2% real interest rate)	13.04.2010	14.04.2010	01.04.2020	2.12%	4.24%	4.29%	1,825,886	3,004,849	2,946,015

5 Year G. Bond (Semiannually 2% real interest rate)	04.05.2010	05.05.2010	29.04.2015	1.91%	3.83%	3.86%	2,904,175	3,757,447	3,786,974

5 Year G. Bond (Semiannually 2% real interest rate)	21.06.2010	23.06.2010	29.04.2015	1.88%	3.76%	3.79%	5,243,210	3,404,255	3.492.900

10 Year G. Bond (Semiannually 2% real interest rate)	10.08.2010	11.08.2010	01.04.2020	2.08%	4.15%	4.19%	1,628,689	2,198,327	2,232,159

10 Year G. Bond (Semiannually 2% real interest rate)	23.11.2010	24.11.2010	01.04.2020	0.89%	1.78%	1.78%	5,794,001	2,532,488	3,093,476

Source:	UT

     The following table presents Turkey’s central government domestic debt at the end of the years listed:
Table No. 56
Central Government Domestic Debt (1)

(In millions of TL)	2006	2007	2008	2009	2010 (1)
Total Domestic Debt	251,470	255,31	274,827	330,005	352,841
Securitized Debt	251,470	255,31	274,827	330,005	352,841
Cash	208,376	220,582	248,691	313,232	350,379
Bonds	198,783	214,448	234,713	299,196	340,854
Bills	9,594	6,134	13,978	14,036	9,525
Non-Cash	43,094	34,728	26,136	16,772	2,463
Bonds	43,094	34,728	26,136	16,772	2,463
Bills	—	—	—	—	—

(1)	Provisional.

Source:	UT.
Table No. 57
Domestic Debt Service (1) (2)

(In millions of TL)	2006	2007	2008	2009	2010
Total Domestic Debt Service	150,428	148,847	134,641	141,889	183,731
Principal	111,769	107,307	90,124	95,126	141,583
Interest	38,659	41,54	44,517	46,762	42,148

(1)	Provisional.

(2)	Payments on non-cash basis are included.

REPORT ON FINANCING THROUGH MONEY MARKET CASH OPERATIONS
     The Undersecretariat of Treasury published a report on short term money market cash operations on November 11, 2008. The purpose of this report is to set forth procedures and principles for financing short term money market cash operations. As a result, the Treasury will be able to manage cash flows in line with its fiscal, monetary, and debt management policies.
     The Treasury, with these operations, can issue three kinds of instruments: Cash Transaction Notes (CTN), Reopen with the Commitment for Repurchase (RCR), and Deposit Auction (DA).
     CTNs can be issued as discounted Domestic Borrowing Notes (DBN) with a maximum maturity of 30 days. They can be traded in secondary markets, redeemed before maturity and cannot be printed physically. Transfers and reconciliation between the parties’ deposits are done electronically.
     RCNs also can be issued within a maximum of 30 days and the Treasury can reopen a DBN, which was previously issued, with a commitment for repurchase (without it being printed physically).
     DAs are a short term debt transaction with a maximum maturity of 30 days. This instrument comes with collateral but no DBN issuance is needed.
Transactions which take place and notes which are issued pursuant to this regulation are exempt from taxes, duties and charges, except fees charged pursuant to the provisions of Income Tax Law No. 193 and Corporation Tax Law No. 5422.
EXTERNAL DEBT AND DEBT MANAGEMENT
     Turkey’s gross external debt has increased from $207.7 billion in 2006 to $289.5 billion in 2010. The main factor for this change was the increasing trend of private sector debt. The private sector debt was $120.4 billion in 2006 and it reached to $188.7 billion in 2010.
     In contrast to the increasing trend in nominal value of debt stock, the external debt to GDP ratio was stable at around 38% between 2006 and 2008. However, the 2008 global financial crisis impacted Turkey’s external debt and the ratio increased to 43.5% as of the end of 2009. With the help of a stabilizing global financial environment, the ratio started to decline and stood at 39.3% as of end of 2010. The public sector external debt to GDP ratio decreased by 1.5% points from 13.6% in 2006 to 12.1% in 2010 and the Central Bank’s external debt to GDP decreased from 3.0% in 2006 to 1.6% in 2010, while the private sector debt to GDP increased from 22.9% in 2006 to 25.7% in 2010.
     In addition, the maturity composition of the gross external debt did not change significantly during the last six years. At the end of 2006, the portion of the short and long term external debt to total external debt was 20.5% and 79.5%, respectively, and reached 27% and 73%, respectively, in 2010. However, the sectoral breakdown of the external debt has changed such that the share of the “public sector” and “monetary authorities” debt in the total external debt stock decline by 3.7% and 3.5% points, respectively, during this period. On the other hand, the share of private sector external debt of the total external debt stock increased 7.2% during the same period and reached 65.2% as of end of 2010. The portion of “public external debt” and “monetary authorities’ debt” in the total external debt stock is 30.7% and 4.1%, respectively, as of the end of 2010.
     At the end of 2010, Treasury-guaranteed external debt stock was $7.4 billion, representing an increase of approximately $4.3 billion compared to end of 2006.
     The following tables provide information as to the public and private share of external debt stock of Turkey for the periods indicated:
Table No. 58
Gross Outstanding External Debt of Turkey (1)

GROSS EXTERNAL DEBT- by BORROWER (Million $)	2006	2007	2008	2009	2010
TOTAL	207,704	249,478	280,357	268,457	289,513
SHORT TERM	42,623	43,135	53,104	49,711	78,123
PUBLIC SECTOR	1,750	2,163	3,248	3,598	4,290
GENERAL GOVERNMENT	0	0	0	0	0
Central Government	0	0	0	0	0
Local Administrations	0	0	0	0	0
Funds	0	0	0	0	0
FINANCIAL INSTITUTIONS	1,555	2,163	3,148	3,598	4,290
Banks	1,555	2,163	3,148	3,598	4,290
Non-Banking Institutions	0	0	0	0	0
NON-FINANCIAL INSTITUTIONS	195	0	100	0	0
SOE’s	195	0	100	0	0
Other	0	0	0	0	0
CBRT	2,563	2,282	1,874	1,776	1,576
Dresdner Bank Scheme	2,562	2,281	1,873	1,775	1,575
Other	1	1	1	1	1
PRIVATE SECTOR	38,310	38,690	47,982	44,337	72,257
FINANCIAL INSTITUTIONS	20,702	16,629	24,489	22,554	48,318
Banks	19,993	16,167	24,269	22,253	47,287
Non-Banking Institutions	709	462	220	301	1,031
NON-FINANCIAL INSTITUTIONS	17,608	22,061	23,493	21,783	23,939
LONG TERM	165,081	206,343	227,253	218,746	211,390
PUBLIC SECTOR	69,837	71,362	75,037	79,863	84,651
GENERAL GOVERNMENT	67,854	68,813	72,362	77,139	81,614
Central Government	66,577	67,121	69,757	74,054	78,085
Local Administrations	1,030	1,505	2,466	2,993	3,468
Funds	248	187	138	91	61
FINANCIAL INSTITUTIONS	487	620	590	1,116	1,741
Banks	487	620	590	1,116	1,741
Non-Banking Institutions	0	0	0	0	0
NON-FINANCIAL INSTITUTIONS	1,496	1,929	2,086	1,609	1,296
SOE’s	1,390	1,812	1,892	1,437	1,155
Other	106	117	194	172	141
CBRT	13,115	13,519	12,192	11,529	10,251
CBRT Loans	0	0	0	0	0
Dresdner Bank Scheme	13,106	13,510	12,183	11,520	10,242
NGTA	9	9	9	9	9
PRIVATE SECTOR	82,129	121,462	140,023	127,354	116,488
FINANCIAL INSTITUTIONS	28,492	41,874	41,203	35,438	34,478
Banks	22,063	30,920	30,010	27,938	28,609
Non-Banking Institutions	6,429	10,954	11,193	7,500	5,869
NON-FINANCIAL INSTITUTIONS	53,637	79,588	98,820	91,916	82,010

GROSS EXTERNAL DEBT - by LENDER (Million $)	2006	2007	2008	2009	2010
TOTAL	207,704	249,478	280,356	268,457	289,513
LOAN	171,357	210,735	241,450	227,558	244,128
SHORT TERM	42,623	43,135	53,104	49,711	78,123
PRIVATE CREDITORS	42,623	43,135	53,104	49,711	78,123
MONETARY INSTITUTIONS	20,761	16,379	24,494	21,177	48,802
NONMONETARY INSTITUTIONS	21,862	26,756	28,610	28,534	29,321
OFFICIAL CREDITORS	0	0	0	0	0
LONG TERM	128,734	167,600	188,346	177,847	166,005
PRIVATE CREDITORS	98,984	138,119	154,541	139,264	125,428
MONETARY INSTITUTIONS	79,593	116,499	131,950	117,363	104,460
NONBANK FINANCIAL INSTITUTIONS	5,242	6,849	6,644	6,458	5,865
PRIVATE INVETSTMENT & DEV. BANKS	32	50	40	36	7
FOREIGN COMMERCİAL BANKS	52,425	75,224	80,758	72,847	67,309
FOREIGN BRANCHES OF DOMESTIC BANKS AND OTHERS	21,895	34,377	44,508	38,022	31,278
NONMONETARY INSTITUTIONS	19,391	21,620	22,591	21,900	20,969
OFFICIAL CREDITORS	29,750	29,480	33,805	38,583	40,577
GOVERNMENTAL ORGANIZATIONS	6,780	6,687	7,297	7,572	8,096
PUBLIC FINANCE INSTUTITIONS	1,256	1,322	1,681	2,121	2,093
CENTRAL BANKS	0	0	0	0	0
CENTRAL GOVERNMENTS	1,139	812	635	497	365
OFFICIAL DEVELOPMENT BANKS	4,386	4,552	4,981	4,953	5,638
MULTILATERAL ORGANIZATIONS	22,970	22,794	26,508	31,011	32,482
IMF-INTERNATIONAL MONETARY FUND	10,759	7,144	8,563	9,434	7,107
IMF SDR ALLOCATİON	0	0	0	1,499	1,478
IBRD	6,855	7,563	8,013	9,766	11,518
OTHER MULTILATERAL INST	5,356	8,087	9,932	11,811	13,856
BONDS (1)	36,347	38,744	38,907	40,899	45,385

(1)	Provisional.

(2)	Source: CBT.

(3)	Public Deposit Banks and Public Development & Investment Banks.

(4)	Public Corporations, Regulatory Institutions and Organizations.

(5)	Since October 1, 2001, CBT is responsible for monitoring private sector debt.

(6)	All the bonds issued in foreign markets are long term securities and the lender class of the bonds is “financial institutions” according to the primary market issuance.

Source:	UT, CBT.
Table No. 59
Currency Composition of Outstanding External Debt (1)(2)

%	2006	2007	2008	2009	2010
TOTAL	100	100	100	100	100
CHF	0.5	0.4	0.4	0.4	0.4
ECU/EUR	32.1	34.7	34.6	35.8	34.3
GBP	0.4	0.3	0.2	0.2	0.3
JPY	1.3	1.2	1.4	1.4	1.7
SDR	5.2	2.9	3.1	3.5	2.5
USD	54.4	54.9	54.4	52.7	51.3
Other	6.2	5.6	5.9	6.0	9.5

(1)	Provisional.

(2)	Reflects figures at the end of the periods indicated.

Source: UT
The following tables present the relationship of Turkey’s public and private external debt to other financial indicators for, or at the end of, the periods indicated:
Table No. 60 Debt Ratios

(Million $)	2006	2007	2008	2009	2010
DOD / GDP (%)
Total	39.5	38.5	37.8	43.5	39.3
Short Term	8.1	6.6	7.2	8.1	10.6
Long Term	31.4	31.8	30.6	35.5	28.7
Public Sector	13.6	11.3	10.6	13.5	12.1
Central Bank	3.0	2.4	1.9	2.2	1.6
Private Sector	22.9	24.7	25.3	27.8	25.7
FINANCIAL RATIOS (%)
T.EXTERNAL DEBT / EXPORTS (FOB)	242.8	232.6	212.3	262.8	254.0
EXTERNAL DEBT SERVICE / GDP	7.5	7.4	7.2	9.4	7.5
EXTERNAL DEBT SERVICE / EXPORTS (FOB)	45.9	44.7	40.3	57.0	48.4
PRIVATE SECTOR/ EXPORTS (FOB)	140.8	149.3	142.4	168.1	165.6
INTEREST / GDP	1.6	1.6	1.5	1.6	1.1
INTEREST / EXPORTS (FOB)	10.0	9.4	8.6	9.7	7.3
INTERNATIONAL RESERVES (NET) / T. EXTERNAL DEBT	30.5	30.6	26.5	27.9	29.7
INTERNATIONAL RESERVES (NET) / SHORT TERM DEBT	148.5	177.2	139.8	150.5	110.1
INTERNATIONAL RESERVES (GROSS) / T. EXTERNAL DEBT	29.3	29.4	25.3	26.3	27.9
INTERNATIONAL RESERVES (GROSS) / SHORT TERM DEBT	142.9	170.0	133.7	142.3	103.3
TCMB RESERVES (GROSS) / IMPORTS (CIF)	43.6	43.1	35.2	50.2	43.5
TCMB RESERVES (NET) / IMPORTS (CIF)	45.3	44.9	36.8	53.1	46.3
CURRENT ACCOUNT BALANCE / TCMB RESERVES (GROSS)	-52.9	-52.4	-59.1	-19.8	-59.0
CURRENT ACCOUNT BALANCE / TCMB RESERVES (NET)	-51.0	-50.3	-56.5	-18.7	-55.4
CURRENT ACCOUNT BALANCE / GDP	-6.1	-5.9	-5.7	-2.3	-6.5

Source:	UT, CBT, TURKSTAT.
Table No. 61
External Debt Service (1) (2)

(in millions of US dollars)	2006	2007	2008	2009	2010
Total External Debt Service	39,264	47,991	53,154	58,248	55,148
Principal	30,708	37,873	41,807	48,372	46,816
Interest	8,556	10,118	11,347	9,876	8,332

(1)	Provisional.

(2)	Repayments through bond issues are included.
Source: CBT.

     The aggregate amount of scheduled repayment of principal and interest on the medium and long-term external public and private debt of Turkey (disbursed and undisbursed) is set forth below for the periods indicated:
Table No. 62
Medium and Long-Term External Debt Service (1,2)

(Million $)	2011	2012	2013	2014	2015	2016+	TOTAL
GROSS TOTAL	55,181	42,330	31,605	24,231	23,647	123,983	300,977
PUBLIC	8,360	11,456	9,066	9,802	8,572	81,222	128,477
PRINCIPLE	5,930	7,482	5,427	6,422	5,550	56,214	87,024
INTEREST	2,430	3,974	3,639	3,380	3,022	25,008	41,453
PRIVATE SECTOR	46,821	30,873	22,540	14,429	15,075	42,761	172,500
PRINCIPLE	44,136	27,342	18,929	11,949	12,057	34,252	148,665
INTEREST	2,685	3,531	3,611	2,480	3,018	8,509	23,835

(1)	Provisional.

(2)	Excluding NGTA and Dresdner Accounts’ Repayments.

Source: UT, CBT (Cross rates based on: 03/31/2010).
Table No. 63
Central Government External Debt Of Turkey (as of December 31, 2010)
(issued between January 1, 2006 and December 31, 2010)

			Maturity	Outstanding
	Agreement Date	Currency	(years)	(billion USD)	Amount
Bond					22.552
Monetary Institutions	Various (01.04.2006 - 04.20.2010)	USD- EUR	Various (8 - 30)		22.552
Loan					12.907
Govermental Organizations	Various (11.03.2006 - 12.31.2010)	USD-EUR-JYP	Various (12 - 51)		729
Monetary Institutions	Various (02.06.2006 - 12.31.2010)	USD-EUR-CHF	Various (2.5 - 22)		4.970
International Organizations	Various (02.22.2006 - 04.12.2010)	USD-EUR-SDR, other	Various (10 - 30)		7.208
Total					35.459

Source:	UT

Table No. 64
External Debt of Turkey (Public Guaranteed)

(provided between
January 1, 2006 and		External Debt of Turkey (Public Guaranteed)
December 31, 2010)			Maturity		Interest Rate /
Agreement Date	Currency	Debt Disbursed and Outstanding ($)	(Year)	Interest Type	Margin
02.02.2006	USD	5,310,526	12.7	WBFSLRUSD	0.25
08.02.2006	EUR	221,703,929	16.4	WBFSLREUR	0.5
27.03.2006	USD	61,390,024	12.8	FIXED	5.08
27.03.2006	USD	58,384,203	13.5	LIUSD6MD	0.2
27.03.2006	USD	2,829,535	5.0	LIUSD6MD	1.5
27.03.2006	USD	5,501,485	5.0	LIUSD6MD	1.5
13.04.2006	EUR	165,675,000	14.9	LIEUR6MDIS	0.0075
10.05.2006	EUR	86,151,000	22.6	FIXED	4.233
19.07.2006	USD	15,000,000	17.4	LIUSD6MD	0.85
19.07.2006	USD	42,008,968	13.4	LIUSD6MD	0.15
19.07.2006	USD	39,460,686	10.0	LIUSD6MD	1.625
28.07.2006	EUR	134,100,506	10.0	EURIBOR6MD	0.31
28.07.2006	EUR	70,020,882	12.7	EURIBOR6MD	0.31
10.08.2006	EUR	132,540,000	20.2	FIXED	4.37
22.06.2007	EUR	72,105,023	13.7	WBFSLREUR	0
22.06.2007	USD	46,311,925	13.7	WBFSLRUSD	0.05
22.06.2007	EUR	66,104,325	13.7	WBFSLREUR	0.07
22.06.2007	EUR	66,270,000	14.7	WBFSLREUR	0.07
19.07.2007	EUR	410,163,343	12.2	FIXED	4.98
18.07.2007	EUR	53,678,700	20.3	FIXED	4.84
14.03.2007	EUR	128,628,195	21.0	FIXED	4.573
11.02.2008	EUR	70,925,468	14.4	WBSCLDE6A98	0.3
08.05.2008	EUR	106,032,000	20.6	FIXED	4.519
08.05.2008	EUR	269,069,421	16.0	EURIBOR6MD	0
28.05.2008	EUR	86,151,000	28.1	WBVSLEURA07	0.07
28.05.2008	USD	197,400,000	28.1	WBVSLUSDA07	0.05
28.05.2008	EUR	7,847,297	29.8	WBVSLEURA07	0.07

(provided between
January 1, 2006 and		External Debt of Turkey (Public Guaranteed)
December 31, 2010)			Maturity		Interest Rate /
Agreement Date	Currency	Debt Disbursed and Outstanding ($)	(Year)	Interest Type	Margin
28.05.2008	USD	82,476,708	29.8	WBVSLUSDA07	0.05
19.08.2008	EUR	132,540,000	20.1	FIXED	0.02
15.09.2008	USD	41,000,000	11.8	LIUSD6MD	-0.09
24.09.2008	EUR	33,135,000	12.1	FIXED	4.7
10.11.2008	EUR	25,182,600	20.1	FIXED	4.56
16.12.2008	USD	60,000,000	29.7	WBVSLUSDA07	0.31
16.12.2008	EUR	144,601,140	29.7	LIEUR6MD	0.33
25.11.2008	EUR	27,709,144	17.6	EURIBOR6MD	0.5
30.12.2008	USD	34,000,000	11.5	LIUSD6MD	0.25
25.07.2008	USD	14,305,375	14.0	WBVSLUSDA07	-0.02
30.01.2009	EUR	3,214,772	17.2	EURIBOR6MD	0.5
24.02.2009	EUR	2,560,461	17.4	EURIBOR6MD	0.4
08.06.2009	EUR	290,512,400	12.1	FIXED	3.975
09.06.2009	USD	71,350,743	29.8	WBVSLUSDA07	-0.05
09.06.2009	EUR	67,259,253	29.8	WBVSLEURA07	-0.05
09.06.2009	USD	117,032,000	24.6	WBVSLUSDA07	-0.05
09.06.2009	EUR	14,874,799	24.6	WBVSLEURA07	-0.05
09.06.2009	USD	29,253,141	19.8	FIXED	0.75
09.06.2009	USD	7,518,738	19.6	FIXED	0.75
08.06.2009	EUR	204,098,000	12.5	EURIBOR6MD	0
17.12.2009	USD	94,681,800	13.7	WBVSLUSDA07	0.6
17.12.2009	EUR	100,516,490	13.7	WBVSLEURA07	0.6
21.12.2009	EUR	66,508,000	10.4	EURIBOR6MD	0
10.12.2009	EUR	26,508,000	21.2	FIXED	4.326
10.12.2009	EUR	117,520,520	15.7	EURIBOR6MD	0
13.05.2010	EUR	97,154,500	12.1	EURIBOR6MD	0
29.06.2010	EUR	590,466	29.5	WBFSLREUR	1.05
06.07.2010	USD	250,000	24.8	LIUSD6MD	0.28
06.07.2010	USD	40,500,000	24.7	LIUSD6MD	0.28
06.07.2010	USD	40,000,000	29.4	LIUSD6MD	0.28
27.08.2010	EUR	14,029,541	17.6	FIXED	5
18.10.2010	USD	28,000,000	9.1	LIUSD6MD	1.62
RISK MANAGEMENT
     In order to increase fiscal discipline, transparency, accountability and effectiveness in the management of debt and claims, Law No. 4749 implemented an active risk management strategy and took measures to limit the potential effects of guarantees and on-lent loans provided by the Treasury. In this context, to establish the necessary legal and organizational infrastructure for the management of public debt and receivables on the basis of risk analysis, a Risk Management Unit was established. In addition, a Debt and Risk Management Committee was set up within the Undersecretariat of the Treasury to ensure coordination and efficiency in debt management. Within this framework, the debt management strategy is executed in line with the main principles of transparency, accountability and predictability.
With the help of this institutional infrastructure, the risk management unit has been fully operational since 2004 and continues to perform its routinely assigned duties, such as providing monthly short-term risk monitoring notes to the Debt and Risk Management Committee. Monthly and annual debt management reports have been published to discuss the developments in the area of public debt and risk management. Furthermore, the Risk Management Unit developed a debt strategy analysis model for the medium-term and produces valuation of the portfolio of explicit contingent liabilities of the state. Also, the Risk Management Unit produces cash flow reports, risk indicator reports and medium and long-term borrowing scenarios in order to evaluate financial risks.
     In order to manage operational risks, a comprehensive operational risk management framework was set up in collaboration with OECD-SIGMA (Support for Improvement in Governance and Management) in 2008. This initiative aims to control and decrease the number of operational risks stemming from business processes, coordination and communication, management of resources, technical infrastructure, information systems or external factors within the context of debt management. Furthermore, in order to monitor operational risks, regular reports are presented to the Debt and Risk Management Committee. “Operational Risk Management Information System” has been used since 2010. Consequently, the data stored in MS Excel files were transferred to a central system and a safer environment was created for producing incident and monitoring reports. This internet-based system serves as the technical infrastructure to prevent data loss and creates a user friendly environment in operational risk management processes. Also, a business continuity plan and disaster recovery studies in asset and liability management were commenced in 2011 within the context of operational risk management and internal control framework.
     The borrowing strategy aims to enhance transparency and the effectiveness of public debt management at an appropriate cost with a prudent level of risk. This is achieved through strategic benchmarking which has been implemented since 2004. Major components of this strategy, which are determined for three-year period with a rolling basis in accordance with the aforementioned cost and risk analysis, are as follows for the period 2011-2013:
•	To use TL instruments as the major source of domestic cash borrowing and to decrease the share of FX denominated/indexed instruments in domestic borrowing.

•	To use fixed rate instruments as the major source of TL borrowing and to decrease the share of instruments with an interest rate re-fixing period of 12 months or less in the TL debt stock.

•	To increase the average maturity of domestic cash borrowing, taking market conditions into consideration and to decrease the share of instruments in the domestic debt stock with a remaining time to maturity of 12 months.

•	To keep a certain level of cash reserves so as to reduce the liquidity risk associated with cash and debt management.
     Tight fiscal policies and the implementation of strategic benchmarks have made an effective debt management structure possible, which in turn has reduced risk premiums.
     Important progress has been achieved in decreasing the public debt ratio. The general government nominal debt stock defined by EU standards to GDP ratio declined to 40.0% at the end of 2008 and increased to 46.1% in 2009 with the impact of the global crisis. This ratio receded to 42.2% at the end of 2010 due to stronger growth and positive budget performance. Moreover, as a result of borrowing policies aimed at reducing the sensitivity of the debt stock to interest rate and foreign exchange rate fluctuations, the share of both floating rate and foreign currency denominated debt decreased gradually. In that framework, the share of foreign currency denominated/indexed debt stock in the Central Government debt stock fell to 26.7% at the end of 2010 from 37.2% at the end of 2006. The share of floating rate debt stock in the Central Government debt stock fell to 44.0% from 51.1% and the duration of TL denominated cash based domestic debt stock increased to 10.6 months from 8.2 months in the same period.